

13001181

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2012

Commission File Number	Names of Registrants, State of Incorporation, Address and Telephone Number	I.R.S. Employer Identification No.
001-32462	PNM Resources, Inc. (A New Mexico Corporation) 414 Silver Ave. SW Albuquerque, New Mexico 87102-3289 (505) 241-2700	85-0468296
001-06986	Public Service Company of New Mexico (A New Mexico Corporation) 414 Silver Ave. SW Albuquerque, New Mexico 87102-3289 (505) 241-2700	85-0019030
002-97230	Texas-New Mexico Power Company (A Texas Corporation) 577 N. Garden Ridge Blvd. Lewisville, Texas 75067 (972) 420-4189	75-0204070

Securities Registered Pursuant To Section 12(b) Of The Act:

Registrant	Title of Each Class	Name of Each Exchange on Which Registered
PNM Resources, Inc.	Common Stock, no par value	New York Stock Exchange

Securities Registered Pursuant To Section 12(g) Of The Act:

Registrant	Title of Each Class
Public Service Company of New Mexico	1965 Series, 4.58% Cumulative Preferred Stock ($100 stated value without sinking fund)

Indicate by check mark whether each registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

PNM Resources, Inc. ("PNMR")	YES ✓	NO __
Public Service Company of New Mexico ("PNM")	YES __	NO ✓
Texas-New Mexico Power Company ("TNMP")	YES __	NO ✓

Indicate by check mark if each registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

PNMR	YES __	NO ✓
PNM	YES __	NO ✓
TNMP	YES ✓	NO __

Indicate by check mark whether each registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

PNMR	YES ✓	NO _
PNM	YES ✓	NO _
TNMP	YES _	NO ✓

(NOTE: As a voluntary filer, not subject to the filing requirements, TNMP filed all reports under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months.)

Indicate by check mark whether each registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

PNMR	YES ✓	NO _
PNM	YES ✓	NO _
TNMP	YES ✓	NO _

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S–K is not contained herein, and will not be contained, to the best of registrants' knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10–K or any amendment to this Form 10–K. ✓

Indicate by check mark whether registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer or a smaller reporting company (as defined in Rule 12b-2 of the Act).

	Large accelerated filer	Accelerated filer	Non-accelerated filer	Smaller Reporting Company
PNMR	✓	_	_	_
PNM	_	_	✓	_
TNMP	_	_	✓	_

Indicate by check mark whether the registrants are a shell company (as defined in Rule 12b-2 of the Exchange Act). YES _ NO ✓

As of February 22, 2013, shares of common stock outstanding were:

PNMR	79,653,624
PNM	39,117,799
TNMP	6,358

On June 29, 2012, the aggregate market value of the voting common stock held by non-affiliates of PNMR as computed by reference to the New York Stock Exchange composite transaction closing price of $19.54 per share reported by The Wall Street Journal, was $1,556,431,813. PNM and TNMP have no common stock held by non-affiliates.

PNM AND TNMP MEET THE CONDITIONS SET FORTH IN GENERAL INSTRUCTIONS (I) (1) (a) AND (b) OF FORM 10-K AND ARE THEREFORE FILING THIS FORM WITH THE REDUCED DISCLOSURE FORMAT PURSUANT TO GENERAL INSTRUCTION (I) (2).

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the following document are incorporated by reference into Part III of this report:

Proxy Statement to be filed by PNMR with the SEC pursuant to Regulation 14A relating to the annual meeting of stockholders of PNMR to be held on May 9, 2013.

This combined Form 10-K is separately filed by PNMR, PNM, and TNMP. Information contained herein relating to any individual registrant is filed by such registrant on its own behalf. Each registrant makes no representation as to information relating to the other registrants. When this Form 10-K is incorporated by reference into any filing with the SEC made by PNMR, PNM, or TNMP, as a registrant, the portions of this Form 10-K that relate to each other registrant are not incorporated by reference therein.

PNM RESOURCES, INC. AND SUBSIDIARIES
PUBLIC SERVICE COMPANY OF NEW MEXICO AND SUBSIDIARIES
TEXAS-NEW MEXICO POWER COMPANY AND SUBSIDIARIES

INDEX

GLOSSARY

Definitions:

ABO	Accumulated Benefit Obligation
Afton	Afton Generating Station
AFUDC	Allowance for Funds Used During Construction
ALJ	Administrative Law Judge
AMS	Advanced Meter System
AOCI	Accumulated Other Comprehensive Income
APBO	Accumulated Postretirement Benefit Obligation
APS	Arizona Public Service Company, which is the operator and a co-owner of PVNGS and Four Corners
ARO	Asset Retirement Obligation
BACT	Best Available Control Technology
BART	Best Available Retrofit Technology
BHP	BHP Billiton, Ltd, the parent of SJCC
Board	Board of Directors of PNMR
BTU	British Thermal Unit
CAA	Clean Air Act
Cascade	Cascade Investment, L.L.C.
CCB	Coal Combustion Byproducts
CO_2	Carbon Dioxide
CTC	Competition Transition Charge
D.C. Circuit	United States Court of Appeals for the District of Columbia Circuit
Delta	Delta-Person Generating Station
DOE	United States Department of Energy
DOI	United States Department of Interior
ECJV	ECJV Holdings, LLC
EIB	New Mexico Environmental Improvement Board
EIP	Eastern Interconnection Project
EPA	United States Environmental Protection Agency
EPE	El Paso Electric
ERCOT	Electric Reliability Council of Texas
ESA	Endangered Species Act
Exchange Act	Securities Exchange Act of 1934
FASB	Financial Accounting Standards Board
FERC	Federal Energy Regulatory Commission
FIP	Federal Implementation Plan
First Choice	FCP Enterprises, Inc. and Subsidiaries
Four Corners	Four Corners Power Plant
FPL	FPL Energy New Mexico Wind, LLC
FPPAC	Fuel and Purchased Power Adjustment Clause
GAAP	Generally Accepted Accounting Principles in the United States of America
GEaR	Gross Earnings at Risk
GHG	Greenhouse Gas Emissions
GWh	Gigawatt hours
IBEW	International Brotherhood of Electrical Workers, Local 611
IRP	Integrated Resource Plan
IRS	Internal Revenue Service
KW	Kilowatt
KWh	Kilowatt Hour

LIBOR	London Interbank Offered Rate
Lordsburg	Lordsburg Generating Station
Luna	Luna Energy Facility
MD&A	Management's Discussion and Analysis of Financial Condition and Results of Operations
MMBTU	Million BTUs
Moody's	Moody's Investor Services, Inc.
MW	Megawatt
MWh	Megawatt Hour
NAAQS	National Ambient Air Quality Standards
Navajo Acts	Navajo Nation Air Pollution Prevention and Control Act, Navajo Nation Safe Drinking Water Act, and Navajo Nation Pesticide Act
NDT	Nuclear Decommissioning Trusts for PVNGS
NEC	Navopache Electric Cooperative, Inc.
NERC	North American Electric Reliability Council
Ninth Circuit	United States Court of Appeals for the Ninth Circuit
NMAG	New Mexico Attorney General
NMED	New Mexico Environment Department
NMIEC	New Mexico Industrial Energy Consumers Inc.
NMPRC	New Mexico Public Regulation Commission
NOx	Nitrogen Oxides
NOI	Notice of Inquiry
NOPR	Notice of Proposed Rulemaking
NRC	United States Nuclear Regulatory Commission
NSPS	New Source Performance Standards
NSR	New Source Review
OCI	Other Comprehensive Income
OPEB	Other Post Employment Benefits
Optim Energy	Optim Energy, LLC, a limited liability company, formerly known as EnergyCo, LLC
OSM	United States Office of Surface Mining Reclamation and Enforcement
PBO	Projected Benefit Obligation
PCRBs	Pollution Control Revenue Bonds
PG&E	Pacific Gas and Electric Co.
PNM	Public Service Company of New Mexico and Subsidiaries
PNM Revolving Credit Facility	PNM's $400.0 Million Unsecured Revolving Credit Facility
PNMR	PNM Resources, Inc. and Subsidiaries
PNMR Revolving Credit Facility	PNMR's $300.0 Million Unsecured Revolving Credit Facility
PNMR Term Loan Agreement	PNMR's $100 Million Unsecured Term Loan Facility
PPA	Power Purchase Agreement
PSD	Prevention of Significant Deterioration
PUCT	Public Utility Commission of Texas
PV	Photovoltaic
PVNGS	Palo Verde Nuclear Generating Station
RCRA	Resource Conservation and Recovery Act
RCT	Reasonable Cost Threshold
REA	New Mexico's Renewable Energy Act of 2004
REC	Renewable Energy Certificates
REP	Retail Electricity Provider
RMC	Risk Management Committee

RPS	Renewable Energy Portfolio Standard
SCE	Southern California Edison Company
SCPPA	Southern California Public Power Authority
SCR	Selective Catalytic Reduction
SEC	United States Securities and Exchange Commission
SIP	State Implementation Plan
SJCC	San Juan Coal Company
SJGS	San Juan Generating Station
SNCR	Selective Non-Catalytic Reduction
SO_2	Sulfur Dioxide
SPS	Southwestern Public Service Company
SRP	Salt River Project
S&P	Standard and Poor's Ratings Services
TCEQ	Texas Commission on Environmental Quality
TECA	Texas Electric Choice Act
Tenth Circuit	United States Court of Appeals for the Tenth Circuit
TNMP	Texas-New Mexico Power Company and Subsidiaries
TNMP 2011 Term Loan Agreement	TNMP's $50 Million Secured Term Loan
TNMP Revolving Credit Facility	TNMP's $75 Million Revolving Credit Facility
TNP	TNP Enterprises, Inc. and Subsidiaries
Tri-State	Tri-State Generation and Transmission Association, Inc.
Tucson	Tucson Electric Power Company
UAMPS	Utah Associated Municipal Power System
Valencia	Valencia Energy Facility
VaR	Value at Risk
WACC	Weighted Average Cost of Capital
WEG	WildEarth Guardians
WSPP	Western Systems Power Pool

PART I

ITEM 1. BUSINESS

THE COMPANY

Overview

PNMR is an investor-owned holding company of utilities providing electricity and energy efficiency products and services in New Mexico and Texas. With PNMR's exit from its unregulated businesses in 2011, PNMR is now fully repositioned as a holding company of regulated electric utilities focused on achieving the following strategic goals:

- Earning authorized returns on its regulated businesses
- Continuing to improve credit ratings
- Providing a top quartile total return to investors

PNMR's success in accomplishing these strategic goals is highly dependent on continued favorable regulatory treatment for its regulated utilities. Both PNM and TNMP seek cost recovery for their investments through general rate cases and various rate riders. The PUCT has approved mechanisms that allow for recovery of capital invested in transmission and distribution projects without having to file a general rate case. In 2011, PNM and TNMP completed general rate proceedings before their state regulators. In August 2012, PNM implemented a rate rider to collect renewable energy procurement costs that are not otherwise being collected in rates. On January 2, 2013, FERC approved a settlement for an increase in rates PNM charges its transmission customers and, in December 2012, PNM filed for an additional increase in rates charged to those customers based on a formula rate methodology, which is pending before FERC. PNM has also reached a settlement for an increase in rates charged to its largest firm-requirements wholesale customer, which is pending before FERC. In September 2012, TNMP received PUCT approval for an increase in its rates to reflect increases in its transmission cost of service. Additional information about rate filings is provided in Note 17.

PNMR's common stock trades on the New York Stock Exchange under the symbol PNM. PNMR was incorporated in the State of New Mexico in 2000.

Other Information

These filings for PNMR, PNM, and TNMP include disclosures for each entity. For discussion purposes, this report will use the term "Company" when discussing matters of common applicability to PNMR, PNM, and TNMP. Discussions regarding only PNMR, PNM, or TNMP will be indicated as such. A reference to "MD&A" in this report refers to Part II, Item 7. - Management's Discussion and Analysis of Financial Condition and Results of Operations. A reference to a "Note" refers to the accompanying Notes to Consolidated Financial Statements.

Financial information relating to amounts of sales, revenue, net income, and total assets of reportable segments is contained in MD&A and Note 2.

WEBSITES

The PNMR website, www.pnmresources.com, is an important source of Company information. New or updated information for public access is routinely posted. PNMR encourages analysts, investors, and other interested parties to register on the website to automatically receive Company information by e-mail. This information includes news releases, notices of webcasts, and filings with the SEC. Participants can unsubscribe at any time and will not receive information that was not requested.

Our Internet addresses are:

- PNMR: www.pnmresources.com
- PNM: www.pnm.com
- TNMP: www.tnmp.com

The contents of these websites are not a part of this Form 10-K. The SEC filings of PNMR, PNM, and TNMP, including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, are accessible free of charge on the PNMR website as soon as reasonably practicable after they are filed with, or furnished to, the SEC. These reports are also available in print upon request from PNMR free of charge.

Also available on the Company's website at www.pnmresources.com/investors/governance.cfm and in print upon request from any shareholder are our:

- Corporate Governance Principles
- Code of Ethics (*Do the Right Thing-Principles of Business Conduct*)
- Charters of the Audit and Ethics Committee, Nominating and Governance Committee, Compensation and Human Resources Committee, and Finance Committee

The Company will post amendments to or waivers from its code of ethics (to the extent applicable to the Company's executive officers and directors) on its website.

OPERATIONS AND REGULATION

Regulated Operations

PNM

PNM is an electric utility that provides electric generation, transmission, and distribution service to its rate-regulated customers. In New Mexico, the utility's retail electric service territory covers a large area of north central New Mexico, including the cities of Albuquerque, Rio Rancho, and Santa Fe, and certain other areas of southern New Mexico. PNM also provides electricity to firm-requirements wholesale customers in New Mexico and Arizona. Service to retail electric customers is subject to the jurisdiction of the NMPRC. Service to wholesale customers is regulated by FERC. Regulation encompasses the utility's electric rates, service, accounting, issuances of securities, construction of major new generation, transmission, and distribution facilities, and other matters.

Other services provided by PNM include transmission services to third parties as well as the generation and sale of electricity into the wholesale market, which services are regulated by FERC. The utility owns or leases transmission lines, interconnected with other utilities in New Mexico, Texas, Arizona, Colorado, and Utah. The largest retail electric customer served by PNM accounted for 3.6% of the utility's revenues for the year ended December 31, 2012. PNM was incorporated in the State of New Mexico in 1917.

Rate Proceedings

Customer rates for retail electric service are set by the NMPRC. PNM made a general rate case filing in June 2010. On August 8, 2011, the NMPRC issued a final order modifying a stipulation reached by PNM and other parties in this case. The modified stipulation provides:

- $72.1 million increase in annual non-fuel revenues for all New Mexico retail customers, implemented August 21, 2011
- Customers formerly served by TNMP prior to its acquisition by PNMR ("PNM South") being covered by the same FPPAC utilized for other retail customers of PNM ("PNM North")
- Subject to further NMPRC approvals, recovery of costs associated with NMPRC approved renewable energy procurement plans through a rate rider beginning no earlier than August 2012
- No new general rate adjustment effective prior to July 1, 2013, unless PNM needs to file for recovery of costs to comply with any federal or state environmental law or requirement effective after June 30, 2010
- Limit on annual recovery of costs for fuel, renewable energy, and energy efficiency, with recovery of additional amounts deferred for collection to future periods

As permitted by the above NMPRC order, PNM filed an application in January 2012 for a rate rider to collect costs for renewable energy procurements incurred after December 31, 2010 that are not otherwise being collected in rates. These costs include the procurement of solar RECs from customers, wind resource procurements, and the revenue requirements for PNM-owned solar PV facilities and a solar battery storage demonstration project that went into service during 2011. On August 14, 2012, the NMPRC issued an order approving the rider. PNM implemented the rider on August 20, 2012. The rider will terminate upon a final order in PNM's next general rate case unless that order authorizes a continuation of the rider. Amounts that can be collected under the rider are capped at $18.0 million in 2012 and $24.6 million in 2013. Any amounts above the caps are deferred for future recovery without carrying costs. Collections under the rider during 2012 were below the cap. As a separate component of the rider, if PNM's earned return on jurisdictional equity in 2013, adjusted for weather and other items not representative of normal operation, exceeds 10.5%, it will refund to customers during May through December 2014 the amount over 10.5%.

PNM has entered into firm-requirements wholesale contracts to provide electricity to various customers. These contracts contain both capacity charges and energy charges. Capacity charges are monthly payments for a commitment of resources to service the contract requirements. Energy charges are payments based on the amount of electricity delivered to the customer and are intended to compensate for the variable costs incurred to provide the energy. PNM's firm-requirements demand was 109 MW in 2012, and is expected, based solely on existing contracts, to be 106 MW in 2013, 106 MW in 2014, and 108 MW in 2015. No firm-requirements customer of PNM accounted for more than 2.5% of PNM's revenues for the year ended December 31, 2012.

In September 2011, PNM filed with FERC to increase rates for electric service and ancillary services provided to NEC, PNM's largest firm-requirements wholesale customer. PNM also requested a traditional FPPAC and full recovery of certain third-party transmission charges. FERC issued an order allowing the increased rates to be collected beginning April 14, 2012, subject to refund. The parties agreed to a settlement providing for an increase in rates of $5.3 million, an extension of the contract for 10 years, and an agreement that PNM will be able to file an application for formula based rates to be effective in 2015. The settlement has been filed with FERC and is pending FERC approval. PNM is unable to predict the outcome of this proceeding. PNM provides both energy and power services to the City of Gallup, New Mexico, its second largest firm-requirements wholesale customer, under an electric service agreement that expires June 30, 2013. PNM and the City of Gallup are in discussions regarding PNM continuing to provide services after the current agreement expires.

In October 2010, PNM filed a notice with FERC to increase its wholesale electric transmission rates for all of PNM's wholesale electric transmission service customers, which include other utilities, electric cooperatives, and entities that use PNM's transmission system to transmit power at the wholesale level. The proposed rates were implemented on June 1, 2011, subject to refund. On January 2, 2013, FERC approved a settlement among the parties providing for an increase in transmission service revenues of $2.9 million annually. PNM refunded amounts collected in excess of the settled rates in January 2013. In addition, the parties agreed that if PNM files for a formula based rate change within one year from FERC's approval of the settlement agreement, no party will oppose the general principle of a formula rate, although the parties may still object to particular aspects of the formula. The rate increase does not impact PNM's retail customers.

In December 2012, PNM filed a notice with FERC to increase its wholesale electric transmission rates for all of its transmission customers. The proposed increase is $3.2 million annually and is a formula based rate as contemplated by the approved settlement in the case described above. FERC has not taken action on the filing and PNM is unable to predict the outcome of this proceeding.

Operational Information

Weather-normalized retail electric loads decreased by 0.7% in 2012. The system peak demands for retail and firm-requirements customers were:

System Peak Demands

	2012	2011	2010
		(Megawatts)	
Summer	1,948	1,938	1,973
Winter	1,523	1,709	1,551

PNM holds long-term, non-exclusive franchise agreements for its electric retail operations, with varying expiration dates. These franchise agreements allow the utility to access public rights-of-way for placement of its electric facilities. Franchise agreements have expired in some areas PNM serves, including Albuquerque, Rio Rancho, and Santa Fe. Because PNM remains obligated under New Mexico state law to provide service to customers in these areas, the expirations should not have a material adverse impact. The Albuquerque, Rio Rancho, and Santa Fe metropolitan areas accounted for 48.5%, 11.3%, and 9.5% of PNM's 2012 revenues and no other franchise area represents more than 5%. Although PNM is not required to collect or pay franchise fees in some areas it serves, the utility continues to collect and pay such fees in certain parts of its service territory, including Albuquerque, Rio Rancho, and Santa Fe.

PNM owns or leases 3,189 circuit miles of electric transmission lines that interconnect with other utilities in New Mexico, Arizona, Colorado, Texas, and Utah. Although there has been modest load growth in the utility's service territory in recent years, there has been little development of new transmission facilities. Therefore, most of the capacity on PNM's transmission system is fully committed during peak hours, with very little to no additional access available on a firm commitment basis. These factors result in physical constraints on the system and limit the ability to wheel power into PNM's service area from outside of New Mexico.

PNM also generates and sells electricity into the wholesale market. Because PNM's 134 MW share of Unit 3 at PVNGS is excluded from retail rates, that unit's power is being sold in the wholesale market. In April 2008, PNM entered into three separate contracts for the sale of capacity and energy related to its entire interest in PVNGS Unit 3 through December 31, 2010. Subsequently, the utility has sold its share of the unit output daily at market prices. PNM has established fixed rates for all of these sales through the end of 2013 through hedging arrangements that are accounted for as economic hedges. PNM is also partially hedged for 2014. Because of lower existing market prices, margins associated with sales subsequent to 2010 were significantly lower than those achieved in the 2008 agreements. Beyond the PVNGS contracts, PNM also engages in activities to optimize its existing jurisdictional assets and long-term purchase power agreements through spot market, hour ahead, day ahead, week ahead, and other sales of any excess generation not required to fulfill retail load and contractual commitments. Revenues from these sales, other than those from PVNGS Unit 3, are credited to retail customers through the FPPAC.

Use of Future Test Year

Senate Bill 477 ("SB 477") was passed by the New Mexico legislature and became effective in June 2009. SB 477 is designed to promote more timely recovery of reasonable costs of providing utility service in two ways.

- The NMPRC must set rates using the test period that best reflects the conditions the utility will experience when new rates are anticipated to go into effect. The NMPRC is required to consider that a future test period may be the one that best meets this requirement. A future test period is a twelve-month period beginning no later than the date a proposed rate change is expected to take effect.

- The NMPRC must include certain construction work in progress ("CWIP") for environmental improvement, generation, and transmission projects in rate base, without an offset for AFUDC. With this provision, PNM will be able to collect costs as projects are being built rather than waiting until they are finished to include them in rate base.

The use of a future test year should help PNM mitigate the adverse effects of regulatory lag, which is inherent when using a historical test year. Accordingly, the utility's earnings should more closely reflect the rate of return allowed by the NMPRC. PNMR believes that achieving earnings that approximate its allowed rate of return is an important factor in attracting equity investors, as well as being considered favorably by credit rating agencies and financial analysts. In November 2012, the NMPRC issued an order promulgating rules that clarify the filing requirements for public utility rate applications based on a future test year.

PNM previously announced it anticipated filing a request for a general rate increase with the NMPRC in mid-2013. With the uncertainty related to environmental capital spending described in Note 16 and improved operating results, PNM is re-evaluating when it will file its next general rate case. As with any forward looking financial information, utilizing a future test year in a rate filing presents challenges that exist in the forecasting process. These include forecasts of both operating and capital expenditures that necessitate reliance on many assumptions concerning future conditions and operating results. In the rate making process, PNM's assumptions are subject to challenge by regulators and intervenors who may assert different interpretations or assumptions.

Renewable Portfolio Standard

The REA was enacted to encourage the development of renewable energy in New Mexico. The act establishes a mandatory RPS requiring a utility to acquire a renewable energy portfolio equal to 10% by 2011, 15% by 2015, and 20% by 2020. The act provides for streamlined proceedings for approval of utilities' renewable energy procurement plans, assures utilities recovery of costs incurred consistent with approved procurement plans, and requires the NMPRC to establish a RCT for the procurement of renewable resources to prevent excessive costs being added to rates. PNM files required renewable energy plans with the NMPRC annually. See Note 17.

TNMP

TNMP is a regulated utility operating in Texas. TNMP's predecessor was organized in 1925. TNMP is incorporated in the State of Texas.

TNMP provides transmission and distribution services in Texas under the provisions of TECA and the Texas Public Utility Regulatory Act. TNMP is subject to traditional cost-of-service regulation with respect to rates and service under the jurisdiction of the PUCT and certain municipalities. Because its transmission and distribution activities are solely within ERCOT, TNMP is not subject to traditional rate regulation by FERC. TNMP serves a market of small to medium sized communities, most of which have populations of less than 50,000. TNMP is the exclusive provider of transmission and distribution services in most areas it serves.

TNMP's service territory consists of three non-contiguous areas. One portion of this territory extends from Lewisville, which is approximately 10 miles north of the Dallas-Fort Worth International Airport, eastward to municipalities near the Red River, and to communities north, west, and south of Fort Worth. The second portion of its service territory includes the area along the Texas Gulf Coast between Houston and Galveston, and the third portion includes areas of far west Texas between Midland and El Paso. ERCOT is the independent system operator that is responsible for maintaining reliable operations for the bulk electric power supply system in its region.

TNMP provides transmission and distribution services at regulated rates to various REPs that, in turn, provide retail electric service to consumers within TNMP's service area. As of December 31, 2012, 89 active REPs receive transmission and distribution services from TNMP. The acquirer of First Choice, including the former First Choice operations, accounted for 19% of TNMP's revenues in 2012. Two other unaffiliated customers of TNMP accounted for operating revenues of 17% in 2012 and 10% in 2012. No other customer accounted for more than 10% of revenues.

Regulatory Activities

In August 2010, TNMP filed with the PUCT for a general rate increase. On January 27, 2011, the PUCT approved a stipulation that settles the case. Key components of the settlement were:

- A revenue increase of $10.25 million, effective February 1, 2011
- A return on equity of 10.125%
- A hypothetical 55%/45% debt-equity capital structure

The PUCT approved interim adjustments to TNMP's transmission rates of $5.5 million on May 14, 2010 and $2.5 million on September 27, 2012.

Franchise Agreements

TNMP holds long-term, non-exclusive franchise agreements for its electric transmission and distribution services. These agreements have varying expiration dates and some have expired. TNMP intends to negotiate and execute new or amended franchise agreements with municipalities where the agreements have expired or will be expiring. Since TNMP is the exclusive provider of transmission and distribution services in most areas that it serves, the need to renew or renegotiate franchise agreements should not have a material adverse impact on TNMP's business. TNMP also earns revenues from service provided to facilities in its service area that lie outside the territorial jurisdiction of the municipalities with which TNMP has franchise agreements.

Competitive Businesses

First Choice

As discussed in Note 3, PNMR completed the sale of First Choice on November 1, 2011 receiving $270.0 million, plus $59.3 million for estimated working capital. The latter amount was subject to adjustment based on the actual amounts of certain components of working capital at October 31, 2011. PNMR recognized a pre-tax gain of $174.9 million on the sale in 2011. The parties could not agree on the working capital amount and, in accordance with the agreement for the sale, this matter was submitted to an independent party for a decision binding on the parties. A decision was received in August 2012 resulting in an additional pre-tax gain of $1.0 million in 2012. PNMR used the net proceeds from the sale of First Choice to repurchase some of PNMR's outstanding debt and equity and for other corporate purposes, including repayment of borrowings under the PNMR Revolving Credit Facility.

First Choice, operating as a certified REP in ERCOT, provided electricity to residential, small commercial and governmental customers. First Choice focused its competitive customer acquisition efforts in major Texas metropolitan areas open to electric choice within ERCOT, including Dallas-Fort Worth, Houston, Corpus Christi, and McAllen-Harlingen. Although First Choice was regulated in certain respects by the PUCT, its business was not subject to traditional rate of return regulation. Rates were negotiated by First Choice with each customer. No specific provisions existed for the recovery of First Choice's purchased power costs and changes in those costs affected operating results.

During the period it was a subsidiary of PNMR, First Choice's operating results were pressured by several factors. Due to the competitive nature of the Texas market, First Choice, similar to other REPs, experienced significant turnover in its customer base, which along with the impacts of Hurricane Ike and depressed economic conditions resulted in significant increases in the levels of uncollectible accounts and bad debt expense. First Choice's load fluctuated due to customer additions and losses, changes in customer usage, and seasonality of weather. First Choice experienced increased sales and operating revenues during the summer months as a result of increased air conditioner usage. First Choice monitored and revised its load forecast to account for changing customer loads and entered into hedging arrangements to cover forecasted sales.

Optim Energy

In January 2007, PNMR and ECJV, a wholly owned subsidiary of Cascade, which until late in 2011 was a large PNMR shareholder, created Optim Energy to serve expanding energy markets, principally the areas of Texas covered by ERCOT. Optim Energy's business consisted of development, operation, and ownership of diverse generation assets, complemented by wholesale marketing to optimize those assets. PNMR and ECJV each had a 50 percent ownership interest in Optim Energy, a limited liability company. Optim Energy had interests in three electric generating resources located within the ERCOT area.

Beginning in 2009, Optim Energy was affected by continuing adverse market conditions, primarily low natural gas and power prices. In response to those adverse conditions, Optim Energy changed its strategy to focus on utilizing cash flow from operations to reduce debt. Optim Energy also concentrated on optimizing generation assets as a stand-alone independent power producer.

As discussed in Note 21, PNMR determined its investment in Optim Energy was fully impaired at December 31, 2010 and reduced the carrying value of the investment to zero by recording a pre-tax loss of $188.2 million. PNMR, ECJV, and Cascade entered into agreements on September 23, 2011, whereby Optim Energy was restructured and ECJV made an equity contribution to Optim Energy in exchange for an increased ownership interest, which resulted in PNMR's ownership in Optim Energy being reduced from 50% to 1%. On January 4, 2012, ECJV exercised its option to acquire PNMR's remaining 1% ownership interest in Optim Energy at fair market value, which was determined to be zero. PNMR accounted for its investment in Optim Energy using the equity method of accounting through September 23, 2011 and used the cost method thereafter. In accordance with GAAP, PNMR did not record income or losses associated with its investment in Optim Energy in 2011.

Corporate and Other

The Corporate and Other segment includes PNMR holding company activities, primarily related to corporate level debt and PNMR Services Company. PNMR Services Company provides corporate services through shared services agreements to PNMR and all of PNMR's business units, including PNM and TNMP, and through transition services agreements with First Choice and Optim Energy. These services are charged and billed on a monthly basis to the business units. Billings are at cost, except for services provided to Optim Energy, which included a profit element.

SOURCES OF POWER

PNM

Generation Capacity

As of December 31, 2012, the total net generation capacity of facilities owned or leased by PNM was 2,333 MW. PNM also obtains 204 MW of power under a long-term PPA with the New Mexico Wind Energy Center.

PNM's owned and leased capacity in electric generating facilities in commercial service as of December 31, 2012 is:

Type	Name	Location	Generation Capacity (MW)
Coal	SJGS	Waterflow, New Mexico	783
Coal	Four Corners	Fruitland, New Mexico	200
Gas	Reeves Station	Albuquerque, New Mexico	154
Gas	Afton (combined cycle)	La Mesa, New Mexico	230
Gas	Lordsburg	Lordsburg, New Mexico	80
Gas	Luna (combined cycle)	Deming, New Mexico	185
Gas/Oil	Delta	Albuquerque, New Mexico	132
Gas	Valencia	Belen, New Mexico	145
Nuclear	PVNGS	Wintersburg, Arizona	402
Solar	PNM-owned solar	Five sites in New Mexico	22
			2,333

Fossil-Fueled Plants

SJGS consists of four units operated by PNM. Units 1, 2, 3, and 4 at SJGS have net rated capacities of 340 MW, 340 MW, 496 MW and 507 MW. SJGS Units 1 and 2 are owned on a 50% shared basis with Tucson. SJGS Unit 3 is owned 50% by PNM, 41.8% by SCPPA, and 8.2% by Tri-State. SJGS Unit 4 is owned 38.457% by PNM, 28.8% by MSR Public Power Agency, 10.04% by the City of Anaheim, California, 8.475% by the City of Farmington, New Mexico, 7.2% by the County of Los Alamos, New Mexico, and 7.028% by UAMPS. See Note 16 for additional information about SJGS.

Four Corners Units 4 and 5 are 13% owned by PNM. Units 4 and 5 at Four Corners are jointly owned with SCE, APS, SRP, Tucson, and EPE and are operated by APS. PNM has no ownership interest in Four Corners Units 1, 2, or 3. Four Corners and a portion of the facilities adjacent to SJGS are located on land held under easements from the United States and also under leases from the Navajo Nation. APS, on behalf of the Four Corners participants, has negotiated amendments to an existing facility lease with the Navajo Nation that would extend the leasehold interest in the plant to 2041. The amendments have been approved by the Navajo Nation Council and signed by the Nation's President. DOI must also approve the amendments as well as a related federal rights-of-way grant that the Four Corners participants will pursue. A federal environmental review will be conducted as part of the DOI review process. See Note 16 for additional information about Four Corners.

PNM owns 100% of *Reeves, Afton, and Lordsburg* and 33.3% of *Luna*. The remaining interests in Luna are owned equally by Tucson and Freeport McMoran. PNM is entitled to the energy and capacity of *Delta* under a PPA that is deemed to be an operating lease. PNM has a PPA that entitles it to the entire output of *Valencia*. Valencia is a variable interest entity and is consolidated by PNM as required by GAAP. Therefore, Valencia is reflected in the above table as if it were owned. Reeves, Lordsburg, Delta, and Valencia are used primarily for peaking power and transmission support. See Note 9 for additional information about the Delta operating lease, including the potential purchase of Delta.

Nuclear Plant

PNM is participating in the three units of *PVNGS*, also known as the Arizona Nuclear Power Project, with APS (the operating agent), Salt River Project, EPE, SCE, SCPPA, and the Department of Water and Power of the City of Los Angeles. PNM is entitled to 10.2% of the power and energy generated by PVNGS. PNM has ownership interests of 2.3% in Unit 1, 4.6% in Unit 2, and 10.2% in Unit 3 and has leasehold interests of 7.9% in Unit 1 and 5.6% in Unit 2. The lease payments for the leased portions of PVNGS are recovered through retail rates approved by the NMPRC. See Note 7 for additional information concerning the PVNGS leases, including notices given to the lessors under the PVNGS Unit 1 leases in 2013 that PNM would renew the leases. See Note 16 for information on other PVNGS matters.

On March 11, 2011, a 9.0 magnitude earthquake occurred off the northeastern coast of Japan. The earthquake produced tsunamis that caused significant damage to the Fukushima Daiichi Nuclear Power Station in Japan. Following these events, the NRC established a task force to conduct a systematic and methodical review of NRC processes and regulations to determine whether the agency should make additional improvements to its regulatory system. In March 2012, the NRC issued the first regulatory requirements based on the recommendations of the task force. With respect to PVNGS, the NRC issued two orders requiring safety enhancements regarding: (1) mitigation strategies to respond to extreme natural events resulting in the loss of power at plants; and (2) enhancement of spent fuel pool instrumentation. The NRC has issued a series of interim staff guidance documents regarding implementation of these requirements. Due to the developing nature of these requirements, APS and PNM cannot predict the financial or operational impacts on PVNGS; however PVNGS continues to comply with regulatory requirements and related reporting.

Solar

In 2011, PNM completed its first major utility-owned renewable energy project when five utility-scale solar facilities in New Mexico went online. The five solar sites are located in Alamogordo, Deming, Los Lunas, Las Vegas, and Albuquerque. In addition to these facilities, PNM completed its solar-storage demonstration project in Albuquerque, which has a generation capacity of 0.5 MW that is not included in the above table. The NMPRC has approved PNM's 2013 renewable energy procurement strategy that includes an additional 21.5 MW of utility-owned solar capacity.

Plant Operating Statistics

Equivalent availability of PNM's major base-load generating stations were:

Plant	Operator	2012	2011	2010
SJGS	PNM	81.7%	86.9%	73.5%
Four Corners	APS	83.5%	81.5%	75.3%
PVNGS	APS	90.6%	89.1%	88.6%

Joint Projects

SJGS, PVNGS, Four Corners, and Luna are joint projects each owned or leased by several different utilities. Some participants in the joint projects are investor-owned utilities, while others are municipally or co-operatively owned. Furthermore, participants in SJGS and Four Corners may have varying percentage interests in different generating units within the project. The primary operating or participation agreements for the joint projects expire in 2016 for Four Corners, 2022 for SJGS, and 2027 for PVNGS. In addition, SJGS and Four Corners are coal-fired generating plants that obtain their coal requirements from mines near the plants. The agreements for coal supply expire in 2016 for Four Corners and 2017 for SJGS. As described above, Four Corners is situated on land under a lease from the Navajo Nation. Portions of PNM's interests in PVNGS Units 1 and 2 are through leases that expire in 2015 and 2016, but contain certain fixed-rate renewal and fair market value purchase options. As discussed in Note 7, PNM gave notice to the lessors in 2013 that PNM would renew the PVNGS Unit 1 leases and would retain control of the assets subject to the PVNGS Unit 2 leases at the expiration of the leases. Several of the participants in the joint projects are located in California. There are legislative and regulatory mandates in California that prohibit utilities from entering into new, or extending existing, arrangements for coal-fired generation. It is also possible that the participants in the joint projects have changed circumstances and objectives from those existing at the time of becoming participants. The status of these joint projects is further complicated by the uncertainty surrounding the form of potential legislation and/or regulation of GHG, CCBs, and other air emissions, as well as the impacts of the costs of compliance and operational viability of all or certain units within the joint projects. It is unclear how these factors will enter into discussion and negotiations concerning the status of the joint projects as the expiration of basic operational agreements approaches. PNM can provide no assurance that its participation in the joint projects will continue in the manner that currently exists. See Note 16.

PPAs

In addition to generating its own power, PNM purchases power under long-term PPAs. PNM also purchases power in the forward, day-ahead, and real-time markets.

In 2002, PNM entered into an agreement with FPL to develop the New Mexico Wind Energy Center. PNM began receiving power from the project in June 2003. FPL owns and operates the New Mexico Wind Energy Center, which consists of 136 wind-powered turbines on a site in eastern New Mexico. PNM has a contract to purchase all the power and RECs generated by the New Mexico Wind Energy Center for 25 years. The NMPRC has approved a voluntary tariff that allows PNM retail customers to buy wind-generated electricity for a small monthly premium. Power from the New Mexico Wind Energy Center is used to service load under the voluntary tariff and as part of PNM's electric supply mix for meeting retail load.

PNM's 2013 renewable energy procurement plan includes a 20-year agreement to purchase energy from a geothermal facility to be built near Lordsburg. The 10 MW facility will be the first geothermal project for the PNM system and is scheduled to be completed by December 31, 2013.

A summary of purchased power, excluding Delta and Valencia, but including power purchased under long-term contracts that have expired by their terms, is as follows:

	Year Ended December 31,		
	2012	2011	2010
Purchased under long-term PPAs			
MWh	546,321	794,867	1,360,991
Cost per MWh	$ 27.25	$ 29.93	$ 34.36
Other purchased power			
Total MWh	948,911	988,564	1,083,548
Cost per MWh	$ 27.30	$ 31.47	$ 40.61

TNMP

TNMP provides only transmission and distribution services and does not sell power.

First Choice

First Choice bought electricity and entered into hedging arrangements to purchase quantities of power to match the supply obligations to customers that were under fixed price contracts. Power was purchased long-term in the over-the-counter market or using futures. In the short term, hedges were adjusted to load changes by buying and selling power in the over-the-counter market or ERCOT day-ahead market.

FUEL AND WATER SUPPLY

PNM

The percentages of PNM's generation of electricity (on the basis of KWh), including Valencia and Delta, fueled by coal, nuclear fuel, and gas and oil, and the average costs to PNM of those fuels per MMBTU were as follows:

	Coal		Nuclear		Gas and Oil	
	Percent of Generation	Average Cost	Percent of Generation	Average Cost	Percent of Generation	Average Cost
2012	59.2%	$ 2.99	31.3%	$ 0.88	9.0%	$ 3.25
2011	61.8%	$ 2.79	29.7%	$ 0.80	8.4%	$ 4.47
2010	58.9%	$ 2.49	31.3%	$ 0.66	9.8%	$ 4.54

In 2012 and 2011, 0.5% and 0.1% of PNM's generation was from utility owned solar, which has no fuel cost. The generation mix for 2013 is expected to be 60.2% coal, 28.5% nuclear, 10.8% gas and oil, and 0.5% utility owned solar. Due to locally available natural gas and oil supplies, the utilization of locally available coal deposits, and the generally adequate supply of nuclear fuel, PNM believes that adequate sources of fuel are available for its generating stations into the foreseeable future. See Sources of Power - PNM - PPAs for information concerning the cost of purchased power.

Coal

The coal supply contracts that provide fuel for SJGS and Four Corners expire in 2017 and 2016. Coal supply has not been arranged for periods after the existing contracts expire. PNM believes there is adequate availability of coal resources to continue to operate these plants although extended or new contracts could result in higher prices. See Note 16 for additional information about PNM's coal supply.

Natural Gas

The natural gas used as fuel for the electric generating plants is procured on the open market and delivered by third party transportation providers.

Nuclear Fuel and Waste

PNM is one of several participants in PVNGS. The PVNGS participants are continually identifying their future nuclear fuel resource needs and negotiating arrangements to fill those needs. The PVNGS participants have contracted for all of PVNGS's requirements for uranium concentrates through 2016, 95% of its requirements for 2017, and 80% of its requirements for 2018. The participants have contracted for all of PVNGS's conversion services through 2016, 90% of its requirements in 2017, and 95% of its requirements in 2018. All of PVNGS's enrichment services are contracted through 2020 and all of PVNGS's fuel assembly fabrication services through 2016.

In August 2012, one of PVNGS's suppliers that converts uranium concentrates to uranium hexafluoride invoked the force majeure provision in its contract when it shut down its conversion plant due to regulatory compliance issues. The PVNGS participants have sufficient strategic reserves of enriched uranium such that they do not anticipate a short term impact on nuclear fuel supplies as a result of the force majeure declaration. The uranium conversion supplier has undertaken the necessary upgrades to its facility to address the regulatory compliance issues and anticipates resuming operations in a time frame that will not result in an adverse impact on PVNGS's ability to secure long-term conversion services. However, the participants are continuing to evaluate alternate long-term options for securing conversion services.

The Nuclear Waste Policy Act of 1982 required the DOE to begin to accept, transport, and dispose of spent nuclear fuel and high level waste generated by the nation's nuclear power plants by 1998. The DOE failed to begin accepting spent nuclear fuel by 1998, and APS (on behalf of itself and the other PVNGS participants) filed a lawsuit for DOE's breach in the United States Court of Federal Claims. The Court of Federal Claims ruled in favor of APS and in October 2010 awarded $30.2 million in damages to the PVNGS participants for costs incurred through December 2006. APS filed a subsequent lawsuit against DOE in the Court of Federal Claims on December 19, 2012. The lawsuit alleges that from January 1, 2007, through June 30, 2011, APS, as a co-owner of PVNGS, incurred additional damages due to DOE's continuing failure to remove spent nuclear fuel and high level waste from PVNGS. See Note 16.

The DOE had planned to meet its disposal obligations by designing, licensing, constructing, and operating a permanent geologic repository at Yucca Mountain, Nevada. In March 2010, the DOE filed a motion to dismiss with prejudice its Yucca Mountain construction authorization application that was pending before the NRC. Several interested parties have intervened in the NRC proceeding, but the matter has not been conclusively decided by either the NRC or the courts. Additionally, a number of interested parties have filed a variety of lawsuits in different jurisdictions around the country challenging the DOE's authority to withdraw the Yucca Mountain construction authorization application. None of these lawsuits has been conclusively decided by the courts.

All spent nuclear fuel from PVNGS is being stored on-site. PVNGS has sufficient capacity at its on-site independent spent fuel storage installation ("ISFSI") to store all of the nuclear fuel that will be irradiated during the initial operating license periods, which end in November 2027. Additionally, PVNGS has sufficient capacity at its on-site ISFSI to store a portion of the fuel that will be irradiated during the extended license periods, which end in November 2047. If uncertainties regarding the United States government's obligation to accept and store spent fuel are not favorably resolved, the PVNGS participants will evaluate alternative storage solutions. These may obviate the need to expand the ISFSI to accommodate all of the fuel that will be irradiated during the extended license periods.

Water Supply

See Note 16 for information about PNM's water supply.

ENVIRONMENTAL MATTERS

Electric utilities are subject to stringent laws and regulations for protection of the environment by local, state, federal, and tribal authorities. In addition, PVNGS is subject to the jurisdiction of the NRC, which has the authority to issue permits and licenses and to regulate nuclear facilities in order to protect the health and safety of the public from radioactive hazards and to conduct environmental reviews pursuant to the National Environmental Policy Act. The liabilities under these laws and regulations can be material. In some instances, liabilities may be imposed without regard to fault, or may be imposed for past acts, whether or not such acts were lawful at the time they occurred. The construction expenditure projection includes environmental upgrades at Four Corners, but does not include any amounts related to environmental upgrades at SJGS that may be required by EPA to address regional haze described in Note 16. See MD&A - Other Issues Facing the Company - Climate Change Issues for information on GHG. In addition, Note 16 contains information related to the following matters, incorporated in this item by reference:

- PVNGS Decommissioning Funding
- Nuclear Spent Fuel and Waste Disposal
- Environmental Matters under the caption "The Clean Air Act"
- Endangered Species Act
- Cooling Water Intake Structures
- Santa Fe Generating Station
- Environmental Matters under the caption "Coal Combustion Byproducts Waste Disposal"
- Hazardous Air Pollutants ("HAPs") Rulemaking

COMPETITION

Regulated utilities are generally not subject to competition from other utilities in areas that are under the jurisdiction of state regulatory commissions. In New Mexico, PNM does not have competition for services provided to its retail electric customers. In Texas, TNMP is not currently in any direct retail competition with any other regulated electric utility. However, PNM and TNMP are subject to customer conservation activities and initiatives to utilize alternative energy sources or otherwise bypass the PNM and TNMP systems.

PNM is subject to varying degrees of competition in certain territories adjacent to or within the areas it serves. This competition comes from other utilities in its region as well as rural electric cooperatives and municipal utilities. PNM is involved in the generation and sale of electricity into the wholesale market. It is subject to competition from regional utilities with similar opportunities to generate and sell energy at market-based prices and larger trading entities that do not own or operate generating assets.

EMPLOYEES

The following table sets forth the number of employees of PNMR, PNM, and TNMP as of December 31, 2012:

	PNMR	PNM	TNMP
Corporate [(1)]	461	—	—
PNM	1,091	1,091	—
TNMP	357	—	357
Total	1,909	1,091	357

(1) Represents employees of PNMR Services Company.

As of December 31, 2012, PNM had 592 employees in its power plant and operations areas that are currently covered by a collective bargaining agreement with the IBEW that was entered into in July 2012 and expires April 30, 2015. PNMR has no other employees represented by unions.

DISCLOSURE REGARDING FORWARD LOOKING STATEMENTS

Statements made in this filing that relate to future events or PNMR's, PNM's, or TNMP's expectations, projections, estimates, intentions, goals, targets, and strategies are made pursuant to the Private Securities Litigation Reform Act of 1995. Readers are cautioned that all forward-looking statements are based upon current expectations and estimates. PNMR, PNM, and TNMP assume no obligation to update this information.

Because actual results may differ materially from those expressed or implied by these forward-looking statements, PNMR, PNM, and TNMP caution readers not to place undue reliance on these statements. PNMR's, PNM's, and TNMP's business, financial condition, cash flow, and operating results are influenced by many factors, which are often beyond their control, that can cause actual results to differ from those expressed or implied by the forward-looking statements. These factors include:

- The ability of PNM and TNMP to recover costs and earn allowed returns in regulated jurisdictions
- The ability of the Company to successfully forecast and manage its operating and capital expenditures
- State and federal regulatory, legislative, and judicial decisions and actions on ratemaking, tax, and other matters
- State and federal regulation or legislation relating to environmental matters, including the resultant costs of compliance and other impacts on the operations and economic viability of PNM's generating plants
- The risk that recently enacted reliability standards regarding available transmission capacity and other FERC

rulemakings may negatively impact the operation of PNM's transmission system

- The performance of generating units, transmission systems, and distribution systems, which could be negatively affected by operational issues, extreme weather conditions, terrorism, and cybersecurity breaches
- Variability of prices and volatility and liquidity in the wholesale power and natural gas markets
- Changes in price and availability of fuel and water supplies, including the ability of the mines supplying coal to PNM's coal-fired generating units and the companies involved in supplying nuclear fuel to provide adequate quantities of fuel
- Uncertainty surrounding the status of PNM's participation in jointly-owned generation projects resulting from the scheduled expiration of the operational agreements for the projects
- The risks associated with completion of generation, transmission, distribution, and other projects
- Regulatory, financial, and operational risks inherent in the operation of nuclear facilities, including spent fuel disposal uncertainties
- Uncertainty regarding the requirements and related costs of decommissioning power plants and coal mines supplying certain power plants, as well as the ability to recover decommissioning costs from customers
- The impacts on the electricity usage of the Company's customers due to performance of state, regional, and national economies and mandatory energy efficiency measures, weather, seasonality, and other changes in supply and demand
- The Company's ability to access the financial markets, including disruptions in the credit markets, actions by ratings agencies, and fluctuations in interest rates
- The potential unavailability of cash from PNMR's subsidiaries due to regulatory, statutory, or contractual restrictions
- The impacts of decreases in the values of marketable equity securities maintained to provide for decommissioning, reclamation, pension benefits, and other postretirement benefits
- Commodity and counterparty credit risk transactions and the effectiveness of risk management
- The outcome of legal proceedings, including the extent of insurance coverage
- Changes in applicable accounting principles

For information about the risks associated with the use of derivative financial instruments see Part II, Item 7A. "Quantitative and Qualitative Disclosures About Market Risk."

SECURITIES ACT DISCLAIMER

Certain securities described in this report have not been registered under the Securities Act of 1933, as amended, or any state securities laws and may not be reoffered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act of 1933 and applicable state securities laws. This Form 10-K does not constitute an offer to sell or the solicitation of an offer to buy any securities.

ITEM 1A. RISK FACTORS

The business and financial results of PNMR, PNM, and TNMP are subject to a number of risks and uncertainties, including those set forth below and in MD&A, Note 16, and Note 17. TNMP provides transmission and distribution services to REPs that provide electric service to consumers in TNMP's service territories. References to customers in the risk factors discussed below also encompass the customers of these REPs who are the ultimate consumers of electricity transmitted and distributed through TNMP's facilities.

Regulatory Factors

The profitability of PNMR's utilities depends on being able to recover their costs through regulated rates and earn a fair return on invested capital.

The rates PNM charges its customers are regulated by the NMPRC and FERC. TNMP is regulated by the PUCT. The Company is in a period requiring significant capital investment and is projecting total construction expenditures for the years 2013-2017 to be $1,781.9 million. See Note 14. The Company anticipates a trend toward increasing costs, for which it will have to seek regulatory recovery. These include or are related to:

- Environmental compliance expenditures
- New asset construction related to generation, transmission, and distribution systems necessary to provide electric service
- The regulatory mandate to generate power from renewable resources

- Increased regulation related to nuclear safety
- Fuel costs
- Costs related to pension and benefits
- Increased interest costs to finance capital investments
- Depreciation

At the same time the Company's costs are increasing, there are factors placing downward pressures on the demand for power, thereby reducing load growth in the Company's service territories. These include:

- Adverse economic conditions
- Reductions in costs of energy efficiency technology
- Unpredictable weather patterns
- Reduced new sources of demand
- Changing customer behaviors

The combination of costs increasing relatively rapidly and the slowing of customer demand places upward pressure on the per unit prices that must be charged by the Company to recover its costs. This upward pressure on unit prices results in additional efforts by customers to reduce consumption. Without timely cost recovery and the authorization to earn a reasonable return on invested capital, the Company's liquidity and results of operations could be negatively impacted.

Under New Mexico law, utilities may propose the use of a future test year in establishing rates. As with any forward looking financial information, a future test year presents challenges that are inherent in the forecasting process. Forecasts of both operating and capital expenditures necessitate reliance on many assumptions concerning future conditions and operating results. Accordingly, if PNM chooses to request rates based on a future test year, but cannot successfully support it, cash flows and results of operations may be negatively impacted. This could result from not being able to withstand challenges from regulators and intervenors regarding the utility's capability to make reasonable forecasts.

PNM recovers the cost of fuel for its generation facilities through its FPPAC. The coal supply contracts that provide fuel for SJGS and Four Corners expire in 2017 and 2016. Coal supply has not been arranged for periods after the existing contracts expire. It is possible that extended contracts with the existing suppliers or new contracts for coal from alternative sources could result in higher prices. Although PNM believes such costs would continue to be recovered through the FPPAC, there can be no assurance that full recovery would continue to be allowed.

PNMR's utilities are subject to numerous federal, state, and local environmental laws and regulations that may significantly limit or affect their operations and financial results.

Compliance with federal, state, and local environmental laws and regulations, including those addressing climate change, air quality, CCBs, discharges of wastewater and streams originating from fly ash and bottom ash handling facilities, cooling water, and other matters, may result in increased capital, operating, and other costs. These costs could include remediation, containment, civil liability, and monitoring expenses. PNMR, PNM, and TNMP cannot predict how they would be affected if existing environmental laws and regulations were to be revised or reinterpreted, or if new environmental statutes and rules were to be adopted. See Note 16.

EPA has issued its BART determinations for both SJGS and Four Corners under the program to address regional haze in the "four corners" area, which would reduce the levels of NOx emitted at both plants. Significant capital expenditures would be required for the installation of SCR technology at both generating stations and operating costs would increase. On February 15, 2013, PNM, NMED, and EPA agreed to pursue a revised plan regarding SJGS, which is discussed in Note 16.

EPA, environmental advocacy groups, other organizations, and some other federal and state agencies are predicted to focus considerable attention to GHG from power generation facilities, including their role in climate change. PNM depends on fossil-fueled generation for a significant share of its electricity. Therefore, it could be exposed to possible future GHG regulations imposed by New Mexico and/or the federal government. Any such regulations could result in additional operating restrictions on facilities and increased generation and compliance costs.

CCBs from the operation of SJGS are currently being used in the reclamation of a surface coal mine. These CCBs consist of fly ash, bottom ash, and gypsum. Any new regulation that would affect the reclamation process, including CCBs being classified as hazardous waste by EPA, could significantly increase the costs of the disposal of CCBs.

A regulatory body may identify a site requiring environmental cleanup and designate PNM or TNMP as a responsible party. There is also uncertainty in quantifying exposure under environmental laws that impose joint and several liability on all potentially responsible parties. Failure to comply with environmental laws and regulations, even if caused by factors beyond PNM's or TNMP's control, may result in the assessment of civil or criminal penalties and fines.

PNMR and its operating subsidiaries may underestimate the costs of environmental compliance, liabilities, and litigation due to the uncertainty currently inherent in these factors. Although there is uncertainty about the timing and form of regulations regarding climate change, CCBs, and other power plant emissions, such regulations could have a material impact on operations. It is possible that requirements to comply with the final BART determinations, combined with the financial impact of possible future climate change regulation or legislation, if any, other environmental regulations, the result of litigation, the adequacy and timeliness of cost recovery mechanisms, and other business considerations, could jeopardize the economic viability of Four Corners and/or SJGS or the ability of individual participants to continue participation in those plants. Timely regulatory recovery of costs associated with any environmental-related regulations would be needed to maintain a strong financial and operational profile. The above factors could adversely affect the Company's business, financial position, results of operations, and liquidity.

PNMR, PNM, and TNMP are subject to complex government regulation unrelated to the environment, which may have a negative impact on their businesses, financial position and results of operations.

To operate their businesses, PNMR, PNM, and TNMP are required to have numerous permits and approvals from a variety of regulatory agencies. Regulatory bodies with jurisdiction over the utilities include the NMPRC, NMED, PUCT, TCEQ, ERCOT, FERC, NRC, EPA, and NERC. Oversight by these agencies cover many aspects of the Company`s utility operations including: siting, construction, and operation of facilities; the purchase of power under long-term contracts; conditions of service; the issuance of securities; and rates charged to customers.

FERC has issued a number of rules pertaining to preventing undue discrimination in transmission services and electric reliability standards. A rule issued in 2011 revised the determination of total transmission capability under the reliability standards for transmission systems. The order could potentially reduce the total transmission capacity that we use to deliver our generation resources to customers. Such reductions could require us to acquire additional transmission rights or assets, which could involve substantial investments and a significant amount of time to accomplish.

PNMR and its subsidiaries are unable to predict the impact on their business and operating results from future actions of any agency regulating us. Changes in existing regulations or the adoption of new ones could result in additional expenses and/or changes in our business operations. In turn, operating results could be adversely impacted.

Operational Factors

The financial performance of PNMR, PNM, and TNMP may be adversely affected if power plants and transmission and distribution systems do not operate reliably and efficiently.

Our financial performance depends on the successful operation of PNM's generation assets, as well as the transmission and distribution systems of PNM and TNMP. Unscheduled or longer than expected maintenance outages, breakdown or failure of equipment or processes due to aging infrastructure, other performance problems with the electric generation assets, severe weather conditions, accidents and other catastrophic events, acts of war or terrorism, disruptions in the supply and delivery of fuel, and other factors could result in PNM's load requirements being larger than available system generation capacity. In addition, unplanned outages of generating units and extensions of scheduled outages occur from time to time and are an inherent risk of the Company's business. If these were to occur, PNM would be required to purchase electricity in either the wholesale market or spot market at the then-current market price. There can be no assurance that sufficient electricity would be available at reasonable prices, or available at all. The failure of transmission or distribution facilities may also affect PNM`s and TNMP`s ability to deliver power. These potential generation, distribution, and transmission problems, and any service interruptions related to them, could result in lost revenues and additional costs.

PNMR, PNM, and TNMP are subject to information security breaches and risks of unauthorized access to their systems.

The Company functions in a highly regulated industry that requires the continued operation of sophisticated information technology systems and network infrastructure, some of which are deemed to be critical infrastructure under NERC guidelines. Certain of the Company's systems are interconnected with external networks. In the regular course of business, the utilities handle a range of sensitive security and customer information. PNM and TNMP are subject to different agencies' laws and rules concerning safeguarding and maintaining the confidentiality of this information.

In the event a party desires to disrupt the bulk power or transmission systems in the United States, the Company's computer systems could be subject to cyber attack. Despite implementation of security measures, the technology systems are vulnerable to disability, failures, or unauthorized access. A successful cyber attack or other similar failure of the systems could impact the reliability of PNM's generation and PNM's and TNMP's transmission and distribution systems, including the possible unauthorized shutdown of our facilities. Such an event could lead to significant disruptions of business operations, including the Company's ability to serve and bill customers and to process other financial information. A major cyber incident could lead to increased regulatory oversight, litigation, fines, other remedial action, and reputational damage. The costs incurred to investigate and remediate a cyber security attack could be significant. If the technology systems were to fail or be breached and not recovered in a timely way, critical business functions could be impaired and sensitive confidential data could be compromised. A security breach of the Company's information systems could have a material adverse impact on the operations and financial condition of PNMR, PNM, and TNMP.

Customer electricity usage could be reduced by increases in prices we charge and other factors. This could result in underutilization of PNM's generating capacity, as well as the capacities of PNM's and TNMP's transmission and distribution systems. Should this occur, operating and capital costs might not be fully recovered, and financial performance thus negatively impacted.

Many factors influence customers' electricity purchases. These include, but are not limited to:

- Rates charged by PNM and TNMP
- Rates charged by REPs utilizing TNMP's facilities to deliver power
- Availability and cost of alternative sources of power
- National, regional, or local economic conditions

These factors and others may prompt customers to institute energy efficiency measures or take other actions that would result in lower power consumption. If customers bypass or underutilize our facilities through self-generation, through renewable or other energy resources, technological change, or other measures, our revenues would be negatively impacted.

PNM's and TNMP's service territories include several military bases and federally funded national laboratories, as well as large industrial customers that have significant direct and indirect impacts on the local economies where they operate. We do not directly provide service to any of the military bases or national laboratories, but do provide service to large industrial customers. Our business could be hurt from the impacts on the local economies associated with these customer groups, as well as directly from the large industrial customers, for a number of reasons, including:

- Federally-mandated base closures or significant curtailment of the activities at the bases or national laboratories
- Closure of industrial facilities or significant curtailment of their activities

Another factor that could negatively impact us is that initiatives are periodically undertaken in various localities to municipalize or otherwise take over Company facilities. If any such municipalization initiative is successful, the result could be a material reduction in the usage of our facilities.

Should any of the above factors result in our facilities being underutilized, our financial position, operational results, and cash flows could be significantly impacted.

Demand for power could exceed supply capacity, resulting in increased costs for purchasing capacity in the open market or building additional generation facilities.

PNM is obligated to supply power to retail customers and certain wholesale customers. At peak times, power demand could exceed PNM's available generation capacity. Market or competitive forces may require PNM to purchase capacity on the open market or build additional generation capabilities. Regulators or market conditions may not permit PNM to pass all of these purchases or construction costs on to their customers. If that occurs, PNM may not be able to recover these costs fully. Or, there may be a lag between when costs are incurred and when regulators permit recovery in customers' rates. These situations could have negative impacts on results of operations and cash flows.

There are inherent risks in the ownership and operation of nuclear facilities.

PNM has a 10.2% undivided interest in PVNGS, representing 17.2% of PNM's total owned and leased generating capacity. Portions of the interests in Units 1 and 2 are held under leases. PVNGS is subject to environmental, health, and financial risks, including, but not limited to:

- The ability to obtain adequate supplies of nuclear fuel and water
- The ability to dispose of spent nuclear fuel
- Decommissioning of the plant
- Securing the facilities against possible terrorist attacks
- Unscheduled outages due to equipment failures

PNM maintains trust funds designed to provide adequate financial resources for decommissioning at the end of the expected life of the PVNGS units. However, if the units are decommissioned before their planned date, these funds may prove to be insufficient. PNM also has external insurance coverage to minimize its financial exposure to some risks. However, it is possible that liabilities associated with nuclear operations could exceed the amount of insurance coverage. See Note 16.

The NRC has broad authority under federal law to impose licensing and safety-related requirements for the operation of nuclear generation facilities. In the event of noncompliance, the NRC has the authority, depending upon the NRC's assessment of the severity of the situation, to impose monetary civil penalties or a progressively increased inspection regime. This could ultimately result in the shutdown of a unit, the removal of a unit from service until compliance is achieved, or both. Increased costs resulting from penalties, a heightened level of scrutiny, and/or implementation of plans to achieve compliance with NRC requirements could adversely affect the financial condition, results of operations, and cash flows of PNMR and PNM.

The PVNGS participants have no reason to anticipate a serious nuclear incident at PVNGS. However, if an incident did occur, it could materially and adversely affect the results of operations and financial condition of PNM and PNMR. A major incident at a nuclear facility anywhere in the world could cause the NRC to limit or prohibit the operation or licensing of any domestic nuclear unit. For example, as a result of the March 2011 earthquake and tsunami that caused significant damage to the Fukushima Daiichi Nuclear Power Plant in Japan, there may be additional regulations or other changes that would affect PVNGS.

Costs of decommissioning, remediation, and restoration of nuclear and fossil-fueled power plants, as well as related coal mines, could exceed the estimates of PNMR and PNM, which could negatively impact results of operations and liquidity.

PNM has interests in a nuclear power plant, two coal-fired power plants, and several natural gas-fired power plants. PNM is obligated to pay for the costs of decommissioning its share of the power plants. PNM is also obligated to pay for its share of the costs of decommissioning the mines that supply coal to the coal-fired power plants. Rates charged by PNM to its customers, as approved by the NMPRC, include a provision for recovery of certain costs of decommissioning, remediation, and restoration. The NMPRC has established a cap on decommissioning costs for the surface coal mines. In the event any of these costs exceed current estimates and PNM is unsuccessful in recovering the expenses through increased rates, results of operations will be negatively impacted.

General Economic and Weather Factors

General economic conditions of the state, region, and nation can affect our customers and suppliers. Economic recession or downturn may result in decreased consumption and increased bad debt expense, and could also negatively impact our suppliers, all of which could negatively impact us.

Economic activity is a key factor in PNMR subsidiaries' performance. Decreased economic activity can lead to declines in energy consumption, which could adversely affect future revenues, earnings, and growth. Higher unemployment rates both in our service territories and nationwide could result in commercial customers ceasing operations and lower levels of income for our residential customers. These customers might then be unable to pay their bills on time, which could increase bad debt expense and negatively impact results of operations and cash flows. Economic conditions also impact the supply and/or cost of commodities and materials needed to construct or acquire utility assets or make necessary repairs.

The operating results of PNMR and its operating subsidiaries fluctuate on a seasonal and quarterly basis as well as being affected by weather conditions, including regional drought.

Electric generation, transmission, and distribution are generally seasonal businesses that vary with the demand for power. With power consumption typically peaking during the hot summer months, revenues traditionally peak during that period. As a result, quarterly operating results of PNMR and its operating subsidiaries vary throughout the year. In addition, PNMR and its operating subsidiaries have historically had less revenues resulting in earning less income when weather conditions are milder. Unusually mild weather in the future could reduce the revenues, net earnings, and cash flows of the companies.

Drought conditions in New Mexico, especially in the "four corners" region, where SJGS and Four Corners are located, may affect the water supply for PNM's generating plants. If inadequate precipitation occurs in the watershed that supplies that region, PNM may have to decrease generation at these plants. This would require PNM to purchase power to serve customers and/or reduce the ability to sell excess power on the wholesale market and reduce revenues. Drought conditions or actions taken by regulators or legislators could limit PNM's supply of water, which would adversely impact PNM's and PNMR's business. Although PNM has in place supplemental contracts and voluntary shortage sharing agreements with tribes and other water users in the "four corners" region, PNM cannot be certain these contracts will be enforceable in the event of a major drought or that it will be able to renew these contracts in the future.

TNMP's service areas are exposed to extreme weather, including high winds, drought, flooding, and periodic hurricanes. These severe weather events can physically damage TNMP's owned facilities. Such an occurrence both disrupts the ability to deliver energy and increases costs. Extreme weather can also reduce customers' usage and demand for energy. These factors could negatively impact results of operations and cash flows.

Financial Factors

Disruption in the credit and capital markets may impact our growth strategy and ability to raise capital.

PNMR and its subsidiaries rely on access to both short-term money markets and longer-term capital markets as sources of liquidity for any capital requirements not satisfied by cash flow from operations, including energy infrastructure investments and new projects. In general, the Company relies on its short-term credit facilities as the initial source to finance construction expenditures. This results in increased borrowings under the facilities over time. The Company is currently projecting total construction expenditures for the years 2013-2017 to be $1,781.9 million. If PNMR or its operating subsidiaries are not able to access capital at competitive rates, or at all, PNMR's ability to finance capital requirements and implement its strategy will be limited. Disruptions in the credit markets, which could negatively impact our access to capital, could be caused by:

- An economic recession
- Declines in the health of the banking sector generally, and the failure of specific banks who are parties to our credit facilities
- The bankruptcy of an unrelated energy company
- War, terrorist attacks or threatened attacks
- Deterioration in the overall health of the utility industry

If our cash flow and credit and capital resources are insufficient to fund our capital expenditure plans, we may be forced to delay important capital investments, sell assets, seek additional equity or debt capital, or restructure our debt. In addition, insufficient cash flows and capital resources may result in reductions of our credit ratings. This could harm our ability to incur additional indebtedness on acceptable terms and would result in an increase in the interest rates applicable under our credit facilities. Our cash flow and capital resources may be insufficient to pay interest and principal on our debt in the future. If that should occur, our capital raising or debt restructuring measures may be unsuccessful or inadequate to meet our scheduled debt service obligations. This could cause us to default on our obligations and further impair our liquidity.

Future reduction in our credit ratings or changing rating agency requirements could materially and adversely affect our growth, strategy, business, financial position, results of operations, and liquidity.

PNMR, PNM, and TNMP cannot be sure that any of their current ratings will remain in effect for any given period of time or that a rating will not be put under review for a downgrade, lowered, or withdrawn entirely by a rating agency. Downgrades or changing requirements could result in increased borrowing costs due to higher interest rates in future financings, a smaller potential pool of investors, and decreased funding sources. It also could require the provision of additional support in the form of letters of credit and cash or other collateral to various counterparties.

PNMR may be unable to meet its ongoing and future financial obligations and to pay dividends on its common stock if its subsidiaries are unable to pay dividends or distributions to PNMR.

PNMR is a holding company and has no operations of its own. PNMR's ability to meet its financial obligations and to pay dividends on its common stock primarily depends on the net income and cash flows of PNM and TNMP and their capacity to pay upstream dividends or distributions. Prior to providing funds to PNMR, PNM and TNMP have financial and regulatory obligations that must be satisfied, including among others, debt service and, in the case of PNM, preferred stock dividends.

The NMPRC has placed certain restrictions on the ability of PNM to pay dividends to PNMR, including that PNM cannot pay dividends that cause its debt rating to fall below investment grade. The NMPRC has also restricted PNM from paying dividends in any year, as determined on a rolling four-quarter basis, in excess of net earnings without prior NMPRC approval. PNM is permitted to pay dividends to PNMR from prior equity contributions made by PNMR. Additionally, PNM has various financial covenants that limit the transfer of assets, through dividends or other means.

Further, the ability of PNMR to declare dividends depends upon:

- The extent to which cash flows will support dividends
- The Company's financial circumstances and performance
- NMPRC's and PUCT's decisions in various regulatory cases currently pending and which may be docketed in the future
- Conditions imposed by the NMPRC or PUCT
- The effect of federal regulatory decisions and legislative acts
- Economic conditions in the United States
- Future growth plans and the related capital requirements
- Other business considerations

Impairments of goodwill and long-lived assets of PNMR, PNM, and TNMP could adversely affect the Company's business, financial position, liquidity, and results of operations.

PNMR, PNM, and TNMP annually evaluate their recorded goodwill for impairment. They also assess long-lived assets whenever indicators of impairment exist. Factors that affect the long-term value of these assets as well as other economic and market conditions could result in impairments. Significant impairments could adversely affect our business, financial position, liquidity, and results of operations.

Declines in values of marketable securities held in trust funds for pension and other postretirement benefits and in the NDT could result in sustained increases in costs and funding requirements for those obligations, which may affect operational results.

The Company targets 31% of its pension trust funds and 70% of its trust funds for other postretirement benefits to be invested in marketable equity securities. Over one-half of funds held in the NDT are typically invested in marketable equity securities. Declines in market values could result in increased funding of the trusts as well as the recognition of losses as impairments for the NDT and additional expense for the benefit plans.

PNM's PVNGS leases describe certain events, including "Events of Loss" and "Deemed Loss Events", the occurrence of which could require PNM to take ownership of the underlying assets and pay the lessors for the assets.

The "Events of Loss" generally relate to casualties, accidents, and other events at PVNGS, including the occurrence of specified nuclear events, which would severely adversely affect the ability of the operating agent, APS, to operate, and the ability of PNM to earn a return on its interests in PVNGS. The "Deemed Loss Events" consist primarily of legal and regulatory changes (such as issuance by the NRC of specified violation orders, changes in law making the sale and leaseback transactions illegal, or changes in law making the lessors liable for nuclear decommissioning obligations). PNM believes that the probability of such "Events of Loss" or "Deemed Loss Events" occurring is remote for the following reasons: (1) to a large extent, prevention of "Events of Loss" and some "Deemed Loss Events" is within the control of the PVNGS participants through the general PVNGS operational and safety oversight process; and (2) other "Deemed Loss Events" would involve a significant change in current law and policy. PNM is unaware of any proposals pending or being considered for introduction in Congress, or in any state legislative or regulatory body that, if adopted, would cause any of those events. See Note 7.

Governance Factors

Provisions of PNMR's organizational documents, as well as several other statutory and regulatory factors, will limit another party's ability to acquire PNMR and could deprive PNMR's shareholders of the opportunity to receive a takeover premium for shares of PNMR's common stock.

PNMR's restated articles of incorporation and by-laws include a number of provisions that may have the effect of discouraging persons from acquiring large blocks of PNMR's common stock, or delaying or preventing a change in control of

PNMR. The material provisions that may have such an effect include:

- Authorization for the Board to issue PNMR's preferred stock in series and to fix rights and preferences of the series (including, among other things, voting rights and preferences with respect to dividends and other matters)
- Advance notice procedures with respect to any proposal other than those adopted or recommended by the Board
- Provisions specifying that only a majority of the Board, the chairman of the Board, the chief executive officer, or holders of at least one-tenth of all of PNMR's shares entitled to vote may call a special meeting of stockholders

Under the New Mexico Public Utility Act, NMPRC approval is required for certain transactions that may result in PNMR's change in control or exercise of control, including ownership of 10% or more of PNMR's voting stock. Certain acquisitions of PNMR's outstanding voting securities also require FERC approval.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

PNMR

The significant properties owned by PNMR include those owned by PNM and TNMP and are disclosed below.

PNM

See Sources of Power in Part I, Item. 1 Business above for information on PNM's owned and leased capacity in electric generating stations. As of December 31, 2012, PNM owned, jointly owned, or leased, 3,189 circuit miles of electric transmission lines, 5,843 miles of distribution overhead lines, 5,631 cable miles of underground distribution lines (excluding street lighting), and 276 substations. PNM's electric transmission and distribution lines are generally located within easements and rights-of-way on public, private, and Native American lands. PNM leases interests in PVNGS Units 1 and 2 and related property, Delta, EIP and associated equipment, data processing, communication, office and other equipment, office space, vehicles, and real estate. PNM also owns and leases service and office facilities in Albuquerque and in other areas throughout its service territory. See Note 7 for additional information concerning leases, including notices given to the lessors under the PVNGS Unit 1 leases in 2013 that PNM would renew the leases. See Note 9 for additional information about the Delta operating lease, including the potential purchase of Delta. As discussed in Note 16, PNM has agreed to exercise its option to purchase the leased portion of the EIP at expiration of the lease at fair market value of $7.7 million.

TNMP

TNMP's facilities consist primarily of transmission and distribution facilities located in its service areas. TNMP also owns and leases service and office facilities in other areas throughout its service territory. As of December 31, 2012, TNMP owned 966 circuit miles of overhead electric transmission lines, 7,060 pole miles of overhead distribution lines, 1,083 circuit miles of underground distribution lines, and 108 substations. Substantially all of TNMP's property is pledged to secure its first mortgage bonds. See Note 6.

ITEM 3. LEGAL PROCEEDINGS

See Note 16 and Note 17 for information related to the following matters for PNMR, PNM, and TNMP, incorporated in this item by reference.

Note 16

- The Clean Air Act - Regional Haze – SJGS
- The Clean Air Act - Regional Haze – Four Corners
- The Clean Air Act - Four Corners BART FIP Challenge
- The Clean Air Act - WildEarth Guardians' Petition for Review of EPA's Approval of New Mexico Regional Haze SIP
- The Clean Air Act - SJGS Operating Permit Challenge
- The Clean Air Act - Citizen Suit Under the Clean Air Act
- The Clean Air Act - Navajo Nation Environmental Issues
- The Clean Air Act - Four Corners New Source Review
- Endangered Species Act

- Santa Fe Generating Station
- Coal Combustion Byproducts Waste Disposal - Sierra Club Allegations
- PVNGS Water Supply Litigation
- San Juan River Adjudication
- Complaint Against Southwestern Public Service Company
- Navajo Nations Allottee Matters
- Transmission Issues

Note 17

- PNM - Renewable Portfolio Standard
- PNM - Renewable Energy Rider
- PNM - Energy Efficiency and Load Management
- PNM-2011 Integrated Resource Plan
- PNM - Emergency FFPAC
- PNM - Transmission Rate Case
- PNM - Application for Approvals to Purchase Delta
- PNM - Formula Transmission Rate Case
- PNM - Firm-Requirements Wholesale Customer Rate Case
- TNMP - Advance Meter System Deployment and Surcharge Request
- TNMP - Remand of ERCOT Transmission Rates for 1999 and 2000
- TNMP - Transmission Cost of Service Rates

ITEM 4. MINE SAFETY DISCLOSURES

Not Applicable.

SUPPLEMENTAL ITEM - EXECUTIVE OFFICERS OF PNM RESOURCES, INC.

All officers are elected annually by the Board of PNMR. Executive officers, their ages as of February 22, 2013 and offices held with PNMR for the past five years, or other companies if less than five years with PNMR, are as follows:

Name	Age	Office	Initial Effective Date
P. K. Collawn	54	Chairman, President, and Chief Executive Officer	January 2012
		President and Chief Executive Officer	March 2010
		President and Chief Operating Officer	August 2008
		President, Utilities	June 2007
C. N. Eldred	59	Executive Vice President and Chief Financial Officer	July 2007
P. V. Apodaca	61	Senior Vice President, General Counsel and Secretary	January 2010
		University Counsel, University of New Mexico	May 2006
R. E. Talbot	52	Senior Vice President and Chief Operating Officer	January 2012
		Chief Operating Officer, Power Supply and Power Delivery - Indianapolis Power and Light Company	June 2011
		Senior Vice President, Power Supply - Indianapolis Power and Light Company	February 2007
R. N. Darnell	55	Senior Vice President, Public Policy	December 2011
		Vice President, Regulatory Affairs	April 2008
		Director, Regulatory Administration South - Xcel Energy	January 2007
T. G. Sategna	59	Vice President and Corporate Controller	October 2003

PART II

ITEM 5. MARKET FOR PNMR'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

PNMR's common stock is traded on the New York Stock Exchange (Symbol: PNM). Ranges of sales prices of PNMR's common stock, reported as composite transactions, and dividends declared on the common stock for 2012 and 2011, by quarters, are as follows:

Quarter Ended	Range of Sales Prices		Dividends
	High	Low	Per Share
2012			
March 31	$ 18.94	$ 17.52	$ 0.145
June 30	19.54	17.84	0.145
September 30	21.42	19.75	0.145
December 31	22.32	20.05	0.145
Fiscal Year	22.32	17.52	0.580
2011			
March 31	$ 15.16	$ 12.96	$ 0.125
June 30	17.10	14.46	0.125
September 30	17.14	12.75	0.125
December 31	19.17	15.81	0.125
Fiscal Year	19.17	12.75	0.500

Dividends on PNMR's common stock are declared by its Board. The timing of the declaration of dividends is dependent on the timing of meetings and other actions of the Board. This has historically resulted in dividends considered to be attributable to the second quarter of each year being declared through actions of the Board during the third quarter of the year. The Board declared dividends on common stock considered to be for the second quarter of $0.125 per share in July 2011 and $0.145 per share in July 2012, which are reflected as being in the second quarter above. The Board declared dividends on common stock considered to be for the third quarter of $0.125 per share in September 2011 and $0.145 per share in September 2012, which are reflected as being in the third quarter above. On December 4, 2012 and February 28, 2013, the Board declared quarterly dividends of $0.145 and $0.165 per share. PNMR targets a long-term dividend payout ratio of 50% to 60% of consolidated earnings. During the period it was outstanding, PNMR's Series A convertible preferred stock was entitled to receive dividends equivalent to any dividends paid on PNMR common stock as if the preferred stock had been converted into common stock.

On February 22, 2013, there were 11,469 holders of record of PNMR's common stock. All of the outstanding common stock of PNM and TNMP is held by PNMR.

See Note 5 for a discussion on limitations on the payments of dividends and the payment of future dividends, as well as dividends paid by PNM and TNMP.

See Part III, Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Preferred Stock

PNM is not aware of any active trading market for its cumulative preferred stock. Quarterly cash dividends were paid on PNM's outstanding cumulative preferred stock at the stated rates during 2011 and 2012. PNMR purchased and retired all of its outstanding convertible preferred stock, Series A, effective September 23, 2011. TNMP does not have any preferred stock outstanding.

Sales of Unregistered Securities

None.

ITEM 6. SELECTED FINANCIAL DATA

The selected financial data and comparative operating statistics for PNMR should be read in conjunction with the Consolidated Financial Statements and Notes thereto and MD&A. On January 30, 2009, PNM completed the sale of its gas operations, which are considered discontinued operations and excluded from continuing operations information in the table below. PNMR sold First Choice on November 1, 2011. First Choice is included in the following information through October 31, 2011.

PNM RESOURCES, INC. AND SUBSIDIARIES

	2012	2011	2010	2009	2008
	(In thousands except per share amounts and ratios)				
Total Operating Revenues from Continuing Operations	$ 1,342,403	$ 1,700,619	$ 1,673,517	$ 1,647,744	$ 1,959,522
Earnings (Loss) from Continuing Operations	$ 120,125	$ 190,934	$ (31,124)	$ 65,933	$ (297,565)
Net Earnings (Loss)	$ 120,125	$ 190,934	$ (31,124)	$ 136,734	$ (262,937)
Net Earnings (Loss) Attributable to PNMR	$ 105,547	$ 176,359	$ (45,215)	$ 124,316	$ (270,644)
Earnings (Loss) from Continuing Operations Attributable to PNMR per Common Share					
Basic	$ 1.32	$ 1.98	$ (0.49)	$ 0.58	$ (3.66)
Diluted	$ 1.31	$ 1.96	$ (0.49)	$ 0.58	$ (3.66)
Net Earnings (Loss) Attributable to PNMR per Common Share					
Basic	$ 1.32	$ 1.98	$ (0.49)	$ 1.36	$ (3.24)
Diluted	$ 1.31	$ 1.96	$ (0.49)	$ 1.36	$ (3.24)
Cash Flow Data					
Net cash flows from operating activities	$ 281,349	$ 292,240	$ 287,352	$ 87,706	$ 88,625
Net cash flows from investing activities	$ (285,895)	$ 19,778	$ (275,906)	$ 379,726	$ (320,715)
Net cash flows from financing activities	$ (1,560)	$ (312,331)	$ (10,683)	$ (593,435)	$ 354,943
Total Assets	$ 5,372,583	$ 5,204,613	$ 5,225,083	$ 5,359,921	$ 6,147,982
Long-Term Debt, including current installments	$ 1,672,290	$ 1,674,013	$ 1,565,847	$ 1,567,331	$ 1,584,705
Common Stock Data					
Market price per common share at year end	$ 20.51	$ 18.23	$ 13.02	$ 12.65	$ 10.08
Book value per common share at year end	$ 20.19	$ 19.76	$ 17.90	$ 19.13	$ 19.13
Tangible book value per share at year end	$ 16.70	$ 16.27	$ 14.10	$ 15.33	$ 15.31
Average number of common shares outstanding - diluted	80,417	89,757	91,557	91,671	83,468
Dividends declared per common share	$ 0.580	$ 0.500	$ 0.500	$ 0.500	$ 0.605
Capitalization					
PNMR common stockholders' equity	48.9%	48.3%	47.8%	49.6%	49.3%
Convertible preferred stock	—	—	3.1	3.0	3.0
Preferred stock of subsidiary, without mandatory redemption requirements	0.3	0.3	0.4	0.3	0.3
Long-term debt	50.8	51.4	48.7	47.1	47.4
	100.0%	100.0%	100.0%	100.0%	100.0%

Note: The book value per common share at year end, tangible book value per share at year end, average number of common shares outstanding, and return on average common equity reflect the Series A convertible preferred stock as if it was converted into common stock at the date of its issuance on November 17, 2008 through September 23, 2011.

PNM RESOURCES, INC. AND SUBSIDIARIES
COMPARATIVE OPERATING STATISTICS

	2012	2011	2010	2009	2008
			(In thousands)		
PNM Revenues					
Residential	$ 409,005	$ 390,380	$ 355,905	$ 320,965	$ 296,121
Commercial	413,332	386,383	355,699	330,552	326,408
Industrial	103,991	94,883	85,576	79,540	100,665
Public authority	25,495	23,970	21,302	19,770	19,135
Transmission	39,373	43,637	38,667	36,075	33,161
Firm-requirements wholesale	39,390	34,127	31,870	29,048	46,854
Other sales for resale	47,321	69,318	121,729	140,314	345,948
Mark-to-market activity	892	4,214	(3,599)	151	56,560
Other	13,465	10,377	9,979	11,594	18,090
Total PNM Revenues	$ 1,092,264	$ 1,057,289	$ 1,017,128	$ 968,009	$ 1,242,942
TNMP Revenues					
Residential	$ 103,255	$ 100,290	$ 83,645	$ 74,739	$ 71,673
Commercial	88,258	84,896	77,474	73,346	72,786
Industrial	13,405	13,065	12,342	12,113	13,849
Other	45,222	39,607	39,127	32,434	31,974
Total TNMP Revenues	$ 250,140	$ 237,858	$ 212,588	$ 192,632	$ 190,282
First Choice Revenues					
Residential	$ —	$ 260,161	$ 305,834	$ 349,629	$ 407,350
Commercial	—	166,498	159,785	160,998	205,518
Trading gains (losses)	—	—	(4)	14	(49,931)
Other	—	12,791	17,588	18,177	19,287
Total First Choice Revenues	$ —	$ 439,450	$ 483,203	$ 528,818	$ 582,224

Notes: PNM Gas, which was sold on January 30, 2009, is reported as discontinued operations and has been excluded from the above table.

First Choice is included through October 31, 2011, when it was sold by PNMR.

PNM RESOURCES, INC. AND SUBSIDIARIES
COMPARATIVE OPERATING STATISTICS

	2012	2011	2010	2009	2008
PNM MWh Sales					
Residential	3,323,544	3,402,842	3,361,472	3,264,378	3,221,894
Commercial	4,022,184	4,043,796	4,015,999	3,899,121	4,029,802
Industrial	1,771,316	1,560,867	1,449,933	1,454,480	1,657,580
Public authority	279,169	282,062	263,424	249,554	253,079
Firm-requirements wholesale	651,972	650,356	677,508	689,740	1,123,539
Other sales for resale	1,652,225	2,076,869	2,203,787	3,996,317	5,095,183
Total PNM MWh Sales	11,700,410	12,016,792	11,972,123	13,553,590	15,381,077
TNMP MWh Sales					
Residential	2,714,511	2,862,337	2,699,601	2,582,555	2,533,025
Commercial	2,353,135	2,360,998	2,260,505	2,216,870	2,206,155
Industrial	2,727,126	2,578,877	2,241,452	1,983,165	2,094,789
Other	103,856	108,664	103,341	107,091	107,524
Total TNMP MWh Sales	7,898,628	7,910,876	7,304,899	6,889,681	6,941,493
First Choice MWh Sales					
Residential	—	2,006,437	2,267,836	2,441,550	2,547,490
Commercial	—	1,538,203	1,363,746	1,218,949	1,471,400
Total First Choice MWh Sales	—	3,544,640	3,631,582	3,660,499	4,018,890

Notes: Under TECA, consumers in Texas can choose any REP to provide energy. TNMP delivers energy to consumers within its service area regardless of the REP chosen. Therefore, TNMP earns revenue for energy delivery and REPs earn revenue on the usage of that energy by its customers. The MWh reported above for TNMP and First choice include 836,599, 1,012,842, 1,131,907, and 1,563,260 MWh used by consumers of TNMP in 2011, 2010, 2009, and 2008, who chose First Choice as their REP.

PNM Gas, which was sold on January 30, 2009, is reported as discontinued operations and has been excluded from the above table.

First Choice is included through October 31, 2011, when it was sold by PNMR.

PNM RESOURCES, INC. AND SUBSIDIARIES
COMPARATIVE OPERATING STATISTICS

	2012	2011	2010	2009	2008
PNM Customers					
Residential	450,507	448,979	447,789	445,637	442,647
Commercial	54,953	54,468	54,005	53,787	53,059
Industrial	251	252	260	270	284
Other sales for resale	36	28	46	44	55
Other	952	983	1,003	991	991
Total PNM Customers	506,699	504,710	503,103	500,729	497,036
TNMP Consumers					
Residential	193,550	192,356	190,809	188,812	187,888
Commercial	36,819	37,208	37,356	37,728	38,548
Industrial	70	73	72	73	74
Other	2,037	2,092	2,099	2,059	2,115
Total TNMP Consumers	232,476	231,729	230,336	228,672	228,625
First Choice Customers					
Residential	—	176,577	172,506	183,605	192,306
Commercial	—	44,485	41,695	41,371	45,125
Total First Choice Customers	—	221,062	214,201	224,976	237,431
PNMR Generation Statistics					
Net Capability - MW, including wind and solar	2,537	2,547	2,631	2,711	2,713
Coincidental Peak Demand - MW	1,948	1,938	1,973	1,866	1,901
Average Fuel Cost per MMBTU	$ 2.308	$ 2.267	$ 2.064	$ 1.895	$ 2.404
BTU per KWh of Net Generation	10,289	10,441	10,237	10,277	10,269

Notes: The consumers reported above for TNMP include 64,732, 70,366, 80,718, and 92,090 consumers of TNMP for 2011, 2010, 2009, and 2008, who chose First Choice as their REP. These TNMP customers are also included in the First choice customers.

PNM Gas, which was sold on January 30, 2009, is reported as discontinued operations and has been excluded from the above table.

First Choice is as of October 31, 2011, when it was sold by PNMR.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations for PNMR is presented on a combined basis, including certain information applicable to PNM and TNMP. The MD&A for PNM and TNMP is presented as permitted by Form 10-K General Instruction I (2). A reference to a "Note" in this Item 7 refers to the accompanying Notes to Consolidated Financial Statements included in Part II, Item 8, unless otherwise specified. Certain of the tables below may not appear visually accurate due to rounding.

MD&A FOR PNMR

EXECUTIVE SUMMARY

Overview and Strategy

PNMR is a holding company with two regulated utilities serving approximately 739,000 residential, commercial, and industrial customers and end-users of electricity in New Mexico and Texas. In the latter part of 2011, PNMR exited both of its competitive businesses, First Choice and Optim Energy, and repositioned itself as a holding company solely operating its electric utilities, PNM and TNMP.

Strategic Goals

PNMR is focused on achieving the following strategic goals:

- Earning authorized returns on its regulated businesses
- Continuing to improve credit ratings
- Providing a top-quartile total return to investors

In conjunction with these goals, PNM and TNMP are dedicated to:

- Achieving industry-leading safety performance and customer satisfaction
- Maintaining strong plant performance and reliability

Earning Authorized Returns on Regulated Businesses

PNMR's success in accomplishing its strategic goals is highly dependent on continued favorable regulatory treatment for its utilities. The Company has multiple strategies to achieve favorable regulatory treatment, all of which have as their foundation a focus on the basics: managing the Company's business and serving our customers well, while engaging stakeholders to build productive relationships.

Both PNM and TNMP seek cost recovery for their investments through general rate cases and various rate riders. The PUCT has approved mechanisms that allow for recovery of capital invested in transmission and distribution projects without having to file a general rate case and allow for more timely recovery of amounts invested in TNMP's systems. In 2011, PNM made significant progress toward the goal of achieving authorized returns for its retail customers. In 2012, PNM saw additional progress toward achieving authorized returns for its transmission and generation customers regulated by FERC.

PNM and TNMP completed several rate proceedings before their state regulators in 2011 and 2012. PNM has two rate cases pending before FERC and one that was completed in early 2013. Additional information about rate filings is provided in Note 17.

PNM previously announced that it intended to file a request for an increase in the rates charged to New Mexico retail customers in mid-2013, but is currently re-evaluating when this filing will occur, partially due to the lack of clarity around the timing and amount of capital that will be required for BART at SJGS, as discussed below, and improved operating results at PNM.

Fair and timely rate treatment from regulators is crucial to achieving PNMR's strategic goals because it leads to PNM and TNMP earning their allowed returns. PNMR believes that if the utilities earn their allowed returns, it would be viewed positively by rating agencies and would further improve credit ratings, which could lower costs to customers. Also, earning allowed returns should result in increased earnings for PNMR, which should lead to increased total returns to investors.

PNM's interest in PVNGS Unit 3 is excluded from NMPRC jurisdictional rates. While PVNGS Unit 3's financial contribution is not calculated in the authorized returns on its regulated business, it impacts PNM's earnings and has demonstrated to be a valuable asset. Power generated from PNM's 134 MW interest in PVNGS Unit 3 is currently sold into the wholesale market and any earnings or losses are attributable to shareholders.

Continuing to Improve Credit Ratings

PNM is committed to maintaining investment grade credit ratings. See the subheading Liquidity included in the full discussion of Liquidity and Capital Resources below for the specific credit ratings for PNMR, PNM, and TNMP. On April 13, 2012, S&P raised the corporate credit rating for PNMR as well as the senior debt ratings for PNMR and TNMP and the preferred stock rating for PNM. S&P changed the outlook to stable for all entities.

Providing Top-Quartile Total Returns to Investors

PNMR's strategic goal to provide top quartile total return to investors is based on five-year ongoing EPS growth along with five-year average dividend yield. Top quartile total return currently is equal to an average annual rate of 10 percent to 13 percent. The annual common stock dividend was raised by 16 percent in February 2012 and 14 percent in February 2013.

PNMR's long-term target is a dividend payout ratio of 50 percent to 60 percent of its ongoing earnings. Ongoing earnings, which is a non-GAAP financial measure, excludes certain non-recurring, infrequent, and other items from earnings determined in accordance with GAAP. PNMR expects to provide above-average dividend growth in the near-term and to manage the payout ratio to meet its long-term target. The PNMR board will continue to evaluate the dividend on an annual basis, considering sustainability and growth, capital planning, and industry standards.

Business Focus

In addition to its strategic goals, PNMR's strategy and decision-making are focused on safely providing reliable, affordable, and environmentally responsible power to create enduring value for customers and communities.

To accomplish this, PNMR works closely with customers, stakeholders, legislators, and regulators to ensure that our resource plans and infrastructure investments benefit from robust public dialogue and balance the diverse needs of our communities.

Reliable and Affordable Power

PNMR and its utilities are keenly aware of the roles they play in enhancing economic vitality in their New Mexico and Texas service territories. We believe there is a direct connection between electric infrastructure to ensure reliability and economic growth. When considering expanding or relocating to other communities, businesses consider energy affordability and energy reliability to be important factors. PNM and TNMP strive to balance service affordability with infrastructure investment to maintain a high level of electric reliability. The utilities also work to ensure that rates reflect actual costs of providing service.

Investing in PNM's and TNMP's infrastructure is critical to ensure reliability and meet future energy needs. Both utilities have long-established records of providing customers with top-tier electric reliability. In September 2011, TNMP began its deployment of smart meters in homes and businesses across its Texas service area. Through the end of 2012, TNMP had completed installation of more than 75,000 smart meters. TNMP's deployment is expected to be completed in 2016.

As part of the State of Texas' long-term initiative to create a smart electric grid, the smart meter rollout will ultimately give consumers more energy consumption data and help them make more informed decisions. In 2013, TNMP will install a new outage management system that will leverage capabilities of the smart meters to enhance the company's responsiveness to outages.

During the 2010 to 2012 period, PNM and TNMP together invested $803.7 million in substations, power plants, and transmission and distribution systems in New Mexico and Texas. In 2012, PNM announced the site for its planned 40 MW natural gas-fired peaking generating station. Construction is expected to begin in 2014, with the facility going into service in 2016. PNM also announced an agreement to purchase Delta, a 132 MW gas-fired peaking facility, which has served PNM jurisdictional needs under a 20-year purchase power agreement since 2000.

Environmentally Responsible Power

PNMR has a long-standing record of environmental stewardship. In 2012, its environmental focus was in three key areas:

- Preparing to meet New Mexico's increasing renewable energy requirements as cost-effectively as possible
- Developing strategies to meet regional haze rules at the coal-fired SJGS as cost effectively as possible while providing broad environmental benefits
- Increasing energy efficiency participation

Renewable Energy

In 2012, PNM filed and the NMPRC approved PNM's 2013 renewable procurement strategy. The approved strategy will almost double PNM's solar capacity with the addition of 21.5 MW of utility-owned solar capacity estimated cost of almost $50 million. In addition to the solar expansion, the 2013 proposal includes a 20-year agreement to purchase energy from a geothermal facility to be built near Lordsburg. The 10 MW facility will be the first geothermal project for the PNM system.

In addition to the 22 MW of solar currently available through the five plants constructed in 2011, PNM also owns a sixth facility, the 500-KW PNM Prosperity Energy Storage Project, which uses advanced batteries to store solar power and dispatch the energy either during high-use periods or when solar production is limited. The project features one of the largest combinations of battery storage and PV energy in the nation and involves extensive research and development of smart grid concepts with the Electric Power Research Institute, East Penn Manufacturing Co., Northern New Mexico College, Sandia National Laboratories, and the University of New Mexico. When the facility went online in September 2011, it was the nation's first solar storage facility fully integrated into a utility's power grid.

PNM's resource portfolio includes the purchase of 204 MW of wind power. PNM also purchases power from a customer-owned distributed solar generation program having an installed capacity of 19.8 MW at the end of 2012. Distributed generation, wind, and solar power are key means for PNM to meet the RPS established by the REA and related regulations issued by the NMPRC. These rules require a utility to achieve prescribed levels of energy sales from renewable sources within its generation mix, if that can be accomplished without exceeding the RCT cost limit set by the NMPRC, which aims to moderate the cost to consumers when utilities use more renewable resources.

PNM sought and received a waiver from the NMPRC excusing it from meeting the RPS in 2012 because the cost to achieve the full RPS would exceed the RCT. The 2013 plan will enable PNM to comply with the statutory RPS amount in 2013, but required a variance from the NMPRC's diversity requirements in 2013 while the proposed geothermal facilities are being constructed. This plan is expected to enable PNM to achieve full RPS quantity and diversity compliance by 2014 without exceeding the RCT. PNM will continue to procure renewable resources while balancing the bill impact to customers in order to meet New Mexico's escalating RPS requirements.

SJGS

PNM continues its efforts to comply with the EPA regional haze rule in a manner that minimizes the cost impact to customers while still achieving broad environmental benefits. The FIP for regional haze requires the installation of SCRs on all four units at SJGS by September 2016. PNM is challenging EPA's proposal in court and administratively within EPA.

In order to keep costs to customers as low as possible while also reducing visibility impairment related to regional haze, PNM has supported the installation of SNCRs at SJGS, a technology proposed by the State of New Mexico to meet the regional haze regulations. Additional information about BART at SJGS is contained in Note 16.

On February 15, 2013, PNM, NMED, and EPA agreed to pursue a revised plan that could provide a new BART path to comply with federal visibility rules at SJGS. The terms of the non-binding agreement would result in the retirement of SJGS Units 2 and 3 by the end of 2017 and the installation of SNCRs on Units 1 and 4 by the later of January 31, 2016 or 15 months after EPA approval of a revised SIP. PNM would also build a natural gas plant in the Four Corners region to partially replace the capacity from the retired coal units. Implementing this plan would include:

- NMED development of a revised SIP
- Approval of the revised SIP by EIB
- EPA approval of the revised SIP
- NMPRC approval of the retirement of Units 2 and 3 and plans to acquire replacement power

The term sheet setting forth the non-binding agreement projects EIB approval for October 2013, with EPA final action in late 2014. Contemporaneously with the signing of the non-binding agreement, EPA indicated in writing that if the above plan does not move forward due to circumstances outside of the control of PNM and NMED, EPA will work with the state and PNM to create a reasonable FIP compliance schedule to reflect the time used to develop the new state plan. PNM is also exploring potential additional areas of relief, including relief from the Tenth Circuit.

In connection with the implementation of the plan, retirement of SJGS Units 2 and 3 could result in shifts in ownership among SJGS owners as may be agreed upon by the owners of the affected units. Owners of the affected units also may seek approvals of their utility commissions or governing boards.

On February 25, 2013, the parties filed their status reports with the Tenth Circuit. To demonstrate that progress has been made toward settling the Tenth Circuit litigation, information, including the non-binding agreement and its accompanying timeline, was submitted to the court. Following the parties' submission of their status reports, on February 28, 2013, the Tenth Circuit referred the litigation to the Tenth Circuit Mediation Office, which has authority to require the parties to attend mediation conferences to informally resolve issues in the pending appeals.

This plan would achieve similar visibility improvements as the installation of SCRs on all four units at SJGS. It has the added advantage of reducing other emissions beyond NOx, including SO_2, particulate matter, CO_2, and mercury. Detailed replacement power strategies also would be finalized. PNM believes adequate replacement power alternatives will be available to meet its generation needs and ensure reliability. PNM can provide no assurance that the requirements of this plan will be accomplished at all or within the required timeframes.

In order to be able to install SCRs on all four units of SJGS by the compliance deadline set forth in the FIP, PNM entered into a contract in October 2012 with an engineering, procurement, and construction contractor to install SCRs on behalf of the SJGS owners. The construction contract, which includes termination provisions in the event that SCRs are determined in the future to be unnecessary, has been suspended through November 1, 2014.

In addition to the regional haze rule, SJGS is required to comply with other rules currently being developed or implemented that affect coal-fired generating units. Because of $320 million in environmental upgrades completed in 2009, SJGS is well positioned to outperform the mercury limit imposed by EPA in the 2011 Mercury and Air Toxics Standards. The major environmental upgrades on each of the four units at SJGS have significantly reduced emissions of NOx, SO_2, particulate matter, and mercury. PNM's share of the costs of these upgrades was $161 million. Since 2006, SJGS has reduced NOx emissions by 43 percent, SO_2 by 69 percent, particulate matter by 64 percent, and mercury by 99 percent.

Energy Efficiency

Energy efficiency also plays a significant role in helping to keep customers' electricity costs low and meeting their energy needs. PNM's and TNMP's energy efficiency and load management portfolios continue to be robust. In 2012, annual energy saved as a result of PNM's portfolio of energy efficiency programs was approximately 71,000 MWh. This is equivalent to the consumption of approximately 9,600 homes in PNM's service territory. PNM's load management and energy efficiency programs also help lower peak demand requirements. TNMP's energy efficiency programs in 2012 resulted in energy savings totaling an estimated 12,839 MWh.

Creating Value for Customers and Communities

Through outreach, collaboration, and various community-oriented programs, PNMR has a demonstrated commitment to build productive relationships with stakeholders, including customers, regulators, legislators, and intervenors.

Building off work that began in 2008, PNM has continued outreach efforts to connect low-income customers with nonprofit community service providers offering support and help with such needs as utility bills, food, clothing, medical programs, services for seniors, and weatherization. In 2012, PNM hosted 23 community events throughout its service territory to assist low-income customers. Furthermore, the PNM Good Neighbor Fund provided $1.0 million of assistance with utility bills to 10,216 families in 2012.

The PNM Resources Foundation helps nonprofits become more energy efficient through Reduce Your Use grants. For 2012, the foundation awarded $0.3 million to support 55 projects in New Mexico to provide shade structure installations, window replacements, and efficient appliance purchases. Since the program's inception in 2008, Reduce Your Use grants have provided nonprofit agencies in New Mexico with a total of $1.1 million of support.

PNM also expanded its environmental stakeholder outreach in 2012, piloting small environmental stakeholder dialogue groups on key issues such as renewable energy and energy efficiency planning. PNM also employed proactive stakeholder outreach in two key projects - the development of the PNM's renewable energy procurement plans that involved distributed solar energy developers early in the conversation and the siting of the planned gas-fired peaking generation facility in Valencia County, which featured in-depth community involvement and education early in the planning stages of the project. In both cases highly favorable outcomes were achieved, and controversial negative media coverage was virtually eliminated.

Economic Factors

In 2012, PNM experienced a decrease in weather-normalized, retail load of 0.7% and TNMP experienced an increase in weather-normalized, retail load of 3.7% compared to 2011. In recent years, New Mexico and Texas have fared better than the national average in unemployment. However, New Mexico's figures may be misleading due to people dropping out of the workforce. Employment growth is much more telling, as Texas leads the way with growth rates well above the national rate while New Mexico's employment is relatively flat.

Results of Operations

A summary of net earnings (loss) attributable to PNMR is as follows:

	Year Ended December 31,			Change	
	2012	2011	2010	2012/2011	2011/2010
	(In millions, except per share amounts)				
Net earnings (loss)	$ 105.5	$ 176.4	$ (45.2)	$ (70.9)	$ 221.6
Average common and common equivalent shares	80.4	89.8	91.6	(9.4)	(1.8)
Net earnings (loss) per diluted share	$ 1.31	$ 1.96	$ (0.49)	$ (0.65)	$ 2.45

The components of the changes in earnings (loss) from continuing operations attributable to PNMR by segment are:

	Change	
	2012/2011	2011/2010
	(In millions)	
PNM	$ 37.0	$ (2.8)
TNMP	4.4	6.3
First Choice	(24.1)	0.1
Corporate and Other	(88.2)	95.1
Optim Energy, including impairment	—	122.9
Net change	$ (70.9)	$ 221.6

PNMR's operational results were affected by the following:

- Exit from unregulated businesses - As discussed above, PNMR sold First Choice in 2011, resulting in a pre-tax gain of $174.9 million, which was included in the Corporate and Other segment. Additionally, PNMR wrote-off its investment in Optim Energy in 2010, recognizing a pre-tax impairment loss of $188.2 million. In addition to the impacts of these transactions, results of operations only include Optim Energy through December 31, 2010 and First Choice through October 31, 2011.
- Rate increases for PNM and TNMP - Additional information about these rate increases is provided in Note 17
- Decrease in the number of common and common equivalent shares, primarily due to PNMR's purchase of its equity as described in Note 6
- Other factors impacting results of operation for each segment are discussed under Results of Operations below

Liquidity and Capital Resources

The Company has revolving credit facilities that provide capacities for short-term borrowing and letters of credit of $300.0 million for PNMR and $400.0 million for PNM, both of which expire in October 2017. In addition, TNMP has a $75.0 million revolving credit facility, which expires in December 2015. Total availability for PNMR on a consolidated basis was $603.0 million at February 22, 2013. The Company utilizes these credit facilities and cash flows from operations to provide funds for both construction and operational expenditures. PNMR also has intercompany loan agreements with each of its subsidiaries.

The Company projects that its total capital requirements, consisting of construction expenditures and dividends, will total $2,047.4 million for 2013-2017. The construction expenditures include additional renewable resources anticipated to be required to meet the RPS, additional peaking resources needed to meet needs outlined in PNM's current IRP, and environmental upgrades at Four Corners . This estimate does not include any amounts related to environmental upgrades at SJGS that ultimately may be required by EPA to address regional haze (Note 16) or expenditures that could be required to replace capacity should environmental control at SJGS involve shutdown of one or more SJGS units. In addition to internal cash generation, the Company anticipates that it will be necessary to obtain additional long-term financing in the form of debt refinancing, new debt issuances, and/or new equity in order to fund its capital requirements during the 2013-2017 period. The Company currently believes that its internal cash generation, existing credit arrangements, and access to public and private capital markets will provide sufficient resources to meet the Company's capital requirements.

RESULTS OF OPERATIONS

Segment Information

The following discussion is based on the segment methodology that PNMR's management uses for making operating decisions and assessing performance of its various business activities. See Note 2 for more information on PNMR's operating segments.

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and Notes thereto. Trends and contingencies of a material nature are discussed to the extent known. Refer also to Disclosure Regarding Forward Looking Statements in Part I, Item 1 and to Part II, Item 7A. Risk Factors.

PNM

The table below summarizes operating results for PNM:

	Year Ended December 31,			Change	
	2012	2011	2010	2012/2011	2011/2010
			(In millions)		
Total revenues	$ 1,092.3	$ 1,057.3	$ 1,017.1	$ 35.0	$ 40.2
Cost of energy	353.6	362.2	352.3	(8.6)	9.9
Margin	738.6	695.1	664.9	43.5	30.2
Operating expenses	435.4	438.8	424.5	(3.4)	14.3
Depreciation and amortization	97.3	94.8	92.3	2.5	2.5
Operating income	205.9	161.4	148.1	44.5	13.3
Other income (deductions)	26.5	19.9	31.6	6.6	(11.7)
Net interest charges	(76.1)	(75.3)	(72.4)	(0.8)	(2.9)
Earnings before income taxes	156.3	106.0	107.3	50.3	(1.3)
Income (taxes)	(50.7)	(37.4)	(36.4)	(13.3)	(1.0)
Valencia non-controlling interest	(14.1)	(14.0)	(13.6)	(0.1)	(0.4)
Preferred stock dividend requirements	(0.5)	(0.5)	(0.5)	—	—
Segment earnings	$ 91.0	$ 54.0	$ 56.8	$ 37.0	$ (2.8)

The table below summarizes the significant changes to total revenues, cost of energy, and margin:

	2012/2011 Change			2011/2010 Change		
	Total Revenues	Cost of Energy	Margin	Total Revenues	Cost of Energy	Margin
			(In millions)			
Retail rate increases	$ 40.3	$ —	$ 40.3	$ 32.1	$ —	$ 32.1
Retail load, fuel, and transmission	(15.9)	(10.6)	(5.4)	28.3	10.7	17.5
Wholesale rate increase	4.0	—	4.0			
Unregulated margins	(5.9)	1.1	(7.0)	(41.0)	0.9	(41.9)
Energy efficiency rider	8.9	—	8.9	13.0	—	13.0
Renewable rider	6.9	2.0	4.9	—	—	—
Net unrealized economic hedges	(3.3)	(1.1)	(2.2)	7.8	(1.7)	9.5
Total increase (decrease)	$ 35.0	$ (8.6)	$ 43.5	$ 40.2	$ 9.9	$ 30.2

The following table shows PNM operating revenues by customer class and average number of customers:

	Year Ended December 31,			Change	
	2012	2011	2010	2012/2011	2011/2010
	(In millions, except customers)				
Residential	$ 409.0	$ 390.4	$ 355.9	$ 18.6	$ 34.5
Commercial	413.3	386.4	355.7	26.9	30.7
Industrial	104.0	94.9	85.6	9.1	9.3
Public authority	25.5	24.0	21.3	1.5	2.7
Transmission	39.4	43.6	38.7	(4.2)	4.9
Firm-requirements wholesale	39.4	34.1	31.9	5.3	2.2
Other sales for resale	47.4	69.3	121.7	(21.9)	(52.4)
Mark-to-market activity	0.9	4.2	(3.6)	(3.3)	7.8
Other	13.4	10.4	9.9	3.0	0.5
	$ 1,092.3	$ 1,057.3	$ 1,017.1	$ 35.0	$ 40.2
Average retail customers (thousands)	505.6	503.9	501.7	1.7	2.2

The following table shows PNM GWh sales by customer class:

	Year Ended December 31,			Change	
	2012	2011	2010	2012/2011	2011/2010
	(Gigawatt hours)				
Residential	3,323.5	3,402.8	3,361.5	(79.3)	41.3
Commercial	4,022.2	4,043.8	4,016.0	(21.6)	27.8
Industrial	1,771.3	1,560.9	1,449.9	210.4	111.0
Public authority	279.2	282.1	263.4	(2.9)	18.7
Firm-requirements wholesale	652.0	650.4	677.5	1.6	(27.1)
Other sales for resale	1,652.2	2,076.8	2,203.8	(424.6)	(127.0)
	11,700.4	12,016.8	11,972.1	(316.4)	44.7

On August 21, 2011, PNM implemented a $72.1 million annual non-fuel rate increase for its retail customers. This rate increase, combined with a base rate increase in April 2010, improved 2012 and 2011 revenues and margins by $40.3 million and $32.1 million. In 2012, lower retail loads, primarily in the residential and commercial customer classes, reflecting lower average usage per customer and milder weather, decreased revenues and margins by $7.8 million. The increase in industrial revenue is primarily due to providing economy energy service to one customer. The only impact in margin for this customer is from minor ancillary services and other changes in revenues and cost of energy are a pass-through with no impact to margin. Higher transmission rates as a result of the June 1, 2011 rate increase, approved by FERC on January 2, 2013, also improved revenues and margins in 2012 and 2011. In 2011, increases in retail loads were primarily driven by cooler temperatures in the first quarter and warmer weather in the third quarter, improving revenue and margins by $12.0 million.

Increases in fuel costs and the reduction in off-system sales volumes resulting from the fire incident at the mine providing coal to SJGS are recovered through PNM's FPPAC and did not negatively impact 2012 or 2011 results. See Note 16 for more discussion on the SJGS mine fire incident.

PNM implemented new rates, approved by FERC, subject to refund, for one of its firm wholesale requirements customers in April 2012, which improved revenues and margins by $4.0 million. See Note 17.

PNM offers several energy efficiency programs and initiatives to its retail customers regulated by the NMPRC. In addition, PNM is allowed to earn adders on these programs based on energy savings. PNM recovers the energy efficiency program costs via a rate rider. Revenues and margins were higher by $8.9 million and $13.0 million in 2012 and 2011, offset with an increase in operating expense for the energy efficiency program costs.

On August 20, 2012, PNM implemented its renewable energy rider, a mechanism approved by NMPRC, which will allow PNM to recover renewable energy investments, including a return on its investments, and procurement costs incurred in meeting the state-mandated RPS. See Note 17. In 2012, PNM revenues increased by $6.9 million and cost of energy, reflecting the purchase cost of RECs, increased $2.0 million. Included in revenues is the earned return component on its investment of $1.2 million and the remaining revenues are offset by increases in operating and depreciation expenses associated with the PNM-owned PV solar facilities.

In 2012, lower unregulated revenues of $5.9 million and lower margin of $7.0 million associated with sales of power from PVNGS Unit 3 were a result of lower market power prices and increases in nuclear fuel costs. In 2011, lower unregulated revenues and margins were the result of the December 31, 2010 expiration of a long-term tolling arrangement for PVNGS Unit 3, which contained favorable pricing terms compared to 2011 market prices.

Changes in unrealized mark-to-market gains and losses are based on economic hedges for sales and fuel costs not covered under the FPPAC, primarily associated with PVNGS Unit 3. Unrealized gains of $1.6 million for 2012 compared to unrealized gains of $3.8 million for 2011 decreased margin by $2.2 million. Unrealized gains of $3.8 million for 2011 compared to unrealized losses of $5.7 million for 2010 increased margin by $ 9.5 million.

In 2012, operating expenses decreased by $2.1 million due to improved availability at PVNGS and $4.2 million resulting from process improvement initiatives implemented during 2011. In addition, retiree medical and employee health care costs were $1.2 million lower. These reductions in operating expenses were offset by higher expenses associated with planned maintenance outages at SJGS of $7.3 million and union labor negotiation expenses of $1.0 million. Operating expenses also increased in 2012 due to higher energy efficiency expenses and renewable expenses of $11.4 million and $1.0 million, which are offset in revenues as discussed above. As discussed in Note 7, PNM recorded a lease abandonment loss of $6.2 million in operating expenses in 2012. In addition, property taxes were higher by $2.2 million as the result of increased plant additions, higher property tax rates, and a settlement with a Native American pueblo.

Operating expenses reflect a regulatory disallowance of $17.5 million recorded in 2011 resulting from PNM's 2010 Electric Rate Case. No regulatory disallowances were recorded in 2012 or in 2010. In 2011, PNM incurred operating expenses of $6.7 million to implement process improvement initiatives related to reducing future costs. In addition, increases in taxes other than income due to additional New Mexico gross receipts tax on prior year billings and other expenses increased operating expenses by $5.0 million in 2011 and reduced operating expenses by $0.4 million in 2012. Lower expense for injuries and damages improved operating expenses in 2011 by $2.9 million.

Depreciation and amortization expense increased in 2012 and 2011 due to additions to utility plant, including PNM-owned solar PV facilities. Depreciation on the PNM-owned solar PV facilities is recovered through a rate rider as discussed above.

For 2012, other income (deductions) was $6.6 million higher, primarily related to improved performance of the NDT of $5.9 million. PNM incurred less impairments of NDT investments in 2012 compared to 2011. In addition, higher equity AFUDC of $3.3 million improved other income, offset by lower interest income on the PVNGS lessor notes of $2.8 million due to lower outstanding balances. In 2011, lower interest income on the PVNGS lessor notes, lower equity portion of AFUDC were partially offset with increased realized gains on the NDT assets. A pre-tax gain of $8.5 million due to settlement of the Republic Savings Bank litigation increased other income in 2010.

Interest expense increased $8.8 million and $1.8 million in 2012 and 2011 due to the issuance of $160.0 million of long-term debt in October 2011. In 2012, the higher interest expense was partially offset by $5.6 million for the debt portion of AFUDC and $0.9 million of interest charges on PNM's investment in renewable resources that are deferred for recovery through the renewable energy rider.

TNMP

The table below summarizes the operating results for TNMP:

	Year Ended December 31,			Change	
	2012	2011	2010	2012/2011	2011/2010
			(In millions)		
Total revenues	$ 250.1	$ 237.9	$ 212.6	$ 12.2	$ 25.3
Cost of energy	46.2	41.2	37.1	5.0	4.1
Margin	203.9	196.7	175.5	7.2	21.2
Operating expenses	87.1	88.2	77.4	(1.1)	10.8
Depreciation and amortization	49.3	44.6	41.7	4.7	2.9
Operating income	67.5	63.8	56.4	3.7	7.4
Other income (deductions)	2.7	1.6	0.8	1.1	0.8
Net interest charges	(28.2)	(29.3)	(31.2)	1.1	1.9
Earnings before income taxes	42.1	36.1	26.0	6.0	10.1
Income (taxes)	(15.4)	(13.9)	(10.0)	(1.5)	(3.9)
Segment earnings	$ 26.7	$ 22.3	$ 16.0	$ 4.4	$ 6.3

The table below summarizes the significant changes to total revenues, cost of energy, and margin:

	2012/2011 Change			2011/2010 Change		
	Total Revenues	Cost of Energy	Margin	Total Revenues	Cost of Energy	Margin
			(In millions)			
Rate increases	$ 1.4	$ —	$ 1.4	$ 8.7	$ —	$ 8.7
Customer usage/load	(2.1)	—	(2.1)	5.5	—	5.5
Transmission cost recovery factor	4.9	5.0	(0.1)	6.8	4.1	2.7
AMS surcharge	6.9	—	6.9	1.6		1.6
1999 rate settlement	1.6	—	1.6	—	—	—
Other	(0.5)	—	(0.5)	2.7	—	2.7
Total increase	$ 12.2	$ 5.0	$ 7.2	$ 25.3	$ 4.1	$ 21.2

The following table shows TNMP operating revenues by retail tariff consumer class, including intersegment revenues, and average number of consumers:

	Year Ended December 31,			Change	
	2012	2011	2010	2012/2011	2011/2010
			(In millions, except customers)		
Residential	$ 103.3	$ 100.3	$ 83.6	$ 3.0	$ 16.7
Commercial	88.3	84.9	77.5	3.4	7.4
Industrial	13.4	13.1	12.3	0.3	0.8
Other	45.1	39.6	39.2	5.5	0.4
	$ 250.1	$ 237.9	$ 212.6	$ 12.2	$ 25.3
Average consumers (thousands) [1]	233.0	231.3	229.4	1.7	1.9

[1] TNMP provides transmission and distribution services to REPs that provide electric service to customers in TNMP's service territories. The number of consumers above represents the customers of these REPs. Under TECA, consumers in Texas have the ability to choose any REP to provide energy. The average consumers reported above include 67,268 and 75,220 consumers of TNMP for 2011 and 2010 that chose First Choice as their REP. These consumers are also included in the First Choice segment.

The following table shows TNMP GWh sales by retail tariff consumers class:

	Year Ended December 31,			Change	
	2012	2011	2010	2012/2011	2011/2010
	(Gigawatt hours)[1]				
Residential	2,714.5	2,862.3	2,699.6	(147.8)	162.7
Commercial	2,353.1	2,361.0	2,260.5	(7.9)	100.5
Industrial	2,727.1	2,578.9	2,241.5	148.2	337.4
Other	103.9	108.7	103.3	(4.8)	5.4
	7,898.6	7,910.9	7,304.9	(12.3)	606.0

(1) The GWh sales reported above include 836.6 and 1,012.8 GWhs for 2011 and 2010 used by consumers of TNMP who have chosen First Choice as their REP. These GWhs are also included below in the First Choice segment.

Implementation of rate increases in late September 2012 and February 2011 increased revenues and margins by $1.4 million in 2012. See Note 17. Higher usage per customer, after adjusting for weather impacts, and growth in the number of consumers in TNMP's service areas were more than offset with milder weather compared to 2011, reducing revenues and margins by $2.1 million. In 2012, TNMP received a $1.6 million settlement related to ERCOT transmission rates charged from the fourth quarter of 1999. Differences between revenues and costs charged by transmission providers are deferred and recovered through a transmission cost recovery factor, resulting in no impact to margin in 2012. On August 11, 2011, TNMP implemented a surcharge for its AMS deployment. The surcharge will recover TNMP's investment in AMS over a 12 year period. The surcharge has a true-up mechanism, which allows TNMP to match revenues collected against the expenses incurred and allows for a return to be earned on its investments. Revenues increased by $6.9 million in 2012 and $1.6 million in 2011, which offset increases in operating expenses and depreciation. Other changes in revenue include an increase for energy efficiency programs, which was more than offset by lower revenues associated with recovery of CTC, Hurricane Ike, and rate case expenses.

In 2011, a rate increase implemented in May 2010 increased revenues and margins by $8.7 million. In addition, weather impacts on customer usage and load, as well as moderate customer growth improved revenues and margins by $5.5 million. In 2011, changes to Texas retail electric rules that allow distribution providers to defer and recover differences between revenues and costs charged by transmission providers improved margins by $2.7 million, reflecting the elimination of the regulatory lag. Higher revenues associated with recovery of the CTC, Hurricane Ike, rate case expenses, and energy efficiency programs were offset with increases in operating expenses.

Increases in vegetation management expenses of $1.7 million, higher energy efficiency program expenses of $0.8 million, higher expenses for injuries and damages of $0.9 million, and $2.6 million higher administrative and general and customer related expenses associated with the AMS deployment increased operating expenses in 2012. As discussed in Note 7, TNMP recorded a lease abandonment loss of $1.2 million in operating expenses in 2012. These increases were offset by lower maintenance expenses of $1.1 million related to extreme drought conditions experienced in 2011 in the Gulf Coast region, lower administrative and general expenses of $1.9 million based on process improvements initiated in 2011, and higher capitalization of administrative and general expenses related to construction projects of $1.3 million, which improved operating expenses in 2012.

In 2011, operating expenses increased due to a regulatory disallowance of $3.9 million, regarding retroactive application of the interest rate used to calculate the return on TNMP's CTC regulatory assets. See Note 17. In 2011, TNMP incurred operating expenses of $1.5 million to implement process improvement initiatives related to reducing future costs. Higher allocation of corporate overhead and incentive compensation and higher street rental and property taxes, and energy efficiency and rate case amortizations also increased operating expenses in 2011.

Deployment of AMS on TNMP's system increased depreciation and amortization by $3.1 million in 2012. In addition, increased investment in plant increased depreciation by $ 1.8 million. In 2011, depreciation and amortization expense increased due to higher transmission plant and the AMS deployment.

An increase in contributions in aid of construction of $0.7 million and a gain on the sale of property of $0.3 million, improved other income in 2012. The refinancing of TNMP's revolving credit facility in 2010 resulted in a write-off of unamortized debt issuances costs that did not recur in 2011.

On September 30, 2011, TNMP replaced its 2009 Term Loan Agreement, at lower interest rates, which reduced interest expense in 2012 and 2011. In addition, an increase in allowance for funds used during construction further reduced interest expense in 2012. In 2010, a TNMP credit facility was amended, which resulted in lower fees and more favorable interest rates in 2011.

First Choice

As discussed in Note 3, PNMR sold First Choice on November 1, 2011. The table below summarizes the operating results for First Choice from January 1, 2011 through October 31, 2011 compared to a full year of operations for 2010:

	Ten Months Ended October 31, 2011	Year Ended December 31, 2010	Change 2011/2010
		(In millions)	
Total revenues	$ 439.5	$ 483.2	$ (43.8)
Cost of energy	323.3	350.5	(27.1)
Margin	116.1	132.7	(16.6)
Operating expenses	76.0	92.1	(16.1)
Depreciation and amortization	1.1	0.9	0.2
Operating income	39.1	39.8	(0.7)
Other income (deductions)	(0.6)	(0.4)	(0.2)
Net interest charges	(0.6)	(1.3)	0.7
Earnings before income taxes	37.9	38.1	(0.2)
Income (taxes)	(13.8)	(14.1)	0.3
Segment earnings	$ 24.1	$ 24.1	$ 0.1

The changes to total revenues, cost of energy, and margin in 2011 compared to 2010 are primarily due to ten months of operations in 2011 compared to twelve months in 2010.

The following table shows First Choice operating revenues by customer class and the actual number of customers:

	Ten Months Ended October 31, 2011	Year Ended December 31, 2010	Change 2011/2010
		(In millions, except customers)	
Residential	$ 260.2	$ 305.8	$ (45.6)
Commercial	166.5	159.8	6.7
Other	12.8	17.6	(4.9)
	$ 439.5	$ 483.2	$ (43.8)
Actual customers (thousands) [1,2]	221.1	214.2	6.9

(1) See note above in the TNMP segment discussion about the impact of TECA.
(2) Due to the competitive nature of First Choice's business, actual customer count at the end of the period is a more representative business indicator than average customers.

The following table shows First Choice GWh electric sales by customer class:

	Ten Months Ended October 31, 2011	Year Ended December 31, 2010	Change 2011/2010
		(Gigawatt hours[1])	
Residential	2,006.4	2,267.8	(261.4)
Commercial	1,538.2	1,363.8	174.4
	3,544.6	3,631.6	(87.0)

(1) See note above in the TNMP segment discussion about the impact of TECA.

Total revenues decreased in 2011, primarily due to the ten months of operations in 2011 versus twelve months in 2010. Prior to the sale, total revenues increased in 2011 compared to the same period in 2010 due to favorable weather and an increase in both MWh sales and number of customers, which were partially offset by a decrease in the average revenue rates. First Choice incurred significantly higher purchased power costs per MWh due to extreme summer temperatures in 2011. These higher energy costs more than offset the increase in revenues. First Choice managed its exposure to fluctuations in market energy prices by matching sales contracts with supply instruments designed to preserve targeted margins. Accordingly, First Choice had forward contracts for the purchase of energy to cover the future load requirements for most of its fixed price sales contracts. Changes in the fair value of supply contracts that were not designated or were not eligible for hedge or normal purchase or sales accounting were marked to market through current period earnings as required by GAAP. During 2010, market energy prices decreased significantly, which resulted in GAAP losses on certain of First Choice's forward supply contracts. During 2011, market energy prices increased, which resulted in unrealized mark-to-market gains on certain of First Choice's forward supply contracts. First Choice was not required to mark the related fixed price sales contracts to market, which would likely offset the supply contracts. Gains on unrealized economic hedges increased segment earnings by $4.9 million in 2011 compared with losses of $22.4 million in 2010.

The allowance for uncollectible accounts and related bad debt expense was based on collections and write-off experience. Bad debt expense decreased $16.2 million in 2010 due to lower customer departures, lower default rates, and an increase in commercial customers. In 2011, bad debt expense decreased by $4.6 million, primarily due to the ten months of operations in 2011 versus twelve months in 2010. Initiatives to reduce bad debts included efforts to reduce the default rate experienced for customers switching to another REP and increased focus on identifying new customer prospects that are more likely to demonstrate desired payment behavior. First Choice focused its marketing efforts on commercial customers and customers with established payment patterns, increased the required credit score, and expanded advance deposits requirements.

Total operating expenses decreased in 2011, primarily due to the ten months of operations in 2011 versus twelve months in 2010. Prior to the sale, operating expenses in 2011 increased compared to the same period in 2010 due to increases in marketing and operational costs which were partially offset by a decrease in incentive compensation expense. In 2011 and 2010, interest expense decreased primarily due to lower short-term debt.

Corporate and Other

The table below summarizes the operating results for Corporate and Other:

	Year Ended December 31,			Change	
	2012	2011	2010	2012/2011	2011/2010
			(In millions)		
Total revenues	$ —	$ (34.0)	$ (39.4)	$ 34.0	$ 5.4
Cost of energy	—	(33.8)	(39.1)	33.8	5.3
Margin	—	(0.2)	(0.3)	0.2	0.2
Operating expenses	(17.9)	(9.7)	(12.3)	(8.2)	2.6
Depreciation and amortization	17.5	16.5	16.8	1.0	(0.3)
Operating income (loss)	0.3	(7.0)	(4.9)	7.3	(2.2)
Gain on sale of First Choice	1.0	174.9	—	(173.9)	174.9
Optim Energy loss and impairment	—	—	(203.4)	—	203.4
Other income (deductions)	(8.1)	(15.8)	(6.0)	7.7	(9.8)
Net interest charges	(16.6)	(19.6)	(20.5)	3.0	0.9
Earnings (loss) before income taxes	(23.4)	132.5	(234.8)	(155.9)	367.3
Income (taxes) benefit	11.2	(56.5)	92.8	67.7	(149.3)
Segment earnings (loss)	$ (12.2)	$ 76.0	$ (142.0)	$ (88.2)	$ 218.1

The Corporate and Other segment includes consolidation eliminations of revenues and cost of energy between business segments, primarily related to TNMP's sale of transmission services to First Choice prior to November 1, 2011, when PNMR sold First Choice. Accordingly, there was no elimination of intersegment revenue in 2012.

Operating expenses decreased in 2012 and increased in 2011 primarily due to legal and consulting expenses of $4.6 million incurred in 2011 related to assessment of strategic alternatives for PNMR's competitive businesses. Other changes in operating expenses are offset as a result of allocation of depreciation and amortization and items within other income (deductions) to other business segments.

Depreciation expense increased in 2012 due to accelerated amortization of leasehold improvements for part of its corporate headquarters that was abandoned during 2012. This increase was partially offset by lower depreciation on software applications compared to 2011. Changes in depreciation and amortization are offset in operating expenses as a result of allocation of these costs to other business segments. PNM and TNMP defer their allocations of the accelerated amortization of leasehold improvements as regulatory assets to be recovered through rates.

Corporate and Other results include the gain on the sale of First Choice. Results of operations of First Choice are discussed above. The sale of First Choice is discussed in Note 3.

Corporate and Other results also include losses associated with Optim Energy. Further information regarding Optim Energy is shown below. The 2010 loss due to the impairment of PNMR's investment in Optim Energy, which is discussed above and in Note 21, is also reflected in the Corporate and Other segment.

Other income and deductions decreased in 2011 and increased in 2012 primarily due to a $9.2 million loss on the repurchase of $50.0 million of PNMR's 9.25% senior unsecured notes in November 2011 (Note 6). This was offset by lower performance on other investments. Net interest charges decreased in 2012 and 2011, primarily due to the re-acquisition.

In 2010 and 2012, income tax benefit was reduced by $2.6 million and $0.7 million due to the impairment of New Mexico wind energy production tax credit carry forwards. These credits were not expected to be utilized prior to their expiration due to the Company's net operating loss position. On January 3, 2013, the American Taxpayer Relief Act of 2012, which extended fifty percent bonus depreciation, was signed into law. Due to provisions in the act, taxes payable to the state of New Mexico for 2013 will be reduced and PNMR anticipates that it will be required to impair an additional $1.5 million of New Mexico wind energy production tax credits in the first quarter of 2013.

Optim Energy

As described above and in Note 21, PNMR reduced its investment in Optim Energy to zero at December 31, 2010 due to the determination that the investment was fully impaired, resulting in a pre-tax impairment loss of $188.2 million ($113.7 million after-tax). In accordance with GAAP, PNMR did not record income or losses associated with its investment in Optim Energy in 2011 as PNMR had no contractual requirement or agreement to provide Optim Energy with additional financial resources. Accordingly, Optim Energy had no impact on PNMR's 2011 balance sheet, statement of earnings, and statement of cash flows. Summarized financial information for Optim Energy is not presented. PNMR entered into agreements on September 23, 2011 that reduced PNMR's ownership in Optim Energy from 50% to 1%. On January 4, 2012, ECJV exercised its option to acquire PNMR's remaining 1% ownership interest in Optim Energy at fair market value, which was determined to be zero. PNMR accounted for its investment in Optim Energy using the equity method of accounting until September 23, 2011 and used the cost method thereafter.

In 2010, Optim Energy's strategy and near-term focus was on utilizing cash flow from operations to reduce debt and optimizing its generation assets as a stand-alone independent power producer. Optim Energy's results of operations were primarily determined by the prices at which its power was sold and its fuel to generate power, principally natural gas, was procured. Power prices in the ERCOT market are directly correlated to natural gas prices. The markets for power and natural gas were depressed in 2010. Optim Energy had net earnings (loss) of $(25.1) million for the year ended December 31, 2010. PNMR recognized net earnings (loss) from Optim Energy of $(15.2) million for the year ended December 31, 2010. Such amounts include amortization of a basis difference between PNMR's recorded investment in Optim Energy and 50 percent of Optim Energy's equity.

LIQUIDITY AND CAPITAL RESOURCES

Statements of Cash Flows

The information concerning PNMR's cash flows is summarized as follows:

	Year Ended December 31,			Change	
	2012	2011	2010	2012/2011	2011/2010
			(In millions)		
Net cash flows from:					
Operating activities	$ 281.3	$ 292.2	$ 287.4	$ (10.9)	$ 4.8
Investing activities	(285.9)	19.8	(275.9)	(305.7)	295.7
Financing activities	(1.6)	(312.3)	(10.7)	310.7	(301.6)
Net change in cash and cash equivalents	$ (6.1)	$ (0.3)	$ 0.8	$ (5.9)	$ (1.1)

The changes in PNMR's cash flows from operating activities relate primarily to improved results of operations at PNM and TNMP, primarily due to rate increases, as well as PNM's receipt of $21.6 million for governmental grants related to renewable energy initiatives in 2012 compared to $2.1 million in 2011. Increases were mostly offset by gains related to the sale of First Choice of $1.0 million in 2012 compared to $174.9 million in 2011. Contributions to the PNM and TNMP pension and other postretirement benefit plans of $89.2 million in 2012 compared to $48.3 million in 2011 and income taxes paid of $5.3 million in 2012 compared to refunds of $5.5 million in 2011 and $99.3 million in 2010 also offset the increases.

The changes in PNMR's cash flows from investing activities relate primarily to proceeds from the sale of First Choice of $4.0 in 2012 compared to $329.3 million offset by related transaction costs of $10.9 million in 2011. Utility plant additions decreased $18.0 million in 2012 and increased $45.4 million in 2011. At PNM, total utility plant additions in 2012 decreased by $54.5 million and increased by $45.4 million in 2011. PNM's 2011 additions included $59.2 million related to solar projects, which were completed by the end of 2011. TNMP utility plant additions increased $25.6 million in 2012 compared to 2011, including increases of $12.9 million in distribution projects, $13.8 million in transmission projects, and a decrease of $2.8 million related to the deployment of advanced meters. Plant additions at the Corporate and Other segment also increased $13.4 million in 2012 primarily related to improvements to the Company's corporate headquarters building. Construction expenditures were funded primarily through cash flows from operating activities and short-term borrowings. In addition, PNMR made equity contributions of $20.3 million to Optim Energy in 2010.

The changes in cash flows from financing activities relate primarily to the use of proceeds from the sale of First Choice in 2011 to purchase PNMR common stock for $125.7 million, PNMR's convertible preferred stock, Series A, for $73.5 million, and long-term debt for $58.5 million. In 2012, PNMR obtained $100.0 million in new short-term borrowings, and used the proceeds to repay borrowings under the PNMR Revolving Credit Facility. In 2012, PNM refinanced $20.0 million of PCRBs. In 2011, PNM obtained $160.0 million in new long-term borrowings, using the proceeds to reduce short-term borrowings. Also in 2011, TNMP replaced $50.0 million in long-term debt with a new term loan agreement for $50.0 million. In addition, payments received on PVNGS firm-sales contract arrangements were $2.6 million in 2011 compared to $30.5 million in 2010 as those contract expired at December 31, 2010. In 2010, PNM refinanced the $403.8 million of PCRBs.

Financing Activities

See Note 6, for additional information concerning the Company's financing activities. In May 2012, PNM received NMPRC approval to participate in the refunding of $20.0 million of PCRBs. PNM also received NMPRC authority to exercise the two one-year extension options under the PNM Revolving Credit Facility. The PNMR Revolving Credit Facility also provides for two one-year extension options although NMPRC authority to exercise them is not required. In October 2012, the first of the one-year extension options for the PNMR Revolving Credit Facility and the PNM Revolving Credit Facility were exercised extending the expiration of both facilities to October 31, 2017.

In September 2012, PNM participated in the issuance of $20.0 million of new PCRBs by the City of Farmington, New Mexico, which bear interest at 2.54% and mature September 1, 2042 with a mandatory tender on June 1, 2017. The new PCBRs refunded a $20.0 million series of PCRBs, which bore interest at 5.15% and matured in 2037, that were redeemed at par and retired.

Capital Requirements

Total capital requirements consist of construction expenditures and cash dividend requirements for PNMR common stock and PNM preferred stock. Key activities in PNMR's current construction program include:

- Upgrading generation resources, including those for renewable energy
- Expanding the electric transmission and distribution systems
- Purchasing nuclear fuel

Projected capital requirements for 2013-2017 are:

	2013	2014-2017	Total
		(In millions)	
Construction expenditures	$ 372.8	$ 1,409.1	$ 1,781.9
Dividends on PNMR common stock	52.6	210.3	262.9
Dividends on PNM preferred stock	0.5	2.1	2.6
Total capital requirements	$425.9	$1,621.5	$2,047.4

The construction expenditure estimates are under continuing review and subject to ongoing adjustment, as well as to Board review and approval. The construction expenditures above include additional renewable resources anticipated to be required to meet the RPS, additional peaking resources needed to meet needs outlined in PNM's current IRP, and environmental upgrades at Four Corners of $71.9 million estimated to be expended through 2017. The construction expenditures above do not include any amounts related to environmental upgrades at SJGS that ultimately may be required by EPA to address regional haze or expenditures that could be required to replace capacity should environmental control at SJGS involve shutdown of one or more SJGS units. See Note 16 and Commitments and Contractual Obligations below. The ability of PNMR to pay dividends on its common stock is dependent upon the ability of PNM and TNMP to be able to pay dividends to PNMR. Note 5 describes regulatory and contractual restrictions on the payment of dividends by PNM and TNMP.

During the year ended December 31, 2012, PNMR met its capital requirements and construction expenditures through cash generated from operations, as well as its liquidity arrangements.

In addition to the capital requirements for construction expenditures and dividends, the Company has long-term debt that must be paid or refinanced at maturity. Note 6 contains information about the maturities on long-term debt. The Company has from time to time refinanced or repurchased portions of its outstanding debt before scheduled maturity. Depending on market conditions, the Company may refinance other debt issuances or make additional debt repurchases in the future.

Liquidity

PNMR's liquidity arrangements include the PNMR Revolving Credit Facility and the PNM Revolving Credit Facility that both expire in October 2017 and the TNMP Revolving Credit Facility that expires in December 2015. On October 31, 2011, PNMR entered into the PNMR Revolving Credit Facility, which has a financing capacity of $300.0 million, and PNM entered into the PNM Revolving Credit Facility, which has a financing capacity of $400.0 million. The new credit facilities replaced existing facilities. The terms and conditions of the new facilities are substantially similar to the prior facilities and the Company believes the terms and conditions are consistent with those of other investment grade revolving credit facilities in the utility industry. On December 14, 2012, PNMR entered into the PNMR Term Loan Agreement. On December 27, 2012, PNMR borrowed $100.0 million under the PNMR Term Loan Agreement and used the funds to repay $100.0 million in borrowings made under the PNMR Revolving Credit Facility. Each of these facilities contains one financial covenant that requires the maintenance of debt-to-capital ratios of less than or equal to 65%. These ratios reflect the present value of payments under the PVNGS and EIP leases as debt.

The revolving credit facilities provide short-term borrowing capacity and also allow letters of credit to be issued. Letters of credit reduce the available capacity under the facilities. The Company utilizes these credit facilities and cash flows from operations to provide funds for both construction and operational expenditures. The Company's business is seasonal with more revenues and cash flows from operations being generated in the summer months. In general, the Company relies on the credit facilities to be the initial funding source for construction expenditures. Accordingly, borrowings under the facilities increase over time. Depending on market and other conditions, the Company will periodically sell long-term debt and use the proceeds to reduce the borrowings under the credit facilities. Short-term borrowings at PNMR ranged from $14.0 million to $141.0 million during the year ended December 31, 2012 and from $101.0 million to $129.0 million during the three months ended December 31, 2012. PNM short-term borrowings ranged from zero to $168.0 million during the year ended December 31, 2012 and from zero to $35.0 million during the three months ended December 31, 2012. PNMR short-term borrowings ranged from zero to $106.0 million during the year ended December 31, 2011. PNM short-term borrowings ranged from zero to $298.0 million during the year ended

December 31, 2011. There were no borrowings under the TNMP Revolving Credit Facility during 2012 and 2011. At December 31, 2012, average interest rates were 1.96% for the PNMR Revolving Credit Facility, 1.335% for the PNMR Term Loan Agreement, and 1.71% for the PNM Revolving Credit Facility.

The Company currently believes that its capital requirements can be met through internal cash generation, existing credit arrangements, and access to public and private capital markets. To cover the difference in the amounts and timing of internal cash generation and cash requirements, the Company intends to use short-term borrowings under its current and future liquidity arrangements. However, if difficult market conditions experienced during the recent recession return, the Company may not be able to access the capital markets or renew credit facilities when they expire. Should that occur, the Company would seek to improve cash flows by reducing capital expenditures and exploring other available alternatives. Also, PNM may consider seeking authorization for the issuance of first mortgage bonds to improve access to the capital markets.

In addition to its internal cash generation, the Company anticipates that it will be necessary to obtain additional long-term financing to fund its capital requirements during the 2013-2017 period. This could include debt refinancing, new debt issuances, and/or new equity.

The Company's ability to access the credit and capital markets at a reasonable cost is largely dependent upon its:

- Ability to earn a fair return on equity
- Results of operations
- Ability to obtain required regulatory approvals
- Conditions in the financial markets
- Credit ratings

On April 13, 2012, S&P raised the corporate credit rating for PNMR as well as the senior debt ratings for PNMR and TNMP and the preferred stock rating for PNM. S&P changed the outlook to stable for all entities. As of February 22, 2013, ratings on the Company's debt securities were as follows:

	PNMR	PNM	TNMP
S&P			
Senior secured	*	*	BBB+
Senior unsecured	BB+	BBB-	*
Preferred stock	*	BB	*
Moody's			
Senior secured	*	*	A3
Senior unsecured	Ba1	Baa3	*
Preferred stock	*	Ba2	*

* Not applicable

Investors are cautioned that a security rating is not a recommendation to buy, sell or hold securities, that it is subject to revision or withdrawal at any time by the assigning rating organization, and that each rating should be evaluated independently of any other rating.

A summary of liquidity arrangements, which do not include the PNMR Term Loan Agreement, as of February 22, 2013 is as follows:

	PNMR Separate	PNM Separate	TNMP Separate	PNMR Consolidated
		(In millions)		
Financing capacity - revolving credit facility	$ 300.0	$ 400.0	$ 75.0	$ 775.0
Amounts outstanding as of February 22, 2013:				
Revolving credit facility	24.2	107.7	25.0	156.9
Letters of credit	11.3	3.5	0.3	15.1
Total short term-debt and letters of credit	35.5	111.2	25.3	172.0
Remaining availability as of February 22, 2013	$ 264.5	$ 288.8	$ 49.7	$ 603.0
Invested cash as of February 22, 2013	$ 2.8	$ —	$ —	$ 2.8

The above table excludes intercompany debt. The remaining availability under the revolving credit facilities at any point in time varies based on a number of factors, including the timing of collections of accounts receivables and payments for construction and operating expenditures.

For offerings of securities registered with the SEC, PNMR has a shelf registration statement expiring in March 2014. This shelf registration statement has unlimited availability and can be amended to include additional securities, subject to certain restrictions and limitations. PNMR can also offer new shares of common stock through the PNM Resources Direct Plan under a separate SEC shelf registration statement that expires in August 2015. PNM has a shelf registration statement for up to $440.0 million of senior unsecured notes that will expire in May 2014.

Off-Balance Sheet Arrangements

PNMR's off-balance sheet arrangements include PNM's operating lease obligations for PVNGS Units 1 and 2, the EIP transmission line, and Delta.

In 1985 and 1986, PNM consummated sale and leaseback transactions for its interest in PVNGS Units 1 and 2. The original purpose of the sale-leaseback financing was to lower revenue requirements and to levelize the ratemaking impact of PVNGS being placed in-service. The lease payments reflected lower capital costs as the equity investors were able to capitalize the investment with greater leverage than PNM and because the sale transferred tax benefits that PNM could not fully utilize. Under traditional ratemaking, the capital costs of ownership of a major rate base addition, such as a nuclear plant, are front-end loaded. The revenue requirements are high in the initial years and decline over the life of the plant as depreciation occurs. By contrast, the lease payments are level over the lease term. The leases, which expire in 2015 and 2016, contain options to renew the leases at a fixed price or to purchase the property for fair market value. See discussion below and Note 7 regarding the status of these alternatives.

Additionally, in 1996, PNM entered into a PPA for the rights to all the output of the Delta generating plant through June 2020. The PPA is accounted for as an operating lease. The gas turbine generating unit is operated by Delta, which is a variable interest entity. The plant is mainly used to meet peak load requirements. See Note 9 for additional information about the Delta operating lease, including the potential purchase of Delta.

For reasons similar to the PVNGS sale and leaseback transactions, PNM built the EIP Transmission Line and sold it in sale and leaseback transactions in 1985. The EIP line is a 216 mile, 345 kilovolt line with a capacity of 200 MW. PNM currently owns 60% and operates the other 40% of the EIP line under the terms of a lease agreement. The lease expires in 2015 with fixed-rate and fair market value renewal options and a fair market value purchase option. PNM has agreed to exercise its option to purchase the leased assets at expiration of the lease at fair market value of $7.7 million. See Note 16.

The future lease payments shown below for the PVNGS and EIP leases have been reduced by amounts that will be returned to PNM through its ownership in related lessor notes.

	PVNGS Units 1&2	EIP	Delta	Total
		(In thousands)		
2013	$ 27,427	$ —	$ 5,956	$ 33,383
2014	32,236	4,267	5,956	42,459
2015	17,082	—	5,956	23,038
2016	3,270	—	5,956	9,226
2017	—	—	5,956	5,956
Thereafter	—	—	15,385	15,385
Total	$ 80,015	$ 4,267	$ 45,165	$ 129,447

The above table includes payments under the PVNGS leases through their existing expiration. As discussed in Note 7, PNM gave notice to the lessors under the PVNGS Unit 1 leases in 2013 that PNM would renew the leases. The renewal payments under the PVNGS Unit 1 leases are $16.5 million, which are not included above. The renewal period is yet to be determined, but will be between two and eight years. See Sources of Power in Part I, Item 1, Investments in Note 1, and Note 7 for additional information.

Commitments and Contractual Obligations

The following table sets forth PNMR's long-term contractual obligations as of December 31, 2012. See Note 7 for further details about the Company's significant leases:

Contractual Obligations	Payments Due				
	2013	2014-2015	2016-2017	2018 and Thereafter	Total
			(In thousands)		
Long-term debt (a)	$ 2,530	$ 231,892	$ 57,000	$ 1,385,070	$ 1,676,492
Interest on long-term debt (b)	116,377	227,180	198,033	606,679	1,148,269
Operating leases (c)	44,040	83,525	28,309	94,883	250,757
Transmission reservation payments	13,443	14,859	11,276	19,667	59,245
Coal contracts (d)	61,809	125,687	101,853	—	289,349
Coal mine decommissioning (e)	3,907	1,327	2,928	72,983	81,145
Nuclear decommissioning funding requirements (f)	2,600	5,200	5,200	60,812	73,812
Outsourcing	5,573	7,771	3,629	—	16,973
Pension and retiree medical (g)	64,542	35,719	8,274	—	108,535
Construction expenditures (h)	372,807	827,969	581,114	—	1,781,890
Total (i)	$ 687,628	$ 1,561,129	$ 997,616	$ 2,240,094	$ 5,486,467

(a) Represents total long-term debt excluding unamortized discounts of $4.2 million.
(b) Represents interest payments during the period.
(c) The operating lease amounts include amounts due to Delta. The amounts include payments under the PVNGS leases through their existing expiration. As discussed in Note 7, PNM gave notice to the lessors under the PVNGS Unit 1 leases in 2013 that PNM would renew the leases. The renewal payments under the PVNGS Unit 1 leases are $16.5 million, which are not included in the above table. The renewal period is yet to be determined, but will be between two and eight years. The amounts in the above table are net of amounts to be returned to PNM as payments on its investments in related PVNGS lessor notes. See Investments in Note 1 and Note 7. See Note 9 for additional information about the Delta operating lease, including the potential purchase of Delta.
(d) Represents only certain minimum payments that may be required under the coal contracts if no deliveries are made.
(e) Includes funding of the trust established for post-term reclamation related to the mines serving SJGS. See Note 16.
(f) These obligations represent funding based on the current rate of return on investments.
(g) The Company only forecasts funding for its pension and retiree medical plans for the next five years.
(h) Represents forecasted construction expenditures, including nuclear fuel, under which substantial commitments have been made. See Note 14. The Company only forecasts capital expenditures for the next five years. The construction expenditures include the purchase of the leased portion of the EIP at the expiration of the lease. See Capital Requirements above and Note 16.
(i) PNMR is unable to reasonably estimate the timing of liability and interest payments for uncertain income tax positions in individual years due to uncertainties in the timing of the effective settlement of tax positions. Therefore, PNMR's liability of $19.2 million and interest payable of $1.1 million are not reflected in this table. Amounts PNM is obligated to pay Valencia are not included above since Valencia is consolidated by PNM in accordance with GAAP. See Note 9. No amounts are included above for the New Mexico Wind Energy PPA since there are no minimum payments required under that agreement.

Contingent Provisions of Certain Obligations

PNMR, PNM, and TNMP have a number of debt obligations and other contractual commitments that contain contingent provisions. Some of these, if triggered, could affect the liquidity of the Company. In the unlikely event that the contingent requirements were to be triggered, PNMR, PNM, or TNMP could be required to provide security, immediately pay outstanding obligations, or be prevented from drawing on unused capacity under certain credit agreements. The most significant consequences resulting from these contingent requirements are detailed in the discussion below.

The PNMR Revolving Credit Facility, PNM Revolving Credit Facility, and TNMP Revolving Credit Facility, contain "ratings triggers," for pricing purposes only. If PNMR, PNM, or TNMP is downgraded or upgraded by the ratings agencies, the result would be an increase or decrease in interest cost. In addition, the revolving credit facilities, as well as the PNMR Term Loan Agreement and TNMP 2011 Term Loan, each contain a covenant requiring the maintenance of debt-to-capital ratios of less than 65%. In the calculation of debt for PNMR and PNM, the present value of payments under the PVNGS and EIP leases are considered debt. If that ratio were to exceed 65%, the entity could be required to repay all borrowings under its facility, be prevented from borrowing on the unused capacity under the facility, and be required to provide collateral for all outstanding letters of credit issued under the facility.

If a contingent requirement were to be triggered under the PNM Revolving Credit Facility resulting in an acceleration of the repayment of outstanding loans under the PNM Revolving Credit Facility, a cross-default provision in the PVNGS leases could occur if the accelerated amount is not paid. If a cross-default provision is triggered, the PVNGS lessors have the ability to accelerate their rights under the leases, including acceleration of all future lease payments. The PNMR Term Loan Agreement also includes a cross-default provision.

PNM's standard purchase agreement for the procurement of gas for its fuel needs contains a contingent requirement that could require PNM to provide collateral for its gas purchase obligations if the seller were to reasonably believe that PNM was unable to fulfill its payment obligations under the agreement.

The master agreement for the sale of electricity in the WSPP contains a contingent requirement that could require PNM to provide collateral if the credit ratings on its debt falls below investment grade. The WSPP agreement also contains a contingent requirement, commonly called a material adverse change provision, which could require PNM to provide collateral if a material adverse change in its financial condition or operations were to occur. Additionally, PNM utilizes standard derivative contracts to financially hedge and trade energy. These agreements contain contingent requirements that require PNM to provide security if the credit rating on its debt falls below investment grade.

No conditions have occurred that would result in any of the above contingent provisions being implemented.

Capital Structure

The capitalization tables below include the current maturities of long-term debt, but do not include short-term debt and do not include operating lease obligations as debt.

	December 31,	
PNMR	**2012**	**2011**
PNMR common equity	48.9%	48.3%
Preferred stock of subsidiary	0.3%	0.3%
Long-term debt	50.8%	51.4%
Total capitalization	100.0%	100.0%
PNM		
PNM common equity	50.5%	49.7%
Preferred stock	0.5%	0.5%
Long-term debt	49.0%	49.8%
Total capitalization	100.0%	100.0%
TNMP		
Common equity	59.8%	59.8%
Long-term debt	40.2%	40.2%
Total capitalization	100.0%	100.0%

OTHER ISSUES FACING THE COMPANY

Climate Change Issues

Background

In 2012, PNM's generating plants emitted approximately 6.7 million metric tons of CO_2, which comprises the vast majority of its GHG. By comparison, the total GHG in the United States in 2010, the latest year for which EPA has published this data, were approximately 6.8 billion metric tons, of which approximately 5.7 billion metric tons were CO_2. According to EPA data, electricity generation accounted for approximately 2.3 billion metric tons, or 40%, of the CO_2 emissions.

PNM has several programs underway to reduce GHG from its generating plants, thereby reducing its exposure to climate change regulation. See Note 17. In 2011, PNM completed construction of 22 MW of utility-scale solar generation located at five sites on PNM's system throughout New Mexico. In 2013, PNM will be expanding its renewable energy portfolio by constructing 21.5 MW of utility-scale solar generation that will be on-line by the end of the year and has signed a 20 year PPA for the output of a 10 MW geothermal facility to be in service by January 1, 2014. Additionally, PNM has a customer distributed solar generation program that is expected to grow distributed solar from almost 20 MW installed at the end of 2012 to over 44 MW by the end of 2014. Once fully subscribed, the distributed solar programs will reduce PNM's production from fossil-fueled electricity generation by 116 GWh per year. PNM offers its customers a comprehensive portfolio of energy efficiency and load management programs, with a 2012 budget of over $17 million, that PNM estimates saved approximately 71 GWh of electricity in 2012. Over the next 18 years, PNM projects the expanded energy efficiency and load management programs will provide the equivalent of approximately 12,185 GWh of electricity, which will avoid at least 6.1 million metric tons of CO_2 based upon projected emissions from PNM's system-wide portfolio with and without these programs. These estimates are subject to change given that it is difficult to accurately estimate avoidance because of the high uncertainty of many of the underlying variables and complex interrelationships between those variables, including changes in demand for electricity.

Management periodically updates the Board on implementation of corporate environmental policy and the Company's environmental management systems, promotion of energy efficiency, and use of renewable resources. The Board is also advised of the Company's practices and procedures to assess the sustainability impacts of operations on the environment. The Board regularly considers associated issues around climate change, the Company's GHG exposures, and potential financial consequences that might result from potential federal and/or state regulation of GHG.

Approximately 81.8% of PNM's owned and leased generating capacity at December 31, 2012 consisted of coal or gas-fired generation that produces GHG, all of which is located within the United States. The Company does not anticipate any direct impact from any near-term international accords. Based on current forecasts, the Company does not expect its output of GHG from existing sources to increase significantly in the near-term. Many factors affect the amount of GHG, including plant performance. For example, if PVNGS experienced prolonged outages, PNM might be required to utilize other power supply resources such as gas-fired generation, which could increase GHG. If new natural gas-fired generation resources are added to meet increased load as anticipated in PNM's current IRP, GHG would be incrementally increased. As described in Note 16, on February 15, 2013, PNM, NMED, and EPA agreed to pursue a strategy to address the regional haze requirements of the CAA at the coal-fired SJGS, which would include the shutdown of SJGS Units 2 and 3. If implemented, shutdown of those units would reduce PNM's GHG. That agreement also contemplates that gas-fired generation would be built to partially replace the retired capacity. Although replacement power strategies have not been finalized, the reduction in GHG from the retirement of coal-fired generation would be greater than the increase in GHG from replacement with gas-fired generation.

Because of PNM's dependence on fossil-fueled generation, any legislation that imposes a limit or cost on GHG will impact the cost at which electricity is produced. While PNM expects to be entitled to recover that cost through rates, the timing and outcome of proceedings for cost recovery is uncertain. In addition, to the extent that any additional costs are recovered through rates, customers may reduce their demand, relocate facilities to other areas with lower energy costs, or take other actions that ultimately will adversely impact PNM.

Given the geographic location of its facilities and customers, PNM generally has not been exposed to the extreme weather events and other physical impacts commonly attributed to climate change, with the possible exception of periodic drought conditions. Climate changes are generally not expected to have material consequences in the near-term. Drought conditions in northwestern New Mexico could impact the availability of water for cooling coal-fired generating plants. Water shortage sharing agreements have been in place since 2004, although no shortage has been declared due to sufficient precipitation in the San Juan River basin. PNM also has a supplemental water contract in place with the Jicarilla Tribe to help address any water shortages from primary sources. The contract expires on December 31, 2016. TNMP has operations in the Gulf Coast area of Texas, which experiences periodic hurricanes and drought conditions. In addition to potentially causing physical damage to TNMP owned facilities, which disrupt the ability to transmit and/or distribute energy, hurricanes can temporarily reduce customers' usage and demand for energy.

EPA Regulation

In April 2007, the United States Supreme Court held that EPA has the authority to regulate GHG under the CAA. This decision heightened the importance of this issue for the energy industry. In December 2009, EPA released its endangerment finding stating that the atmospheric concentrations of six key greenhouse gases (CO_2, methane, nitrous oxides, hydrofluorocarbons, perfluorocarbons, and sulfur hexafluoride) endanger the public health and welfare of current and future generations. In May 2010, EPA released the final PSD and Title V Greenhouse Gas Tailoring Rule (the "Tailoring Rule") to address GHG from stationary sources under the CAA permitting programs. The purpose of the rule is to “tailor” the applicability of two programs, PSD and

Title V operating permit programs, to avoid impacting millions of small GHG emitters. The rule focuses on the largest sources of GHG, including fossil-fueled electric generating units. This program currently covers new construction projects that emit GHG of at least 100,000 tons per year (even if PSD is not triggered for other pollutants). In addition, modifications at existing facilities that increase GHG by at least 75,000 tons per year will be subject to PSD permitting requirements, even if they do not significantly increase emissions of any other pollutant. EPA had indicated in its original Tailoring Rule that it might extend PSD regulation to smaller emission sources. However, on July 3, 2012, EPA finalized the third phase of the rule by keeping the permitting thresholds where they are. All of PNM's fossil-fueled generating plants are potentially subject to the Tailoring Rule because of the magnitude of non-GHG, but the existing plants do not have any currently planned projects that would trigger PSD permitting for GHG. Any newly constructed power plant would likely be subject to the Tailoring Rule.

On June 26, 2012, the D.C. Circuit rejected challenges to EPA's 2009 GHG endangerment finding, GHG emission standards for light-duty vehicles, PSD Interpretive Memorandum (EPA's so-called GHG "Timing Rule"), and Tailoring Rule. The Court found that EPA's endangerment finding and its light-duty vehicle rule "are neither arbitrary nor capricious," that "EPA's interpretation of the governing CAA provisions is unambiguously correct," and that "no petitioner has standing to challenge the Timing and Tailoring Rules."

On March 27, 2012, EPA issued its proposed carbon pollution standards for the emission of GHG from new fossil-fueled electric generating units ("EGUs"). The proposed NSPS sets a limit of 1,000 lb CO_2/MWh and covers newly constructed fossil-fueled EGUs that are larger than 25 MW. The proposed limit is based on the performance of natural gas combined cycle technology. Therefore, coal-fired power plants would likely only be able to comply with the standard by using carbon capture and sequestration technology. The proposed rule includes an exemption for simple cycle EGUs. However, during the comment period, EPA solicited comments on whether to drop the exemption and instead exempt any fossil-fueled EGU that limits electric generation to one-third of its annual generating capacity. The proposed rule, as written, does not include limits that apply to existing power plants, or proposed plants that already have a complete preconstruction permit and commence construction within 12 months of the issuance of the proposed rule. The proposal is the first NSPS issued for CO_2, and although it is limited to new sources, it has potential far-reaching implications for the utility industry. When finalized, the standard could serve as the floor for BACT analysis for PSD permitting for new GHG sources under the Tailoring Rule. The proposed rule was published in the Federal Register on April 13, 2012. EPA accepted comment on the proposed rule through June 25, 2012.

Completion of the proposed NSPS for new EGUs is a prerequisite for EPA to promulgate GHG standards for existing sources. An EPA proposal to establish a GHG NSPS for existing sources is expected sometime in 2013. In setting the standards, EPA has historically used technology-based performance standards on emission rates, but currently there are no GHG control technologies in existence that can provide a basis for an existing source NSPS.

EPA regulation of GHG from large stationary sources will impact PNM's operations due to its reliance on fossil-fueled electric generation. The impact to PNM is unknown because the regulatory requirements, including BACT implications and NSPS requirements, are still developing. Impacts could involve investments in efficiency improvements and/or control technologies at the fossil-fueled generating plants. Currently, there are no commercially viable GHG control technologies although such technologies may become viable in the future. It is also possible that the costs of such improvements or technologies could impact the economic viability of some plants.

Federal Legislation

Prospects for enactment of legislation imposing a new or enhanced regulatory program to address climate change in the new Congress are unlikely in 2013, although there is growing interest among some policymakers in addressing climate change and there may be legislation in the future. Instead, EPA is the primary venue for GHG regulation in the near future, especially for coal-fired units. PNM has assessed, and continues to assess, the impacts of potential climate change legislation or regulation on its business. This assessment is preliminary, and future changes arising out of the legislative or regulatory process could impact the assessment significantly. PNM's assessment includes assumptions regarding the specific GHG limits, the timing of implementation of these limits, the level of emissions allowances allocated and the level that must be purchased, the development of technologies for renewable energy and to reduce emissions, the cost of emissions allowances, the degree to which offsets may be used for compliance, and provisions for cost containment. Moreover, the assessment assumes various market reactions such as with respect to the price of coal and gas and regional plant economics. These assumptions, at best, are preliminary and speculative. However, based upon these assumptions, the enactment of climate change legislation would likely, among other things, result in significant compliance costs, including significant capital expenditures by PNM, and could jeopardize the economic viability of certain generating facilities. See Note 16. In turn, these consequences would lead to increased costs to customers and could affect results of operations, cash flows, and financial condition if the incurred costs are not fully recovered through regulated rates. Higher rates could also contribute to reduced demand for electricity. PNM's assessment process is ongoing, but too preliminary and speculative at this time for the meaningful prediction of financial impact.

State and Regional Activity

Pursuant to New Mexico law, each utility must submit an IRP to the NMPRC every three years to evaluate renewable energy, energy efficiency, load management, distributed generation, and conventional supply-side resources on a consistent and comparable basis. The IRP is required to take into consideration risk and uncertainty of fuel supply, price volatility, and costs of anticipated environmental regulations when evaluating resource options to meet supply needs of the utility's customers. The NMPRC issued an order in June 2007, requiring that New Mexico utilities factor a standardized cost of carbon emissions into their IRPs using prices ranging between $8 and $40 per metric ton of CO_2 emitted and escalating these costs by 2.5% per year. Under the NMPRC order, each utility must analyze these standardized prices as projected operating costs. Reflecting the developing nature of this issue, the NMPRC order states that these prices may be changed in the future to account for additional information or changed circumstances. However, PNM is required to use these prices for purposes of its IRP, and the prices may not reflect the costs that it ultimately will incur. PNM's IRP filed with the NMPRC on July 18, 2011 (Note 17) showed that while consideration of the NMPRC required carbon emissions costs did not significantly change the resource decisions regarding future facilities over the next 20 years, it did slightly impact the projected in-service dates of some of the identified resources. Much higher GHG costs than assumed in the NMPRC analysis are necessary to impact future resource decisions. The primary consequence of the standardized cost of carbon emissions was an increase to generation portfolio costs. In recent years, New Mexico also adopted regulations to directly limit GHG from larger sources, including electric generation units. However, these regulations were recently repealed. In November 2010, the EIB adopted a regional GHG cap and trade program proposed by the NMED. The NMED GHG program was intended to implement, in New Mexico, the regional cap and trade program developed by the Western Climate Initiative ("WCI) which is an organization formerly comprised of seven western states, including New Mexico, and three Canadian provinces. The NMED GHG regulation would have capped GHG emissions based on a 2011 emission baseline. Thereafter, NMED would grant GHG allowances to covered sources based on their individual emission baseline. The available allowances would decline by 2% each succeeding year requiring sources to either reduce GHG emissions by the requisite amount or purchase emission allowances from a yet-to-be established regional trading market. The required GHG reductions under the NMED program were not to be triggered until the available trading market for GHG allowances consisted of 100 million metric tons or more. New Mexico, by itself, had insufficient regulated GHG emissions to establish the requisite trading market.

PNM and other public utilities and industry groups challenged the NMED GHG cap and trade program in the New Mexico Court of Appeals. During the pendency of these appeals, the EIB agreed to consider a petition for the repeal of the NMED GHG cap and trade regulation. PNM and the other appellants filed a petition to repeal the New Mexico GHG cap and trade regulation, and in February 2012, the EIB voted unanimously to repeal the GHG cap and trade regulation. The NMED supported the repeal of its GHG cap and trade regulation. The repeal of the GHG cap and trade regulation has now been challenged by two environmental advocacy organizations and is currently pending before the New Mexico Court of Appeals.

In a separate rulemaking proceeding filed in December 2008, New Energy Economy ("NEE") petitioned the EIB for the adoption of a regulation that would cap GHG from larger sources such as electric generation units. The EIB adopted the NEE GHG regulation, in a modified form, in December 2010 as a "backstop" to the NMED GHG cap and trade regulation. The effective date of the NEE GHG regulation was delayed until the later of January 1, 2013 or six months after NMED's cap-and-trade regulation described above is no longer in force. Under the NEE GHG regulation, covered sources would have to reduce GHG emissions by 3% per year, subject to a specified cost cap.

The NEE GHG regulation was challenged in the New Mexico Court of Appeals by PNM and the same groups that challenged the NMED cap and trade regulation. Again, during the pendency of the appeals, the EIB agreed to consider a petition for the repeal of the NEE GHG regulation. In March 2012, the EIB voted unanimously to repeal the NEE GHG regulation. The NMED supported the repeal of the NEE GHG regulation. The repeal of the NEE GHG regulation has been challenged in the Court of Appeals by the same environmental organizations that have challenged the repeal of the NMED cap and trade regulation.

The Court of Appeals conditionally dismissed the challenges to the adoption of the NMED GHG cap and trade and NEE GHG regulations because of the repeal of those regulations. The challenges are subject to reinstatement in the event of a successful challenge to the repeal of the NMED GHG cap and trade or NEE GHG regulation and reinstatement of either of those regulations.

At present it is difficult to assess whether the pending challenges to the repeals of the NMED GHG cap and trade regulation and the NEE GHG regulation will be successful. PNM's analysis of these regulations is that both would increase environmental compliance costs for its fossil fueled generation facilities. It appears that New Mexico is reassessing whether a single-state or regional approach to the regulation of GHG is appropriate public policy. New Mexico is no longer a member-participant in the WCI, but remains involved as an observer. However, PNM cannot rule out future state legislative or regulatory initiatives to regulate GHGs.

On August 2, 2012, thirty-three New Mexico organizations representing public health, business, environmental, consumers, Native American and other interested parties filed a petition for rulemaking with the NMPRC. The petition asks the NMPRC to issue a NOPR regarding the implementation of an Optional Clean Energy Standard for electric utilities located in New Mexico. The proposed standard would have utilities that elect to participate reduce their CO_2 emissions by 3% per year. Utilities that opt into the program would be assured recovery of their reasonable compliance costs. On October 4, 2012, the NMPRC held a workshop to discuss the proposed standard and whether it has authority to proceed with the NOPR. There has been no further action on this matter and it remains pending before the NMPRC.

Transmission Issues

At any given time, FERC has various notices of inquiry and rulemaking dockets related to transmission issues pending. Such actions may lead to changes in FERC administrative rules or ratemaking policy, but there is no specific time frame in which action must be taken or a docket will be closed with no further action. Further, such notices and rulemaking dockets do not apply strictly to PNM, but will have industry-wide effects in that they will apply to all FERC-regulated entities. The Company monitors and often submits comments taking a position in such notices and rulemaking dockets or may join in larger group responses. The Company often cannot determine the full impact of a proposed rule and policy change until the final determination is made by FERC and the Company is unable to predict the outcome of these matters.

On November 24, 2009, FERC issued Order 729 approving two Modeling, Data, and Analysis Reliability Standards ("Reliability Standards") submitted by NERC - MOD-001-1 (Available Transmission System Capability) and MOD-029-1 (Rated System Path Methodology). Both MOD-001-1 and MOD-029-1 require a consistent approach, provided for in the Reliability Standards, to measuring the total transmission capability ("TTC") of a transmission path. The TTC level established using the two Reliability Standards could result in a reduction in the available transmission capacity currently used by PNM to deliver generation resources necessary for its jurisdictional load and for fulfilling its obligations to third-party users of the PNM transmission system.

During the first quarter of 2011, at the request of PNM and other southwestern utilities, NERC advised all transmission owners and transmission service providers they have delayed the implementation of portions of the MOD-029 methodology for "Flow Limited" paths until such time as a modification to the standard can be developed that will mitigate the technical concerns identified by the transmission owners and transmission service providers. PNM and other western utilities filed a Standards Action Request with NERC in the second quarter of 2012 and are waiting for the request to be processed through NERC's standards development.

In July 2011, FERC issued Order 1000 adopting new requirements for transmission planning, cost allocation, and development. Order 1000 calls for significant changes to the transmission process of WestConnect, an organization of utility companies providing transmission of electricity, in the western region that includes PNM. On October 11, 2012, PNM and other WestConnect participants filed modified versions of Attachment K to their transmission tariffs to meet Order 1000 regional compliance requirements. Thirteen intervention motions were filed, with several objecting to and/or protesting various provisions of the filings submitted by WestConnect participants. On December 17, 2012, the WestConnect participants filed responses to the issues raised by the intervenors. FERC has not responded to the filing and protests raised by intervenors. A second compliance filing will be made in April 2013 to address the planning and cost allocation between WestConnect and other regions.

Financial Reform Legislation

The Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank Reform Act"), enacted in July 2010, includes provisions that will require certain over-the-counter derivatives, or swaps, to be centrally cleared and executed through an exchange or other approved trading facility. It also includes provisions related to swap transaction reporting and recordkeeping and may impose margin requirements on swaps that are not centrally cleared. Although several of the rules required to implement the legislation have not yet been finalized, the United States Commodity Futures Trading Commission ("CFTC") has published final rules defining several key terms related to the act and has set compliance dates for various types of market participants. The Dodd-Frank Reform Act provides exemptions from certain requirements, including an exception to the mandatory clearing and swap facility execution requirements for commercial end-users that use swaps to hedge or mitigate commercial risk. PNM expects to qualify for this exception. PNM also expects to be able to comply with its requirements under the Dodd-Frank Reform Act and related rules within the time frames required by the CFTC. However, as a result of the Dodd-Frank Reform Act and related rules, PNM's swap activities could be subject to increased costs, including from higher margin requirements. In addition, implementation of, and compliance with, the swaps provisions of the Dodd-Frank Reform Act and related rules by PNM's swap counterparties could result in increased costs. At this time, PNM cannot predict the ultimate impact the Dodd-Frank Reform Act may have on PNM's financial condition, results of operations, cash flows, or liquidity.

Other Matters

See Notes 16 and 17 for a discussion of commitments and contingencies and rate and regulatory matters. See Note 20 for a discussion of accounting pronouncements that have been issued, but are not yet effective and have not been adopted by the Company.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in accordance with GAAP requires management to apply accounting policies and to make estimates and judgments that best provide the framework to report the results of operations and financial position for PNMR, PNM, and TNMP. As a result, there exists the likelihood that materially different amounts would be reported under different conditions or using different assumptions. Management has identified the following accounting policies that it deems critical to the portrayal of the financial condition and results of operations and that involve significant subjectivity. The following discussion provides information on the processes utilized by management in making judgments and assumptions as they apply to its critical accounting policies.

Unbilled Revenues

The Company records unbilled revenues representing management's assessment of the estimated amount of revenue earned from customers for services rendered between the meter-reading dates in a particular month and the end of that month. Management estimates unbilled revenues based on historical sales recorded in the billing system, taking into account weather impacts. The method is consistent with the approach to normalization employed for rate case billing determinants and the load forecast. To the extent the estimated amount differs from the amount subsequently billed, revenues will be affected.

Regulatory Accounting

The Company is subject to the provisions of GAAP for rate-regulated enterprises and records assets and liabilities resulting from the effects of the ratemaking process, which would not be recorded under GAAP for non-regulated entities.

The Company evaluates the probability that regulatory assets and liabilities will impact future rates and makes various assumptions in those analyses. The expectations of future rate impacts are generally based on orders issued by regulatory commissions or historical experience, as well as discussions with applicable regulatory authorities. If future recovery or refund ceases to be probable, the Company would be required to write-off the portion that is not recoverable or refundable.

Impairments

Tangible long-lived assets and amortizable intangible assets are evaluated for impairment when events and circumstances indicate that the assets might be impaired in accordance with GAAP. These potential impairment indicators include management's assessment of fluctuating market conditions as a result of planned and scheduled customer purchase commitments; future market penetration; changing environmental requirements; fluctuating market prices resulting from factors including changing fuel costs and other economic conditions; weather patterns; and other market trends. The amount of impairment recognized, if any, is the difference between the fair value of the asset and the carrying value of the asset and would reduce both the asset and current period earnings. Variations in the assessment of potential impairment or in the assumptions used to calculate an impairment could result in different outcomes, which could lead to significant effects on the Consolidated Financial Statements.

Goodwill and non-amortizable other intangible assets are evaluated for impairment at least annually, or more frequently if events and circumstances indicate that the goodwill and intangible assets might be impaired. Note 22 contains information on the impairment testing performed by the Company on goodwill and intangible assets. No impairments were indicated in the Company's annual goodwill testing, which was performed as of April 1, 2012. Since the annual evaluation, there have been no indications that the fair values of the reporting units with recorded goodwill have decreased below the carrying values. The annual testing was based on certain critical estimates and assumptions. Changes in the estimates or the use of different assumptions could affect the determination of fair value and the conclusion of impairment for each reporting unit.

Application of the impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units and determination of the fair value of each reporting unit. A discounted cash flow methodology is primarily used to estimate the fair value of each reporting unit. This analysis requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of long-term growth rates for the business and determination of appropriate WACC for each reporting unit.

In determining the fair value of each reporting unit, the WACC is a significant factor. The Company considers many factors in selecting a WACC, including the market view of risk for each individual reporting unit, the appropriate capital structure, and the borrowing rate appropriate for each reporting unit. The Company considers available market-based information and may consult with third parties to help determine the WACC. The selection of a WACC is subjective and modifications to this rate could significantly increase or decrease the fair value of a reporting unit.

The other primary factor impacting the determination of the fair value of each reporting unit is the estimation of future cash flows. The Company considers budgets, long-term forecasts, historical trends, and expected growth rates in order to estimate future cash flows. Any forecast contains a degree of uncertainty and modifications to these cash flows could significantly increase or decrease the fair value of a reporting unit. For the PNM and TNMP reporting units, which are subject to rate-regulation, a fair recovery of and return on costs prudently incurred to serve customers is assumed. Should the regulators not allow recovery of certain costs or not allow these reporting units to earn a fair rate of return on invested capital, the fair value of the reporting units could decrease. For the First Choice unregulated reporting unit, which PNMR sold on November 1, 2011 (Note 3), assumptions regarding customer usage, pricing, retention, and payment behavior, in addition to fluctuations in the cost of energy, significantly impacted estimates of future cash flows.

The Company believes that the WACCs and cash flow projections utilized in the 2012 testing appropriately reflected the fair value of each reporting unit. Since any cash flow projection contains uncertainty, the Company adjusted the WACCs used to reflect that uncertainty. The Company does not believe that there are indications of goodwill impairment in any of its reporting units, but this analysis is highly subjective. As of the impairment testing for April 1, 2012, the fair value of the PNM reporting unit, which had goodwill of $51.6 million, exceeded its carrying value by approximately 15%. The fair value of the TNMP reporting unit, which had goodwill of $226.7 million, exceeded its carrying value by approximately 26%. Due to the subjectivity and sensitivities of the assumptions and estimates underlying the impairment analysis, there can be no assurance that future analyses, which will be based on the appropriate assumptions and estimates at that time, will not result in impairments.

PNMR had an investment in Optim Energy, which was accounted for using the equity method of accounting up to September 23, 2011. On September 23, 2011, PNMR's ownership in Optim Energy was reduced from 50% to 1%. Beginning in 2009 and continuing throughout 2010, Optim Energy was affected by adverse market conditions, primarily low natural gas and power prices. These factors were indicators of impairment that required an impairment analysis to be performed by PNMR of its investment in Optim Energy as of December 31, 2010. PNMR's analysis indicated that its entire investment in Optim Energy was impaired and PNMR reduced the carrying value of its investment in Optim Energy to zero at December 31, 2010, resulting in a pre-tax loss of $188.2 million in 2010. Accordingly and because PNMR had no further financial commitment to Optim Energy, no additional impairment analysis was performed in 2012. See Note 21.

Decommissioning Costs

Accounting for decommissioning costs for nuclear and fossil-fuel generation involves significant estimates related to costs to be incurred many years in the future after plant closure. Changes in these estimates could significantly impact PNMR's and PNM's financial position, results of operations and cash flows. PNM owns and leases nuclear and fossil-fuel generation facilities. In accordance with GAAP, PNM is only required to recognize and measure decommissioning liabilities for tangible long-lived assets for which a legal obligation exists. Nuclear decommissioning costs are based on site-specific estimates of the costs for removing all radioactive and other structures at PVNGS and are dependent upon numerous assumptions. PVNGS Unit 3 is excluded from PNM's retail rates while PVNGS Units 1 and 2 are included. PNM collects a provision for ultimate decommissioning of PVNGS Units 1 and 2 and its fossil-fuel generation facilities in its rates and recognizes a corresponding expense and liability for these amounts. PNM believes that it will continue to be able to collect in rates for its legal asset retirement obligations for nuclear generation activities included in the ratemaking process. Asset retirement obligations and nuclear decommissioning costs are discussed in Note 15.

In connection with both the SJGS coal agreement and the Four Corners fuel agreement, the owners are required to reimburse the mining companies for the cost of contemporaneous reclamation as well as the costs for final reclamation of the coal mines. The reclamation costs are based on site-specific studies that estimate the costs to be incurred in the future and are dependent upon numerous assumptions. PNM considers the contemporaneous reclamation costs part of the cost of its delivered coal costs. See Note 16 for discussion of the final reclamation costs.

Derivatives

The Company follows the provisions set forth in GAAP to account for derivatives. These provisions establish accounting and reporting standards requiring derivative instruments to be recorded in the balance sheet as either an asset or liability measured at their fair value. GAAP also requires that changes in the derivatives' fair value be recognized currently in earnings unless specific hedge accounting or normal purchase and sale criteria are met. Fair value is based on current market quotes as available and is supplemented by modeling techniques and assumptions made by the Company to the extent quoted market prices or volatilities are not available. External pricing input availability varies based on commodity location market liquidity, and term of the agreement.

Although the Company uses its best judgment in estimating the fair value of these instruments, there are inherent limitations in any estimate technique. Changes in the assumptions used in the fair value determinations could have significant impacts. See Note 8.

Pension and Other Postretirement Benefits

The Company maintains qualified defined benefit pension plans, postretirement benefit plans providing medical and dental benefits, and executive retirement programs. The net periodic benefit cost or income and the calculation of the projected benefit obligations are recognized in the Company's financial statements and depend on investment performance, the level of contributions made to the plans, and employee demographics. They both require the use of a number of actuarial assumptions and estimates. The most critical of the actuarial assumptions are the expected long-term rate of return, the discount rate, and projected health care cost trend rates. The Company reviews and evaluates its actuarial assumptions annually and adjusts them as necessary. See Note 12.

Accounting for Contingencies

The financial results of the Company may be affected by judgments and estimates related to loss contingencies. Losses associated with uncollectible trade accounts receivable was a significant contingency for First Choice, which PNMR sold on November 1, 2011. The determination of bad debt expense is based on factors such as historical write-off experience, aging of accounts receivable balances, general economic conditions, and customer behavior.

Contingencies related to litigation and claims, as well as environmental and regulatory matters, also require the use of significant judgment and estimation. The Company attempts to take into account all known factors when determining the proper accrual, however the actual outcomes can vary from any amounts accrued. See Note 16.

Income Taxes

The Company's income tax expense and related balance sheet amounts involve significant judgment and use of estimates. Amounts of deferred income tax assets and liabilities, current and noncurrent accruals, and determination of uncertain tax positions involve judgment and estimates related to timing and probability of the recognition of income and deductions by taxing authorities. In addition, some temporary differences are accorded flow-through treatment by the Company's regulators and impact the Company's effective tax rate. In assessing the likelihood of the realization of deferred tax assets, management considers the estimated amount and character of future taxable income. Actual income taxes could vary from estimated amounts due to the future impacts of various items, including changes in income tax laws, the Company's forecasted financial condition and results of operations in future periods, and the final review from taxing authorities. See Note 11.

Market Risk

See Part II, Item 7A. Quantitative and Qualitative Disclosure About Market Risk for discussion regarding the Company's accounting policies and sensitivity analysis for the Company's financial instruments and derivative energy and other derivative contracts.

MD&A FOR PNM

RESULTS OF OPERATIONS

PNM operates in only one reportable segment, as presented above in Results of Operations for PNMR.

MD&A FOR TNMP

RESULTS OF OPERATIONS

TNMP operates in only one reportable segment, as presented above in Results of Operations for PNMR.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company manages the scope of its various forms of risk through a comprehensive set of policies and procedures with oversight by senior level management through the RMC. The Board's Finance Committee sets the risk limit parameters. The RMC has oversight over the risk control organization. The RMC is assigned responsibility for establishing and enforcing the policies, procedures and limits and evaluating the risks inherent in proposed transactions on an enterprise-wide basis. The RMC's responsibilities include:

- Establishment of policies regarding risk exposure levels and activities in each of the business segments
- Approval of the types of derivatives entered into for hedging
- Review and approval of hedging risk activities
- Establishment of policies regarding counterparty exposure and limits
- Authorization and delegation of transaction limits
- Review and approval of controls and procedures for derivative activities
- Review and approval of models and assumptions used to calculate mark-to-market and market risk exposure
- Proposing risk limits to the Board's Finance Committee for its approval
- Quarterly reporting to the Board's Audit and Finance Committees on these activities.

To the extent an open position exists, fluctuating commodity prices, interest rates, equity prices, and economic conditions can impact financial results and financial position, either favorably or unfavorably. As a result, the Company cannot predict with certainty the impact that its risk management decisions may have on its businesses, operating results, or financial position.

Commodity Risk

Information concerning accounting for derivatives and the risks associated with commodity contracts is set forth in Note 8, including a summary of the fair values of mark-to-market energy related derivative contracts included in the Consolidated Balance Sheets. At December 31, 2012 and 2011, PNMR and PNM had no commodity derivative instruments designated as cash flow hedging instruments.

Commodity contracts, other than those that do not meet the definition of a derivative under GAAP and those derivatives designated as normal purchases and normal sales, are recorded at fair value on the Consolidated Balance Sheet. The following table details the changes in the net asset or liability balance sheet position for mark-to-market energy transactions.

	Economic Hedges	
	PNMR	PNM
	(In thousands)	
Sources of fair value gain (loss):		
Net fair value at December 31, 2010	$ (22,975)	$ (3,676)
Amount realized on contracts delivered during period	5,232	(802)
Changes in fair value	3,481	4,624
Net mark-to-market change recorded in earnings	8,713	3,822
Net change recorded as regulatory liability	(502)	(502)
Unearned/prepaid option premiums	1,793	—
Settlement of de-designated cash flow hedges	423	—
Sale of First Choice	12,192	—
Net fair value at December 31, 2011	(356)	(356)
Amount realized on contracts delivered during period	(4,110)	(4,110)
Changes in fair value	5,708	5,708
Net mark-to-market change recorded in earnings	1,598	1,598
Net change recorded as regulatory liability	(38)	(38)
Net fair value at December 31, 2012	$ 1,204	$ 1,204

The following table provides the maturity of the net assets (liabilities), giving an indication of when these mark-to-market amounts will settle and generate (use) cash.

Fair Value of Mark-to-Market Instruments at December 31, 2012

	2013	2014	2015	2016
PNMR and PNM	(In thousands)			
Economic hedges				
Prices actively quoted	$ —	$ —	$ —	$ —
Prices provided by other external sources	2,785	(585)	(669)	(327)
Prices based on models and other valuations	—	—	—	—
Total	$ 2,785	$ (585)	$ (669)	$ (327)

PNM measures the market risk of its long-term contracts and wholesale activities using a Monte Carlo VaR simulation model to report the possible loss in value from price movements and is not a measure of the potential accounting mark-to-market loss. The quantitative risk information is limited by the parameters established in creating the model. The Monte CarloVaR methodology employs the following critical parameters: historical volatility estimates, market values of all contractual commitments, a three-day holding period, seasonally adjusted and cross-commodity correlation estimates, and a 95% confidence level. The instruments being evaluated may trigger a potential loss in excess of calculated amounts if changes in commodity prices exceed the confidence level of the model used.

PNM measures VaR for the positions in its wholesale portfolio (not covered by the FPPAC). For the year ended December 31, 2012, the high, low, and average VaR amounts were $1.4 million, $0.25 million, and $0.60 million. For the year ended December 31, 2011, the high, low and average VaR amounts were $1.6 million, $0.5 million, and $1.1 million. At December 31, 2012 and December 31, 2011, the VaR amounts for the PNM wholesale portfolio were $0.50 million and $1.1 million.

Because of its obligation to serve customers, First Choice was required to take certain contracts to settlement and evaluated the settlement of its positions against earnings using a GEaR calculation with a hold-to-maturity at risk of 12 months. Management believed the GEaR results were a reasonable approximation of the potential variability of earnings against forecasted earnings. First Choice also utilized a VaR measure to measure short term market price impacts, which was intended to capture the effects of changes in market prices for a holding period of three days over the life of the total portfolio. The GEaR and VaR calculations utilized the same Monte Carlo simulation approach and confidence level described above. For the ten months ended October 31, 2011, the high, low and average amounts were $2.4 million, $4.6 million, and $0.9 million for GEaR and $1.1 million, less than $0.1 million and $0.4 million for VaR.

The VaR and GEaR limits, which were not exceeded during 2012 or 2011, represent an estimate of the potential gains or losses that could be recognized on the Company's portfolios, subject to market risk, given current volatility in the market, and are not necessarily indicative of actual results that may occur, since actual future gains and losses will differ from those estimated. Actual gains and losses may differ due to actual fluctuations in market prices, operating exposures, and the timing thereof, as well as changes to the underlying portfolios during the year.

Credit Risk

The Company is exposed to credit risk from its retail and wholesale customers, as well as the counterparties to derivative instruments. The Company conducts counterparty risk analysis across business segments and uses a credit management process to assess the financial conditions of counterparties.

The following table provides information related to credit exposure by the credit worthiness (credit rating) of the counterparties and concentration of credit risk to counterparties. All credit exposures at December 31, 2012 will mature in less than two years.

Schedule of Credit Risk Exposure
December 31, 2012

Rating [1]	Credit Risk Exposure [2]	Number of Counter-parties >10%	Net Exposure of Counter-parties >10%
	(Dollars in thousands)		
PNMR and PNM			
External ratings:			
Investment grade	$ 6,117	3	$ 3,345
Non-investment grade	—	—	—
Internal ratings:			
Investment grade	121	—	—
Non-investment grade	33	—	—
Total	$ 6,271		$ 3,345

(1) The rating "Investment Grade" is for counterparties, or a guarantor, with a minimum S&P rating of BBB- or Moody's rating of Baa3. The category "Internal Ratings - Investment Grade" includes those counterparties that are internally rated as investment grade in accordance with the guidelines established in the Company's credit policy.

(2) The Credit Risk Exposure is the gross credit exposure, including long-term contracts (other than full-requirements customers), forward sales, and short-term sales. The exposure captures the amounts from receivables/payables for realized transactions, delivered and unbilled revenues, and mark-to-market gains/losses. Gross exposures can be offset according to legally enforceable netting arrangements but are not reduced by posted credit collateral. At December 31, 2012, PNMR and PNM held no credit collateral to offset their credit exposure.

Net credit risk for PNMR's and PNM's largest counterparty as of December 31, 2012 was $6.7 million, which is due from a full requirements customer.

The PVNGS lessor notes are not exposed to credit risk, since the notes are repaid as PNM makes payments on the underlying leases. Other investments have no significant counterparty credit risk.

Interest Rate Risk

The majority of the Company's long-term debt is fixed-rate debt and does not expose earnings to a major risk of loss due to adverse changes in market interest rates. However, the fair value of long-term debt instruments for PNMR, PNM, and TNMP would increase by 2.4%, 2.6%, and 2.3%, if interest rates were to decline by 50 basis points from their levels at December 31, 2012. In general, an increase in fair value would impact earnings and cash flows to the extent not recoverable in rates if all or a portion of debt instruments were acquired in the open market prior to their maturity. As described in Note 6, TNMP has long-term debt of $50.0 million that bears interest at a variable rate. However, TNMP has also entered into a hedging arrangement that effectively results in this debt bearing interest at a fixed rate, thereby eliminating interest rate risk. At February 22, 2013, PNMR, PNM, and TNMP had $24.2 million, $107.7 million, and $25.0 million of short-term debt outstanding under their revolving credit facilities, which allow for a maximum aggregate borrowing capacity of $300.0 million for PNMR, $400.0 million for PNM, and $75.0 million for TNMP. The revolving credit facilities and the $100.0 million PNMR Term Loan Agreement bear interest at variable rates, which averaged 1.96% for the PNMR Revolving Credit Facility, 1.34% for the PNMR Term Loan Agreement, 1.71% for PNM Revolving Credit Facility, and 1.83% for the TNMP Revolving Credit Facility on February 22, 2013 borrowings, and the Company is exposed to interest rate risk to the extent of future increases in variable interest rates.

The investments held by PNM in trusts for decommissioning, reclamation, pension benefits, and other post-employment benefits had an estimated fair value of $775.3 million at December 31, 2012, of which 49.5% were fixed-rate debt securities that subject PNM to risk of loss of fair value with movements in market interest rates. If interest rates were to increase by 50 basis points from their levels at December 31, 2012, the decrease in the fair value of the fixed-rate securities would be 6.1%, or $23.4 million. The securities held by TNMP in trusts for pension and other post-employment benefits had an estimated fair value of

$75.2 million at December 31, 2012, of which 45.1% were fixed-rate debt securities that subject TNMP to risk of loss of fair value with movements in market interest rates. If interest rates were to increase by 50 basis points from their levels at December 31, 2012, the decrease in the fair value of the fixed-rate securities would be 7.1%, or $2.4 million.

PNM and TNMP do not directly recover or return through rates any losses or gains on the securities, including equity and alternative investments discussed below, in the trusts for decommissioning, reclamation, pension benefits, and other post-employment benefits. However, the overall performance of these trusts does enter into the periodic determinations of expense and funding levels, which are factored into the rate making process to the extent applicable to regulated operations. PNM and TNMP are at risk for shortfalls in funding of obligations due to investment losses, including those from the equity market and alternatives investment risks discussed below to the extent not ultimately recovered through rates charged to customers.

Equity Market Risk

PNM's NDT and trusts established for PNM's and TNMP's pension and post-employment benefits plans hold certain equity securities at December 31, 2012. These equity securities expose PNM and TNMP to losses in fair value should the market values of the underlying securities decline. Equity securities comprised 37.9% and 34.6%of the securities held by the various PNM and TNMP trusts as of December 31, 2012. A hypothetical 10% decrease in equity prices would reduce the fair values of these funds by $29.4 million for PNM and $2.6 million for TNMP.

There was a significant decline in the general price levels of marketable equity securities in late 2008 and in early 2009. The impacts of these declines were considered in the funding and expense valuations performed for 2011 and 2012, which resulted in reduced income or increased expense related to the pension plans being recorded and required increased levels of funding beginning in 2010. See Note 12.

Alternatives Investment Risk

The Company had 16.0% of its pension assets invested in the alternatives asset class as of December 31, 2012. The Company has changed the target for this class to 16%. This includes real estate, private equity, and hedge funds. These investments are limited partner structures that are multi-manager multi-strategy funds. This investment approach gives broad diversification and minimizes risk compared to a direct investment in any one component of the funds. The general partner oversees the selection and monitoring of the underlying managers. The Company's Corporate Investment Committee, assisted by its investment consultant, monitors the performance of the funds and general partner's investment process. There is risk associated with these funds due to the nature of the strategies and techniques and the use of investments that do not have readily determinable fair value. A hypothetical 10% decrease in equity prices would reduce the fair values of these funds by $9.3 million. The valuation of the alternative asset class was also impacted by the significant decline in the general price levels of marketable equity securities in 2008 and 2009.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

PNM RESOURCES, INC. AND SUBSIDIARIES
PUBLIC SERVICE COMPANY OF NEW MEXICO AND SUBSIDIARIES
TEXAS-NEW MEXICO POWER COMPANY AND SUBSIDIARIES

INDEX

Management's Annual Report on Internal Control Over Financial Reporting

Management of PNM Resources, Inc. and subsidiaries ("PNMR") is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended.

Management assessed the effectiveness of PNMR's internal control over financial reporting based on the *Internal Control – Integrated Framework* set forth by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment performed, management concludes that PNMR's internal control over financial reporting was effective as of December 31, 2012.

Deloitte & Touche LLP, an independent registered public accounting firm, has issued an attestation report on PNMR's internal control over financial reporting which is included herein.

/s/ Patricia K. Collawn
Patricia K. Collawn,
Chairman, President, and Chief Executive Officer

/s/ Charles Eldred
Charles Eldred
Executive Vice President and
Chief Financial Officer

Management's Annual Report on Internal Control Over Financial Reporting

Management of Public Service Company of New Mexico and subsidiaries ("PNM") is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended.

Management assessed the effectiveness of PNM's internal control over financial reporting based on the *Internal Control – Integrated Framework* set forth by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment performed, management concludes that PNM's internal control over financial reporting was effective as of December 31, 2012.

/s/ Patricia K. Collawn
Patricia K. Collawn,
President and Chief Executive Officer

/s/ Charles Eldred
Charles Eldred
Executive Vice President and
Chief Financial Officer

Management's Annual Report on Internal Control Over Financial Reporting

Management of Texas-New Mexico Power Company and subsidiaries ("TNMP") is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended.

Management assessed the effectiveness of TNMP's internal control over financial reporting based on the *Internal Control – Integrated Framework* set forth by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment performed, management concludes that TNMP's internal control over financial reporting was effective as of December 31, 2012.

/s/ Patricia K. Collawn
Patricia K. Collawn,
Chief Executive Officer

/s/ Thomas G. Sategna
Thomas G. Sategna
Vice President and Controller

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
PNM Resources, Inc.
Albuquerque, New Mexico

We have audited the internal control over financial reporting of PNM Resources, Inc. and subsidiaries (the "Company") as of December 31, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedules as of and for the year ended December 31, 2012 of the Company and our reports dated March 1, 2013 expressed an unqualified opinion on those consolidated financial statements and financial statement schedules.

/s/ DELOITTE & TOUCHE LLP

Phoenix, Arizona
March 1, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
PNM Resources, Inc.
Albuquerque, New Mexico

We have audited the accompanying consolidated balance sheets of PNM Resources, Inc. and subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of earnings (loss), comprehensive income (loss), cash flows, and changes in equity for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of PNM Resources, Inc. and subsidiaries as of December 30, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2013 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Phoenix, Arizona
March 1, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Public Service Company of New Mexico
Albuquerque, New Mexico

We have audited the accompanying consolidated balance sheets of Public Service Company of New Mexico and subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of earnings, comprehensive income, cash flows, and changes in equity for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Public Service Company of New Mexico and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Phoenix, Arizona
March 1, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Texas-New Mexico Power Company
Lewisville, Texas

We have audited the accompanying consolidated balance sheets of Texas-New Mexico Power Company and subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of earnings, comprehensive income, cash flows, and changes in common stockholder's equity for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Texas-New Mexico Power Company and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Phoenix, Arizona
March 1, 2013

PNM RESOURCES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

	Year Ended December 31,		
	2012	2011	2010
	(In thousands, except per share amounts)		
Electric Operating Revenues	$ 1,342,403	$ 1,700,619	$ 1,673,517
Operating Expenses:			
Cost of energy	399,850	692,922	700,727
Administrative and general	187,740	257,774	264,556
Energy production costs	185,417	180,850	195,919
Regulatory disallowances	—	21,402	—
Depreciation and amortization	164,173	157,047	151,704
Transmission and distribution costs	71,125	69,693	63,421
Taxes other than income taxes	60,377	63,632	57,738
Total operating expenses	1,068,682	1,443,320	1,434,065
Operating income	273,721	257,299	239,452
Other Income and Deductions:			
Interest income	13,072	15,515	18,896
Gains on investments held by NDT	13,015	8,985	4,868
Other income	12,746	5,309	14,837
Gain on sale of First Choice	1,012	174,925	—
Equity in net earnings (loss) of Optim Energy	—	—	(15,223)
Impairment of equity investment in Optim Energy	—	—	(188,176)
Other deductions	(17,686)	(24,715)	(12,660)
Net other income (deductions)	22,159	180,019	(177,458)
Interest Charges	120,845	124,849	125,373
Earnings (Loss) before Income Taxes	175,035	312,469	(63,379)
Income Taxes (Benefit)	54,910	121,535	(32,255)
Net Earnings (Loss)	120,125	190,934	(31,124)
(Earnings) Attributable to Valencia Non-controlling Interest	(14,050)	(14,047)	(13,563)
Preferred Stock Dividend Requirements of Subsidiary	(528)	(528)	(528)
Net Earnings (Loss) Attributable to PNMR	$ 105,547	$ 176,359	$ (45,215)
Net Earnings (Loss) Attributable to PNMR per Common Share:			
Basic	$ 1.32	$ 1.98	$ (0.49)
Diluted	$ 1.31	$ 1.96	$ (0.49)
Dividends Declared per Common Share	$ 0.58	$ 0.50	$ 0.50

The accompanying notes, as they relate to PNMR, are an integral part of these financial statements.

PNM RESOURCES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year Ended December 31,		
	2012	2011	2010
		(In thousands)	
Net Earnings (Loss)	$ 120,125	$ 190,934	$ (31,124)
Other Comprehensive Income (Loss):			
Unrealized Gain (Loss) on Investment Securities:			
Unrealized holding gains arising during the period, net of income tax (expense) benefit of $(15,262), $(13,577), and $(6,643)	23,286	20,718	10,136
Reclassification adjustment for (gains) included in net earnings (loss), net of income tax expense of $14,755, $13,956, and $3,070	(22,514)	(21,295)	(4,684)
Pension Liability Adjustment:			
Experience gain (loss), net of income tax (expense) benefit of $11,910, $1,187 and $6,328	(18,174)	(1,771)	(9,670)
Reclassification adjustment for amortization of experience (gain) loss recognized as net periodic benefit cost, net of income tax (expense) of $(1,825), $(1,699) and $(1,217)	2,786	2,593	1,857
Fair Value Adjustment for Designated Cash Flow Hedges:			
Change in fair market value, net of income tax (expense) benefit of $153, $349, and $(4,839)	(275)	(653)	7,065
Reclassification adjustment for (gains) losses included in net earnings (loss), net of income tax expense (benefit) of $(65), $(1,230), and $18,120	117	2,218	(27,313)
Total Other Comprehensive Income (Loss)	(14,774)	1,810	(22,609)
Comprehensive Income (Loss)	105,351	192,744	(53,733)
Comprehensive (Income) Attributable to Valencia Non-controlling Interest	(14,050)	(14,047)	(13,563)
Preferred Stock Dividend Requirements of Subsidiary	(528)	(528)	(528)
Comprehensive Income (Loss) Attributable to PNMR	$ 90,773	$ 178,169	$ (67,824)

The accompanying notes, as they relate to PNMR, are an integral part of these financial statements.

PNM RESOURCES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2012	2011	2010
		(In thousands)	
Cash Flows From Operating Activities:			
Net earnings (loss)	$ 120,125	$ 190,934	$ (31,124)
Adjustments to reconcile net earnings (loss) to net cash flows from operating activities:			
Depreciation and amortization	206,499	195,366	186,067
PVNGS firm-sales contracts revenue	—	(2,558)	(58,289)
Bad debt expense	3,367	24,116	27,566
Deferred income tax expense	56,243	124,424	35,674
(Gain) on sale of First Choice	(1,012)	(174,925)	—
Equity in net (earnings) loss of Optim Energy	—	—	15,223
Impairment of equity investment in Optim Energy	—	—	188,176
Net unrealized (gains) losses on derivatives	(1,598)	(8,713)	29,303
Realized (gains) on investments held by NDT	(13,015)	(8,985)	(4,868)
Loss on reacquired debt	—	9,209	—
Abandonment of leased premises	7,411	—	—
Stock based compensation expense	3,585	6,556	2,894
Regulatory disallowances	—	21,402	—
Other, net	(4,115)	(939)	(1,719)
Changes in certain assets and liabilities:			
Accounts receivable and unbilled revenues	(2,547)	(70,734)	(11,398)
Materials, supplies, and fuel stock	(5,412)	(2,200)	(1,848)
Other current assets	(2,598)	(21,979)	(42,841)
Other assets	(30,778)	(15,835)	8,559
Accounts payable	14,020	20,969	(15,462)
Accrued interest and taxes	255	7,304	34,163
Other current liabilities	(19,905)	3,460	(35,974)
Proceeds from governmental grants	21,567	2,103	—
Other liabilities	(70,743)	(6,735)	(36,750)
Net cash flows from operating activities	281,349	292,240	287,352
Cash Flows From Investing Activities:			
Utility plant additions	(308,909)	(326,931)	(281,488)
Proceeds from sales of investments held by NDT	167,330	145,286	79,853
Purchases of investments held by NDT	(173,158)	(149,185)	(85,847)
Proceeds from sale of First Choice	4,034	329,281	—
Transaction costs for sale of First Choice	—	(10,930)	—
Return of principal on PVNGS lessor notes	23,455	32,274	29,851
Investments in Optim Energy	—	—	(20,279)
Other, net	1,353	(17)	2,004
Net cash flows from investing activities	(285,895)	19,778	(275,906)

The accompanying notes, as they relate to PNMR, are an integral part of these financial statements.

PNM RESOURCES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2012	2011	2010
		(In thousands)	
Cash Flows From Financing Activities:			
Short-term loan	100,000	—	—
Revolving credit facilities borrowings (repayments), net	(24,000)	(139,300)	24,000
Long-term borrowings	20,000	210,000	403,845
Repayment of long-term debt	(22,387)	(110,752)	(405,970)
Purchase of preferred stock	—	(73,475)	—
Purchase of common stock	—	(125,683)	—
Proceeds from stock option exercise	11,684	5,622	1,247
Purchases to satisfy awards of common stock	(25,168)	(10,104)	(2,986)
Excess tax (shortfall) from stock-based payment arrangements	—	—	(580)
Payments received on PVNGS firm-sales contracts	—	2,558	30,476
Dividends paid	(45,137)	(45,656)	(46,254)
Valencia's transactions with its owner	(15,630)	(16,801)	(17,745)
Proceeds from transmission interconnection arrangements	983	1,246	8,515
Repayment of transmission interconnection arrangements	(1,753)	(4,637)	—
Debt issuance costs and other	(152)	(5,349)	(5,231)
Net cash flows from financing activities	(1,560)	(312,331)	(10,683)
Change in Cash and Cash Equivalents	(6,106)	(313)	763
Cash and Cash Equivalents at Beginning of Year	15,091	15,404	14,641
Cash and Cash Equivalents at End of Year	$ 8,985	$ 15,091	$ 15,404
Supplemental Cash Flow Disclosures:			
Interest paid, net of amounts capitalized	$ 113,265	$ 116,391	$ 119,676
Income taxes paid (refunded), net	$ 5,302	$ (5,527)	$ (99,318)

The accompanying notes, as they relate to PNMR, are an integral part of these financial statements.

PNM RESOURCES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,	
	2012	2011
	(In thousands)	
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 8,985	$ 15,091
Accounts receivable, net of allowance for uncollectible accounts of $1,751 and $1,778	87,093	87,794
Unbilled revenues	57,266	57,401
Other receivables	53,332	71,069
Materials, supplies, and fuel stock	59,643	54,231
Regulatory assets	39,120	44,993
Commodity derivative instruments	3,785	3,713
Income taxes receivable	101,477	95,130
Other current assets	31,490	33,397
Total current assets	442,191	462,819
Other Property and Investments:		
Investment in PVNGS lessor notes	54,325	79,049
Investments held by NDT	188,971	168,851
Other investments	9,139	12,207
Non-utility property, net of accumulated depreciation of $131 and $120	4,487	4,631
Total other property and investments	256,922	264,738
Utility Plant:		
Plant in service and plant held for future use	5,313,796	5,120,167
Less accumulated depreciation and amortization	1,774,223	1,705,520
	3,539,573	3,414,647
Construction work in progress	125,287	132,420
Nuclear fuel, net of accumulated amortization of $42,644 and $36,411	81,627	80,067
Net utility plant	3,746,487	3,627,134
Deferred Charges and Other Assets:		
Regulatory assets	555,577	482,155
Goodwill	278,297	278,297
Commodity derivative instruments	352	—
Other deferred charges	92,757	89,470
Total deferred charges and other assets	926,983	849,922
	$ 5,372,583	$ 5,204,613

The accompanying notes, as they relate to PNMR, are an integral part of these financial statements.

PNM RESOURCES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31, 2012	December 31, 2011
	(In thousands, except share information)	
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Short-term debt	$ 158,700	$ 82,700
Current installments of long-term debt	2,530	2,387
Accounts payable	99,177	103,139
Customer deposits	18,176	15,971
Accrued interest and taxes	52,003	53,114
Regulatory liabilities	15,173	125
Commodity derivative instruments	1,000	1,632
Dividends declared	11,679	10,089
Current portion of accumulated deferred income taxes	258	9,080
Other current liabilities	75,407	95,031
Total current liabilities	434,103	373,268
Long-term Debt	1,669,760	1,671,626
Deferred Credits and Other Liabilities:		
Accumulated deferred income taxes	701,545	645,099
Accumulated deferred investment tax credits	14,242	15,771
Regulatory liabilities	423,460	418,098
Asset retirement obligations	85,893	79,233
Accrued pension liability and postretirement benefit cost	224,565	224,766
Commodity derivative instruments	1,933	2,437
Other deferred credits	116,523	106,378
Total deferred credits and other liabilities	1,568,161	1,491,782
Total liabilities	3,672,024	3,536,676
Commitments and Contingencies (See Note 16)		
Cumulative Preferred Stock of Subsidiary		
without mandatory redemption requirements ($100 stated value; 10,000,000 shares authorized; issued and outstanding 115,293 shares)	11,529	11,529
Equity:		
PNMR common stockholders' equity:		
Common stock (no par value; 120,000,000 shares authorized; issued and outstanding 79,653,624 shares)	1,182,819	1,193,191
Accumulated other comprehensive income (loss), net of income taxes	(81,630)	(66,856)
Retained earnings	506,998	447,650
Total PNMR common stockholders' equity	1,608,187	1,573,985
Non-controlling interest in Valencia	80,843	82,423
Total equity	1,689,030	1,656,408
	$ 5,372,583	$ 5,204,613

The accompanying notes, as they relate to PNMR, are an integral part of these financial statements.

PNM RESOURCES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to PNMR						
		PNMR Common Stockholders' Equity					
	Preferred Stock, Series A	Common Stock	AOCI	Retained Earnings	Total	Non-controlling Interest in Valencia	Total Equity
	(In thousands)						
Balance at December 31, 2009	$ 100,000	$1,289,890	$ (46,057)	$ 405,884	$1,649,717	$ 89,359	$1,839,076
Proceeds from stock option exercise	—	1,247	—	—	1,247	—	1,247
Purchases to satisfy awards of common stock	—	(2,986)	—	—	(2,986)	—	(2,986)
Excess tax (shortfall) from stock-based payment arrangements	—	(580)	—	—	(580)	—	(580)
Stock based compensation expense	—	2,894	—	—	2,894	—	2,894
Valencia's transactions with its owner	—	—	—	—	—	(17,745)	(17,745)
Net earnings (loss) excluding subsidiary preferred stock dividends	—	—	—	(44,687)	(44,687)	13,563	(31,124)
Subsidiary preferred stock dividends	—	—	—	(528)	(528)	—	(528)
Total other comprehensive income (loss)	—	—	(22,609)	—	(22,609)	—	(22,609)
Dividends declared on common stock	—	—	—	(45,726)	(45,726)	—	(45,726)
Balance at December 31, 2010	100,000	1,290,465	(68,666)	314,943	1,536,742	85,177	1,721,919
Proceeds from stock option exercise	—	5,622	—	—	5,622	—	5,622
Purchases to satisfy awards of common stock	—	(10,104)	—	—	(10,104)	—	(10,104)
Stock based compensation expense	—	6,556	—	—	6,556	—	6,556
Valencia's transactions with its owner	—	—	—	—	—	(16,801)	(16,801)
Purchase of preferred stock	(100,000)	26,490	—	—	26,490	—	(73,510)
Purchase of common stock	—	(125,838)	—	—	(125,838)	—	(125,838)
Net earnings excluding subsidiary preferred stock dividends	—	—	—	176,887	176,887	14,047	190,934
Subsidiary preferred stock dividends	—	—	—	(528)	(528)	—	(528)
Total other comprehensive income	—	—	1,810	—	1,810	—	1,810
Dividends declared on common stock	—	—	—	(43,652)	(43,652)	—	(43,652)
Balance at December 31, 2011	—	1,193,191	(66,856)	447,650	1,573,985	82,423	$1,656,408
Proceeds from stock option exercise	—	11,684	—	—	11,684	—	11,684
Purchases to satisfy awards of common stock	—	(25,168)	—	—	(25,168)	—	(25,168)
Excess tax (shortfall) from stock-based payment arrangements	—	(473)	—	—	(473)	—	(473)
Stock based compensation expense	—	3,585	—	—	3,585	—	3,585
Valencia's transactions with its owner	—	—	—	—	—	(15,630)	(15,630)
Net earnings excluding subsidiary preferred stock dividends	—	—	—	106,075	106,075	14,050	120,125
Subsidiary preferred stock dividends	—	—	—	(528)	(528)	—	(528)
Total other comprehensive income	—	—	(14,774)	—	(14,774)	—	(14,774)
Dividends declared on common stock	—	—	—	(46,199)	(46,199)	—	(46,199)
Balance at December 31, 2012	$ —	$1,182,819	$ (81,630)	$ 506,998	$1,608,187	$ 80,843	$1,689,030

The accompanying notes, as they relate to PNMR, are an integral part of these financial statements.

PUBLIC SERVICE COMPANY OF NEW MEXICO AND SUBSIDIARIES
A WHOLLY OWNED SUBSIDIARY OF PNM RESOURCES, INC.
CONSOLIDATED STATEMENTS OF EARNINGS

	Year Ended December 31,		
	2012	**2011**	**2010**
		(In thousands)	
Electric Operating Revenues	$ 1,092,264	$ 1,057,289	$ 1,017,128
Operating Expenses:			
Cost of energy	353,649	362,237	352,270
Administrative and general	169,285	157,217	153,585
Energy production costs	185,403	180,802	195,917
Regulatory disallowances	—	17,479	—
Depreciation and amortization	97,291	94,787	92,281
Transmission and distribution costs	46,039	45,768	43,059
Taxes other than income taxes	34,715	37,556	31,894
Total operating expenses	886,382	895,846	869,006
Operating income	205,882	161,443	148,122
Other Income and Deductions:			
Interest income	13,243	15,562	18,854
Gains on investments held by NDT	13,015	8,985	4,868
Other income	8,126	2,220	12,794
Other deductions	(7,851)	(6,896)	(4,950)
Net other income (deductions)	26,533	19,871	31,566
Interest Charges	76,101	75,349	72,400
Earnings before Income Taxes	156,314	105,965	107,288
Income Taxes	50,713	37,427	36,427
Net Earnings	105,601	68,538	70,861
(Earnings) Attributable to Valencia Non-controlling Interest	(14,050)	(14,047)	(13,563)
Net Earnings Attributable to PNM	91,551	54,491	57,298
Preferred Stock Dividends Requirements	(528)	(528)	(528)
Net Earnings Available for PNM Common Stock	$ 91,023	$ 53,963	$ 56,770

The accompanying notes, as they relate to PNM, are an integral part of these financial statements.

PUBLIC SERVICE COMPANY OF NEW MEXICO AND SUBSIDIARIES
A WHOLLY OWNED SUBSIDIARY OF PNM RESOURCES, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended December 31,		
	2012	2011	2010
		(In thousands)	
Net Earnings	$ 105,601	$ 68,538	$ 70,861
Other Comprehensive Income (Loss):			
Unrealized Gain (Loss) on Investment Securities:			
Unrealized holding gains arising during the period, net of income tax (expense) benefit of $(15,262), $(13,577), and $(6,643)	23,286	20,718	10,136
Reclassification adjustment for (gains) included in net earnings, net of income tax expense of $14,755, $13,956, and $3,070	(22,514)	(21,295)	(4,684)
Pension Liability Adjustment:			
Experience gain (loss), net of income tax (expense) benefit of $11,910, $1,334 and $6,289	(18,174)	(2,035)	(9,597)
Reclassification adjustment for amortization of experience (gain) loss recognized as net periodic benefit cost, net of income tax (expense) of $(1,825), $(1,694) and $(1,218)	2,786	2,584	1,859
Fair Value Adjustment for Designated Cash Flow Hedges:			
Change in fair market value, net of income tax (expense) of $0, $0, and $(3,406)	—	—	5,198
Reclassification adjustment for (gains) losses included in net earnings, net of income tax expense (benefit) of $0, $(11), and $11,725	—	16	(17,891)
Total Other Comprehensive Income (Loss)	(14,616)	(12)	(14,979)
Comprehensive Income	90,985	68,526	55,882
Comprehensive (Income) Attributable to Valencia Non-controlling Interest	(14,050)	(14,047)	(13,563)
Comprehensive Income Attributable to PNM	$ 76,935	$ 54,479	$ 42,319

The accompanying notes, as they relate to PNM, are an integral part of these financial statements.

PUBLIC SERVICE COMPANY OF NEW MEXICO AND SUBSIDIARIES
A WHOLLY OWNED SUBSIDIARY OF PNM RESOURCES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,		
	2012	2011	2010
		(In thousands)	
Cash Flows From Operating Activities:			
Net earnings	$ 105,601	$ 68,538	$ 70,861
Adjustments to reconcile net earnings to net cash flows from operating activities:			
Depreciation and amortization	129,514	123,216	117,619
PVNGS firm-sales contracts revenue	—	(2,558)	(58,289)
Deferred income tax expense	65,479	90,567	113,680
Net unrealized (gains) losses on derivatives	(1,598)	(3,822)	5,693
Realized (gains) on investments held by NDT	(13,015)	(8,985)	(4,868)
Regulatory disallowances	—	17,479	—
Other, net	(120)	4,216	882
Changes in certain assets and liabilities:			
Accounts receivable and unbilled revenues	(4,756)	(23,487)	8,145
Materials, supplies, and fuel stock	(5,268)	(2,067)	(1,665)
Other current assets	(3,014)	(14,916)	(24,434)
Other assets	(27,338)	(795)	21,569
Accounts payable	11,028	12,524	(5,542)
Accrued interest and taxes	47,666	(45,579)	(15,992)
Other current liabilities	(2,539)	15,216	(27,914)
Proceeds from governmental grants	21,567	2,103	—
Other liabilities	(54,787)	(18,612)	(50,617)
Net cash flows from operating activities	268,420	213,038	149,128
Cash Flows From Investing Activities:			
Utility plant additions	(196,800)	(251,345)	(226,766)
Proceeds from sales of investments held by NDT	167,330	145,286	79,853
Purchases of investments held by NDT	(173,158)	(149,185)	(85,847)
Return of principal on PVNGS lessor notes	23,455	32,274	29,851
Other, net	(1,184)	1,782	2,319
Net cash flows from investing activities	(180,357)	(221,188)	(200,590)

The accompanying notes, as they relate to PNM, are an integral part of these financial statements.

PUBLIC SERVICE COMPANY OF NEW MEXICO AND SUBSIDIARIES
A WHOLLY OWNED SUBSIDIARY OF PNM RESOURCES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,		
	2012	**2011**	**2010**
		(In thousands)	
Cash Flows From Financing Activities:			
Short-term borrowings (repayments), net	(44,900)	(124,000)	72,000
Long-term borrowings	20,000	160,000	403,845
Repayment of long-term debt	(20,000)	—	(403,845)
Payments received on PVNGS firm-sales contracts	—	2,558	30,476
Equity contribution from parent	—	43,000	—
Valencia's transactions with its owner	(15,630)	(16,801)	(17,745)
Dividends paid	(34,961)	(47,862)	(28,524)
Proceeds from transmission interconnection arrangements	983	1,246	8,515
Repayment of transmission interconnection arrangements	(1,753)	(4,637)	—
Other, net	(151)	(3,383)	(4,297)
Net cash flows from financing activities	(96,412)	10,121	60,425
Change in Cash and Cash Equivalents	(8,349)	1,971	8,963
Cash and Cash Equivalents at Beginning of Year	12,307	10,336	1,373
Cash and Cash Equivalents at End of Year	$ 3,958	$ 12,307	$ 10,336
Supplemental Cash Flow Disclosures:			
Interest paid, net of amounts capitalized	$ 73,036	$ 69,995	$ 72,392
Income taxes paid (refunded), net	$ (63,113)	$ (1,541)	$ (59,298)

The accompanying notes, as they relate to PNM, are an integral part of these financial statements.

PUBLIC SERVICE COMPANY OF NEW MEXICO AND SUBSIDIARIES
A WHOLLY OWNED SUBSIDIARY OF PNM RESOURCES, INC.
CONSOLIDATED BALANCE SHEETS

	December 31, 2012	December 31, 2011
	(In thousands)	
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 3,958	$ 12,307
Accounts receivable, net of allowance for uncollectible accounts of $1,751 and $1,778	69,876	68,661
Unbilled revenues	49,085	48,928
Other receivables	50,975	65,465
Affiliate receivables	9,050	8,912
Materials, supplies, and fuel stock	56,790	51,521
Regulatory assets	36,490	44,480
Commodity derivative instruments	3,785	3,713
Income taxes receivable	80,223	128,858
Other current assets	27,457	26,776
Total current assets	387,689	459,621
Other Property and Investments:		
Investment in PVNGS lessor notes	54,325	79,049
Investments held by NDT	188,971	168,851
Other investments	4,034	2,900
Non-utility property	976	976
Total other property and investments	248,306	251,776
Utility Plant:		
Plant in service and plant held for future use	4,133,532	4,009,873
Less accumulated depreciation and amortization	1,355,240	1,305,754
	2,778,292	2,704,119
Construction work in progress	102,329	116,030
Nuclear fuel, net of accumulated amortization of $42,644 and $36,411	81,627	80,067
Net utility plant	2,962,248	2,900,216
Deferred Charges and Other Assets:		
Regulatory assets	431,956	352,387
Goodwill	51,632	51,632
Commodity derivative instruments	352	—
Other deferred charges	81,724	79,655
Total deferred charges and other assets	565,664	483,674
	$ 4,163,907	$ 4,095,287

The accompanying notes, as they relate to PNM, are an integral part of these financial statements.

PUBLIC SERVICE COMPANY OF NEW MEXICO AND SUBSIDIARIES
A WHOLLY OWNED SUBSIDIARY OF PNM RESOURCES, INC.
CONSOLIDATED BALANCE SHEETS

	December 31, 2012	December 31, 2011
	(In thousands, except share information)	
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities:		
Short-term debt	$ 21,100	$ 66,000
Accounts payable	73,914	82,619
Affiliate payables	25,340	14,592
Customer deposits	18,176	15,971
Accrued interest and taxes	30,320	32,111
Regulatory liabilities	15,172	125
Commodity derivative instruments	1,000	1,632
Dividends declared	132	132
Current portion of accumulated deferred income taxes	3,447	16,562
Other current liabilities	54,150	60,819
Total current liabilities	242,751	290,563
Long-term Debt	1,215,579	1,215,540
Deferred Credits and Other Liabilities:		
Accumulated deferred income taxes	573,881	504,419
Accumulated deferred investment tax credits	14,242	15,771
Regulatory liabilities	379,841	373,703
Asset retirement obligations	85,042	78,425
Accrued pension liability and postretirement benefit cost	208,618	213,688
Commodity derivative instruments	1,933	2,437
Other deferred credits	95,585	94,700
Total deferred credits and liabilities	1,359,142	1,283,143
Total liabilities	2,817,472	2,789,246
Commitments and Contingencies (See Note 16)		
Cumulative Preferred Stock		
without mandatory redemption requirements ($100 stated value; 10,000,000 shares authorized; issued and outstanding 115,293 shares)	11,529	11,529
Equity:		
PNM common stockholder's equity:		
Common stock (no par value; 40,000,000 shares authorized; issued and outstanding 39,117,799 shares)	1,061,776	1,061,776
Accumulated other comprehensive income (loss), net of income tax	(81,414)	(66,798)
Retained earnings	273,701	217,111
Total PNM common stockholder's equity	1,254,063	1,212,089
Non-controlling interest in Valencia	80,843	82,423
Total equity	1,334,906	1,294,512
	$ 4,163,907	$ 4,095,287

The accompanying notes, as they relate to PNM, are an integral part of these financial statements.

PUBLIC SERVICE COMPANY OF NEW MEXICO AND SUBSIDIARIES
A WHOLLY OWNED SUBSIDIARY OF PNM RESOURCES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to PNM					
	Common Stock	**AOCI**	**Retained Earnings**	**Total PNM Common Stockholder's Equity**	**Non-controlling Interest in Valencia**	**Total Equity**
	(In thousands)					
Balance at December 31, 2009	$1,018,776	$ (51,807)	$ 181,706	$ 1,148,675	$ 89,359	$1,238,034
Valencia's transactions with its owner	—	—	—	—	(17,745)	(17,745)
Net earnings	—	—	57,298	57,298	13,563	70,861
Total other comprehensive income (loss)	—	(14,979)	—	(14,979)	—	(14,979)
Dividends declared on preferred stock	—	—	(528)	(528)	—	(528)
Dividends declared on common stock	—	—	(67,117)	(67,117)	—	(67,117)
Balance at December 31, 2010	1,018,776	(66,786)	171,359	1,123,349	85,177	1,208,526
Valencia's transactions with its owner	—	—	—	—	(16,801)	(16,801)
Net earnings	—	—	54,491	54,491	14,047	68,538
Total other comprehensive income (loss)	—	(12)	—	(12)	—	(12)
Equity contributions from parent	43,000	—	—	43,000	—	43,000
Dividends declared on preferred stock	—	—	(528)	(528)	—	(528)
Dividends declared on common stock	—	—	(8,211)	(8,211)	—	(8,211)
Balance at December 31, 2011	1,061,776	(66,798)	217,111	1,212,089	82,423	1,294,512
Valencia's transactions with its owner	—	—	—	—	(15,630)	(15,630)
Net earnings	—	—	91,551	91,551	14,050	105,601
Total other comprehensive income (loss)	—	(14,616)	—	(14,616)	—	(14,616)
Dividends declared on preferred stock	—	—	(528)	(528)	—	(528)
Dividends declared on common stock	—	—	(34,433)	(34,433)	—	(34,433)
Balance at December 31, 2012	$1,061,776	$ (81,414)	$ 273,701	$ 1,254,063	$ 80,843	$1,334,906

The accompanying notes, as they relate to PNM, are an integral part of these financial statements.

TEXAS-NEW MEXICO POWER COMPANY AND SUBSIDIARIES
A WHOLLY OWNED SUBSIDIARY OF PNM RESOURCES, INC.
CONSOLIDATED STATEMENTS OF EARNINGS

	Year Ended December 31,		
	2012	2011	2010
		(In thousands)	
Electric Operating Revenues			
Non-affiliates	$ 250,140	$ 204,045	$ 173,504
Affiliate	—	33,813	39,084
Total electric operating revenues	250,140	237,858	212,588
Operating Expenses:			
Cost of energy	46,201	41,166	37,064
Administrative and general	40,775	39,485	37,070
Regulatory disallowances	—	3,923	—
Depreciation and amortization	49,340	44,616	41,726
Transmission and distribution costs	25,086	23,915	20,357
Taxes other than income taxes	21,218	20,911	19,960
Total operating expenses	182,620	174,016	156,177
Operating income	67,520	63,842	56,411
Other Income and Deductions:			
Interest income	1	2	1
Other income	4,698	1,753	1,275
Other deductions	(1,959)	(173)	(504)
Net other income (deductions)	2,740	1,582	772
Interest Charges	28,161	29,286	31,157
Earnings Before Income Taxes	42,099	36,138	26,026
Income Taxes	15,352	13,881	10,044
Net Earnings	$ 26,747	$ 22,257	$ 15,982

The accompanying notes, as they relate to TNMP, are an integral part of these financial statements.

TEXAS-NEW MEXICO POWER COMPANY AND SUBSIDIARIES
A WHOLLY OWNED SUBSIDIARY OF PNM RESOURCES, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31,		
	2012	2011	2010
		(In thousands)	
Net Earnings	$ 26,747	$ 22,257	$ 15,982
Other Comprehensive Income (Loss):			
Pension Liability Adjustment:			
Experience gain (loss), net of income tax (expense) benefit of $0, $(147) and $41	—	267	(74)
Reclassification adjustment for amortization of experience (gain) loss recognized as net periodic benefit cost, net of income tax (expense) benefit of $0, $(5) and $1	—	8	(2)
Fair Value Adjustment for Designated Cash Flow Hedge:			
Change in fair value, net of income tax (expense) of $153, $430, and $1,139	(275)	(777)	(2,056)
Reclassification adjustment for losses included in net earnings, net of income tax expense (benefit) of $(65), $(1,068), and $(399)	117	1,929	721
Total Other Comprehensive Income (Loss)	(158)	1,427	(1,411)
Comprehensive Income	$ 26,589	$ 23,684	$ 14,571

The accompanying notes, as they relate to TNMP, are an integral part of these financial statements.

TEXAS-NEW MEXICO POWER COMPANY AND SUBSIDIARIES
A WHOLLY OWNED SUBSIDIARY OF PNM RESOURCES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2012	2011	2010
		(In thousands)	
Cash Flows From Operating Activities:			
Net earnings	$ 26,747	$ 22,257	$ 15,982
Adjustments to reconcile net earnings to net cash flows from operating activities:			
Depreciation and amortization	54,396	48,572	45,703
Regulatory disallowances	—	3,923	—
Deferred income tax expense	4,378	15,478	4,962
Other, net	(889)	(532)	23
Changes in certain assets and liabilities:			
Accounts receivable and unbilled revenues	2,208	(9,130)	536
Materials and supplies	(143)	77	(195)
Other current assets	(3,515)	4,777	(3,011)
Other assets	(3,145)	(3,247)	(2,937)
Accounts payable	(666)	2,225	(706)
Accrued interest and taxes	9,825	(2,520)	17,442
Other current liabilities	(2,106)	513	(24)
Other liabilities	4,311	(611)	(581)
Net cash flows from operating activities	91,401	81,782	77,194
Cash Flows From Investing Activities:			
Utility plant additions	(92,973)	(67,407)	(41,018)
Net cash flows from investing activities	(92,973)	(67,407)	(41,018)

The accompanying notes, as they relate to TNMP, are an integral part of these financial statements.

TEXAS-NEW MEXICO POWER COMPANY AND SUBSIDIARIES
A WHOLLY OWNED SUBSIDIARY OF PNM RESOURCES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2012	**2011**	**2010**
		(In thousands)	
Cash Flow From Financing Activities:			
Short-term borrowings (repayments) – affiliate, net	27,600	(500)	(22,300)
Long-term borrowings	—	50,000	—
Repayment of long-term debt	—	(50,000)	—
Dividends paid	(26,028)	(13,714)	(13,079)
Debt issuance costs and other	—	(161)	(934)
Net cash flows from financing activities	1,572	(14,375)	(36,313)
Change in Cash and Cash Equivalents	—	—	(137)
Cash and Cash Equivalents at Beginning of Year	1	1	138
Cash and Cash Equivalents at End of Year	$ 1	$ 1	$ 1
Supplemental Cash Flow Disclosures:			
Interest paid, net of amounts capitalized	$ 25,360	$ 27,236	$ 27,696
Income taxes paid, (refunded) net	$ 1,848	$ 1,466	$ (11,705)

The accompanying notes, as they relate to TNMP, are an integral part of these financial statements.

TEXAS-NEW MEXICO POWER COMPANY AND SUBSIDIARIES
A WHOLLY OWNED SUBSIDIARY OF PNM RESOURCES, INC.
CONSOLIDATED BALANCE SHEETS

	December 31,	
	2012	**2011**
	(In thousands)	
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 1	$ 1
Accounts receivable	17,217	19,133
Unbilled revenues	8,181	8,473
Other receivables	2,359	847
Materials and supplies	2,853	2,710
Regulatory assets	2,630	513
Current portion of accumulated deferred income taxes	1,131	2,272
Other current assets	1,107	694
Total current assets	35,479	34,643
Other Property and Investments:		
Other investments	281	271
Non-utility property	2,240	2,240
Total other property and investments	2,521	2,511
Utility Plant:		
Plant in service and plant held for future use	1,009,108	947,327
Less accumulated depreciation and amortization	339,315	323,123
	669,793	624,204
Construction work in progress	19,801	12,968
Net utility plant	689,594	637,172
Deferred Charges and Other Assets:		
Regulatory assets	123,621	129,768
Goodwill	226,665	226,665
Other deferred charges	8,349	6,686
Total deferred charges and other assets	358,635	363,119
	$ 1,086,229	$ 1,037,445

The accompanying notes, as they relate to TNMP, are an integral part of these financial statements.

TEXAS-NEW MEXICO POWER COMPANY AND SUBSIDIARIES
A WHOLLY OWNED SUBSIDIARY OF PNM RESOURCES, INC.
CONSOLIDATED BALANCE SHEETS

	December 31,	
	2012	**2011**
	(In thousands, except share information)	
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities:		
Short-term debt – affiliate	$ 28,300	$ 700
Accounts payable	8,848	12,263
Affiliate payables	4,381	1,314
Accrued interest and taxes	30,491	20,666
Other current liabilities	8,854	9,480
Total current liabilities	80,874	44,423
Long-term Debt	311,589	310,963
Deferred Credits and Other Liabilities:		
Accumulated deferred income taxes	163,710	159,197
Regulatory liabilities	43,619	44,395
Asset retirement obligations	732	699
Accrued pension liability and postretirement benefit cost	15,947	11,078
Other deferred credits	5,944	3,437
Total deferred credits and other liabilities	229,952	218,806
Total liabilities	622,415	574,192
Commitments and Contingencies (See Note 16)		
Common Stockholder's Equity:		
Common stock ($10 par value; 12,000,000 shares authorized; issued and outstanding 6,358 shares)	64	64
Paid-in-capital	390,366	416,394
Accumulated other comprehensive income (loss), net of income tax	(216)	(58)
Retained earnings	73,600	46,853
Total common stockholder's equity	463,814	463,253
	$ 1,086,229	$ 1,037,445

The accompanying notes, as they relate to TNMP, are an integral part of these financial statements.

TEXAS-NEW MEXICO POWER COMPANY AND SUBSIDIARIES
A WHOLLY OWNED SUBSIDIARY OF PNM RESOURCES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN COMMON STOCKHOLDER'S EQUITY

	Common Stock	Paid-in Capital	AOCI	Retained Earnings	Total Common Stockholder's Equity
			(In thousands)		
Balance at December 31, 2009	$ 64	$ 443,187	$ (74)	$ 8,614	$ 451,791
Net earnings	—	—	—	15,982	15,982
Total other comprehensive income (loss)	—	—	(1,411)	—	(1,411)
Dividends declared on common stock	—	(13,079)	—	—	(13,079)
Balance at December 31, 2010	64	430,108	(1,485)	24,596	453,283
Net earnings	—	—	—	22,257	22,257
Total other comprehensive income	—	—	1,427	—	1,427
Dividends declared on common stock	—	(13,714)	—	—	(13,714)
Balance at December 31, 2011	64	416,394	(58)	46,853	463,253
Net earnings	—	—	—	26,747	26,747
Total other comprehensive income (loss)	—	—	(158)	—	(158)
Dividends declared on common stock	—	(26,028)	—	—	(26,028)
Balance at December 31, 2012	$ 64	$ 390,366	$ (216)	$ 73,600	$ 463,814

The accompanying notes, as they relate to TNMP, are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012, 2011 and 2010

(1) Summary of the Business and Significant Accounting Policies

Nature of Business

PNMR is an investor-owned holding company of energy and energy-related businesses. At December 31, 2012, PNMR's primary subsidiaries are PNM and TNMP. PNM is a public utility with regulated operations primarily engaged in the generation, transmission, and distribution of electricity. TNMP is a wholly owned subsidiary of TNP, which is a holding company that is wholly owned by PNMR. TNMP provides regulated transmission and distribution services in Texas. PNMR completed the sale of First Choice, which was also a subsidiary of TNP on November 1, 2011. First Choice was a competitive retail electric provider operating in Texas. Until September 23, 2011, PNMR owned 50% of Optim Energy, which was focused on unregulated electric operations, principally within the areas of Texas covered by ERCOT. See Note 3 and Note 21. PNMR's common stock trades on the New York Stock Exchange under the symbol PNM.

Financial Statement Preparation and Presentation

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could ultimately differ from those estimated.

The Notes to Consolidated Financial Statements include disclosures for PNMR, PNM, and TNMP. For discussion purposes, this report will use the term "Company" when discussing matters of common applicability to PNMR, PNM, and TNMP. Discussions regarding only PNMR, PNM, or TNMP will be indicated as such.

Certain amounts in the 2011 and 2010 Consolidated Financial Statements and Notes thereto have been reclassified to conform to the 2012 financial statement presentation.

GAAP defines subsequent events as events or transactions that occur after the balance sheet date but before financial statements are issued or are available to be issued. Based on their nature, magnitude, and timing, certain subsequent events may be required to be reflected at the balance sheet date and/or required to be disclosed in the financial statements. The Company has evaluated subsequent events as required by GAAP.

Principles of Consolidation

The Consolidated Financial Statements of each of PNMR, PNM, and TNMP include their accounts and those of subsidiaries in which that entity owns a majority voting interest. PNM also consolidates the PVNGS Capital Trust and Valencia. PNM owns undivided interests in several jointly-owned power plants and records its pro-rata share of the assets, liabilities, and expenses for those plants.

PNMR shared services' administrative and general expenses, which represent costs that are primarily driven by corporate level activities, are charged to the business segments. These services are billed at cost, except those services billed to Optim Energy, which included a profit element. Other significant intercompany transactions between PNMR, PNM, and TNMP include transmission and distribution services; lease, interest, and income tax sharing payments; and dividends paid on common stock. All intercompany transactions and balances have been eliminated. See Note 18.

Accounting for the Effects of Certain Types of Regulation

The Company maintains its accounting records in accordance with the uniform system of accounts prescribed by FERC and adopted by the NMPRC and PUCT.

Certain of the Company's operations are regulated by the NMPRC, PUCT, and FERC and the provisions of GAAP for rate-regulated enterprises are applied to the regulated operations. Regulators may assign costs to accounting periods that differ from accounting methods applied by non-regulated utilities. When it is probable that regulators will permit recovery of costs through future rates, costs are deferred as regulatory assets that otherwise would be expensed. Likewise, regulatory liabilities are recognized when it is probable that regulators will require refunds through future rates or when revenue is collected for expenditures that have not yet been incurred. Regulatory assets and liabilities are amortized into earnings over the authorized recovery period.

Accordingly, the Company has deferred certain costs and recorded certain liabilities pursuant to the rate actions of FERC, the NMPRC, and the PUCT. Information on regulatory assets and regulatory liabilities is contained in Note 4.

In some circumstances, regulators allow a requested increase in rates to be implemented, subject to refund, before the regulatory process has been completed and a decision rendered by the regulator. When this occurs, the Company assesses the possible outcomes of the rate proceeding. The Company records a provision for refund to the extent the amounts being collected, subject to refund, exceed the amount the Company determines is probable of ultimately being allowed by the regulator.

Cash and Cash Equivalents

Investments in highly liquid investments with original maturities of three months or less at the date of purchase are considered cash equivalents.

Utility Plant

Utility plant is stated at cost, which includes capitalized payroll-related costs such as taxes, pension, and other fringe benefits, administrative costs and AFUDC where authorized by rate regulation.

Repairs, including major maintenance activities, and minor replacements of property are expensed when incurred, except as required by regulators for ratemaking purposes. Major replacements are charged to utility plant. Gains or losses resulting from retirements or other dispositions of regulated property in the normal course of business are credited or charged to the accumulated provision for depreciation.

Allowance for Funds Used During Construction

As provided by the FERC uniform systems of accounts, AFUDC is charged to regulated utility plant for construction projects. This allowance is a non-cash item designed to enable a utility to capitalize financing costs during periods of construction of property subject to rate regulation. It represents the cost of borrowed funds (allowance for borrowed funds used during construction) and a return on other funds (allowance for equity funds used during construction). The allowance for borrowed funds used during construction is recorded in interest expense and the allowance for equity funds used during construction is recorded in other income on the Consolidated Statements of Earnings (Loss).

In 2012, 2011, and 2010, PNM recorded $7.3 million, $1.5 million, and $4.6 million of AFUDC on certain projects and TNMP recorded $1.3 million, $1.2 million, and $0.2 million.

Capitalized Interest

PNMR capitalizes interest on its construction projects and major computer software projects not subject to the computation of AFUDC. Interest was capitalized at the overall weighted average borrowing rate of 6.6%, 6.6%, and 6.7% for 2012, 2011, and 2010. In 2012, 2011, and 2010, PNMR's capitalized interest was $1.2 million, $0.5 million, and $0.8 million; PNM's was $0.8 million, $0.2 million, and $0.4 million; and TNMP had no capitalized interest.

Carrying Charges on Stranded Costs

TNMP's estimate of allowable carrying charges on stranded costs that it may recover from its transmission and distribution customers is based on a Texas Supreme Court ruling and the PUCT's application of that ruling.

Materials, Supplies, and Fuel Stock

Materials and supplies relate to transmission, distribution, and generating assets. Materials and supplies are charged to inventory when purchased and are expensed or capitalized as appropriate when issued. Materials and supplies are valued using an average costing method.

Coal is valued using a rolling weighted average costing method that is updated based on the current period cost per ton. Periodic aerial surveys are performed on the coal piles and adjustments are made.

Inventories consisted of the following at December 31:

	PNMR		PNM		TNMP	
	2012	2011	2012	2011	2012	2011
	(In thousands)					
Coal	$ 19,231	$ 17,175	$ 19,231	$ 17,175	$ —	$ —
Materials and supplies	40,412	37,056	37,559	34,346	2,853	2,710
	$ 59,643	$ 54,231	$ 56,790	$ 51,521	$ 2,853	$ 2,710

Investments

In 1985 and 1986, PNM entered into eleven operating leases for interests in certain PVNGS generation facilities (Note 7). The 10.3% and 10.15% lessor notes that were issued by the owners of the assets subject to these leases were subsequently purchased by and are now held by the PVNGS Capital Trust, which is consolidated by PNM. Eight leases continue and are classified as operating leases. The PVNGS Capital Trust intends to hold the lessor notes until such notes mature in 2015 and 2016. Similarly, in 1985, PNM entered into two operating leases for the EIP transmission line for which the owners had issued lessor notes. In 2003, PNM acquired a 60% ownership interest in the EIP, collapsing the lease relating to it. In 2004, PNM purchased the outstanding lessor note relating to the remaining 40% interest. The remaining EIP lessor note bore interest at 10.25%, matured in 2012, and was carried on the Consolidated Balance Sheet in other investments at $2.2 million as of December 31, 2011. The PVNGS EIP lessor notes are carried at amortized cost, as were the EIP lessor notes.

The Company's other investments, including the NDT, are primarily comprised of international, United States, state, and municipal government obligations and corporate debt and equity securities. All investments are held in the Company's name and are in the custody of major financial institutions. The specific identification method is used to determine the cost of securities disposed of, with realized gains and losses reflected in other income and deductions. At December 31, 2012 and 2011, substantially all of these investments were classified as available for sale. PNM holds investment securities in the NDT for the purpose of funding its share of the decommissioning costs of PVNGS and, beginning in August 2012, a trust for PNM's share of post-term reclamation costs related to the coal mines serving SJGS (Note 16). PNM evaluates these investment securities for impairment on an on-going basis. Since third party investment managers have sole discretion over the purchase and sales of the NDT securities, PNM records a realized loss as an impairment for any security that has a market value that is less than cost at the end of each quarter. For the years ended December 31, 2012, 2011, and 2010, PNM recorded impairment losses on securities held in the NDT of $4.8 million, $12.5 million, and $5.0 million. No gains or losses are deferred as regulatory assets or liabilities. Unrealized gains on these investments are included in other comprehensive income, net of any related tax effect.

Investment in Optim Energy

Through September 23, 2011, PNMR accounted for its investment in Optim Energy using the equity method of accounting because PNMR's ownership interest resulted in significant influence, but not control, over Optim Energy and its operations. On September 23, 2011, PNMR's ownership interest in Optim Energy was reduced to 1% and PNMR began using the cost method of accounting. On January 4, 2012, ECJV acquired PNMR's remaining 1% ownership interest at fair market value, which was determined to be zero. Through December 31, 2010, PNMR recorded its percentage share of earnings or loss of Optim Energy and carried its investment at cost, adjusted for its share of undistributed earnings or losses. PNMR's investment in Optim Energy was reduced to zero at December 31, 2010 due to the determination that the investment was fully impaired. See Note 21.

Goodwill and Other Intangible Assets

Under GAAP, the Company does not amortize goodwill. Certain intangible assets are amortized over their estimated useful lives. Goodwill and non-amortizable other intangible assets are evaluated for impairment annually, or more frequently if events and circumstances indicate that the goodwill and intangible assets might be impaired. Amortizable other intangible assets are amortized over the shorter of their economic or legal lives and are evaluated for impairment when events and circumstances indicate that the assets might be impaired. See Note 22.

Asset Impairment

Tangible long-lived assets are evaluated in relation to the future undiscounted cash flows to assess recoverability when events and circumstances indicate that the assets might be impaired.

Revenue Recognition

Operating revenues are recorded in the period of energy delivery, which includes estimated amounts for service rendered but unbilled at the end of each accounting period. The determination of the energy sales to individual customers is based on the reading of their meters, which occurs on a systematic basis throughout the month. At the end of each month, amounts of energy delivered to customers since the date of the last meter reading and the corresponding unbilled revenue are estimated. Unbilled electric revenue is estimated based on the daily generation volumes, estimated customer usage by class, weather factors, line losses, and applicable customer rates reflecting historical trends and experience.

PNM's wholesale electricity sales are recorded as operating revenues and the wholesale electricity purchases are recorded as costs of energy sold. In accordance with GAAP, derivative contracts that are net settled or "booked-out" are recorded net in earnings. A book-out is the planned or unplanned netting of off-setting purchase and sale transactions. A book-out is a transmission mechanism to reduce congestion on the transmission system or administrative burden. For accounting purposes, a book-out is the recording of net revenues upon the settlement of a derivative contract.

Unrealized gains and losses on contracts that do not qualify for the normal purchases or normal sales exception or are not designated for hedge accounting are classified as economic hedges. Economic hedges are defined as derivative instruments, including long-term power agreements, used to hedge generation assets and purchased power costs. Changes in the fair value of economic hedges are reflected in results of operations, with changes related to economic hedges on sales included in operating revenues and changes related to economic hedges on purchases included in cost of energy sold. The Company has no trading transactions.

Accounts Receivable and Allowance for Uncollectible Accounts

Accounts receivable consists primarily of trade receivables from customers. In the normal course of business, credit is extended to customers on a short-term basis. The Company calculates the allowance for uncollectible accounts based on historical experience and estimated default rates by customer class applied to corresponding accounts receivable balances net of customer deposit coverage. The accounts receivable balances are reviewed monthly and adjustments to the allowance for uncollectible accounts and bad debt expense are made as necessary. Amounts that are deemed uncollectible are written off.

Depreciation and Amortization

PNM's provision for depreciation and amortization of utility plant, other than nuclear fuel, is based upon straight-line rates approved by the NMPRC. Amortization of nuclear fuel is based on units-of-production. TNMP's provision for depreciation and amortization of utility plant is based upon straight-line rates approved by the PUCT. Depreciation of non-utility property is computed based on the straight-line method. The provision for depreciation of certain equipment is allocated between depreciation expense and construction projects based on the use of the equipment. Average rates used are as follows:

	Year ended December 31		
	2012	2011	2010
PNM			
Electric plant	2.25%	2.24%	2.24%
Common, intangible, and general plant	5.35%	6.03%	5.63%
TNMP	3.56%	3.41%	3.39%

Amortization of Debt Acquisition Costs

Discount, premium, and expense related to the issuance of long-term debt are amortized over the lives of the respective issues. Gains and losses incurred upon the early retirement of long-term debt are recognized in other income or deductions, except for amounts attributable to NMPRC, FERC, or PUCT regulation, which are recorded as regulatory assets or liabilities and amortized over the lives of the respective issues.

Derivatives

The Company records derivative instruments, other than those designated as normal purchases or sales, in the balance sheet as either an asset or liability measured at their fair value. GAAP requires that changes in the derivatives' fair value be recognized currently in earnings unless specific hedge accounting or normal purchase or sale criteria are met. For qualifying hedges, an entity must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. GAAP provides that the effective portion of the gain or loss on a derivative instrument designated and qualifying as a cash flow hedging instrument be reported as a component of AOCI and be reclassified into earnings in the period during which the hedged forecasted transaction affects earnings. The results of hedge ineffectiveness and the portion of the change in fair value of a derivative that an entity has chosen to exclude from hedge effectiveness are required to be presented in current earnings. See Note 8.

The Company treats all forward electric purchases and sales contracts subject to unplanned netting or book-out by the transmission provider as derivative instruments subject to mark-to-market accounting, unless the contract qualifies for the normal exception by meeting the definition of a capacity contract. Under this definition, the contract cannot permit net settlement, the seller must have the resources to serve the contract, and the buyer must be a load serving entity.

GAAP gives guidance on whether realized gains and losses on derivative contracts not held for trading purposes should be reported on a net or gross basis and concludes such classification is a matter of judgment that depends on the relevant facts and circumstances. Changes in the fair value of economic hedges are reflected in results of operations and are classified between operating revenues and cost of energy according to the intent of the economic hedge.

Decommissioning Costs

PNM owns and leases nuclear and fossil-fuel generating facilities. In accordance with GAAP, PNM is only required to recognize and measure decommissioning liabilities for tangible long-lived assets for which a legal obligation exists. Nuclear decommissioning costs and related accruals are based on site-specific estimates of the costs for removing all radioactive and other structures at PVNGS and are dependent upon numerous assumptions. PNM's accruals for PVNGS Units 1, 2, and 3, including portions held under leases, have been made based on such estimates, the guidelines of the NRC, and the extended PVNGS license period. PVNGS Unit 3 is excluded from PNM's retail rates while PVNGS Units 1 and 2 are included. PNM collects a provision for ultimate decommissioning of PVNGS Units 1 and 2 and its fossil-fueled generation facilities in its rates and recognizes a corresponding expense and liability for these amounts. See Note 15.

In connection with both the SJGS coal agreement and the Four Corners fuel agreement, the owners are required to reimburse the mining companies for the cost of contemporaneous reclamation as well as the costs for final reclamation of the coal mines. The reclamation costs are based on site-specific studies that estimate the costs to be incurred in the future and are dependent upon numerous assumptions. PNM considers the contemporaneous reclamation costs part of the cost of its delivered coal costs. See Note 16 for a discussion of the final reclamation costs.

Environmental Costs

The normal operations of the Company involve activities and substances that expose the Company to potential liabilities under laws and regulations protecting the environment. Liabilities under these laws and regulations can be material and in some instances may be imposed without regard to fault, or may be imposed for past acts, even though the past acts may have been lawful at the time they occurred.

The Company records its environmental liabilities when site assessments or remedial actions are probable and a range of reasonably likely cleanup costs can be estimated. The Company reviews its sites and measures the liability by assessing a range of reasonably likely costs for each identified site using currently available information and the probable level of involvement and financial condition of other potentially responsible parties. These estimates include costs for site investigations, remediation, operations and maintenance, monitoring, and site closure. The ultimate cost to clean up the Company's identified sites may vary from its recorded liability due to numerous uncertainties inherent in the estimation process. Amounts recorded for environmental expense in the years ended December 31, 2012, 2011, and 2010, as well as the amounts of environmental liabilities at December 31, 2012 and 2011 were insignificant.

Pension and Other Postretirement Benefits

See Note 12 for a discussion of pension and postretirement benefits expense, including a discussion of the actuarial assumptions.

Stock-Based Compensation

See Note 13 for a discussion of stock-based compensation expense.

Income Taxes

Income taxes are recognized using the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying value of existing assets and liabilities and their respective tax basis. Current NMPRC, FERC, and PUCT approved rates include the tax effects of the majority of these differences. GAAP requires that rate-regulated enterprises record deferred income taxes for temporary differences accorded flow-through treatment at the direction of a regulatory commission. The resulting deferred tax assets and liabilities are recorded at the expected cash flow to be reflected in future rates. Because the NMPRC, FERC, and the PUCT have consistently permitted the recovery of tax effects previously flowed-through earnings, the Company has established regulatory liabilities and assets offsetting such deferred tax assets and liabilities. The Company recognizes only the impact of tax positions that, based on their merits, are more likely than not to be sustained upon an IRS audit. The Company defers investment tax credits related to rate regulated assets and amortizes them over the estimated useful lives of those assets. See Note 11.

Excise Taxes

The Company pays certain fees or taxes which are either considered to be an excise tax or similar to an excise tax. Substantially all of these taxes are recorded on a net basis in the Consolidated Statements of Earnings.

(2) Segment Information

The following segment presentation is based on the methodology that management uses for making operating decisions and assessing performance of its various business activities. A reconciliation of the segment presentation to the GAAP financial statements is provided.

PNM

PNM includes the retail electric utility operations of PNM that are subject to traditional rate regulation by the NMPRC. PNM provides integrated electricity services that include the generation, transmission, and distribution of electricity for retail electric customers in New Mexico. PNM also includes the generation and sale of electricity into the wholesale market, as well as providing transmission services to third parties. The sale of electricity includes the asset optimization of PNM's jurisdictional assets as well as the capacity excluded from retail rates. FERC has jurisdiction over wholesale and transmission rates.

TNMP

TNMP is an electric utility providing regulated transmission and distribution services in Texas under the TECA. TNMP's operations are subject to traditional rate regulation by the PUCT.

First Choice

First Choice, which was sold by PNMR on November 1, 2011 (Note 2), operated as a certified retail electric provider in Texas. First Choice provided electricity to residential, small commercial, and governmental customers. Although First Choice was regulated in certain respects by the PUCT, it was not subject to traditional rate regulation.

Optim Energy

Optim Energy was considered a separate segment for PNMR. PNMR's investment in Optim Energy was held in the Corporate and Other segment Optim Energy's revenues and expenses are not included in PNMR's consolidated revenues and expenses or the following tables. See Note 21.

Corporate and Other

The Corporate and Other segment includes PNMR holding company activities, primarily related to corporate level debt and PNMR Services Company.

The following tables present summarized financial information for PNMR by segment. PNM and TNMP each operate in only one segment. Therefore, tabular segment information is not presented for PNM and TNMP.

PNMR SEGMENT INFORMATION

2012	PNM	TNMP	Corporate and Other	Consolidated
	(In thousands)			
Electric operating revenues	$ 1,092,264	$ 250,140	$ (1)	$ 1,342,403
Cost of energy	353,649	46,201	—	399,850
Margin	738,615	203,939	(1)	942,553
Other operating expenses	435,442	87,079	(17,862)	504,659
Depreciation and amortization	97,291	49,340	17,542	164,173
Operating income	205,882	67,520	319	273,721
Interest income	13,243	1	(172)	13,072
Gain on sale of First Choice	—	—	1,012	1,012
Other income (deductions)	13,290	2,739	(7,954)	8,075
Net interest charges	(76,101)	(28,161)	(16,583)	(120,845)
Earnings (loss) before income taxes	156,314	42,099	(23,378)	175,035
Income taxes	50,713	15,352	(11,155)	54,910
Earnings (loss) from continuing operations	105,601	26,747	(12,223)	120,125
Valencia non-controlling interest	(14,050)	—	—	(14,050)
Subsidiary preferred stock dividends	(528)	—	—	(528)
Segment earnings (loss) from continuing operations attributable to PNMR	$ 91,023	$ 26,747	$ (12,223)	$ 105,547
Gross property additions	$ 196,800	$ 92,973	$ 19,136	$ 308,909
At December 31, 2012:				
Total Assets	$ 4,163,907	$ 1,086,229	$ 122,447	$ 5,372,583
Goodwill	$ 51,632	$ 226,665	$ —	$ 278,297
Additions to utility plant and non-utility plant included in accounts payable	$ 7,083	$ 1,987	$ 6,602	$ 15,672

2011	PNM	TNMP	First Choice	Corporate and Other	Consolidated
			(In thousands)		
Operating revenues	$ 1,057,289	$ 204,045	$ 439,450	$ (165)	$ 1,700,619
Intersegment revenues	—	33,813	—	(33,813)	—
Total revenues	1,057,289	237,858	439,450	(33,978)	1,700,619
Cost of energy	362,237	41,166	323,331	(33,812)	692,922
Margin	695,052	196,692	116,119	(166)	1,007,697
Other operating expenses	438,822	88,234	75,966	(9,671)	593,351
Depreciation and amortization	94,787	44,616	1,098	16,546	157,047
Operating income (loss)	161,443	63,842	39,055	(7,041)	257,299
Interest income	15,562	2	64	(113)	15,515
Gain on sale of First Choice	—	—	—	174,925	174,925
Other income (deductions)	4,309	1,580	(650)	(15,660)	(10,421)
Net interest charges	(75,349)	(29,286)	(581)	(19,633)	(124,849)
Earnings (loss) before income taxes	105,965	36,138	37,888	132,478	312,469
Income taxes (benefit)	37,427	13,881	13,772	56,455	121,535
Earnings (loss) from continuing operations	68,538	22,257	24,116	76,023	190,934
Valencia non-controlling interest	(14,047)	—	—	—	(14,047)
Subsidiary preferred stock dividends	(528)	—	—	—	(528)
Segment earnings (loss) from continuing operations attributable to PNMR	$ 53,963	$ 22,257	$ 24,116	$ 76,023	$ 176,359
Gross property additions	$ 251,345	$ 67,407	$ 2,089	$ 6,090	$ 326,931
At December 31, 2011:					
Total Assets	$ 4,095,287	$ 1,037,445	$ —	$ 71,881	$ 5,204,613
Goodwill	$ 51,632	$ 226,665	$ —	$ —	$ 278,297
Additions to utility plant and non-utility plant included in accounts payable	$ 26,815	$ 4,736	$ —	$ 2,104	$ 33,655

2010	PNM	TNMP	First Choice	Corporate and Other	Consolidated
			(In thousands)		
Operating revenues	$ 1,017,128	$ 173,504	$ 483,203	$ (318)	$ 1,673,517
Intersegment revenues	—	39,084	—	(39,084)	—
Total revenues	1,017,128	212,588	483,203	(39,402)	1,673,517
Cost of energy	352,270	37,064	350,476	(39,083)	700,727
Margin	664,858	175,524	132,727	(319)	972,790
Other operating expenses	424,455	77,387	92,077	(12,285)	581,634
Depreciation and amortization	92,281	41,726	864	16,833	151,704
Operating income (loss)	148,122	56,411	39,786	(4,867)	239,452
Interest income	18,854	1	18	23	18,896
Equity in net earnings (loss) of Optim Energy	—	—	—	(203,399)	(203,399)
Other income (deductions)	12,712	771	(411)	(6,027)	7,045
Net interest charges	(72,400)	(31,157)	(1,268)	(20,548)	(125,373)
Earnings (loss) before income taxes	107,288	26,026	38,125	(234,818)	(63,379)
Income taxes (benefit)	36,427	10,044	14,064	(92,790)	(32,255)
Earnings (loss) from continuing operations	70,861	15,982	24,061	(142,028)	(31,124)
Valencia non-controlling interest	(13,563)	—	—	—	(13,563)
Subsidiary preferred stock dividends	(528)	—	—	—	(528)
Segment earnings (loss) from continuing operations attributable to PNMR	$ 56,770	$ 15,982	$ 24,061	$ (142,028)	$ (45,215)
Gross property additions	$ 226,766	$ 41,018	$ 3,046	$ 10,658	$ 281,488
At December 31, 2010:					
Total Assets	$ 3,875,573	$ 1,010,957	$ 218,411	$ 120,142	$ 5,225,083
Goodwill	$ 51,632	$ 226,665	$ 43,013	$ —	$ 321,310

Major Customers

No individual customer accounted for more than 10% of the operating revenues of PNMR or PNM. The acquirer of First Choice, including the former First Choice operations, accounted for 19% of TNMP's revenues in 2012. Two other unaffiliated customers of TNMP accounted for operating revenues of 17% in 2012, 19% in 2011, and 19% in 2010 and 10% in 2012, 12% in 2011, and 13% in 2010. First Choice accounted for operating revenues of 17% in 2011 and 18% in 2010.

(3) Sale of First Choice

On September 23, 2011, PNMR entered into an agreement for the sale of First Choice to Direct LP, Inc. for $270.0 million, subject to adjustment to reflect the actual amounts of certain components of working capital at closing. Closing occurred on November 1, 2011, with PNMR receiving $329.3 million, which included an estimate of the components of working capital. For accounting purposes, the sale was effective as of the close of business on October 31, 2011. Such amount was subject to adjustment based on the actual amounts of the components of working capital at October 31, 2011. PNMR recognized a pre-tax gain of $174.9 million on the sale in 2011. The parties could not agree on the working capital amount and, in accordance with the agreement for the sale, this matter was submitted to an independent party for a decision binding on the parties. A decision was received in August 2012. The decision resulted in PNMR being awarded $6.4 million of the $8.2 million in dispute. PNMR recorded an additional pre-tax gain of $1.0 million in 2012. PNMR used the net proceeds from the sale of First Choice to repurchase certain of PNMR's outstanding debt and equity securities (Note 6) and for other corporate purposes, including repayment of borrowings under the PNMR Revolving Credit Facility. PNMR Services Company continued to provide certain services at cost to First Choice for a transitional period through August 1, 2012. Because PNMR will continue to have direct cash flows resulting from transmission and distribution services provided by TNMP to First Choice, First Choice is not reflected as discontinued operations. After October 31, 2011, TNMP's revenues from First Choice are not intercompany and are not eliminated in consolidation by PNMR.

(4) Regulatory Assets and Liabilities

The operations of PNM and TNMP are regulated by the NMPRC, PUCT, and FERC and the provisions of GAAP for rate-regulated enterprises are applied to its regulated operations. Regulatory assets represent probable future recovery of previously incurred costs that will be collected from customers through the ratemaking process. Regulatory liabilities represent probable future reductions in revenues associated with amounts that are to be credited to customers through the ratemaking process. Regulatory assets and liabilities reflected in the Consolidated Balance Sheets are presented below.

PNM

	December 31,	
	2012	2011
	(In thousands)	
Assets:		
Current:		
Fuel and purchased power adjustment clause	$ 36,266	$ 41,254
Other	224	3,226
	36,490	44,480
Non-Current:		
Coal mine reclamation costs	46,065	51,985
Deferred income taxes	54,781	51,436
Loss on reacquired debt	29,702	31,276
Pension and OPEB	254,351	208,033
Fuel and purchased power adjustment clause	18,619	—
Renewable energy costs	18,768	9,550
Other	9,670	107
	431,956	352,387
Total regulatory assets	$ 468,446	$ 396,867
Liabilities:		
Current:		
Other	$ (15,172)	$ (125)
Non-Current:		
Cost of removal	$ (257,396)	$ (250,778)
Deferred income taxes	(49,723)	(45,323)
Asset retirement obligations	(39,280)	(39,979)
Renewable energy tax benefits	(26,988)	(27,958)
Other	(6,454)	(9,665)
	(379,841)	(373,703)
Total regulatory liabilities	$ (395,013)	$ (373,828)

TNMP

	December 31, 2012	December 31, 2011
	(In thousands)	
Assets:		
Current:		
Other	$ 2,630	$ 513
Non-Current:		
Stranded costs	71,240	81,256
Deferred income taxes	11,179	11,491
Pension and OPEB	28,307	18,818
Loss on reacquired debt	1,711	2,852
Hurricane recovery costs	4,572	9,210
Other	6,612	6,141
	123,621	129,768
Total regulatory assets	$ 126,251	$ 130,281
Liabilities:		
Non-Current:		
Cost of removal	$ (31,115)	$ (32,786)
Deferred income taxes	(5,203)	(5,843)
Other	(7,301)	(5,766)
Total regulatory liabilities	$ (43,619)	$ (44,395)

The Company's regulatory assets and regulatory liabilities are reflected in rates charged to customers or have been addressed in a regulatory proceeding. The Company does not receive or pay a rate of return on the following regulatory assets and regulatory liabilities (and their remaining amortization periods): coal mine reclamation costs (through 2020); deferred income taxes (over the remaining life of the taxable item, up to the remaining life of utility plant); pension and OPEB costs (through 2033); FPPAC deferrals greater than $22.2 million (based on future FPPAC activity and regulatory proceedings); and asset retirement obligations (to be determined in a future regulatory proceeding).

The Company is permitted, under rate regulation, to accrue and record a regulatory liability for the estimated cost of removal and salvage associated with certain of its assets through depreciation expense. Under GAAP, actuarial losses and prior service costs for pension plans are required to be recorded in AOCI; however, to the extent authorized for recovery through the regulatory process these amounts are recorded as regulatory assets or liabilities. Based on prior regulatory approvals, the amortization of these amounts will be included in the Company's rates.

Based on a current evaluation of the various factors and conditions that are expected to impact future cost recovery, the Company believes that future recovery of its regulatory assets are probable.

(5) Stockholders' Equity

Common Stock and Equity Contributions

PNMR, PNM and TNMP did not issue any common stock during the three year period ended December 31, 2012. See Note 6 for additional information related to PNMR's common stock. PNMR made a cash equity contribution to PNM of $43.0 million in 2011.

Dividends on Common Stock

The declaration of common dividends by PNMR is dependent upon a number of factors including the ability of PNMR's subsidiaries to pay dividends. PNMR's primary sources of dividends are its operating subsidiaries.

PNM declared and paid cash dividends to PNMR of $34.4 million, $8.2 million, and $28.0 million in 2012, 2011, and 2010. In addition, PNM declared a dividend of $39.1 million in December 2010 that was paid in January 2011. TNMP paid cash dividends to PNMR of $26.0 million, $13.7 million, and $13.1 million in 2012, 2011, and 2010.

The NMPRC has placed certain restrictions on the ability of PNM to pay dividends to PNMR, including the restriction that PNM cannot pay dividends that cause its debt rating to fall below investment grade. The NMPRC provisions allow PNM to pay dividends from equity contributions previously made by PNMR and current earnings, determined on a rolling four quarter basis, without prior NMPRC approval. The Federal Power Act also imposes certain restrictions on dividends by public utilities. Each of the PNMR Revolving Credit Facility, PNMR Term Loan Agreement, PNM Revolving Credit Facility, TNMP Revolving Credit Facility, and TNMP 2011 Term Loan Agreement contain a covenant requiring the maintenance of debt-to-capital ratios of less than or equal to 65%, which could limit amounts of dividends that could be paid. For PNMR and PNM these ratios reflect the present value of payments under the PVNGS and EIP leases as debt. PNM also has other financial covenants that limit the transfer of assets, through dividends or other means, including a requirement to obtain approval of certain financial counterparties to transfer more than five percent of PNM's assets. As of December 31, 2012, none of the numerical tests would restrict the payment of dividends from the retained earnings of PNMR, PNM, or TNMP, except that PNM would not be able to distribute amounts in excess of approximately $208 million without approval of regulators or financial counterparties. Furthermore, TNMP would not be able to distribute amounts in excess of approximately $181 million without approval of regulators or financial counterparties.

In addition, the ability of PNMR to declare dividends is dependent upon the extent to which cash flows will support dividends, the availability of retained earnings, financial circumstances and performance, current and future regulatory decisions, Congressional and legislative acts, and economic conditions in the United States. Conditions imposed by the NMPRC or PUCT, future growth plans and related capital requirements, and business considerations may also affect PNMR's ability to pay dividends.

Preferred Stock

PNMR had 477,800 shares of Series A convertible preferred stock outstanding through September 23, 2011 when it entered into an agreement to purchase all of the outstanding shares from Cascade. See Note 6. The Series A convertible preferred stock was convertible into PNMR common stock in a ratio of 10 shares of common stock for each share of preferred stock and received dividends equivalent to dividends paid on PNMR common stock as if the preferred stock had been converted into common stock. The Series A convertible preferred stock was entitled to vote on all matters voted upon by common stockholders, except for the election of the Board, and would have received distributions substantially equivalent to common stock in the event of liquidation of PNMR. The terms of the Series A convertible preferred stock resulted in it being substantially equivalent to common stock. Therefore, for earnings per share purposes, the number of common shares into which the Series A convertible preferred stock was convertible was included in the weighted average number of common shares outstanding for periods the Series A convertible preferred stock was outstanding. Similarly, dividends on the Series A convertible preferred stock were considered to be common dividends in the accompanying Consolidated Financial Statements.

PNM's cumulative preferred shares outstanding bear dividends at 4.58% per annum. PNM preferred stock does not have a mandatory redemption requirement but may be redeemed, at PNM's option, at 102% of the stated value plus accrued dividends. The holders of the PNM preferred stock are entitled to payment before the holders of common stock in the event of any liquidation or dissolution or distribution of assets of PNM. In addition, PNM's preferred stock is not entitled to a sinking fund and cannot be converted into any other class of stock of PNM.

TNMP has no preferred stock outstanding. The number of authorized shares of TNMP cumulative preferred stock is 1 million shares.

(6) Financing

Financing Activities

PNMR

On September 23, 2011, PNMR entered into an agreement to purchase all of its outstanding Series A convertible preferred stock from Cascade. Cascade owned all of the 477,800 outstanding shares of the preferred stock, which were convertible into 4,778,000 shares of PNMR common stock. Upon signing, the agreement obligated PNMR to purchase the preferred stock at a 2% discount from the arithmetic mean of the daily volume weighted average price per share of PNMR's common stock on each trading day in the period beginning September 19, 2011 and ending on September 30, 2011 times the number of shares of PNMR common stock into which the preferred stock was convertible. The purchase of the preferred stock closed on October 5, 2011 with PNMR paying Cascade an aggregate purchase price of $73.5 million. The difference between the purchase price and the $100.0 million carrying value of the preferred stock is reflected as an addition to common stock in the Consolidated Financial Statements. PNMR utilized a borrowing under its revolving credit facility to fund the purchase of the preferred stock. Such borrowing was repaid on November 1, 2011 with a portion of the proceeds from the sale of First Choice. See Note 3.

On October 24, 2011, PNMR commenced a cash tender offer to purchase up to $50.0 million aggregate principal amount of its outstanding 9.25% Senior Unsecured Notes, Series A, due 2015. PNMR offered to pay a premium of up to 17%, depending on when the notes were tendered. The tender offer expired on November 21, 2011 and was oversubscribed. On November 22, 2011, PNMR purchased $50.0 million of the notes for $58.5 million, plus accrued and unpaid interest. PNMR recognized a loss of $9.2 million on the purchase, including transaction costs and write-off of the proportionate amount of the deferred costs of the original issuance of the notes, which is included in other deductions on the Consolidated Statements of Earnings (Loss). PNMR used a portion of the proceeds from the sale of First Choice to fund the purchase.

On November 4, 2011, PNMR entered into an agreement to purchase up to 7,019,550 shares of common stock from Cascade. Upon signing, the agreement obligated PNMR to purchase the common stock at a 2% discount from the arithmetic mean of the volume weighted average price on each trading day in the period beginning October 27, 2011 and ending November 9, 2011. The purchase of the common stock closed on November 10, 2011 with PNMR purchasing all 7,019,550 shares of common stock owned by Cascade for an aggregate purchase price of $125.7 million. The shares of common stock repurchased have become authorized but unissued shares, as determined by the Board. PNMR used a portion of the proceeds from the sale of First Choice to fund the purchase.

On December 14, 2012, PNMR entered into a $100.0 million Term Loan Agreement (the "PNMR Term Loan Agreement") among PNMR, the lenders identified therein, and JPMorgan Chase Bank, N.A., as Administrative Agent. Funding of the PNMR Term Loan Agreement occurred on December 27, 2012. PNMR borrowed $100.0 million under the agreement and used the funds to repay $100.0 million in borrowings made under the PNMR Revolving Credit Facility. PNMR pays interest on its borrowing under the agreement and must repay all amounts on or before December 27, 2013. The PNMR Term Loan Agreement includes customary covenants, including requirements to not exceed a maximum consolidated debt-to-consolidated capitalization ratio, and customary events of default. The PNMR Term Loan Agreement has a cross default provision and a change of control provision.

PNMR offers shares of PNMR common stock through the PNMR Direct Plan. PNMR utilizes shares of its common stock purchased on the open market, by an independent agent, rather than issuing additional shares to satisfy subscriptions under the PNMR Direct Plan. The shares of PNMR common stock utilized in the PNMR Direct Plan are offered under a SEC shelf registration statement that expires in August 2015.

For offerings of equity and debt securities registered with the SEC, PNMR has a shelf registration statement expiring in March 2014. This shelf registration statement has unlimited availability and can be amended to include additional securities, subject to certain restrictions and limitations.

PNM

On June 9, 2010, the City of Farmington, New Mexico and the Maricopa County, Arizona Pollution Control Corporation sold $403.8 million of new PCRBs to refund $403.8 million of callable PCRBs previously issued by the City of Farmington, New Mexico and the Maricopa County, Arizona Pollution Control Corporation. The proceeds from the prior bonds were used to finance a portion of the cost of certain pollution control systems, facilities, and related improvements at SJGS and PVNGS. The new PCRBs are collateralized by PNM senior unsecured notes, similar to PNM's other PCRBs.

On October 6, 2011, PNM priced a public offering of $160.0 million aggregate principal amount of its 5.35% Senior Unsecured Notes due 2021. The bonds were offered at 99.857% of face amount and the offering closed on October 12, 2011. Proceeds from the offering were used to repay outstanding short-term debt.

In April 2012, PNM filed an application with the NMPRC requesting approval to participate in the refunding of $20.0 million of PCRBs, which was approved in May 2012. PNM also received NMPRC authority to exercise the two one-year extension options under the PNM Revolving Credit Facility. In September 2012, PNM participated in the issuance of $20.0 million of new PCRBs by the City of Farmington, New Mexico, which bear interest at 2.54% and mature September 1, 2042 with a mandatory tender on June 1, 2017. The new PCRBs refunded a $20.0 million series of PCRBs, which bore interest at 5.15% and matured in 2037, that were redeemed at par and retired.

PNM has a shelf registration statement for the issuance of up to $440.0 million of senior unsecured notes that will expire in May 2014.

TNMP

In March 2009, TNMP issued $265.5 million aggregate principal amount of 9.50% First Mortgage Bonds, due 2019, Series 2009A (the "Series 2009A Bonds"). TNMP may redeem some or all of the bonds at any time at a redemption price that reflects a make-whole provision, plus accrued interest. The Series 2009A Bonds and the other first mortgage bonds described below are secured by a first mortgage on substantially all of TNMP's property.

Also, in March 2009, TNMP borrowed $50.0 million under a loan agreement (the "TNMP 2009 Term Loan Agreement"). Borrowings under the TNMP 2009 Term Loan Agreement were secured by $50.0 million aggregate principal amount of TNMP first mortgage bonds (the "Series 2009B Bonds"). Through hedging arrangements, TNMP established fixed interest rates for the TNMP 2009 Term Loan Agreement of 6.05% for the first three years and 6.30% thereafter. In January 2010, the hedging relationship was modified to reduce the fixed interest rate to 4.80% through March 25, 2012 and to 5.05% thereafter. The hedging obligations were also secured by the Series 2009B Bonds. The hedge was accounted for as a cash-flow hedge.

On September 30, 2011, TNMP entered into and borrowed $50.0 million under a Term Loan Credit Agreement (the "TNMP 2011 Term Loan Agreement") with JPMorgan Chase Bank, N.A. The TNMP 2011 Term Loan Agreement replaces the TNMP 2009 Term Loan Agreement. Borrowings under the TNMP 2011 Term Loan Agreement must be repaid by June 30, 2014 and are secured by $50.0 million aggregate principal amount of first mortgage bonds of TNMP (the "Series 2011A Bonds"). TNMP entered into hedging agreements whereby it effectively established fixed interest rates for such borrowing of 1.475% through March 30, 2014 and 1.985% thereafter, which is an effective rate of 3.566% over the life of the debt considering the amounts paid to exit the prior arrangements and enter into the new arrangements. The hedging obligations entered into in connection with the TNMP 2011 Term Loan Agreement are also secured by the Series 2011A Bonds. This hedge is accounted for as a cash-flow hedge and had a fair value loss of $0.3 million and $0.1 million at December 31, 2012 and 2011, using Level 2 inputs under GAAP determined using forward LIBOR curves under the mid-market convention to discount cash flows over the remaining term of the swap agreements.

Borrowing Arrangements Between PNMR and its Subsidiaries

PNMR has one-year intercompany loan agreements with its subsidiaries. Individual subsidiary loan agreements vary in amount up to $100.0 million and have either reciprocal or non-reciprocal terms. Interest charged to the subsidiaries is equivalent to interest paid by PNMR on its revolving borrowings. As of December 31, 2012 and 2011, TNMP had outstanding borrowings of $28.3 million and $0.7 million from PNMR. At February 22, 2013, TNMP had borrowings of $10.4 million from PNMR.

Short-term Debt

The TNMP Revolving Credit Facility is a $75.0 million revolving credit facility secured by $75.0 million aggregate principal amount of TNMP first mortgage bonds (the "Series 2009C Bonds"). In December 2010, the TNMP Revolving Credit Facility was amended and restated, which extended its expiration to December 16, 2015.

On October 31, 2011, PNMR entered into the PNMR Revolving Credit Facility, which has a financing capacity of $300.0 million, and PNM entered into the PNM Revolving Credit Facility, which has a financing capacity of $400.0 million. These facilities replaced existing facilities and provide for two one-year extension options, subject to approval by a majority of the lenders and, with respect to the PNM Revolving Credit Facility, regulatory approval. In October 2012, the first of the one-year extension options for the PNMR Revolving Credit Facility and the PNM Revolving Credit Facility were exercised extending the expiration of both facilities to October 31, 2017. The terms and conditions of the new facilities are substantially similar to the prior facilities. Each of these facilities contains one financial covenant that requires the maintenance of debt-to-capital ratios of less than or equal to 65%. These ratios reflect the present value of payments under the PVNGS and EIP leases as debt.

As discussed above, PNMR borrowed $100.0 million under the PNMR Term Loan Agreement in December 2012. PNMR used the funds to repay $100.0 million in borrowings made under the PNMR Revolving Credit Facility.

At December 31, 2012, the weighted average interest rate was 1.96% for the PNMR Revolving Credit Facility, 1.335% for the PNMR Term Loan Agreement, and 1.71% for the PNM Revolving Credit Facility. The TNMP Revolving Credit Facility had no borrowings outstanding at December 31, 2012. Short-term debt outstanding consists of:

Short-term Debt	December 31, 2012	December 31, 2011
	(In thousands)	
PNM Revolving Credit Facility	$ 21,100	$ 66,000
TNMP Revolving Credit Facility	—	—
PNMR		
Revolving Credit Facility	37,600	16,700
PNMR Term Loan Agreement	100,000	N/A
Local line of credit	*	—
	$ 158,700	$ 82,700

* This line of credit was allowed to expire in August 2012.

In addition to the above borrowings, PNMR, PNM, and TNMP had letters of credit outstanding of $11.3 million, $3.5 million, and $0.3 million at December 31, 2012 that reduce the available capacity under their respective revolving credit facilities.

At February 22, 2013, PNMR, PNM, and TNMP had $264.5 million, $288.8 million, and $49.7 million of availability under their respective revolving credit facilities and local lines of credit, including reductions of availability due to outstanding letters of credit. Total availability at February 22, 2013, on a consolidated basis, was $603.0 million for PNMR. At February 22, 2013, PNMR had invested cash of $2.8 million. PNM and TNMP had no invested cash at February 22, 2013.

Long-Term Debt

Information concerning long-term debt outstanding is as follows:

Long-term Debt	December 31, 2012	December 31, 2011
	(In thousands)	
PNM Debt		
Senior Unsecured Notes, Pollution Control Revenue Bonds:		
4.875% due 2033	$ 146,000	$ 146,000
5.15% due 2037	—	20,000
6.25% due 2038	36,000	36,000
4.75% due 2040, mandatory tender at June 1, 2017	37,000	37,000
5.20% due 2040, mandatory tender at June 1, 2020	40,045	40,045
5.90% due 2040	255,000	255,000
6.25% due 2040	11,500	11,500
2.54% due 2042, mandatory tender at June 1, 2017	20,000	—
4.00% due 2043, mandatory tender at June 1, 2015	39,300	39,300
5.20% due 2043, mandatory tender at June 1, 2020	21,000	21,000
Senior Unsecured Notes:		
7.95% due 2018	350,000	350,000
7.50% due 2018	100,025	100,025
5.35% due 2021	160,000	160,000
Other, including unamortized discounts	(291)	(330)
	1,215,579	1,215,540
Less current maturities	—	—
	1,215,579	1,215,540
TNMP Debt		
First Mortgage Bonds:		
2011 Term Loan Agreement, due 2014	50,000	50,000
9.50% due 2019, Series 2009A	265,500	265,500
Other, including unamortized discounts	(3,911)	(4,537)
	311,589	310,963
Less current maturities	—	—
	311,589	310,963
PNMR Debt		
Senior unsecured notes, 9.25% due 2015	142,592	142,592
Other	2,530	4,918
	145,122	147,510
Less current maturities	2,530	2,387
	142,592	145,123
Total Consolidated PNMR Debt	1,672,290	1,674,013
Less current maturities	2,530	2,387
	$ 1,669,760	$ 1,671,626

Reflecting mandatory tender dates, long-term debt matures as follows:

	PNMR	PNM	TNMP	PNMR Consolidated
		(In thousands)		
2013	$ 2,530	$ —	$ —	$ 2,530
2014	—	—	50,000	50,000
2015	142,592	39,300	—	181,892
2016	—	—	—	—
2017	—	57,000	—	57,000
Thereafter	—	1,119,570	265,500	1,385,070
Total	$ 145,122	$ 1,215,870	$ 315,500	$ 1,676,492

(7) Lease Commitments

The Company leases office buildings, vehicles, and other equipment under operating leases. In addition, PNM leases interests in Units 1 and 2 of PVNGS and an interest in the EIP transmission line. Additional information concerning the EIP lease is discussed under the subheading TGP Complaint in Note 16. Many of PNM's electric transmission and distribution facilities are located on lands that require the grant of rights-of-way from governmental entities, Native American tribes, or private parties. PNM has recently completed several renewals of rights-of-way, the largest of which is a renewal with the Navajo Nation, and has no significant rights-of-way that will expire before 2020. PNM is obligated to pay the Navajo Nation annual payments of $6.0 million, subject to adjustment each year based on the Consumer Price Index, through 2029. The Navajo Nation rights-of-way agreement is accounted for as an operating lease.

PNM has a PPA for the entire output of Delta, a gas-fired generating plant in Albuquerque, New Mexico, which is classified as an operating lease with imputed annual lease payments of $6.0 million. See Note 9 for additional information about the Delta operating lease, including the potential purchase of Delta.

Operating lease expense was:

	PNMR	PNM	TNMP
		(In thousands)	
2012	$ 84,794	$ 78,483	$ 2,871
2011	$ 86,323	$ 78,422	$ 3,606
2010	$ 79,491	$ 71,209	$ 3,737

The above amounts reflect the total amount of expense for the lease payments PNM makes under the PVNGS and EIP leases. As discussed under Investments in Note 1, the PVNGS Capital Trust, which is consolidated by PNM, acquired the lessor notes that were issued by the PVNGS lessors and PNM acquired the remaining lessor note issued by the remaining EIP lessor. Of the total annual payments of $69.1 million made by PNM under the PVNGS and EIP leases, $55.4 million in 2012, $55.6 million in 2011, and $56.3 million in 2010 was returned in cash to PNM in the form of principal and interest payments on the lessor notes and through its ownership of the PVNGS Unit 2 leased assets.

Future minimum operating lease payments at December 31, 2012 shown below have been reduced by PNM's lease payments for amounts that will be returned to PNM on the lessor notes, which amounts vary but are approximately $39 million in 2013 and reduce thereafter to approximately $33 million annually in 2015:

	PNMR	PNM	TNMP
		(In thousands)	
2013	$ 44,040	$ 40,217	$ 481
2014	52,136	49,079	55
2015	31,389	29,601	—
2016	15,790	15,790	—
2017	12,519	12,519	—
Later years	94,883	94,883	—
	250,757	242,089	536
Future payments under non-cancelable subleases	233	—	—
Net minimum lease payments	$ 250,524	$ 242,089	$ 536

The PVNGS leases expire on January 15, 2015 for the Unit 1 leases and January 15, 2016 for the Unit 2 leases. Under the terms of each of the leases, PNM has an option to purchase the leased assets at fair market value at the end of the leases, but does not have a fixed price purchase option. In addition, PNM has options to renew the leases at fixed rates set forth in each of the leases for two years beyond the termination of the original lease terms. The option periods on certain leases may be further extended for up to an additional six years (the "Maximum Option Period") if the appraised remaining useful lives and fair value of the leased assets are greater than parameters set forth in the leases. The rental payments during the fixed renewal option periods would be 50% of the amounts during the original terms of the leases. Gross annual lease payments, before considering the impacts of amounts returned to PNM through ownership of the lessor notes, aggregate $33.0 million for the Unit 1 leases and $23.7 million for the Unit 2 leases. If the leases are extended, PNM will have the option to purchase the leased assets at fair market value at the end of the extended lease terms.

Each lease provides that no later than three years prior to the expiration of the lease, PNM must give notice to the lessor if it wishes to "retain" the leased assets (but without specifying whether it would purchase the leased assets or extend the lease) or "return" the leased assets to the lessor. Furthermore, each lease provides that, if PNM gives notice to "retain" the leased assets, PNM must give notice as to which of the purchase or renewal options it will exercise no later than two years prior to the expiration of the lease. The elections PNM makes under each of the leases is independent of the elections made under the other leases.

On January 6, 2012, in accordance with the notice provisions, PNM notified each of the lessors in the Unit 1 leases that PNM will "retain" the assets leased under that lease upon the expiration of the basic lease term on January 15, 2015. On January 9, 2013, in accordance with the notice provisions, PNM notified each of the lessors of the Unit 1 leases that it will extend each Unit 1 Lease for the Maximum Option Period. Each of the Unit 1 Leases is subject to the Maximum Option Period lease extension provisions. The above table of future lease payments as of December 31, 2012 does not include any payments for the renewal period since the renewal occurred in 2013. Furthermore, the term of the Maximum Option Period for the Unit 1 leases has not been determined although the renewal period will be between two and eight years. The annual payments during the renewal period would aggregate $16.5 million for the PVNGS Unit 1 leases.

On January 9, 2013, in accordance with the notice provisions, PNM notified each of the lessors in the Unit 2 leases that PNM will "retain" the assets leased under that lease upon the expiration of the basic lease term on January 15, 2016. PNM will be required to specify by notice to each of the lessors by January 15, 2014, whether on January 15, 2016 it will extend the Unit 2 leases, or purchase the leased assets. One of the Unit 2 leases contains the Maximum Option Period lease extension provision and the other three do not have that provision.

Covenants in PNM's PVNGS Units 1 and 2 lease agreements limit PNM's ability, without consent of the owner participants in the lease transactions, (i) to enter into any merger or consolidation, or (ii) except in connection with normal dividend policy, to convey, transfer, lease or dividend more than 5% of its assets in any single transaction or series of related transactions. PNM is exposed to losses under the PVNGS lease arrangements upon the occurrence of certain events that PNM does not consider to be reasonably likely to occur. Under certain circumstances (for example, the NRC issuing specified violation orders with respect to PVNGS or the occurrence of specified nuclear events), PNM would be required to make specified payments to the equity participants, and take title to the leased interests, which, if appropriate, may be required to be written down in value. If such an event had occurred as of December 31, 2012, PNM could have been required to pay the equity participants up to approximately $167.6 million. In such event, PNM would record the acquired assets at the lower of their fair value or the aggregate of the amount paid and PNM's carrying value of its investment in PVNGS lessor notes. Exercise of renewal options under the leases requires that amounts payable to equity participants under the circumstances described above would increase to the fair market value as of the renewal date.

PNMR leases a building that is used as part of its corporate headquarters, as well as housing certain support functions for the utility operations of PNM and TNMP. The lease expires on November 30, 2015 and provides for annual rents of $1.9 million, which are included in the tables above. PNMR is also obligated to pay taxes, insurance, and utilities applicable to the building. In November 2011, PNMR notified the lessor of its intent to vacate the building by the end of 2012 and made a settlement offer to terminate the lease. A termination agreement was not reached with the lessor. As of December 31, 2012, PNMR completed the abandonment of this building, as well as the partial abandonment of another leased building. In accordance with GAAP, PNMR recorded an abandonment expense of $7.4 million at December 31, 2012. PNM was allocated $6.2 million and TNMP was allocated $1.2 million of the abandonment expense for the period ending December 31, 2012, which is reflected as administrative and general expense.

(8) Fair Value of Derivative and Other Financial Instruments

Energy Related Derivative Contracts

Overview

The primary objective for the use of derivative instruments, including energy contracts, options, and futures, is to manage price risk associated with forecasted purchases of energy and fuel used to generate electricity, as well as managing anticipated generation capacity in excess of forecasted demand from existing customers. The Company's energy related derivative contracts manage commodity risk. PNM is required to meet the demand and energy needs of its retail and firm-requirements wholesale customers. PNM is exposed to market risk for its share of PVNGS Unit 3 and the needs of its firm-requirements wholesale customers not covered under a FPPAC. PNM's operations are managed primarily through a net asset-backed strategy, whereby PNM's aggregate net open forward contract position is covered by its forecasted excess generation capabilities or market purchases. PNM could be exposed to market risk if its generation capabilities were to be disrupted or if its load requirements were to be greater than anticipated. If all or a portion of load requirements were required to be covered as a result of such unexpected situations, commitments would have to be met through market purchases.

On November 1, 2011, PNMR completed the sale of First Choice. See Note 3. Accordingly, PNMR information reflects activity for First Choice through October 31, 2011. The difference between the PNMR and PNM amounts represents First Choice.

Commodity Risk

Marketing and procurement of energy often involve market risks associated with managing energy commodities and establishing open positions in the energy markets, primarily on a short-term basis. PNM routinely enters into various derivative instruments such as forward contracts, option agreements, and price basis swap agreements to economically hedge price and volume risk on power commitments and fuel requirements and to minimize the effect of market fluctuations in wholesale portfolios. PNM monitors the market risk of its commodity contracts using VaR calculations to maintain total exposure within management-prescribed limits in accordance with approved risk and credit policies.

First Choice was responsible for energy supply related to the sale of electricity to retail customers in Texas. TECA contains no provisions for the specific recovery of fuel and purchased power costs. The rates charged to First Choice customers were negotiated with each customer. First Choice purchased power at wholesale and sold power at retail to customers in the competitive ERCOT retail markets. First Choice's strategy was to minimize its exposure to fluctuations in market energy prices by matching sales contracts with supply instruments designed to preserve targeted margins. However, First Choice had a residual exposure to wholesale power price risk for the mismatch between the forecast and actual load.

Accounting for Derivatives

Under derivative accounting and related rules for energy contracts, the Company accounts for its various derivative instruments for the purchase and sale of energy based on the Company's intent. Energy contracts that meet the definition of a derivative under GAAP and do not qualify, or are not designated, for the normal sales and purchases exception are recorded on the balance sheet at fair value at each period end. The changes in fair value are recognized in earnings unless specific hedge accounting criteria are met and elected. Normal sales and purchases are not marked to market and are reflected in results of operations when the underlying transactions settle.

For derivative transactions meeting the definition of a cash flow hedge, the Company documents the relationships between the hedging instruments and the items being hedged. This documentation includes the strategy that supports executing the specific transaction and the methods utilized to assess the effectiveness of the hedges. Changes in the fair value of contracts qualifying for cash flow hedge accounting are included in AOCI to the extent effective. The Company assesses the effectiveness of hedge relationships at least quarterly using statistical data. Ineffectiveness gains and losses were immaterial for all periods presented. Gains or losses related to cash flow hedge instruments, including those de-designated, are reclassified from AOCI when the hedged transaction settles and impacts earnings. As of December 31, 2012 and 2011, the Company was not hedging its exposure to the variability in future cash flows from commodity derivatives through designated cash flows hedges.

The contracts recorded at fair value that do not qualify or are not designated for cash flow hedge accounting are classified as economic hedges. Economic hedges are defined as derivative instruments, including long-term power agreements, used to economically hedge generation assets, purchased power and fuel costs, and customer load requirements. Changes in the fair value of economic hedges are reflected in results of operations and are classified between operating revenues and cost of energy according to the intent of the hedge. The Company has no trading transactions.

Fair value is defined under GAAP as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Fair value is based on current market quotes as available and is supplemented by modeling techniques and assumptions made by the Company to the extent quoted market prices or volatilities are not available. External pricing input availability varies based on commodity location, market liquidity, and term of the agreement. Valuations of derivative assets and liabilities take into account nonperformance risk including the effect of counterparties' and the Company's credit risk. The Company regularly assesses the validity and availability of pricing data for its derivative transactions. Although the Company uses its best judgment in estimating the fair value of these instruments, there are inherent limitations in any estimation technique.

Commodity Derivatives

Commodity derivative instruments, recorded at fair value are summarized as follows:

	Economic Hedges	
	December 31,	
	2012	2011
	(In thousands)	
PNM and PNMR		
Current assets	$ 3,785	$ 3,713
Deferred charges	352	—
	4,137	3,713
Current liabilities	(1,000)	(1,632)
Long-term liabilities	(1,933)	(2,437)
	(2,933)	(4,069)
Net	$ 1,204	$ (356)

Certain of PNM's commodity derivative instruments in the above table are subject to master netting agreements whereby assets and liabilities could be offset in the settlement process. The Company does not offset fair value, cash collateral, and accrued payable or receivable amounts recognized for derivative instruments under master netting arrangements and the above table reflects the gross amounts of assets and liabilities. The amounts that could be offset under master netting agreements was immaterial at December 31, 2012 and 2011.

At December 31, 2012 and 2011, PNMR and PNM had no amounts recognized for the legal right to reclaim cash collateral. In addition, at December 31, 2012 and 2011, amounts posted as cash collateral under margin arrangements were $1.9 million and $1.8 million for both PNMR and PNM. PNMR and PNM had no obligations to return cash collateral at December 31, 2012 and 2011. Cash collateral amounts are included in other current assets on the Consolidated Balance Sheets.

PNM has a NMPRC approved hedging plan to manage fuel and purchased power costs related to customers covered by its FPPAC. The table above includes less than $0.1 million of current assets and current liabilities at December 31, 2012, and $0.5 million of current assets and current liabilities at December 31, 2011 related to this plan. The offsets to these amounts are recorded as regulatory assets and liabilities on the Consolidated Balance Sheets.

The following table presents the effect of mark-to-market commodity derivative instruments on earnings and OCI, excluding income tax effects. For cash flow hedges, including de-designated hedges, the earnings impact reflects the reclassification from AOCI when the hedged transactions settle.

	Economic Hedges		Qualified Cash Flow Hedges	
	Year Ended December 31,		Year Ended December 31,	
	2012	2011	2012	2011
	(In thousands)			
PNMR				
Electric operating revenues	$ 6,168	$ 5,682	$ —	$ —
Cost of energy	(460)	(2,201)	—	(422)
Total gain (loss)	$ 5,708	$ 3,481	$ —	$ (422)
Recognized in OCI			$ —	$ 422
PNM				
Electric operating revenues	$ 6,168	$ 5,682	$ —	$ —
Cost of energy	(460)	(1,058)	—	—
Total gain (loss)	$ 5,708	$ 4,624	$ —	$ —
Recognized in OCI			$ —	$ —

Commodity contract volume positions are presented in MMBTU for gas related contracts and in MWh for power related contracts. The table below presents PNMR's and PNM's net buy (sell) volume positions:

	Economic Hedges	
	MMBTU	MWh
December 31, 2012		
PNMR and PNM	1,127,500	(2,477,520)
December 31, 2011		
PNMR and PNM	1,499,000	(366,448)

In connection with managing its commodity risks, the Company enters into master agreements with certain counterparties. If the Company is in a net liability position under an agreement, some agreements provide that the counterparties can request collateral from the Company if the Company's credit rating is downgraded; other agreements provide that the counterparty may request collateral to provide it with "adequate assurance" that the Company will perform; and others have no provision for collateral.

The table below presents information about the Company's contingent requirements to provide collateral under commodity contracts having an objectively determinable collateral provision that are in net liability positions and are not fully collateralized with cash. Contractual liability represents commodity derivative contracts recorded at fair value on the balance sheet, determined on an individual contract basis without offsetting amounts for individual contracts that are in an asset position and could be offset under master netting agreements with the same counterparty. The table only reflects cash collateral that has been posted under the existing contracts and does not reflect letters of credit under the Company's revolving credit facilities that have been issued as collateral. Net exposure is the net contractual liability for all contracts, including those designated as normal purchases and sales, offset by existing cash collateral and by any offsets available under master netting agreements, including both asset and liability positions.

Contingent Feature – Credit Rating Downgrade	Contractual Liability	Existing Cash Collateral	Net Exposure
		(In thousands)	
December 31, 2012			
PNMR and PNM	$ 2,933	$ —	$ 2,777
December 31, 2011			
PNMR and PNM	$ 4,036	$ —	$ 4,036

Sale of Power from PVNGS Unit 3

In April 2008, PNM entered into three separate contracts for the sale of capacity and energy related to its entire interest in PVNGS Unit 3. Under two of the contracts, PNM sold 90 MW of firm capacity and energy. Under the third contract, PNM sold 45 MW of unit contingent capacity and energy. The term of the contracts was May 1, 2008 through December 31, 2010. Under the two firm contracts, the two buyers made prepayments of $40.6 million and $30.0 million. These amounts were recorded as deferred revenue and were amortized over the life of the contracts. The prepayments received under the firm contracts, as well as required subsequent monthly payments on them, are shown as a financing activity in the Consolidated Statement of Cash Flows as required by GAAP. The firm contracts were accounted for as cash flow hedges and changes in fair value were included in AOCI. The contingent contract was accounted for as a normal sale. Since January 1, 2011, PNM has been selling power from its interest in PVNGS Unit 3 daily at market prices. PNM has established fixed rates for all of these sales through the end of 2013 through hedging arrangements that are accounted for as economic hedges. PNM is also partially hedged for 2014.

Non-Derivative Financial Instruments

The carrying amounts reflected on the Consolidated Balance Sheets approximate fair value for cash, receivables, and payables due to the short period of maturity. Available-for-sale securities are carried at fair value. Available-for-sale securities for PNMR and PNM consist of PNM assets held in the NDT for its share of decommissioning costs of PVNGS and, beginning in August 2012, a trust for PNM's share of post-term reclamation costs related to the coal mines serving SJGS (Note 16), which investments are included in "other investments" on the Consolidated Balance Sheet. PNMR and PNM do not have any unrealized losses on available-for-sale securities. The fair value and gross unrealized gains of investments in available-for-sale securities are presented in the following table.

	December 31, 2012		December 31, 2011	
	Unrealized Gains	Fair Value	Unrealized Gains	Fair Value
PNMR and PNM	(In thousands)			
Equity securities:				
Domestic value	$ 5,223	$ 30,044	$ 3,549	$ 25,143
Domestic growth	15,212	51,650	16,714	52,187
International and other	247	14,868	662	12,754
Fixed income securities:				
Municipals	4,069	43,861	2,861	41,463
United States government	1,305	32,592	1,353	25,367
Corporate and other	1,100	14,868	742	9,171
Cash investments	—	4,628	—	2,766
	$ 27,156	$ 192,511	$ 25,881	$ 168,851

The proceeds and gross realized gains and losses on the disposition of available-for-sale securities for PNMR and PNM are shown in the following table. Realized gains and losses are determined by specific identification of costs of securities sold.

	Year Ended December 31,		
	2012	2011	2010
	(In thousands)		
Proceeds from sales	$ 167,330	$ 145,286	$ 79,853
Gross realized gains	$ 15,907	$ 17,493	$ 5,635
Gross realized (losses)	$ (8,170)	$ (6,223)	$ (3,704)

Held-to-maturity securities are those investments in debt securities that the Company has the ability and intent to hold until maturity. Held-to-maturity securities consist of the investment in PVNGS lessor notes and certain items within other investments.

The Company has no available-for-sale or held-to-maturity securities for which carrying value exceeds fair value. There are no impairments considered to be "other than temporary" that are included in AOCI and not recognized in earnings.

At December 31, 2012, the available-for-sale and held-to-maturity debt securities had the following final maturities:

	Fair Value		
	Available-for-Sale	Held-to-Maturity	
	PNMR and PNM	PNMR	PNM
	(In thousands)		
Within 1 year	$ 2,374	$ 3,695	$ —
After 1 year through 5 years	29,342	85,520	84,198
After 5 years through 10 years	15,943	—	—
After 10 years through 15 years	8,700	—	—
After 15 years through 20 years	11,217	—	—
After 20 years	23,745	—	—
	$ 91,321	$ 89,215	$ 84,198

Fair Value Disclosures

The Company determines the fair values of its derivative and other financial instruments based on the hierarchy established in GAAP, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. GAAP describes three levels of inputs that may be used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. Level 3 inputs used in determining fair values for the Company consist of internal valuation models.

For NDT investments, Level 2 fair values are provided by the trustee utilizing a pricing service. The pricing provider predominantly uses the market approach using bid side market value based upon a hierarchy of information for specific securities or securities with similar characteristics. For commodity derivatives, Level 2 fair values are determined based on market observable inputs, which are validated using multiple broker quotes, including forward price, volatility, and interest rate curves to establish expectations of future prices. Credit valuation adjustments are made for estimated credit losses based on the overall exposure to each counterparty. For long-term debt, Level 2 fair values are provided by an external pricing service. The pricing service primarily utilizes quoted prices for similar debt in active markets when determining fair value. For investments categorized as Level 3, primarily the PVNGS lessor notes and other investments, fair values were determined by discounted cash flow models that take into consideration discount rates that are observable for similar type assets and liabilities. Management of the Company independently verifies the information provided by pricing services.

The Company records any transfers between fair value hierarchy levels as of the end of each calendar quarter. There were no transfers between levels during the years ended December 31, 2012 and 2011.

Derivatives and Investments

Items recorded at fair value on the Consolidated Balance Sheets are presented below:

		GAAP Fair Value Hierarchy	
	Total(1)	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
December 31, 2012		(In thousands)	
PNMR and PNM			
Decommissioning and reclamation investments			
Cash and equivalents	$ 4,628	$ 4,628	$ —
Equity securities:			
Domestic value	30,044	30,044	—
Domestic growth	51,650	51,650	—
International and other	14,868	14,868	—
Fixed income securities:			
United States government	32,592	27,737	4,855
Municipals	43,861	—	43,861
Corporate and other	14,868	—	14,868
Total	$ 192,511	$ 128,927	$ 63,584
Commodity derivative assets	$ 4,137	$ —	$ 4,137
Commodity derivative liabilities	(2,933)	—	(2,933)
Net	$ 1,204	$ —	$ 1,204

		GAAP Fair Value Hierarchy	
	Total[(1)]	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
December 31, 2011		(In thousands)	
PNMR and PNM			
NDT investments			
Cash and equivalents	$ 2,766	$ 2,766	$ —
Equity securities:			
Domestic value	25,143	25,143	—
Domestic growth	52,187	52,187	—
International and other	12,754	12,754	—
Fixed income securities:			
United States government	25,367	21,409	3,958
Municipals	41,463	—	41,463
Corporate and other	9,171	—	9,171
Total	$ 168,851	$ 114,259	$ 54,592
Commodity derivative assets	$ 3,713	$ —	$ 3,713
Commodity derivative liabilities	(4,069)	—	(4,069)
Net	$ (356)	$ —	$ (356)

(1) The Level 1 and 2 columns in the above table are presented based on the nature of each instrument. The total column is presented based on the balance sheet classification of the instruments. There were no account reclassifications between commodity derivative assets and commodity derivative liabilities and there were no Level 3 fair value measurements at December 31, 2012 and 2011.

A reconciliation of the changes in Level 3 fair value measurements is as follows:

	PNMR	
	Year Ended December 31,	
	2012	2011
	(In thousands)	
Balance at beginning of period	$ —	$ (822)
Total gains (losses) included in earnings	—	1,020
Purchases	—	3,163
Settlements	—	(1,578)
Sale of First Choice	—	(1,783)
Balance at end of period	$ —	$ —
Total gains (losses) included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the end of the period	$ —	$ —

The above gains and losses (realized and unrealized) for Level 3 fair value measurements included in earnings are reported in cost of energy.

The carrying amounts and fair values of investments in PVNGS lessor notes, other investments, and long-term debt, which are not recorded at fair value on the Consolidated Balance Sheets are presented below:

	Carrying Amount	Fair Value	GAAP Fair Value Hierarchy [1]		
			Level 1	Level 2	Level 3
December 31, 2012			(In thousands)		
PNMR					
Long-term debt	$ 1,672,290	$ 1,969,362	$ —	$ 1,966,725	$ 2,637
Investment in PVNGS lessor notes	$ 77,682	$ 84,198	$ —	$ —	$ 84,198
Other investments	$ 5,599	$ 6,965	$ 774	$ —	$ 6,191
PNM					
Long-term debt	$ 1,215,579	$ 1,385,433	$ —	$ 1,385,433	$ —
Investment in PVNGS lessor notes	$ 77,682	$ 84,198	$ —	$ —	$ 84,198
Other investments	$ 494	$ 494	$ 494	$ —	$ —
TNMP					
Long-term debt	$ 311,589	$ 418,166	$ —	$ 418,166	$ —
Other investments	$ 281	$ 281	$ 281	$ —	$ —
December 31, 2011					
PNMR					
Long-term debt	$ 1,674,013	$ 1,873,002			
Investment in PVNGS lessor notes	$ 107,094	$ 108,742			
Other investments	$ 12,207	$ 14,208			
PNM					
Long-term debt	$ 1,215,540	$ 1,294,846			
Investment in PVNGS lessor notes	$ 107,094	$ 108,742			
Other investments	$ 2,900	$ 3,052			
TNMP					
Long-term debt	$ 310,963	$ 413,966			
Other investments	$ 271	$ 271			

[1] GAAP does not require disclosure of the fair value hierarchy information prior to 2012

Investments Held by Employee Benefit Plans

As discussed in Note 12, PNM and TNMP have trusts that hold investment assets for their pension and other postretirement benefit plans. The fair value of the assets held by the trusts impacts the determination of the funded status of each plan, but the assets are not reflected on the Company's Consolidated Balance Sheets. Both the PNM Pension Plan and the TNMP Pension Plan hold units of participation in the PNM Resources, Inc. Master Trust (the "PNMR Master Trust"), which was established for the investment of assets of the pension plans. Fair value of alternative investments is determined based on net asset value as reported by fund managers.

The fair values of investments held by the employee benefit plans are as follows:

		GAAP Fair Value Hierarchy		
	Total	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2012	(In thousands)			
PNM Pension Plan				
Participation in PNMR Master Trust Total Plan Investments	$ 517,238	$ 205,491	$ 232,730	$ 79,017
TNMP Pension Plan				
Participation in PNMR Master Trust Total Plan Investments	$ 66,450	$ 26,462	$ 25,817	$ 14,171
PNM OPEB Plan				
Cash and equivalents	$ 4,976	$ 4,976	$ —	$ —
Equity securities:				
International funds	2,651	—	2,651	—
Domestic growth	46,145	19,511	26,634	—
Other funds	7,588	—	7,588	—
Fixed income securities:				
Mutual funds	4,176	4,176	—	—
Total Assets	$ 65,536	$ 28,663	$ 36,873	$ —
TNMP OPEB Plan				
Cash and equivalents	$ 42	$ 42	$ —	$ —
Equity securities:				
International funds	1,444	—	1,444	—
Domestic growth	1,289	1,289	—	—
Other funds	3,660	—	3,660	—
Fixed income securities:				
Mutual funds	2,325	2,325	—	—
Total Assets	$ 8,760	$ 3,656	$ 5,104	$ —

		GAAP Fair Value Hierarchy		
	Total	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(In thousands)		
December 31, 2011				
PNM Pension Plan				
Participation in PNMR Master Trust	$ 444,466	$ 176,279	$ 184,054	$ 84,133
TNMP Pension Plan				
Participation in PNMR Master Trust	$ 62,139	$ 24,118	$ 23,466	$ 14,555
PNM OPEB Plan				
Cash and equivalents	$ 1,128	$ 1,128	$ —	$ —
Equity securities:				
International funds	2,740	—	2,740	—
Domestic value	1,289	1,289	—	—
Domestic growth	43,016	22,215	20,801	—
Other funds	7,678	—	7,678	—
Fixed income securities:				
Mutual funds	4,006	4,006	—	—
Total Assets	$ 59,857	$ 28,638	$ 31,219	$ —
TNMP OPEB Plan				
Cash and equivalents	$ 180	$ 180	$ —	$ —
Equity securities:				
International funds	1,248	—	1,248	—
Domestic value	551	551	—	—
Domestic growth	738	738	—	—
Other funds	3,048	—	3,048	—
Fixed income securities:				
Mutual funds	2,694	2,694	—	—
Total Assets	$ 8,459	$ 4,163	$ 4,296	$ —

The fair values of investments in the PNMR Master Trust are as follows:

		GAAP Fair Value Hierarchy		
	Total	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(In thousands)		
December 31, 2012				
PNMR Master Trust				
Cash and equivalents	$ 10,404	$ 10,404	$ —	$ —
Equity securities:				
International	39,867	39,867	—	—
Domestic value	39,492	39,492	—	—
Domestic growth	63,888	63,888	—	—
Other funds	17,035	—	17,035	—
Fixed income securities:				
Corporate	101,936	—	101,936	—
United States government	148,341	78,302	70,039	—
Municipals	3,639	—	3,639	—
Other funds	65,898	—	65,898	—
Alternative investments:				
Private equity funds	38,212	—	—	38,212
Hedge funds	31,277	—	—	31,277
Real estate funds	23,699	—	—	23,699
Total Fair Value of Plan Investments	$ 583,688	$ 231,953	$ 258,547	$ 93,188
December 31, 2011				
PNMR Master Trust				
Cash and equivalents	$ 6,753	$ 6,753	$ —	$ —
Equity securities:				
International	37,173	37,173	—	—
Domestic value	58,350	57,437	913	—
Domestic growth	65,004	65,004	—	—
Other funds	15,271	—	15,271	—
Fixed income securities:				
Corporate	59,730	—	59,730	—
United States government	104,102	34,030	70,072	—
Municipals	3,478	—	3,478	—
Other funds	58,056	—	58,056	—
Alternative investments:				
Private equity funds	37,100	—	—	37,100
Hedge funds	36,904	—	—	36,904
Real estate funds	24,684	—	—	24,684
Total Assets	$ 506,605	$ 200,397	$ 207,520	$ 98,688

A reconciliation of the changes in Level 3 fair value measurements is as follows:

Level 3 Fair Value Assets and Liabilities	Year Ended December 31, 2012	2011
	(In thousands)	
PNM Pension	**Master Trust**	**Master Trust**
Balance at beginning of period	$ 84,133	$ 78,940
Actual return on assets sold during the period	2,627	1,624
Actual return on assets still held at period end	2,386	1,404
Purchases	5,498	4,030
Sales	(15,627)	(1,865)
Balance at end of period	$ 79,017	$ 84,133
TNMP Pension		
Balance at beginning of period	$ 14,555	$ 13,659
Actual return on assets sold during the period	197	280
Actual return on assets still held at period end	179	243
Purchases	413	695
Sales	(1,173)	(322)
Balance at end of period	$ 14,171	$ 14,555

Additional information concerning changes in Level 3 fair value measurements for the PNMR Master Trust is as follows:

Level 3 Fair Value Assets and Liabilities

PNMR Master Trust	Private equity funds	Hedge funds	Real estate funds	Total
		(In thousands)		
Balance at December 31, 2010	$ 32,935	$ 37,622	$ 22,042	$ 92,599
Actual return on assets sold during the period	1,904	—	—	1,904
Actual return on assets still held at period end	2,372	(718)	(7)	1,647
Purchases	2,076	—	2,649	4,725
Sales	(2,187)	—	—	(2,187)
Balance at December 31, 2011	37,100	36,904	24,684	98,688
Actual return on assets sold during the period	2,966	(80)	(62)	2,824
Actual return on assets still held at period end	40	2,453	72	2,565
Purchases	3,906	—	2,005	5,911
Sales	(5,800)	(8,000)	(3,000)	(16,800)
Balance at December 31, 2012	$ 38,212	$ 31,277	$ 23,699	$ 93,188

(9) Variable Interest Entities

GAAP determines how an enterprise evaluates and accounts for its involvement with variable interest entities, focusing primarily on whether the enterprise has the power to direct the activities that most significantly impact the economic performance of a variable interest entity. GAAP also requires continual reassessment of the primary beneficiary of a variable interest entity.

Valencia

PNM has a PPA to purchase all of the electric capacity and energy from Valencia, a 145 MW natural gas-fired power plant near Belen, New Mexico through May 2028. A third-party built, owns, and operates the facility while PNM is the sole purchaser of the electricity generated. The total construction cost for the facility was $90.0 million. During the term of the PPA, PNM has the option to purchase and own up to 50% of the plant or the variable interest entity. PNM estimates that the plant will typically operate during peak periods of energy demand in summer. PNM is obligated to pay fixed operations and maintenance and capacity charges in addition to variable operation and maintenance charges under this PPA. For the years ended December 31, 2012, 2011, and 2010, PNM paid $18.8 million, $18.3 million, and $17.9 million for fixed charges and $0.9 million, $1.4 million, and $1.1 million for variable charges. PNM does not have any other financial obligations related to Valencia. The assets of Valencia can only be used to satisfy obligations of Valencia and creditors of Valencia do not have any recourse against PNM's assets.

PNM sources fuel for the plant, controls when the facility operates through its dispatch, and receives the entire output of the plant, which factors directly and significantly impact the economic performance of Valencia. Therefore, PNM has concluded that the third party entity that owns Valencia is a variable interest entity and that PNM is the primary beneficiary of the entity under GAAP since PNM has the power to direct the activities that most significantly impact the economic performance of Valencia and will absorb the majority of the variability in the cash flows of the plant. As the primary beneficiary, PNM consolidates the entity in its financial statements. Accordingly, the assets, liabilities, operating expenses, and cash flows of Valencia are included in the consolidated financial statements of PNM although PNM has no legal ownership interest or voting control of the variable interest entity. The assets and liabilities of Valencia set forth below are immaterial to PNM and, therefore, not shown separately on the Consolidated Balance Sheets. The owner's equity and net income of Valencia are considered attributable to non-controlling interest.

Summarized financial information for Valencia is as follows:

Results of Operations

	Year ended December 31,		
	2012	2011	2010
	(In thousands)		
Operating revenues	$ 19,585	$ 19,720	$ 18,907
Operating expenses	(5,535)	(5,673)	(5,344)
Earnings attributable to non-controlling interest	$ 14,050	$ 14,047	$ 13,563

Financial Position

	December 31,	
	2012	2011
	(In thousands)	
Current assets	$ 3,655	$ 2,405
Net property, plant and equipment	77,953	80,785
Total assets	81,608	83,190
Current liabilities	765	767
Owners' equity – non-controlling interest	$ 80,843	$ 82,423

PVNGS Leases

PNM leases interests in Units 1 and 2 of PVNGS under arrangements, which were entered into in 1985 and 1986, that are accounted for as operating leases. There are currently eight separate lease agreements with eight different trusts whose beneficial owners are five different institutional investors. PNM is not the legal or tax owner of the leased assets. The beneficial owners of the trusts possess all of the voting control and pecuniary interests in the trusts. As described in Note 7, PNM has an option to purchase the leased assets at appraised value at the end of the leases, but does not have a fixed price purchase option and does not provide residual value guarantees. PNM has options to renew the leases at fixed rates set forth in the leases for two years beyond the termination of the original lease terms. The option periods on certain leases may be further extended for up to an additional six years if the appraised remaining useful lives and fair value of the leased assets are greater than parameters set forth in the leases. Under GAAP, these renewal options are considered to be variable interests in the trusts and result in the trusts being considered variable interest entities. PNM is only obligated to make payments to the trusts for the scheduled semi-annual lease payments, which, net of amounts that will be returned to PNM through its ownership in related lessor notes, aggregate $80.0 million over the remaining terms of the leases. Under certain circumstances (for example, final shutdown of the plant, the NRC issuing specified violation orders with respect to PVNGS, or the occurrence of specified nuclear events), PNM would be required to make specified payments to the beneficial owners and take title to the leased interests. If such an event had occurred as of December 31, 2012, PNM could have been required to pay the beneficial owners up to approximately $167.6 million, which would result in PNM taking ownership of the leased assets and termination of the leases. PNM has no other financial obligations or commitments to the trusts or the beneficial owners. Creditors of the trusts have no recourse to PNM's assets other than with respect to the contractual lease payments. PNM has no additional rights to the assets of the trusts other than the use of the leased assets. PNM has no assets or liabilities recorded on its Consolidated Balance Sheets related to the trusts other than accrued lease payments of $26.0 million at December 31, 2012 and 2011, which are included in other current liabilities on the Consolidated Balance Sheets.

PNM has evaluated the PVNGS lease arrangements, including the notices provided through January 2013 to the lessors (Note 7), and concluded that it does not have the power to direct the activities that most significantly impact the economic performance of the trusts and, therefore, is not the primary beneficiary of the trusts under GAAP. The significant factors considered in reaching this conclusion are: the periods covered by fixed price renewal options are significantly shorter than the anticipated remaining useful lives of the assets, particularly since the operating licenses for the plants were extended for twenty years through 2045 for Unit 1 and 2046 for Unit 2; PNM's only financial obligation to the trusts is to make the fixed lease payments and the payments do not vary based on the output of the plants or their performance; during the lease term, the economic performance of the trusts is substantially fixed due to the fixed lease payments; PNM is only one of several participants in PVNGS and is not the operating agent for the plants, so does not significantly influence the day-to-day operations of the plants; furthermore, the operations of the plants, including plans for their decommissioning, are highly regulated by the NRC, leaving little room for the participants to operate the plants in a manner that impacts the economic performance of the trusts; the economic performance of the trusts at the end of the lease terms is dependent upon the fair value and remaining lives of the plants at that time, which are determined by factors such as power prices, outlook for nuclear power, and the impacts of potential carbon legislation or regulation, all which are outside of PNM's control; and while PNM has some potential benefit from its renewal options, the vast majority of the value at the end of the leases will accrue to the beneficial owners of the trusts, particularly given increases in the value of existing nuclear generating facilities, which have no GHG, resulting from potential carbon legislation or regulation.

Delta

PNM has a PPA covering the entire output of Delta, which is a variable interest under GAAP. PNM makes fixed and variable payments to Delta under the PPA. PNM also controls the dispatch of the generating plant, which impacts the variable payments made under the PPA and impacts the economic performance of the entity that owns Delta. For the years ended December 31, 2012, 2011, and 2010, PNM incurred fixed capacity charges of $6.2 million, $6.0 million, and $6.0 million and variable energy charges of $0.8 million, $1.5 million, and $0.4 million under the PPA. PNM's only quantifiable obligation under the PPA is to make the fixed payments, which as of December 31, 2012, aggregated $45.2 million through the end of the PPA in 2020. PNM will also pay variable costs, which cannot be quantified since the amounts are based on how much the generating plant is in operation.

This arrangement was entered into prior to December 31, 2003 and PNM was unsuccessful in obtaining the information necessary to determine if it is the primary beneficiary of the entity that owns Delta, or to consolidate that entity if it were determined that PNM is the primary beneficiary. Accordingly, PNM was unable to make those determinations and, as provided in GAAP, accounted for this PPA as an operating lease.

In December 2012, PNM entered into an agreement with the owners of Delta under which PNM would purchase the entity that owns Delta. At closing PNM would make a cash payment of $23.0 million, which would be adjusted for actual working capital compared to a targeted working capital and certain prepayments of debt. Delta had project financing debt of $19.2 million at December 31, 2012, including $3.0 million due in 2013, which PNM would retire at closing of the purchase. The purchase is subject to approval of the NMPRC and FERC, as well as other customary closing conditions. Furthermore, closing is subject to the seller remedying specified operational, NERC compliance, and environmental issues. FERC approved the purchase on February 26, 2013.

Delta informed PNM that at December 31, 2012, it had total assets of $26.6 million, including net property, plant, and equipment of $23.1 million, and total liabilities of $21.1 million. Delta also indicated its 2012 revenue was $7.4 million and its net earnings were $0.9 million. Consolidation of Delta would be immaterial to the consolidated balance sheets for PNMR and PNM. Since all of Delta's revenues and expenses are attributable to its PPA arrangement with PNM, the primary impact of consolidating Delta to the consolidated statements of earnings for PNMR and PNM would be to reclassify Delta's net earnings from operating expenses and reflect such amount as earnings attributable to a non-controlling interest, without any impact to net earnings attributable to PNMR and PNM.

(10) Earnings Per Share

In accordance with GAAP, dual presentation of basic and diluted earnings (loss) per share has been presented in the Consolidated Statements of Earnings (Loss) of PNMR. Information regarding the computation of earnings (loss) per share is as follows:

	Year Ended December 31,		
	2012	2011	2010
	(In thousands, except per share amounts)		
Earnings (Loss) Attributable to PNMR:			
Earnings (loss)	$ 120,125	$ 190,934	$ (31,124)
Earnings attributable to Valencia Non-controlling Interest	(14,050)	(14,047)	(13,563)
Preferred stock dividend requirements of subsidiary	(528)	(528)	(528)
Net Earnings (Loss) Attributable to PNMR	$ 105,547	$ 176,359	$ (45,215)
Average Number of Common Shares:			
Outstanding during year	79,654	85,558	86,673
Equivalents from convertible preferred stock (Note 5)	—	3,469	4,778
Vested awards of restricted stock	145	174	106
Average Shares - Basic	79,799	89,201	91,557
Dilutive Effect of Common Stock Equivalents [1]:			
Stock options and restricted stock	618	556	—
Average Shares – Diluted	80,417	89,757	91,557
Net Earnings (Loss) Per Share of Common Stock:			
Basic	$ 1.32	$ 1.98	$ (0.49)
Diluted	1.31	1.96	(0.49)

[1] Excludes out-of-the-money options for 1,214,365 shares of common stock at December 31, 2012. Due to losses in the year ended December 31, 2010, no potentially dilutive securities are reflected in the average number of common shares used to compute earnings (loss) per share since any impact would be anti-dilutive. See Note 13.

(11) Income Taxes

PNMR

PNMR's income taxes (benefit) consist of the following components:

	Year Ended December 31,		
	2012	2011	2010
		(In thousands)	
Current federal income tax	$ (1,296)	$ 1,319	$ (52,184)
Current state income tax	(37)	(4,208)	(15,528)
Deferred federal income tax	50,851	119,280	28,364
Deferred state income tax	6,921	7,462	9,522
Investment tax credit earned and deferred	708	—	—
Amortization of accumulated investment tax credits	(2,237)	(2,318)	(2,429)
Total income taxes (benefit)	$ 54,910	$ 121,535	$ (32,255)

PNMR's provision for income taxes differed from the federal income tax computed at the statutory rate for each of the years shown. The differences are attributable to the following factors:

	Year Ended December 31,		
	2012	2011	2010
		(In thousands)	
Federal income tax at statutory rates	$ 61,262	$ 109,364	$ (22,183)
First Choice goodwill	—	15,055	—
Investment tax credits	(2,237)	(2,318)	(2,429)
Flow-through of depreciation items	1,284	3,659	3,995
Earnings attributable to non-controlling interest in Valencia	(4,918)	(4,917)	(4,747)
State income tax	4,646	3,395	(6,312)
Other	(5,127)	(2,703)	(579)
Total income taxes (benefit)	$ 54,910	$ 121,535	$ (32,255)
Effective tax rate	31.37%	38.90%	50.89%

The components of PNMR's net accumulated deferred income tax liability were:

	December 31,	
	2012	2011
	(In thousands)	
Deferred tax assets:		
Net operating loss	$ 110,989	$ 86,985
Pension	26,452	50,515
Regulatory liabilities related to income taxes	53,439	49,413
Other	129,801	109,875
Total deferred tax assets	320,681	296,788
Deferred tax liabilities:		
Depreciation and plant related	(759,587)	(697,528)
Investment tax credit	(14,242)	(15,771)
Regulatory assets related to income taxes	(59,471)	(56,312)
Stranded costs	(24,934)	(28,439)
Other	(178,492)	(168,688)
Total deferred tax liabilities	(1,036,726)	(966,738)
Net accumulated deferred income tax liabilities	(716,045)	(669,950)
Current accumulated deferred income tax (asset) liability	258	9,080
Non-current accumulated deferred income tax liability	$ (715,787)	$ (660,870)

The following table reconciles the change in PNMR's net accumulated deferred income tax liability to the deferred income tax benefit included in the Consolidated Statement of Earnings:

	Year Ended December 31, 2012
	(In thousands)
Net change in deferred income tax liability per above table	$ 46,095
Change in tax effects of income tax related regulatory assets and liabilities	942
Tax effect of mark-to-market adjustments	(570)
Tax effect of excess pension liability	10,085
Adjustment for uncertain income tax positions	(381)
Other	72
Deferred income taxes	$ 56,243

PNM

PNM's income taxes (benefit) consist of the following components:

	Year Ended December 31,		
	2012	2011	2010
		(In thousands)	
Current federal income tax	$ (12,951)	$ (46,364)	$ (77,691)
Current state income tax	(1,815)	(6,776)	438
Deferred federal income tax	55,486	78,673	109,170
Deferred state income tax	11,522	14,212	6,939
Investment tax credit earned and deferred	708	—	—
Amortization of accumulated investment tax credits	(2,237)	(2,318)	(2,429)
Total income taxes	$ 50,713	$ 37,427	$ 36,427

PNM's provision for income taxes differed from the federal income tax computed at the statutory rate for each of the years shown. The differences are attributable to the following factors:

	Year Ended December 31,		
	2012	2011	2010
		(In thousands)	
Federal income tax at statutory rates	$ 54,710	$ 37,088	$ 37,551
Investment tax credits	(2,237)	(2,318)	(2,429)
Flow-through of depreciation items	1,268	3,656	3,994
Earnings attributable to non-controlling interest in Valencia	(4,918)	(4,917)	(4,747)
State income tax	6,500	4,797	4,747
Other	(4,610)	(879)	(2,689)
Total income taxes	$ 50,713	$ 37,427	$ 36,427
Effective tax rate	32.44%	35.32%	33.95%

The components of PNM's net accumulated deferred income tax liability were:

	December 31, 2012	December 31, 2011
	(In thousands)	
Deferred tax assets:		
Net operating loss	$ 93,980	$ 72,615
Pension	32,532	54,270
Regulatory liabilities related to income taxes	48,027	43,578
Other	55,629	47,263
Total deferred tax assets	230,168	217,726
Deferred tax liabilities:		
Depreciation and plant related	(624,724)	(570,278)
Investment tax credit	(14,242)	(15,771)
Regulatory assets related to income taxes	(48,726)	(45,331)
Other	(134,046)	(123,098)
Total deferred tax liabilities	(821,738)	(754,478)
Net accumulated deferred income tax liabilities	(591,570)	(536,752)
Current accumulated deferred income tax liability	3,447	16,562
Non-current accumulated deferred income tax liability	$ (588,123)	$ (520,190)

The following table reconciles the change in PNM's net accumulated deferred income tax liability to the deferred income tax benefit included in the Consolidated Statement of Earnings:

	Year Ended December 31, 2012
	(In thousands)
Net change in deferred income tax liability per above table	$ 54,818
Change in tax effects of income tax related regulatory assets and liabilities	1,054
Tax effect of mark-to-market adjustments	(506)
Tax effect of excess pension liability	10,085
Adjustment for uncertain income tax positions	(370)
Other	398
Deferred income taxes	$ 65,479

TNMP

TNMP's income taxes consist of the following components:

	Year Ended December 31,		
	2012	2011	2010
		(In thousands)	
Current federal income tax	$ 9,152	$ (3,578)	$ 3,532
Current state income tax	1,822	1,981	1,766
Deferred federal income tax	4,406	15,507	4,775
Deferred state income tax	(28)	(29)	(29)
Total income taxes	$ 15,352	$ 13,881	$ 10,044

TNMP's provision for income taxes differed from the federal income tax computed at the statutory rate for each of the periods shown. The differences are attributable to the following factors:

	Year Ended December 31,		
	2012	2011	2010
		(In thousands)	
Federal income tax at statutory rates	$ 14,735	$ 12,648	$ 9,109
State income tax	1,185	1,288	1,148
Other	(568)	(55)	(213)
Total income taxes	$ 15,352	$ 13,881	$ 10,044
Effective tax rate	36.47%	38.41%	38.59%

The components of TNMP's net accumulated deferred income tax liability at December 31, were:

	December 31,	
	2012	2011
	(In thousands)	
Deferred tax assets:		
Regulatory liabilities related to income taxes	$ 5,412	$ 5,835
Other	16,702	16,043
Total deferred tax assets	22,114	21,878
Deferred tax liabilities:		
Depreciation and plant related	(133,686)	(125,270)
Stranded costs	(24,934)	(28,439)
Regulatory assets related to income taxes	(10,745)	(10,981)
Other	(15,328)	(14,113)
Total deferred tax liabilities	(184,693)	(178,803)
Net accumulated deferred income tax liabilities	(162,579)	(156,925)
Current accumulated deferred income tax (asset)	(1,131)	(2,272)
Non-current accumulated deferred income tax liability	$ (163,710)	$ (159,197)

The following table reconciles the change in TNMP's net accumulated deferred income tax liability to the deferred income tax benefit included in the Consolidated Statement of Earnings:

	Year Ended December 31, 2012
	(In thousands)
Net change in deferred income tax liability per above table	$ 5,654
Change in tax effects of income tax related regulatory assets and liabilities	(112)
Adjustments for uncertain income tax positions	(905)
Other	(259)
Deferred income taxes	$ 4,378

GAAP requires that the Company recognize only the impact of tax positions that, based on their technical merits, are more likely than not to be sustained upon an audit by the taxing authority. A reconciliation of unrecognized tax benefits (expenses) is as follows:

	PNMR	PNM	TNMP
		(In thousands)	
Balance at December 31, 2009	$ 22,591	$ (218)	$ 6,796
Additions based on tax positions related to 2010	13,514	12,136	992
Reductions for tax positions of prior years	—	—	—
Settlements	—	—	—
Balance at December 31, 2010	36,105	11,918	7,788
Additions based on tax positions related to 2011	(790)	(717)	(74)
Reductions for tax positions of prior years	(15,735)	(449)	(13)
Settlements	—	—	—
Balance at December 31, 2011	19,580	10,752	7,701
Additions based on tax positions related to 2012	2,046	1,152	—
Reductions for tax positions of prior years	(2,428)	(1,522)	(905)
Settlements	—	—	—
Balance at December 31, 2012	$ 19,198	$ 10,382	$ 6,796

Included in the balance at December 31, 2012 are $5.0 million and $0.8 million of unrecognized tax benefits that, if recognized, would affect the effective tax rate for PNMR and PNM. None of TNMP's unrecognized tax benefits at December 31, 2012 would affect the effective tax rate if recognized. The Company believes that it is reasonably possible that approximately $5.5 million of PNMR's unrecognized tax expenses, $0.4 million of PNM's unrecognized tax benefits, and $6.8 million of TNMP's unrecognized tax expenses will be reduced or settled in 2013 as a result of the conclusion of income tax examinations.

Estimated interest income related to refunds the Company expects to receive is included in Other Income and estimated interest expense and penalties related to potential cash settlements are included in Interest Expense in the Consolidated Statements of Earnings (Loss). Interest income (expense) related to income taxes is as follows:

	PNMR	PNM	TNMP
		(In thousands)	
2012	$ 243	$ 244	$ (3)
2011	$ 467	$ 401	$ 2
2010	$ 397	$ 465	$ (8)

Accumulated accrued interest receivable (payable) related to income taxes is as follows:

	PNMR	PNM	TNMP
		(In thousands)	
December 31, 2012:			
Accumulated accrued interest receivable	$ 3,796	$ 3,796	$ —
Accumulated accrued interest payable	$ (1,108)	$ (23)	$ (116)
December 31, 2011:			
Accumulated accrued interest receivable	$ 3,552	$ 3,552	$ —
Accumulated accrued interest payable	$ (1,107)	$ (23)	$ (113)

The Company files a federal consolidated and several consolidated and separate state income tax returns. The tax years prior to 2003 are closed to examination by either federal or state taxing authorities. Tax year 2003 is open for examination only for certain items. Tax year 2004 is closed to examination by federal and state taxing authorities. Other tax years are open to examination by federal and state taxing authorities. At December 31, 2012, the Company has $223.6 million of federal net operating loss carryforwards that expire beginning in 2030 and $25.2 million of federal tax credit carryforwards that expire beginning in 2023. State net operating losses expire beginning in 2015 and vary from federal due to differences between state and federal tax law. In 2010 and 2012, PNMR impaired $2.6 million and $0.7 million of New Mexico wind energy production tax credit carry forwards. These credits were not expected to be utilized prior to their expiration due to the Company's net operating loss position. PNMR has additional New Mexico wind energy production tax credit carry forwards that expire beginning in 2013. On January 3, 2013, the American Taxpayer Relief Act of 2012, which extended fifty percent bonus depreciation, was signed into law. Due to provisions in the act, taxes payable to the state of New Mexico for 2013 will be reduced and PNMR anticipates that, in accordance with GAAP, it will be required to impair an additional $1.5 million of New Mexico wind energy production tax credits in the first quarter of 2013.

(12) Pension and Other Postretirement Benefits

PNMR and its subsidiaries maintain qualified defined benefit pension plans, postretirement benefit plans providing medical and dental benefits, and executive retirement programs ("PNM Plans" and "TNMP Plans"). PNMR maintains the legal obligation for the benefits owed to participants under these plans. The periodic costs or income of the PNM Plans and TNMP Plans are included in regulated rates to the extent attributable to regulated operations. PNM receives a regulated return on the amount it has funded for its pension plan in excess of the periodic cost or income to the extent included in retail rates.

Participants in the PNM Plans include eligible employees and retirees of PNMR and other subsidiaries of PNMR. Participants in the TNMP Plans include eligible employees and retirees of TNMP and other subsidiaries of TNP. The PNM pension plan was frozen at the end of 1997 with regard to new participants, salary levels, and benefits. Through December 31, 2007, additional credited service could be accrued under the PNM pension plan up to a limit determined by age and service. The TNMP pension plan was frozen at December 31, 2005 with regard to new participants, salary levels, and benefits.

GAAP requires a plan sponsor to (a) recognize in its statement of financial position an asset for a plan's overfunded status or a liability for a plan's underfunded status; (b) measure a plan's assets and its obligations that determine its funded status as of the end of the employer's fiscal year; and (c) recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur.

GAAP requires unrecognized prior service costs and unrecognized gains or losses to be recorded in AOCI and subsequently amortized. The amortization of these incurred costs will ultimately be included as pension and postretirement benefit periodic cost or income in subsequent years. To the extent the amortization of these items will ultimately be recovered in future rates, PNM and TNMP record the costs as a regulatory asset or regulatory liability.

The Company has in place, for the PNM Plans and TNMP Plans, a policy that defines the investment objectives, establishes performance goals of the asset managers and provides procedures for the manner in which investments are to be reviewed. The plans implement investment strategies to achieve the following objectives:

- Maximize the return on assets, commensurate with the risk that the Corporate Investment Committee deems appropriate to meet the obligations of the pension plans and other postretirement benefits plans, minimize the volatility of expense, and account for contingencies
- Transition asset mix over time to a higher proportion of high quality fixed income investments as the plans' funded statuses improve

Management is responsible for the determination of the asset target mix and the expected rate of return. The target asset allocations are determined based on consultations with external investment advisors. The expected long-term rate of return on pension and postretirement plan assets is calculated on the market-related value of assets. GAAP requires that actual gains and losses on pension and postretirement plan assets be recognized in the market-related value of assets equally over a period of not more than five years, which reduces year-to-year volatility. For the PNM Plans and TNMP Plans, the market-related value of assets is equal to the prior year's market related value of assets adjusted for contributions, benefit payments and investment gains and losses that are within a corridor of plus or minus 4.0% around the expected return on market value. Gains and losses that are outside the corridor are amortized over five years.

Pension Plans

For defined benefit pension plans, including the executive retirement plans, the PBO represents the actuarial present value of all benefits attributed by the pension benefit formula to employee service rendered prior to that date using assumptions regarding future compensation levels. The ABO represents the PBO without considering future compensation levels. Since the plans are frozen, the PBO and ABO are equal. The following table presents information about the PBO, fair value of plan assets, and funded status of the plans:

	PNM Plan		TNMP Plan	
	Year Ended December 31,		Year Ended December 31,	
	2012	2011	2012	2011
	(In thousands)			
PBO at beginning of year	$ 588,874	$ 593,457	$ 67,234	$ 72,260
Service cost	—	—	—	—
Interest cost	32,232	32,804	3,635	3,800
Actuarial (gain) loss	94,361	1,197	11,434	(2,793)
Benefits paid	(39,918)	(38,584)	(5,663)	(6,033)
PBO at end of year	675,549	588,874	76,640	67,234
Fair value of plan assets at beginning of year	427,386	392,788	59,952	60,387
Actual return on plan assets	52,927	31,671	6,951	4,447
Employer contributions	77,700	41,511	5,300	1,151
Benefits paid	(39,918)	(38,584)	(5,663)	(6,033)
Fair value of plan assets at end of year	518,095	427,386	66,540	59,952
Funded status-asset (liability) for pension benefits	$ (157,454)	$ (161,488)	$ (10,100)	$ (7,282)

The following table presents pre-tax information about prior service cost and net actuarial (gain) loss in AOCI as of December 31, 2012.

	PNM Plan		TNMP Plan
	December 31, 2012		December 31, 2012
	Prior service cost	Net actuarial (gain) loss	Net actuarial (gain) loss
	(In thousands)		
Amounts in AOCI not yet recognized in net periodic benefit cost (income) at beginning of year	$ 171	$ 134,088	$ —
Experience loss (gain)	—	82,734	9,807
Regulatory asset (liability) adjustment	(1)	(52,423)	(9,807)
Amortization recognized in net periodic benefit cost (income)	(138)	(4,573)	—
Amounts in AOCI not yet recognized in net periodic benefit cost (income) at end of year	$ 32	$ 159,826	$ —
Amortization expected to be recognized in 2013	$ (32)	$ (6,233)	$ —

The following table presents the components of net periodic benefit cost (income):

	Year Ended December 31,		
	2012	2011	2010
	(In thousands)		
PNM Plan			
Service cost	$ —	$ —	$ —
Interest cost	32,232	32,804	34,073
Expected return on plan assets	(41,301)	(37,075)	(37,354)
Amortization of net (gain) loss	10,516	9,209	6,450
Amortization of prior service cost	317	317	317
Net periodic benefit cost	$ 1,764	$ 5,255	$ 3,486
TNMP Plan			
Service cost	$ —	$ —	$ —
Interest cost	3,635	3,800	4,126
Expected return on plan assets	(5,324)	(5,470)	(5,794)
Amortization of net (gain) loss	462	346	—
Amortization of prior service cost	—	—	—
Net periodic benefit cost (income)	$ (1,227)	$ (1,324)	$ (1,668)

The following significant weighted-average assumptions were used to determine the PBO and net periodic benefit cost (income). Should actual experience differ from actuarial assumptions, the PBO and net periodic benefit cost (income) would be affected.

	Year Ended December 31,		
PNM Plan	**2012**	**2011**	**2010**
Discount rate for determining December 31 PBO	4.30%	5.67%	5.72%
Discount rate for determining net periodic benefit cost (income)	5.67%	5.72%	6.47%
Expected return on plan assets	8.25%	8.50%	8.75%
Rate of compensation increase	N/A	N/A	N/A
TNMP Plan			
Discount rate for determining December 31 PBO	4.19%	5.69%	5.50%
Discount rate for determining net periodic benefit cost (income)	5.69%	5.50%	6.31%
Expected return on plan assets	8.25%	8.50%	8.75%
Rate of compensation increase	N/A	N/A	N/A

The assumed discount rate for determining the PBO was determined based on a review of long-term high-grade bonds and management's expectations. Changes in discount rates resulted in increases in the PNM PBO of $86.4 million and $2.8 million at December 31, 2012 and 2011. Changes in discount rates resulted in an increase in the TNMP PBO of $10.7 million at December 31, 2012 and a decrease of $1.2 million at December 31, 2011. Changes in demographic experiences also resulted in an actuarial loss in the PNM PBO of $8.0 million and an actuarial gain of $1.6 million at December 31, 2012 and 2011. Changes in demographic experiences resulted in an actuarial loss in the TNMP PBO of $0.8 million and an actuarial gain of $1.7 million at December 31, 2012 and 2011. The impacts of other changes in assumptions and experience were not significant. These changes are reflected as actuarial (gain) loss above. In 2011, TNMP had an actuarial loss due to changes in demographics associated with the early retirement of FCP employees. The loss was not significant and is not included in the net periodic benefit (income) cost above.

The expected long-term rate of return on plan assets reflects the average rate of earnings expected on the funds invested, or to be invested, to provide for the benefits included in the PBO. Factors that are considered include, but are not limited to, historic returns on plan assets, current market information on long-term returns (e.g., long-term bond rates) and current and target asset allocations between asset categories. The expected long-term rate of return assumption for the PNM and TNMP pension plans compares to the actual return of 11.0% and 11.2% for the year ended December 31, 2012. If all other factors were to remain unchanged, a 1% decrease in the expected long-term rate of return would cause PNM's and TNMP's 2013 net periodic cost to increase $5.5 million and $0.6 million (analogous changes would result from a 1% increase).

The Company's long-term pension investment strategy is to invest in assets whose interest rate sensitivity is correlated with the pension liability. The Company has chosen to implement this strategy known as Liability Driven Investing ("LDI") by increasing the liability matching investments as the funded status of the pension plans improves. These liability matching investments are currently fixed income securities. The pension plans current targeted asset allocation is 31% equities, 53% fixed income, and 16% alternative investments. Equity investments are primarily in domestic securities that include large, mid, and small capitalization companies. The pension plans have an 8% targeted allocation to equities of companies domiciled primarily in developed countries outside of the United States. This category includes actively managed international and domestic equity securities that are benchmarked against a variety of style indices. Fixed income investments are primarily corporate bonds of companies from diversified industries, and government securities. Alternative investments include investments in hedge funds, real estate funds, and private equity funds. The hedge funds and private equity funds are structured as multi-manager multi-strategy fund of funds to achieve a diversified position in these asset classes. The hedge funds pursue various absolute return strategies such as relative value, long-short equity, and event driven. Private equity fund strategies include mezzanine financing, buy-outs, and venture capital. The real estate investment is structured as an open-ended, commingled private real estate portfolio that invests in a diversified portfolio of assets including commercial property and multi-family housing. See Note 8 for fair value information concerning assets held by the pension plans.

The following pension benefit payments are expected to be paid:

	PNM Plan	TNMP Plan
	(In thousands)	
2013	$ 42,186	$ 5,922
2014	42,979	6,189
2015	43,573	6,385
2016	44,092	5,982
2017	44,608	5,893
2018 – 2022	223,777	26,193

Due to declines in the general price levels of marketable equity securities held by the pension plans, PNM and TNMP have been making contributions to the pension plans since 2010. In January 2013, the Company made contributions to the PNM and TNMP pension plans of $60.0 million and $1.0 million. No additional contributions are required to be made in 2013. Based on current law, including recent amendments to funding requirements, and estimates of portfolio performance, contributions to the pension plan trust for 2014-2017 are estimated to total $49.1 million for PNM and none for TNMP. These anticipated contributions were developed using current funding assumptions with a discount rates of 4.8% to 5.2%. Actual amounts to be funded in the future will be dependent on the actuarial assumptions at that time, including the appropriate discount rate.

Other Postretirement Benefit Plans

For postretirement benefit plans, the APBO is the actuarial present value as of a date of all future benefits attributed under the terms of the postretirement benefit plan to employee service rendered to that date.

The following table presents information about the APBO, the fair value of plan assets, and the funded status of the plans:

	PNM Plan		TNMP Plan	
	Year Ended December 31,		Year Ended December 31,	
	2012	2011	2012	2011
	(In thousands)			
APBO at beginning of year	$ 96,221	$ 99,486	$ 11,344	$ 12,152
Service cost	217	259	244	306
Interest cost	5,293	5,378	624	654
Participant contributions	2,266	2,206	404	281
Actuarial (gain) loss	5,008	712	2,727	(862)
Benefits paid	(9,392)	(10,315)	(1,665)	(1,187)
Plan amendments	—	(1,505)	—	—
APBO at end of year	99,613	96,221	13,678	11,344
Fair value of plan assets at beginning of year	58,776	61,749	8,303	8,596
Actual return on plan assets	9,285	2,263	1,259	262
Employer contributions	3,529	2,873	342	351
Participant contributions	2,266	2,206	404	281
Benefits paid	(9,392)	(10,315)	(1,665)	(1,187)
Fair value of plan assets at end of year	64,464	58,776	8,643	8,303
Funded status-asset (liability)	$ (35,149)	$ (37,445)	$ (5,035)	$ (3,041)

In 2011, TNMP had an actuarial gain due to changes in demographics associated with the early retirement of FCP employees. The gain was not significant and is not included in the net periodic benefit (income) cost below. The early retirement of FCP employees in 2011 resulted in 100% of the TNMP plan being related to regulated operations. The following table presents pre-tax information about the PNM Plan prior service cost and net actuarial (gain) loss in AOCI as of December 31, 2012.

	PNM Plan		TNMP Plan	
	December 31, 2012		December 31, 2012	
	Prior service cost (credit)	Net actuarial (gain) loss	Prior service cost	Net actuarial (gain) loss
	(In thousands)			
Amount in AOCI not yet recognized in net periodic benefit cost (income) at beginning of year	$ (121)	$ 960	$ —	$ —
Experience loss (gain)	—	623	—	1,985
Regulatory asset (liability) adjustment	156	(1,683)	—	(1,985)
Amortization recognized in net periodic benefit cost (income)	(35)	100	—	
Amounts in AOCI not yet recognized in net periodic benefit cost (income) at end of year	$ —	$ —	$ —	$ —
Amortization expected to be recognized in 2013	$ —	$ —	$ —	$ —

The following table presents the components of net periodic benefit cost:

	Year Ended December 31,		
	2012	2011	2010
	(In thousands)		
PNM Plan			
Service cost	$ 217	$ 259	$ 419
Interest cost	5,293	5,378	7,650
Expected return on plan assets	(4,901)	(5,388)	(5,572)
Amortization of net (gain) loss	3,888	3,205	5,489
Amortization of prior service credit	(1,343)	(2,648)	(4,143)
Net periodic benefit cost	$ 3,154	$ 806	$ 3,843
TNMP Plan			
Service cost	$ 244	$ 306	$ 289
Interest cost	624	654	711
Expected return on plan assets	(516)	(533)	(514)
Amortization of net (gain) loss	(209)	(193)	(195)
Amortization of prior service cost	57	60	60
Net periodic benefit cost	$ 200	$ 294	$ 351

The following significant weighted-average assumptions were used to determine the APBO and net periodic benefit cost. Should actual experience differ from actuarial assumptions, the APBO and net periodic benefit cost would be affected.

	Year Ended December 31,		
PNM Plan	**2012**	**2011**	**2010**
Discount rate for determining December 31 APBO	4.26%	5.70%	5.59%
Discount rate for determining net periodic benefit cost	5.70%	5.59%	6.42%
Expected return on plan assets	8.50%	8.50%	8.75%
Rate of compensation increase	N/A	N/A	N/A
TNMP Plan			
Discount rate for determining December 31 APBO	4.26%	5.70%	5.59%
Discount rate for determining net periodic benefit cost	5.70%	5.59%	6.42%
Expected return on plan assets	6.50%	6.30%	6.70%
Rate of compensation increase	N/A	N/A	N/A

The assumed discount rate for determining the APBO was determined based on a review of long-term high-grade bonds and management's expectations. Changes in the discount rates resulted in an increase in the PNM APBO of $13.1 million at December 31, 2012 and a decrease of $1.0 million at December 31, 2011. Changes in discount rates resulted in an increase in the TNMP APBO of $2.0 million at December 31, 2012 and a decrease of $0.1 million at December 31, 2011. Changes in claims, contributions, and demographic experience also resulted in actuarial gains in the PNM plan of $8.1 million at December 31, 2012 and actuarial losses of $1.7 million at December 31, 2011. Additionally, changes in claims, contributions, and demographic experience resulted in an actuarial loss in the TNMP plan of $0.8 million at December 31, 2012 and an actuarial gain of $0.6 million at December 31, 2011. The impacts of other changes in assumptions and experience were not significant. These changes are reflected as actuarial (gain) loss above.

The expected long-term rate of return on plan assets reflects the average rate of earnings expected on the funds invested, or to be invested, to provide for the benefits included in the APBO. Factors that are considered include, but are not limited to, historic returns on plan assets, current market information on long-term returns (e.g., long-term bond rates), and current and target asset allocations between asset categories. The expected long-term rate of return assumption for the PNM and TNMP postretirement benefit plans compares to the actual return of 16.3% and 16.1% for the year ended December 31, 2012. If all other factors were to remain unchanged, a 1% decrease in the expected long-term rate of return would cause PNM's and TNMP's 2013 postretirement benefit cost to increase $0.6 million and $0.1 million (analogous changes would result from a 1% increase).

TNMP's exposure to cost increases in the postretirement benefit plan is minimized by a provision that limits TNMP's share of costs under the plan. Costs of the plan in excess of the limit are wholly borne by the participants. TNMP reached the cost limit at the end of 2001. As a result, a one-percentage-point change in assumed health care cost trend rates would have no effect on either the net periodic expense or the year-end APBO.

The following table shows the assumed health care cost trend rates:

	PNM Plan	
	December 31,	
	2012	**2011**
Health care cost trend rate assumed for next year	7.0%	7.5%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.0%	5.0%
Year that the rate reaches the ultimate trend rate	2017	2017

The following table shows the impact of a one-percentage-point change in assumed health care cost trend rates:

	PNM Plan	
	1-Percentage-Point Increase	1-Percentage-Point Decrease
	(In thousands)	
Effect on total of service and interest cost	$ 395	$ (342)
Effect on APBO	$ 6,454	$ (5,550)

The Company's other postretirement benefit plans invest in a portfolio that is diversified by asset class and style strategies. The other postretirement benefit plans generally use the same pension fixed income and equity investment managers and utilize the same overall investment strategy as described above for the pension plans, except there is no allocation to alternative investments. The other postretirement benefit plans have a target asset allocation of 70% equities and 30% fixed income. See Note 8 for fair value information concerning assets held by the other postretirement benefit plans.

The following other postretirement benefit payments, which reflect expected future service, are expected to be paid:

	PNM Plan	TNMP Plan
	(In thousands)	
2013	$ 6,123	$ 786
2014	6,327	796
2015	6,450	803
2016	6,668	823
2017	6,780	838
2018 – 2022	34,983	4,322

PNM expects to make contributions totaling $3.5 million to the PNM postretirement benefit plan in 2013. TNMP expects to make contributions totaling $0.3 million to the TNMP postretirement benefit plan in 2013.

Executive Retirement Programs

For the executive retirement programs, the following table presents information about the PBO and funded status of the plans:

	PNM Plan		TNMP Plan	
	Year Ended December 31,		Year Ended December 31,	
	2012	2011	2012	2011
	(In thousands)			
PBO at beginning of year	$ 16,191	$ 17,020	$ 844	$ 884
Service cost	—	—	—	—
Interest cost	876	930	45	46
Actuarial (gain) loss	1,895	(252)	107	8
Benefits paid	(1,495)	(1,507)	(94)	(94)
PBO at end of year-funded status	17,467	16,191	902	844
Less current liability	1,452	1,436	90	89
Non-current liability	$ 16,015	$ 14,755	$ 812	$ 755

The following table presents pre-tax information about net actuarial loss in AOCI as of December 31, 2012.

	December 31, 2012	
	PNM Plan	TNMP Plan
	(In thousands)	
Amount in AOCI not yet recognized in net periodic benefit cost at beginning of year	$ 1,354	$ —
Experience loss (gain)	1,895	107
Regulatory asset (liability) adjustment	(1,216)	(107)
Amortization recognized in net periodic benefit cost (income)	36	—
Amount in AOCI not yet recognized in net periodic benefit cost at end of year	$ 2,069	$ —
Amortization expected to be recognized in 2013	$ (98)	$ —

The following table presents the components of net periodic benefit:

	Year Ended December 31,		
	2012	2011	2010
	(In thousands)		
PNM Plan			
Service cost	$ —	$ —	$ —
Interest cost	876	930	1,053
Amortization of net loss	83	93	71
Amortization of prior service cost	—	—	—
Net periodic benefit cost	$ 959	$ 1,023	$ 1,124
TNMP Plan			
Service cost	$ —	$ —	$ —
Interest cost	45	46	52
Amortization of net (gain) loss	—	—	(4)
Amortization of prior service cost	—	—	—
Net periodic benefit cost	$ 45	$ 46	$ 48

The following significant weighted-average assumptions were used to determine the PBO and net periodic benefit cost. Should actual experience differ from actuarial assumptions, the PBO and net periodic benefit cost would be affected.

	Year Ended December 31,		
PNM Plan	2012	2011	2010
Discount rate for determining December 31 PBO	4.30%	5.67%	5.72%
Discount rate for determining net periodic benefit cost	5.67%	5.72%	6.47%
Long-term rate of return on plan assets	N/A	N/A	N/A
Rate of compensation increase	N/A	N/A	N/A
TNMP Plan			
Discount rate for determining December 31 PBO	4.19%	5.69%	5.50%
Discount rate for determining net periodic benefit cost	5.69%	5.50%	6.31%
Long-term rate of return on plan assets	N/A	N/A	N/A
Rate of compensation increase	N/A	N/A	N/A

The assumed discount rate for determining the PBO was determined based on a review of long-term high-grade bonds and management's expectations. The impacts of changes in assumptions or experience were not significant.

The following executive retirement plan payments, which reflect expected future service, are expected:

	PNM Plan	TNMP Plan
	(In thousands)	
2013	$ 1,452	$ 92
2014	1,436	91
2015	1,418	89
2016	1,396	87
2017	1,371	85
2018 – 2022	6,340	371

Other Retirement Plans

PNMR sponsors a 401(k) defined contribution plan for eligible employees, including those of its subsidiaries. PNMR's contributions to the 401(k) plan consist of a discretionary matching contribution equal to 75% of the first 6% of eligible compensation contributed by the employee on a before-tax basis. PNMR also makes a non-matching contribution ranging from 3% to 10% of eligible compensation based on the eligible employee's age.

PNMR also provides executive deferred compensation benefits through an unfunded, non-qualified plan. The purpose of this plan is to permit certain key employees of PNMR who participate in the 401(k) defined contribution plan to defer compensation and receive credits without reference to the certain limitations on contributions. Eligible employees are allowed to save on an after-tax basis.

A summary of expenses for these other retirement plans is as follows:

	Year Ended December 31,		
	2012	2011	2010
		(In thousands)	
PNMR			
401(k) plan	$ 16,185	$ 17,000	$ 17,199
Non-qualified plan	$ 1,491	$ 1,931	$ 2,500
PNM			
401(k) plan	$ 12,427	$ 12,541	$ 12,788
Non-qualified plan	$ 1,143	$ 1,407	$ 1,871
TNMP			
401(k) plan	$ 3,739	$ 3,723	$ 3,496
Non-qualified plan	$ 327	$ 431	$ 478

(13) Stock-Based Compensation Plans

PNMR has various stock-based compensation programs, including stock options, restricted stock, and performance shares granted under the Performance Equity Plan ("PEP"). Although certain PNM and TNMP employees participate in the PNMR plans, PNM and TNMP do not have separate employee stock-based compensation plans. In 2011, the Company changed its approach to awarding stock-based compensation. As a result, no stock options were granted in 2011 or 2012 and awards of restricted stock increased. Certain restricted stock awards are subject to achieving performance or market targets and some also have time vesting requirements. Other awards of restricted stock are only subject to time vesting requirements.

Performance Equity Plan

The PEP provides for the granting of non-qualified stock options, restricted stock rights, performance shares, performance units, and stock appreciation rights to officers, key employees, and non-employee board members. Restricted stock under the PEP refers to award of stock subject to vesting, performance, or market conditions not to shares with contractual post-vesting restrictions. Generally, the awards vest ratably over three years from the grant date of the award. However, certain awards with performance or market conditions vest upon satisfaction of those conditions and plan provisions provide that upon retirement, participants become 100% vested in stock awards. The total number of shares of PNMR common stock subject to all awards under the PEP may not exceed 12.34 million shares, subject to adjustment under certain circumstances defined in the PEP. The number of shares of PNMR common stock subject to the grant of restricted stock rights, performance shares and units and stock appreciation rights is limited to 3.24 million shares. Re-pricing of stock options is prohibited unless specific shareholder approval is obtained.

Source of Shares

The source of shares for exercised stock options and vested restricted stock is shares acquired on the open market by an independent agent, rather than newly issued shares.

Accounting for Stock Awards

The stock-based compensation expense related to stock options and restricted stock awards without performance or market conditions is amortized to compensation expense over the requisite vesting period, which is generally three years. However, compensation expense for stock options and restricted stock awards to participants that are retirement eligible on the grant date is recognized immediately at the grant date and is not amortized. Compensation expense for performance-based shares is recognized ratably over the performance period and is adjusted periodically to reflect the level of achievement expected to be attained. Compensation expense related to market-based shares is recognized ratably over the measurement period, regardless of the actual level of achievement, provided the employees remain with the Company during the period.

Total compensation expense for stock-based payment arrangements recognized by PNMR for the years ended December 31, 2012, 2011, and 2010 was $3.6 million, $6.2 million, and $2.2 million. Stock compensation expense of $2.7 million, $4.3 million, and $1.5 million was charged to PNM and $1.0 million, $1.4 million, and $0.4 million was charged to TNMP.

PNMR receives a tax deduction for certain stock option exercises during the period the options are exercised, generally for the excess of the price at which the options are sold over the exercise prices of the options, and a tax deduction for the value of restricted stock at the vesting date.

At December 31, 2012, PNMR had less than $0.1 million of unrecognized compensation expense related to stock options. Unrecognized compensation expense related to restricted stock and performance-based shares of $1.8 million is expected to be recognized over 1.7 years. Unrecognized compensation expense related to market-based shares of $2.0 million is expected to be recognized over 1.8 years.

The Company uses the Black Scholes option pricing model to estimate the fair value of stock option awards based on multiple factors, including historical exercise patterns of employees in relatively homogenous groups with respect to exercise and post-vesting employment termination behaviors, expected exercising patterns for these same homogenous groups, and both the implied and historical volatility of PNMR's stock price. The grant date fair value for restricted stock and stock awards with Company internal performance targets is determined based on the market price of PNMR common stock on the date of the agreements reduced by the present value of future dividends, which will not be received prior to vesting, applied to the total number of shares that are anticipated to vest, although the number of performance shares that ultimately vest cannot be determined until after the performance periods end. The grant date fair value of stock awards with market targets is determined using Monte Carlo simulation models, which provide grant date fair values that include an expectation of the number of shares to vest.

The following table summarizes the weighted-average assumptions used to determine the awards grant date fair value:

	Year Ended December 31,		
Stock Options	**2012**	**2011**	**2010**
Dividend yield	—%	—%	4.09%
Expected volatility	—%	—%	41.55%
Risk-free interest rates	—%	—%	2.13%
Expected life (years)	—	—	4.6
Restricted Shares and Performance-Based Shares			
Expected quarterly dividends per share	$ 0.145	$ 0.125	$ 0.125
Risk-free interest rate	1.22%	1.35%	1.49%
Market-Based Shares			
Dividend yield	3.45%	—	—
Expected volatility	43.98%	—	—
Risk-free interest rate	1.04%	—	—

The following table summarizes activity in stock options and restricted stock awards, including performance-based and market-based shares:

	Stock Option Shares	Weighted Average Exercise Price	Restricted Stock	Weighted-Average Grant Date Fair Value
Outstanding at December 31, 2011	3,202,229	$ 18.95	418,730	$ 12.36
Granted	—	$ —	320,597	$ 16.75
Exercised	(906,850)	$ 12.88	(375,402)	$ 13.58
Forfeited	(7,434)	$ 12.22	(10,203)	$ 12.88
Expired	(295,245)	$ 25.82	—	—
Outstanding at December 31, 2012	1,992,700	$ 20.72	353,722	14.03

Included as granted and exercised in the above table are 42,768 restricted stock shares that were based on achieving performance targets for the 2009 through 2011 period. The Board approved these shares at maximum levels in March 2012. Also included as granted and exercised in the table above are 117,174 restricted stock shares that were based upon achieving performance or market targets for 2011. The Board approved these shares in March 2012, including the performance-based shares at near maximum levels.

PNMR has unvested restricted share agreements that provide for performance and market targets through 2014. Excluded from the above table are 100,961 shares for the targets based on 2012 performance, as well as maximums of 188,129 and 198,992 shares for periods ending in 2013 and 2014 that would be awarded if all performance and market criteria are achieved and all executives remain eligible.

In March 2012, the Company entered into a retention award agreement with its Chairman, President, and Chief Executive Officer under which she would receive 135,000 shares of PNMR's common stock if the Company meets specific market targets at the end of 2016 and she remains an employee of the Company. If the Company achieves specific market targets at the end of 2014 and she remains an employee of the Company, she would receive 35,000 of the total shares at that time. The retention award was made under the PEP and was approved by the Board on February 28, 2012. The above tables do not include any restricted stock shares under the retention award agreement.

At December 31, 2012, the aggregate intrinsic value of stock options outstanding and exercisable was $7.2 million and $6.1 million with weighted-average remaining contract lives of 4.21 and 3.99. At December 31, 2012, the exercise price of 1,214,365 outstanding stock options is greater than the closing price of PNMR common stock on that date so those options have no intrinsic value.

The following table provides additional information concerning stock options, and restricted stock activity including performance-based and market-based shares:

	Year Ended December 31,		
Stock Options	**2012**	**2011**	**2010**
Weighted-average grant date fair value of options granted	$ —	$ —	$ 3.05
Total fair value of options that vested (in thousands)	$ 6,787	$ 1,189	$ 1,393
Total intrinsic value of options exercised (in thousands)	$ 6,356	$ 2,616	$ 525
Restricted Stock			
Weighted-average grant date fair value	$ 16.75	$ 13.79	$ 9.26
Total fair value of restricted shares that vested (in thousands)	$ 5,099	$ 1,240	$ 1,365

(14) Construction Program and Jointly-Owned Electric Generating Plants

PNMR's construction expenditures for 2012 were $308.9 million. PNM's construction expenditures for 2012 were $196.8 million, including expenditures on jointly-owned projects. TNMP does not participate in the ownership or operation of any generating plants, but incurred construction expenditures of $93.0 million during 2012.

Joint Projects

Under the agreements for the jointly-owned projects, PNM has an undivided interest in each asset and liability of the project and records its pro-rata share of each item in the corresponding asset and liability account on PNM's Consolidated Balance Sheets. Likewise, PNM records its pro-rata share of each item of operating and maintenance expenses for its jointly-owned plants within the corresponding operating expense account in its Consolidated Statements of Earnings. PNM is responsible for financing its share of the capital and operating costs of the joint projects.

At December 31, 2012, PNM's interests and investments in jointly-owned generating facilities are:

Station (Fuel Type)	Plant in Service	Accumulated Depreciation	Construction Work in Progress	Composite Interest
	(In thousands)			
SJGS (Coal)	$ 978,575	$ (401,866)	$ 19,144	46.30%
PVNGS (Nuclear) [1]	$ 489,425	$ (132,781)	$ 41,134	10.20%
Four Corners Units 4 and 5 (Coal)	$ 152,873	$ (100,010)	$ 5,988	13.00%
Luna (Gas)	$ 62,778	$ (15,195)	$ 117	33.33%

(1) Includes interest in PVNGS Unit 3, interest in common facilities for all PVNGS units, and owned interests in PVNGS Units 1 and 2.

San Juan Generating Station

PNM operates and jointly owns the SJGS. SJGS Units 1 and 2 are owned on a 50% shared basis with Tucson. SJGS Unit 3 is owned 50% by PNM, 41.8% by SCPPA, and 8.2% by Tri-State. SJGS Unit 4 is owned 38.457% by PNM, 28.8% by M-S-R Public Power Agency, 10.04% by the City of Anaheim, California, 8.475% by the City of Farmington, New Mexico, 7.2% by the County of Los Alamos, New Mexico, and 7.028% by UAMPS. See Note 16 for additional information about SJGS.

Palo Verde Nuclear Generating Station

PNM is a participant in the three units of PVNGS, also known as the Arizona Nuclear Power Project, with APS (the operating agent), SRP, EPE, SCE, SCPPA, and The Department of Water and Power of the City of Los Angeles. PNM has a 10.2% undivided interest in PVNGS, with portions of its interests in Units 1 and 2 held under leases. See Note 7 for additional information concerning the PVNGS leases.

Operation of each of the three PVNGS units requires an operating license from the NRC. The NRC issued full power operating licenses for Unit 1 in June 1985, Unit 2 in April 1986, and Unit 3 in November 1987. The full power operating licenses were originally for a period of 40 years and authorize APS, as operating agent for PVNGS, to operate the three PVNGS units. On April 21, 2011, the NRC approved extensions in the operating licenses for the plants for 20 years through June 2045 for Unit 1, April 2046 for Unit 2, and November 2047 for Unit 3. In April 2010, APS entered into a Municipal Effluent Purchase and Sale Agreement that provides effluent water rights necessary for cooling purposes at PVNGS through 2050.

Four Corners Power Plant

PNM is a participant in two units of Four Corners with APS (the operating agent), EPE, SRP, SCE, and Tucson. PNM has a 13.0% undivided interest in Units 4 and 5 of Four Corners. The Four Corners plant site is leased from the Navajo Nation and is also subject to an easement from the federal government. APS, on behalf of the Four Corners participants, has negotiated amendments to an existing facility lease with the Navajo Nation which would extend the Four Corners leasehold interest to 2041. The amendments have been approved by the Navajo Nation Council and signed by the Nation's President. The effectiveness of the amendments also requires the approval of the DOI, as does a related federal rights-of-way grant which the Four Corners participants will pursue. A federal environmental review will be conducted as part of the DOI review process. See Note 16 for additional information about Four Corners.

Luna Energy Facility

Luna is a combined-cycle power plant near Deming, New Mexico. Luna is owned 33.33% by PNM, 33.3% by Tucson and 33.3% by Freeport McMoran. The operation and maintenance of the facility has been contracted to North American Energy Services.

Construction Program

The Company anticipates making substantial capital expenditures for the construction and acquisition of utility plant and other property and equipment. A summary of the budgeted construction expenditures, including expenditures for jointly-owned projects, and nuclear fuel, is as follows:

	2013	2014	2015	2016	2017	Total
			(In millions)			
PNM	$ 274.0	$ 287.2	$ 310.1	$ 196.7	$ 174.5	$ 1,242.5
TNMP	84.0	97.5	105.6	90.5	92.7	470.3
Corporate and Other	14.8	13.8	13.8	13.4	13.3	69.1
Total PNMR	$ 372.8	$ 398.5	$ 429.5	$ 300.6	$ 280.5	$ 1,781.9

The construction expenditure estimates are under continuing review and subject to ongoing adjustment, as well as to Board review and approval. The construction expenditures above include additional renewable resources anticipated to be required to meet the RPS, additional peaking resources needed to meet needs outlined in PNM's current IRP, and environmental upgrades at Four Corners of $71.9 million estimated to be expended through 2017. The construction expenditures above do not include any amounts for environmental upgrades at SJGS that ultimately may be required by EPA to address regional haze (Note 16) or expenditures that could be required to replace capacity should environmental control at SJGS involve shutdown of one or more SJGS units.

(15) Asset Retirement Obligations

The ARO is recorded based on the determination of underlying assumptions, such as discount rates, estimates of the future costs for decommissioning, and the timing of the removal activities to be performed. Any changes in these assumptions underlying the required calculations may require revisions to the estimated ARO when identified. A reconciliation of ARO is as follows:

	PNMR	PNM	TNMP
		(In thousands)	
Liability at December 31, 2009	$ 70,963	$ 70,099	$ 771
Liabilities incurred	532	531	—
Liabilities settled	(603)	(413)	(190)
Accretion expense	6,019	5,945	67
Revisions to estimated cash flows [1]	(274)	(274)	—
Liability at December 31, 2010	76,637	75,888	648
Liabilities incurred	60	60	—
Liabilities settled	(4)	—	(4)
Accretion expense	6,114	6,051	55
Revisions to estimated cash flows [1]	(3,574)	(3,574)	—
Liability at December 31, 2011	79,233	78,425	699
Liabilities incurred	—	—	—
Liabilities settled	(25)	—	(25)
Accretion expense	6,685	6,617	58
Liability at December 31, 2012	$ 85,893	$ 85,042	$ 732

[1] Based on studies to estimate amount and timing of future ARO expenditures. PNM has an ARO for PVNGS that includes the obligations for nuclear decommissioning of that facility. In 2011, a new decommissioning study for PVNGS reflects updated cash flow estimates and the 20-year license extension, which extends the commencement of decommissioning to 2045. The new study resulted in a $4.2 million decrease to the ARO.

(16) Commitments and Contingencies

Overview

There are various claims and lawsuits pending against the Company. The Company is also subject to federal, state, and local environmental laws and regulations and periodically participates in the investigation and remediation of various sites. In addition, the Company occasionally enters into financial commitments in connection with its business operations. The Company is also involved in various legal and regulatory (Note 17) proceedings in the normal course of its business. It is not possible at this time for the Company to determine fully the effect of all litigation and other legal and regulatory proceedings on its financial position, results of operations, or cash flows.

With respect to some of the items listed below, the Company has determined that a loss is not probable or that, to the extent probable, cannot be reasonably estimated. In some cases, the Company is not able to predict with any degree of certainty the range of possible loss that could be incurred. Notwithstanding these facts, the Company has assessed these matters based on current information and made judgments concerning their potential outcome, giving due consideration to the nature of the claim, the amount and nature of damages sought, and the probability of success. Such judgments are made with the understanding that the outcome of any litigation, investigation, and other legal proceeding is inherently uncertain. In accordance with GAAP, the Company records liabilities for matters where it is probable a loss has been incurred and the amount of loss is reasonably estimable. The actual outcomes of the items listed below could ultimately differ from the judgments made and the differences could be material. The Company cannot make any assurances that the amount of reserves or potential insurance coverage will be sufficient to cover the cash obligations that might be incurred as a result of litigation or regulatory proceedings. The Company does not expect that any known lawsuits, environmental costs, and commitments will have a material effect on its financial condition, results of operations, or cash flows.

Commitments and Contingencies Related to the Environment

PVNGS Decommissioning Funding

PNM has a program for funding its share of decommissioning costs for PVNGS, including portions held under leases. The nuclear decommissioning funding program is invested in equities and fixed income instruments in qualified and non-qualified trusts. PNM funded $2.6 million, $2.6 million, and $3.0 million for the years ended December 31, 2012, 2011, and 2010 into the qualified and non-qualified trust funds. The estimated market value of the trusts at December 31, 2012 and 2011 was $189.0 million and $168.9 million.

Nuclear Spent Fuel and Waste Disposal

Nuclear power plant operators are required to enter into spent fuel disposal contracts with the DOE that require the DOE to accept and dispose of all spent nuclear fuel and other high-level radioactive wastes generated by domestic power reactors. Although the Nuclear Waste Policy Act required the DOE to develop a permanent repository for the storage and disposal of spent nuclear fuel by 1998, the DOE announced that it would not be able to open the repository by 1998 and sought to excuse its performance under the contract. In November 1997, the D.C. Circuit issued a decision preventing the DOE from excusing its own delay, but refused to order the DOE to begin accepting spent nuclear fuel. Based on this decision and the DOE's delay, a number of utilities, including APS (on behalf of itself and the other PVNGS owners, including PNM), filed damages actions against the DOE in the Court of Federal Claims. APS pursued a damages claim for costs incurred through December 2006. In June 2010, the court awarded the PVNGS owners $30.2 million. PNM's $3.1 million share of this amount was recorded in 2010 as a $2.1 million reduction of cost of energy and a $1.0 million reduction of utility plant. As part of the 2010 Electric Rate Case, the NMPRC ordered PNM to refund $1.3 million of the DOE settlement to customers, which was recorded as a regulatory disallowance in 2011. See Note 17. APS filed a subsequent lawsuit against DOE in the Court of Federal Claims on December 19, 2012. The lawsuit alleges that from January 1, 2007, through June 30, 2011, APS, as a co-owner of PVNGS, incurred additional damages due to DOE's continuing failure to remove spent nuclear fuel and high level waste from PVNGS. PNM is unable to predict the outcome of this matter. PNM estimates that it will incur approximately $42.8 million (in 2010 dollars) for its share of the costs related to the on-site interim storage of spent nuclear fuel at PVNGS during the term of the operating licenses. PNM accrues these costs as a component of fuel expense as the fuel is consumed. At December 31, 2012 and 2011, PNM had a liability for interim storage costs of $13.9 million and $14.5 million included in other deferred credits.

On June 8, 2012, the D.C. Circuit issued its decision on a challenge by several states and environmental groups of the NRC's rulemaking regarding temporary storage and permanent disposal of high-level nuclear waste and spent nuclear fuel. The petitioners had challenged the NRC's 2010 update to the agency's Waste Confidence Decision. The D.C. Circuit found that the agency's 2010 Waste Confidence Decision update constituted a major federal action, which requires either an environmental impact statement or a finding of no significant impact from the agency's actions. The D.C. Circuit found that the NRC's evaluation of the environmental risks from spent nuclear was deficient, and therefore remanded the 2010 Waste Confidence Decision update for further action. In September 2012, the NRC issued a directive to its staff to proceed with development of a generic environmental impact statement to support an updated Waste Confidence Decision within 24 months. PNM is unable to predict the impact that the decision may have on the operation of PVNGS.

The Clean Air Act

Regional Haze

In 1999, EPA developed a regional haze program and regional haze rules under the CAA. The rule directs each of the 50 states to address regional haze. Pursuant to the CAA, states have the primary role to regulate visibility requirements by promulgating SIPs. States are required to establish goals for improving visibility in national parks and wilderness areas (also known as Class I areas) and to develop long-term strategies for reducing emissions of air pollutants that cause visibility impairment in their own states and for preventing degradation in other states. States must establish a series of interim goals to ensure continued progress. The first planning period specifies setting reasonable progress goals for improving visibility in Class I areas by the year 2018. In July 2005, the EPA promulgated its final regional haze rule guidelines for states to conduct BART determinations for certain covered facilities, including utility boilers, built between 1962 and 1977 that have the potential to emit more than 250 tons per year of visibility impairing pollution. If it is demonstrated that the emissions from these sources cause or contribute to visibility impairment in any Class I area, then BART must be installed by 2018.

SJGS

SJGS is a source that is subject to the statutory obligations of the CAA to reduce visibility impacts. The State of New Mexico submitted its SIP on the regional haze and interstate transport elements of the visibility rules for review by EPA in June 2011. The SIP found that BART to reduce NOx emissions from SJGS is selective non-catalytic reduction technology ("SNCR"). Nevertheless, in August 2011, EPA published its FIP, stating that it was required to do so by virtue of a consent decree it had entered into with an environmental group in litigation concerning the interstate transport requirements of the CAA. The FIP included a regional haze BART determination for SJGS that requires installation of selective catalytic reduction technology ("SCR") with stringent NOx emission limits on all four units by September 21, 2016.

PNM, the Governor of New Mexico, and NMED petitioned the Tenth Circuit to review EPA's decision and requested EPA to reconsider its decision. The Tenth Circuit denied petitions to stay the effective date of the rule on March 1, 2012. These parties have also formally asked EPA to stay the effective date of the rule. Several environmental groups have intervened in support of EPA. WEG also filed an action to challenge EPA's rule in the Tenth Circuit, seeking to shorten its compliance period from five years to three years and PNM has intervened in this action. Oral arguments on the merits of the FIP challenges were held in October 2012 in the Tenth Circuit. In accordance with the court's order, the parties have filed supplemental information. No decision has been announced and there is no deadline for a court decision.

In litigation involving several environmental groups, the United States District Court for the District of Columbia entered a consent decree, which, as amended, required EPA to issue a final rulemaking by November 15, 2012. EPA approved of all components of the SIP, except for the BART determination for SJGS. With respect to that element of the SIP, EPA determined that with the FIP in place, it had met its obligation under the consent decree.

In April 2012, a letter from two of the five Commissioners of the NMPRC to the Governor of New Mexico and the New Mexico congressional delegation asked that the parties to the litigation join to ask EPA to stay both the FIP and the litigation and to consider a "third alternative" to the FIP and the SIP. They suggested that the third alternative be retiring one or more of the existing coal-fired units at SJGS and replacing that capacity with gas-fired generation. In April 2012, the Governor of New Mexico requested that EPA stay the FIP and requested that PNM develop viable alternatives to the FIP, to which PNM agreed. EPA issued administrative stays of the FIP through late November 2012. Although the stays purported to stay the effectiveness of the FIP, they did not alter future compliance requirements of the FIP, including the September 21, 2016 compliance deadline in the FIP.

In accordance with the Governor's request, PNM engaged in discussions with NMED, EPA, and other stakeholders regarding an alternative to the FIP and SIP. PNM supported that process and advocated for alternatives that would cost consumers less than the FIP while also achieving environmental benefits and considering economic impact to New Mexico. In September 2012, the NMED proposed an alternative to EPA suggesting the closure of Units 1 and 2 at SJGS and the installation of SNCRs on Units 3 and 4 by the end of 2017. NMED also suggested replacement of a portion of PNM's share of the capacity from the two closed units with gas-fired generation. EPA did not accept the proposal, but discussions among PNM, NMED, and EPA continued.

On February 15, 2013, PNM, NMED, and EPA agreed to pursue a revised plan that could provide a new BART path to comply with federal visibility rules at SJGS. The terms of the non-binding agreement would result in the retirement of SJGS Units 2 and 3 by the end of 2017 and the installation of SNCRs on Units 1 and 4 by the later of January 31, 2016 or 15 months after EPA approval of a revised SIP. Under this plan, NMED would develop a revised SIP and submit it to the EIB for approval. Upon approval by EIB, the revised SIP would be submitted to EPA for approval. EIB approval is projected for late October 2013, with EPA action in late 2014. NMPRC approval of the retirement of SJGS Units 2 and 3 and plans to acquire replacement power would also be part of implementation.

Contemporaneously with the signing of the non-binding agreement, EPA indicated in writing that if the terms agreed to do not move forward due to circumstances outside of the control of PNM and NMED, EPA will work with the state and PNM to create a reasonable FIP compliance schedule to reflect the time used to develop the new state plan. PNM is also exploring potential additional areas of relief, including relief from the Tenth Circuit.

In connection with the implementation of the plan, retirement of SJGS Units 2 and 3 could result in shifts in ownership among SJGS owners as may be agreed upon by the owners of the affected units. Owners of the affected units also may seek approvals of their utility commissions or governing boards.

This plan primarily focuses on how SJGS would meet the regional haze rule, but also includes that PNM would build a natural gas plant in the Four Corners region to partially replace the capacity from the retired coal units. Detailed replacement power strategies also would be finalized. PNM believes adequate replacement power alternatives will be available to meet its generation needs and ensure reliability.

On February 25, 2013, the parties filed their status reports with the Tenth Circuit. To demonstrate that progress has been made toward settling the Tenth Circuit litigation, information, including the non-binding agreement and its accompanying timeline, was submitted to the Tenth Circuit. Following the parties' submission of their status reports, on February 28, 2013, the Tenth Circuit referred the litigation to the Tenth Circuit Mediation Office, which has authority to require the parties to attend mediation conferences to informally resolve issues in the pending appeals.

Because the unchanged compliance deadline of the FIP required PNM to continue to take steps to commence installation of SCRs at SJGS, PNM entered into a contract in October 2012 with an engineering, procurement, and construction contractor to install SCRs on behalf of the SJGS owners. The construction contract, which includes termination provisions in the event that SCRs are determined in the future to be unnecessary, has been suspended through November 1, 2014. PNM estimated the total cost to install SCRs on all four units of SJGS to be between approximately $824 million and $910 million, which amounts include costs for construction management, gross receipts taxes, AFUDC, and other PNM costs, although final costs would be refined through an "open book" subcontractor bidding process. The costs for the project to install SCRs would encompass installation of technology to comply with the NAAQS requirements described below.

PNM previously indicated it estimated the cost of SNCRs on all four units of SJGS to be between approximately $85 million and $90 million based on a conceptual design study. If SNCRs are installed at SJGS, additional equipment would be required to be installed to meet the NAAQS requirements described below, the cost of which had been estimated to total between approximately $105 million and $110 million for all four units of SJGS. The estimates for SNCRs and the NAAQS requirements include gross receipts taxes, AFUDC, and other PNM costs.

PNM is in the process of developing estimates of the costs to implement the February 15, 2013 plan described above, but has not completed that process. Based upon its current SJGS ownership interest, PNM's share under either SCRs or SNCRs would be about 46.3%. Operating costs would also increase with the installation of either SCRs or SNCRs.

PNM can provide no assurance that the requirements of the plan agreed to on February 15, 2013 will be accomplished at all or within the required timeframes. PNM is unable to predict the ultimate outcome of these matters or what, if any, additional pollution control equipment will be required at SJGS. If additional equipment is necessary and/or final requirements result in additional operating costs being incurred, PNM believes that its access to the capital markets is sufficient to be able to finance the installation. It is possible that requirements to comply with the CAA, combined with the financial impact of possible future climate change regulation or legislation, if any, other environmental regulations, the result of litigation, and other business considerations, could jeopardize the economic viability of SJGS or the ability of individual participants to continue participation in the plant.

Four Corners

On August 6, 2012, the EPA issued its final BART determination for Four Corners. The rule includes two compliance alternatives. The first emission control strategy finalized by the EPA would require the installation of post-combustion controls on each of Units 1-5 at Four Corners to reduce NOx emissions. Under the second emission control alternative, the owners of Four Corners would have the option to close permanently Units 1-3 by January 1, 2014 and install post-combustion NOx controls on each of Units 4 and 5 by July 31, 2018. For particulate matter emissions, EPA is requiring Units 4 and 5 to meet an emission limit of 0.015 lb/MMBTU and the plant to meet a 20% opacity limit, both of which are achievable through operation of the existing baghouses. Although unrelated to BART, the final BART rule also imposes a 20% opacity limitation on certain fugitive dust emissions from Four Corners' coal and material handling operations. The Four Corners participants have until July 1, 2013 to notify the EPA of which emission control strategy Four Corners will follow.

The Four Corners participants' obligations to comply with EPA's final BART determinations, coupled with the financial impact of possible future climate change regulation or legislation, other environmental regulations, and other business considerations, could jeopardize the economic viability of Four Corners or the ability of individual participants to continue their participation in Four Corners.

PNM is continuing to evaluate the impacts of EPA's BART determination for Four Corners. PNM estimates its share of costs to be up to $75.4 million for post-combustion controls at Four Corners Units 4 and 5, including PNM's AFUDC. PNM would seek recovery from its ratepayers of all costs that are ultimately incurred. PNM has no ownership interest in Four Corners Units 1, 2, and 3. PNM is unable to predict the ultimate outcome of this matter.

SCE, a participant in Four Corners, has indicated that certain California legislation may prohibit it from making emission control expenditures at Four Corners. APS and SCE entered into an asset purchase agreement, providing for the purchase by APS of SCE's 48% interest in each of Units 4 and 5 of Four Corners. The principal remaining condition to closing is the negotiation and execution of a new coal supply contract for Four Corners on terms reasonably acceptable to APS. APS has announced that, if APS's purchase of SCE's interests in Units 4 and 5 at Four Corners is consummated, it will shutdown Units 1, 2, and 3 at the plant.

Four Corners BART FIP Challenge

On October 22, 2012, WEG filed a petition for review in the Ninth Circuit challenging the Four Corners BART FIP. In its petition, WEG allege that the final BART rule results in more air pollution being emitted into the air than allowed by law and that EPA failed to follow the requirements of the ESA. APS intervened in this matter and filed a motion to dismiss this lawsuit for improper venue. PNM cannot currently predict the outcome of this matter or the range of its potential impact.

WildEarth Guardians' Petition for Review of EPA's Approval of New Mexico Regional Haze SIP

On December 27, 2012, WEG filed a petition for review in the Tenth Circuit challenging the SO_2 and particulate matter emissions elements of EPA's approval of New Mexico's Regional Haze SIP. PNM and NMED have intervened in this matter. PNM is continuing to evaluate the impacts of WEG' challenge to EPA's approval of this SIP. PNM is unable to predict the ultimate outcome of this matter.

SJGS Operating Permit Challenge

On February 16, 2012, EPA issued its response to a WEG petition objecting to SJGS's operating permit granted by the NMED in January 2011. In its order, EPA required NMED to provide clarification on several of the matters raised by WEG. EPA's order in this matter does not constitute a finding that the plant has violated any provision of the CAA or that it has violated any emission limits.

In August 2012, NMED issued a response to the EPA order stating that SJGS's operating permit would be reopened to make certain modifications to the permit. NMED issued a public notice regarding proposed modifications to the SJGS operating permit on September 19, 2012 and issued a revised operating permit on November 26, 2012. The revised permit includes changes to the SO_2 and particulate matter emission limits that were previously incorporated into the SJGS NSR permit. In addition, the revised permit requires PNM to submit a compliance plan to address carbon monoxide ("CO") emissions increases at SJGS Unit

2. The compliance plan must be submitted in May 2013 and requires that SJGS submit either a PSD permit application including BACT analysis for CO emissions from Unit 2 or a PSD avoidance permit application that limits net CO emissions increases below the CO PSD threshold of 100 tons per year. PNM will comply with NMED's proposal and does not believe it will have a material impact.

National Ambient Air Quality Standards ("NAAQS")

The CAA requires EPA to set NAAQS for pollutants considered harmful to public health and the environment. EPA has set NAAQS for certain pollutants, including NOx, SO_2, ozone, and particulate matter. In 2010, EPA updated the primary NOx and SO_2 NAAQS to include a 1-hour maximum standard while retaining the annual standards for NOx and SO_2 and the 24-hour SO_2 standard. New Mexico is in attainment for the 1-hour NOx NAAQS. EPA has issued draft guidance on how to determine whether areas in a state comply with the new 1-hour SO_2 NAAQS and announced that it will publish further guidance or initiate rulemaking on these matters. Although the determination process has not been finalized, PNM believes that compliance with the 1-hour SO_2 standard may require operational changes and/or equipment modifications at SJGS. On April 6, 2012, PNM filed an application for an amendment to its air permit for SJGS, which would be required for the installation of either SCRs or SNCRs described above. In addition, this application included a proposal by PNM to install equipment modifications for the purpose of reducing fugitive emissions, including NOx, SO_2, and particulate matter. These modifications would help SJGS meet the NAAQS. It is anticipated that this technology would be installed at the same time as the installation of regional haze BART controls, in order to most efficiently and cost effectively conduct construction activities at SJGS. The cost of this technology is dependent upon the type of control technology that is ultimately determined to be NOx BART at SJGS. See "Regional Haze - SJGS" above.

EPA finalized revisions to its NAAQS for fine particulate matter on December 14, 2012. PNM is currently evaluating the impact of the revised standard on SJGS and its operations.

In January 2010, EPA announced it would strengthen the 8-hour ozone standard by setting a new standard in a range of 0.060-0.070 parts per million. Work is underway to reconsider the ozone standard, with proposed revisions expected in the fall of 2013 and a final standard published by 2014. Depending upon where the standard for ozone is set, San Juan County, where SJGS is situated, could be designated as not attaining the standard for ozone. If that were to occur, NMED would have responsibility for bringing the county into compliance and would look at all sources of NOx and volatile organic compounds since these are the pollutants that form ground-level ozone. As a result, SJGS could be required to install further NOx controls to meet a new ozone NAAQS. In addition, other counties in New Mexico, including Bernalillo County, may be designated as non-attainment. PNM cannot predict the outcome of this matter, the impact of other potential environmental mitigations, or if additional NOx controls would be required as a result of ozone non-attainment designation.

Citizen Suit Under the Clean Air Act

The operations of the SJGS are covered by a Consent Decree with the Grand Canyon Trust and Sierra Club and with the NMED that includes stipulated penalties for non-compliance with specified emissions limits. Stipulated penalty amounts are placed in escrow on a quarterly basis pending review of SJGS's emissions performance. In May 2011, PNM entered into an agreement with NMED and the plaintiffs to resolve a dispute over the applicable NOx emission limits under the Consent Decree. Under the agreement, so long as the NOx emissions limits imposed under the EPA FIP and the New Mexico SIP meet a specified emissions limit, and PNM does not challenge these limits, the parties' dispute is deemed settled.

In May 2010, PNM filed a petition with the federal district court seeking a judicial determination on a dispute relating to PNM's mercury controls. NMED and plaintiffs seek to require PNM to implement additional mercury controls. PNM estimates the implementation would increase annual mercury control costs for the entire station, which are currently $0.6 million, to a total of $6.1 million. The court appointed a special master to evaluate the technical arguments in the case and to address the detection and determination limits of the mercury monitors at SJGS and the appropriate brominated activated carbon injection rate that maximizes the reduction of mercury emissions from SJGS. The special master issued a report indicating he was unable to make a determination on either of these issues. In September 2012, PNM submitted objections to certain portions of the special master report and requested an evidentiary hearing. Also in September 2012, NMED and plaintiffs filed a motion asking the court to affirm certain findings in the special master report and order PNM to conduct additional mercury testing. PNM cannot predict the outcome of this matter.

Navajo Nation Environmental Issues

Four Corners is located on the Navajo Reservation and is held under an easement granted by the federal government, as well as a lease from the Navajo Nation. The Navajo Acts purport to give the Navajo Nation Environmental Protection Agency authority to promulgate regulations covering air quality, drinking water, and pesticide activities, including those activities that occur at Four Corners. In October 1995, the Four Corners participants filed a lawsuit in the District Court of the Navajo Nation challenging the applicability of the Navajo Acts to Four Corners. In May 2005, APS and the Navajo Nation signed an agreement resolving the dispute regarding the Navajo Nation's authority to adopt operating permit regulations under the Navajo Nation Air Pollution Prevention and Control Act. As a result of this agreement, APS sought, and the courts granted, dismissal of the pending litigation in the Navajo Nation Supreme Court and the Navajo Nation District Court, to the extent the claims relate to the CAA. The agreement does not address or resolve any dispute relating to other aspects of the Navajo Acts. The Company cannot currently predict the outcome of these matters or the range of their potential impacts.

Section 114 Request

In April 2009, APS received a request from EPA under Section 114 of the CAA seeking detailed information regarding projects at and operations of Four Corners. EPA has taken the position that many utilities have made physical or operational changes at their plants that should have triggered additional regulatory requirements under the NSR provisions of the CAA. APS has responded to EPA's request. PNM is currently unable to predict the timing or content of EPA's response, if any, or any resulting actions.

Four Corners New Source Review

EarthJustice filed a lawsuit in October 2011 in the United States District Court for New Mexico against APS and the other Four Corners participants, which as amended, alleges violations of the PSD provisions of the CAA and NSPS violations. Among other things, the plaintiffs seek to have the court enjoin operations at Four Corners until it obtains any required PSD permits and complies with the NSPS. The plaintiffs further request the court to order the payment of civil penalties, including a beneficial mitigation project. In April 2012, the Four Corners participants, including PNM, filed motions to dismiss the complaint. PNM cannot currently predict the outcome of this matter or the range of its potential impact.

Endangered Species Act

In January 2011, the Center for Biological Diversity, Diné Citizens Against Ruining Our Environment, and San Juan Citizens Alliance filed a lawsuit in the United States District Court for the District of Colorado against the OSM and the DOI, alleging that OSM failed to engage in mandatory ESA consultation with the United States Fish and Wildlife Service prior to authorizing the renewal of an operating permit for the mine that serves Four Corners. The lawsuit alleges that activities at the mine, including mining and the disposal of coal combustion residue, will adversely affect several endangered species and their critical habitats. The lawsuit requested the court to vacate and remand the mining permit and enjoin all activities carried out under the permit until OSM has complied with the ESA. Neither PNM nor APS was a party to the lawsuit. On March 14, 2012, the Court entered an order dismissing the plaintiffs' lawsuit without prejudice. On May 14, 2012, the plaintiffs appealed the Court's order to the Tenth Circuit.

On March 19, 2012, Diné Citizens Against Ruining Our Environment, Black Mesa Water Coalition, Toh Nizhoni Ani, San Juan Citizens Alliance, and Center for Biological Diversity sent EPA a NOI to file a lawsuit in federal district court on or after May 18, 2012 if EPA fails to take certain actions allegedly required under the ESA to ensure that operations at Four Corners do not jeopardize the continued existence of endangered or threatened species or their critical habitat and to carry out programs for the conservation of listed species. APS is currently evaluating the NOI to determine its potential impact on Four Corners and will continue to monitor any developments. PNM cannot predict the outcome of this matter.

Cooling Water Intake Structures

EPA issued its proposed cooling water intake structures rule in April 2011, which would provide national standards for certain cooling water intake structures at existing power plants and other facilities under the Clean Water Act to protect fish and other aquatic organisms by minimizing impingement mortality (the capture of aquatic wildlife on intake structures or against screens) and entrainment mortality (the capture of fish or shellfish in water flow entering and passing through intake structures).

The proposed rule would require facilities such as Four Corners and SJGS to either demonstrate that impingement mortality at its cooling water intakes does not exceed a specified rate or reduce the flow at those structures to less than a specified velocity and to take certain protective measures with respect to impinged fish. The proposed rule would also require these facilities to either meet the definition of a closed cycle recirculating cooling system or conduct a "structured site-specific analysis" to determine what site-specific controls, if any, should be required.

The proposed rule would require existing facilities to comply with the impingement mortality requirements as soon as possible, but no later than eight years after the effective date of the rule, and to comply with the entrainment requirements as soon as possible under a schedule of compliance established by the permitting authority. EPA is required to issue a final rule by June 27, 2013. PNM and APS continue to follow the rulemaking and are performing analyses to determine the potential costs of compliance with the proposed rule. PNM is unable to predict the outcome of this matter or a range of the potential costs of compliance.

Santa Fe Generating Station

PNM and the NMED are parties to agreements under which PNM installed a remediation system to treat water from a City of Santa Fe municipal supply well, an extraction well, and monitoring wells to address gasoline contamination in the groundwater at the site of the former Santa Fe Generating Station and service center. PNM believes the observed groundwater contamination originated from off-site sources, but agreed to operate the remediation facilities until the groundwater meets applicable federal and state standards or until the NMED determines that additional remediation is not required, whichever is earlier. The municipal well continues to operate and meets federal drinking water standards. PNM is not able to assess the duration of this project.

The Superfund Oversight Section of the NMED has conducted multiple investigations into the chlorinated solvent plume in the vicinity of the site of the former Santa Fe Generating Station. In February 2008, a NMED site inspection report was submitted to EPA, which states that neither the source nor extent of contamination has been determined and also states that the source may not be the former Santa Fe Generating Station. The NMED investigation is ongoing. In January 2013, NMED notified PNM that monitoring results from April 2012 showed elevated concentrations of nitrate in three monitoring wells and an increase in a hydrocarbon mixture in another well. None of these wells are routinely monitored as part of PNM's obligations under the settlement agreement. PNM is unable to predict the outcome of this matter, but does not believe the former generating station is the source of the nitrates or the increased levels of the hydrocarbon mixture.

Coal Combustion Byproducts Waste Disposal

Regulation

CCBs consisting of fly ash, bottom ash, and gypsum from SJGS are currently disposed of in the surface mine pits adjacent to the plant. SJGS does not operate any CCB impoundments. The Mining and Minerals Division of the New Mexico Energy, Minerals and Natural Resources Department currently regulates mine placement of ash with federal oversight by the OSM. APS disposes of CCBs in ash ponds and dry storage areas at Four Corners and also sells a portion of its fly ash for beneficial uses, such as a constituent in concrete production. Ash management at Four Corners is regulated by EPA and the New Mexico State Engineer's Office.

In June 2010, EPA published a proposed rule that includes two options for waste designation of coal ash. One option is to regulate CCBs as a hazardous waste, which would allow EPA to create a comprehensive federal program for waste management and disposal of CCBs. The other option is to regulate CCBs as a non-hazardous waste, which would provide EPA with the authority to develop performance standards for waste management facilities handling the CCBs and would be enforced primarily by state authorities or through citizen suits. Both options allow for continued use of CCBs in beneficial applications. EPA's proposal does not address the placement of CCBs in surface mine pits for reclamation. An OSM CCB rulemaking team has been formed to develop a proposed rule.

On April 5, 2012, several environmental groups, including Sierra Club, filed a citizen suit in the D.C. Circuit claiming that EPA has failed to review and revise RCRA's regulations with respect to CCBs. The groups allege that EPA has already determined that revisions to the CCBs regulations are necessary. They also claim that EPA now has a non-discretionary duty to revise the regulations. The environmental groups asked the court to direct EPA to complete its review of the regulation of CCBs and a hazardous waste analytical procedure and to issue necessary revisions of such regulations as soon as possible. Two industry group members subsequently filed separate lawsuits in the D.C. Circuit seeking to ensure that disposal of coal ash would not be regulated as a hazardous waste. The environmental and industry lawsuits have been consolidated.

PNM advocates for the non-hazardous regulation of CCBs. However, if CCBs are ultimately regulated as a hazardous waste, costs could increase significantly. PNM would seek recovery from its ratepayers of all costs that are ultimately incurred. PNM cannot predict the outcome of EPA's or OSM's proposed rulemaking regarding CCB regulation, including mine placement of CCBs, or whether these actions will have a material impact on its operations, financial position, or cash flows.

Sierra Club Allegations

In April 2010, the Sierra Club filed suit against PNMR, PNM, SJCC, and BHP in the United States District Court for the District of New Mexico. In the complaint, as amended, Sierra Club alleged that activities at SJGS and the San Juan Mine were causing imminent and substantial harm to the environment, including ground and surface water in the region, and that placement of CCBs at the San Juan Mine constituted "open dumping" in violation of RCRA. The suit also includes claims against SJCC and BHP under the Surface Mine Control and Reclamation Act. The complaint requested judgment for injunctive relief, payment of civil penalties, and an award of plaintiffs' attorney's fees and costs.

On March 28, 2012, the parties filed an executed consent decree with the court, which was approved by the court on April 12, 2012, settling the litigation. Under the terms of the consent decree, the SJGS owners and SJCC will construct and operate a slurry wall and recovery trench, fund other environmental projects, and pay Sierra Club's attorneys' and experts' fees. The total estimated cost of the settlement is $10.2 million, of which about $4.5 million is PNM's share. Substantially all of the income statement impact related to this settlement was recorded in 2011. The consent decree also includes a release of claims and a covenant not to sue by Sierra Club. PNM is complying with the requirements of the consent decree.

Hazardous Air Pollutants ("HAPs") Rulemaking

In December 2011, the EPA issued its final Mercury and Air Toxics Standards ("MATS") to reduce emissions of heavy metals, including mercury, arsenic, chromium, and nickel, as well as acid gases, including hydrochloric and hydrofluoric gases, from coal and oil-fired electric generating units with a capacity of at least 25 MW. Existing facilities will generally have up to four years to demonstrate compliance with the new rule. PNM's assessment of MATS indicates that the control equipment currently used at SJGS allows the plant to meet the emission standards set forth in the rule although the plant may be required to install additional monitoring equipment. With regard to mercury, stack testing performed for EPA during the MATS rulemaking process showed that SJGS achieved a mercury removal rate of 99% or greater. APS will conduct testing to determine what additional controls, if any, will be required at Four Corners. If additional controls are required, the costs are not expected to be material.

Other Commitments and Contingencies

Coal Supply

The coal requirements for SJGS are being supplied by SJCC, a wholly owned subsidiary of BHP. In addition to coal delivered to meet the current needs of SJGS, PNM prepays SJCC for certain coal mined but not yet delivered to the plant site. At December 31, 2012 and 2011, prepayments for coal, which are included in other current assets, amounted to $9.9 million and $14.6 million. These amounts reflect delivery of a portion of the prepaid coal and its utilization due to the mine fire incident described below. SJCC holds certain federal, state, and private coal leases and has an underground coal sales agreement to supply processed coal for operation of SJGS through 2017. Under the coal sales agreement, SJCC is reimbursed for all costs for mining and delivering the coal, including an allocated portion of administrative costs, and receives a return on its investment. BHP Minerals International, Inc. has guaranteed the obligations of SJCC under the coal agreement. The coal agreement contemplates the delivery of coal that would supply substantially all the requirements of the SJGS through December 31, 2017.

APS purchases all of Four Corners' coal requirements from a supplier that is also a subsidiary of BHP and has a long-term lease of coal reserves with the Navajo Nation. The Four Corners coal contract runs through July 6, 2016 with pricing determined using an escalating base-price. In December 2012, BHP announced that it has entered into a Memorandum of Understanding with the Navajo Nation setting out the key terms under which the coal supplier would be sold to the Navajo Nation. The BHP subsidiary would be retained as the mine manager and operator until July 2016. Key terms of the new coal supply contract are being finalized by the Navajo Nation and the Four Corners owners. As a result of this proposed change in ownership, APS now expects that a new coal supply contract would be executed upon completion of negotiations and following the endorsement of the transfer of ownership to a new Navajo Nation commercial enterprise to be established by the Navajo Nation Tribal Council. The decision of the Tribal Council is currently expected to occur in the second quarter of 2013. PNM is unable to predict the outcome of this matter.

In 2010, PNM updated its study of the final reclamation costs for both the surface mines that previously provided coal to SJGS and the current underground mine providing coal and revised its estimates of the final reclamation costs. The estimate for decommissioning the Four Corners mine was also revised in 2010. Based on the most recent estimates, remaining payments for mine reclamation, in future dollars, are estimated to be $61.4 million for the surface mines at both SJGS and Four Corners and $19.7 million for the underground mine at SJGS as of December 31, 2012. At December 31, 2012 and 2011, liabilities, in current dollars, of $26.8 million and $26.5 million for surface mine reclamation and $4.2 million and $4.2 million for underground mine reclamation were recorded in other deferred credits. On June 1, 2012, the SJGS owners entered into a trust funds agreement to provide funding to compensate SJCC for post-term reclamation obligations under the coal sales agreement. The trust funds agreement requires each owner to enter into an individual trust agreement with a financial institution as trustee, create an irrevocable trust, and deposit initial funding into the trust by August 30, 2012. Thereafter, deposits, which are based on funding curves, must be made on an annual basis. PNM made its initial funding requirement of $2.6 million in August 2012 and funded an additional $1.0 million in December 2012. Future funding requirements are currently expected to approximate $0.8 million annually.

PNM collects a provision for surface and underground mine reclamation costs in its rates. The NMPRC has capped the amount that can be collected from ratepayers for final reclamation of the surface mines at $100.0 million. Previously, PNM recorded a regulatory asset for the $100.0 million and recovers the amortization of this regulatory asset in rates. If future estimates increase the liability for surface mine reclamation, the excess would be expensed at that time.

San Juan Underground Mine Fire Incident

On September 9, 2011, a fire was discovered at the underground mine owned and operated by SJCC that provides coal for SJGS. The federal Mine Safety and Health Administration ("MSHA") was notified of the incident. On September 12, 2011, SJCC informed PNM that the fire was extinguished. However, MSHA required sealing the incident area and confirmation of a noncombustible environment before allowing re-entry of the sealed area. SJCC regained entry into the sealed area of the mine in early March 2012. At that time, MSHA conducted a root cause analysis inspection of the incident area, but has not yet issued its report. SJCC has completed inspection of the mine equipment and reported no significant damage. SJCC removed the equipment from the impacted mine panel and reassembed it at a new panel face. On May 4, 2012, SJCC received approval from MSHA and resumed longwall mining operations. If further difficulties occur in the longwall mining operation, PNM and the other owners of SJGS would need to consider alternatives for operating SJGS, including running at less than full capacity or shutting down one or more units, the impacts of which cannot be determined at the current time.

The costs of the mine recovery flow through the cost-reimbursable component of the coal supply agreement. PNM anticipates that it will recover through its FPPAC the portion of such costs attributable to its customers subject to New Mexico regulation. The staff of the NMPRC has requested that PNM provide information segregating the impacts of this incident on the FPPAC. PNM's filings with the NMPRC reflect an estimate that this incident increased the deferral under the FPPAC by $21.6 million. SJCC has submitted an insurance claim regarding the costs it incurred due to the mine fire. Any recovery obtained by SJCC through its insurance carrier may be reimbursable (in whole or in part) to PNM through the coal sales agreement. Any insurance recovery would be flowed through PNM's FPPAC to the extent it relates to increased coal costs included in the FPPAC. The potential impacts of any insurance settlement cannot be determined at the current time. Based on information PNM has received from SJCC to date, PNM does not expect the mine fire to have a material effect on its financial condition, results of operations, or cash flows.

Nuclear Fuel

The PVNGS participants are continually identifying their future nuclear fuel resource needs and negotiating arrangements to fill those needs. In late August 2012, one of PVNGS's suppliers that converts uranium concentrates to uranium hexafluoride invoked the force majeure provision in its contract when it shut down its conversion plant due to regulatory compliance issues. The PVNGS participants have sufficient strategic reserves of enriched uranium such that they do not anticipate a short-term impact on nuclear fuel supplies as a result of the force majeure declaration. The PVNGS participants are evaluating alternate long-term options for securing conversion services.

PVNGS Liability and Insurance Matters

Liability for incidents at nuclear power plants is governed by the Price-Anderson Act, which limits the liability of nuclear reactor owners to the amount of insurance available from both private sources and an industry retrospective payment plan. In accordance with the Price-Anderson Act, the PVNGS participants have insurance for public liability exposure for a nuclear incident totaling $12.6 billion per occurrence. Commercial insurance carriers provide $375 million and $12.2 billion is provided through a mandatory industry wide retrospective assessment program. If losses at any nuclear power plant covered by the program exceed the accumulated funds, PNM could be assessed retrospective premium adjustments. Based on PNM's 10.2% interest in each of the three PVNGS units, PNM's maximum potential assessment per incident for all three units is $36.0 million, with an annual payment limitation of $5.4 million.

The PVNGS participants maintain "all risk" (including nuclear hazards) insurance for damage to, and decontamination of, property at PVNGS in the aggregate amount of $2.75 billion, a substantial portion of which must first be applied to stabilization and decontamination. These coverages are provided by Nuclear Electric Insurance Limited ("NEIL"). If NEIL's losses in any policy year exceed accumulated funds, PNM is subject to retrospective assessments of $4.3 million for each retrospective assessment declared by NEIL's Board of Directors. The insurance coverages discussed in this and the previous paragraph are subject to policy conditions and exclusions.

Natural Gas Supply

PNM procures gas supplies for its power plants from third-party sources and contracts with third party transportation providers.

Water Supply

Because of New Mexico's arid climate and periodic drought conditions, there is concern in New Mexico about the use of water, including that used for power generation. PNM has secured groundwater rights in connection with the existing plants at Reeves Station, Delta, Valencia, Afton, Luna, and Lordsburg. Water availability does not appear to be an issue for these plants at this time. However, prolonged drought, Endangered Species Act activities and a Federal lawsuit by Texas (suing New Mexico over water allocations) could pose a threat of reduced water availability for these plants.

PNM, APS, and BHP have undertaken activities to secure additional water supplies for SJGS, Four Corners, and related mines to accommodate the possibility of inadequate precipitation in coming years. Since 2004, PNM has entered into agreements for voluntary sharing of the impacts of water shortages with tribes and other water users in the San Juan basin. Extension of the current agreement through 2016 has been negotiated and is expected to be fully executed early in 2013. In addition, in the case of water shortage, PNM, APS, and BHP have reached agreement with the Jicarilla Apache Nation on a long-term supplemental contract relating to water for SJGS and Four Corners that runs through 2016. Although the Company does not believe that its operations will be materially affected by drought conditions at this time, it cannot forecast the weather or its ramifications, or how policy, regulations, and legislation may impact the Company should water shortages occur in the future.

In April 2010, APS signed an agreement on behalf of the PVNGS participants with five cities to provide cooling water essential to power production at PVNGS for the next forty years.

PVNGS Water Supply Litigation

In 1986, an action commenced regarding the rights of APS and the other PVNGS participants to the use of groundwater and effluent at PVNGS. APS filed claims that dispute the court's jurisdiction over PVNGS' groundwater rights and their contractual rights to effluent relating to PVNGS and, alternatively, seek confirmation of those rights. In 1999, the Arizona Supreme Court issued a decision finding that certain groundwater rights may be available to the federal government and Indian tribes. In addition, the Arizona Supreme Court issued a decision in 2000 affirming the lower court's criteria for resolving groundwater claims. Litigation on these issues has continued in the trial court. No trial dates have been set in these matters. PNM does not expect that this litigation will have a material impact on its results of operation, financial position, or cash flows.

San Juan River Adjudication

In 1975, the State of New Mexico filed an action in New Mexico District Court to adjudicate all water rights in the San Juan River Stream System, including water used at Four Corners and SJGS. PNM was made a defendant in the litigation in 1976. In March 2009, President Obama signed legislation confirming a 2005 settlement with the Navajo Nation. Under the terms of the settlement agreement, the Navajo water rights would be settled and finally determined by entry by the court of two proposed adjudication decrees. The court has ordered that settlement of the Navajo Nation's claims under the settlement agreement and entry of the proposed decrees be heard in an expedited proceeding.

PNM's water rights in the San Juan Basin may be affected by the rights recognized in the settlement agreement as being owned by the Navajo Nation (which comprise a significant portion of water available from sources on the San Juan River and in the San Juan Basin). Therefore, PNM has elected to participate in this proceeding. The Company is unable to predict the ultimate outcome of this matter or estimate the amount or range of potential loss and cannot determine the effect, if any, of any water rights adjudication on the present arrangements for water at SJGS and Four Corners. Final resolution of the case cannot be expected for several years. An agreement reached with the Navajo Nation in 1985, however, provides that if Four Corners loses a portion of its rights in the adjudication, the Navajo Nation will provide, for an agreed upon cost, sufficient water from its allocation to offset the loss.

Conflicts at San Juan Mine Involving Oil and Gas Leaseholders

SJCC, through leases with the federal government and the State of New Mexico, owns coal interests with respect to the San Juan underground mine. Certain gas producers have leases in the area of the underground coal mine and have asserted claims against SJCC that its coal mining activities are interfering with gas production. SJCC has reached settlement with several gas leaseholders and has prevailed in court in defeating the claims of other claimants. Several other claims and potential claimants remain. PNM cannot predict the outcome of existing or future disputes between SJCC and gas leaseholders or the range of potential outcomes.

Republic Savings Bank Litigation

In 1992, an inactive subsidiary of PNMR filed suit against the federal government in the United States Court of Claims, alleging breach of contract arising from the seizure of Republic Savings Bank ("RSB"). RSB was seized and liquidated after federal legislation prohibited certain accounting practices previously authorized by contracts with the federal government. The United States Court of Appeals for the Federal Circuit issued its opinion on October 21, 2009 resulting in an award to the plaintiffs of $9.7 million. The appeal period expired in January 2010 and the $9.7 million was received in April 2010. PNM recorded the amount, net of legal expenses of $1.2 million, as other income in 2010.

Complaint Against Southwestern Public Service Company

In September 2005, PNM filed a complaint under the Federal Power Act against SPS alleging SPS overcharged PNM for deliveries of energy through its fuel cost adjustment clause practices. PNM also intervened in a proceeding brought by other customers raising similar arguments relating to SPS' fuel cost adjustment clause practices (the "Golden Spread proceeding"). In 2008, FERC issued its order in the Golden Spread proceeding affirming that SPS violated its fuel cost adjustment clause tariffs, but shortening the refund period applicable to the violation of the fuel cost adjustment clause issues. PNM and SPS have filed petitions for rehearing and clarification of the scope of the remedies that were ordered and reversal of various rulings in the order. FERC has not yet acted upon the requests for rehearing or clarification and they remain pending further decision. PNM cannot predict the final outcome of the case at FERC or the range of possible outcomes.

Navajo Nation Allottee Matters

A putative class action was filed against PNM and other utilities in February 2009 in the United States District Court in Albuquerque. Plaintiffs claim to be allottees, members of the Navajo Nation, who pursuant to the Dawes Act of 1887, were allotted ownership in land carved out of the Navajo Nation and allege that defendants, including PNM, are rights-of-way grantees with rights-of-way across the allotted lands and are either in trespass or have paid insufficient fees for the grant of rights-of-way or both. In March 2010, the court ordered that the entirety of the plaintiffs' case be dismissed. The court did not grant plaintiffs leave to amend their complaint, finding that they instead must pursue and exhaust their administrative remedies before seeking redress in federal court. In May 2010, plaintiffs filed a Notice of Appeal with the Bureau of Indian Affairs ("BIA"), which was denied by the BIA Regional Director. In May 2011, plaintiffs appealed the Regional Director's decision to the DOI Board of Appeals. Briefings on the merits of the appeal are complete and a decision is pending. PNM is participating in order to preserve its interests regarding any PNM-acquired rights-of-way implicated in the appeal. PNM cannot predict the outcome of the proceeding or the range of potential outcomes at this time.

In a separate matter, in September 2012, forty-three landowners claiming to be Navajo allotees, filed a notice of appeal with the BIA appealing a March 2011 decision of the BIA Regional Director regarding renewal of a right-of-way for a PNM transmission line. The allotees, many of whom are also allottees in the above matter, generally allege that they were not paid fair market value for the right-of-way, that they were denied the opportunity to make a showing as to their view of fair market value, and thus denied due process. PNM intends to participate in this matter in order to preserve its interests regarding the right-of-way implicated in the appeal. PNM cannot predict the outcome of the proceeding or the range of potential outcomes at this time.

Transmission Issues

Cargill Complaint

In April 2010, Cargill Power Markets, LLC ("Cargill") filed a complaint with FERC, asserting that PNM improperly processed its transmission service queue and unfairly invalidated a transmission service request by Cargill. In July 2010, FERC issued an order determining that PNM had improperly invalidated a single Cargill transmission service request submitted in February 2008. In August 2010, Cargill filed a motion for rehearing. In January 2011, PNM and Cargill filed a settlement agreement with FERC in which PNM agreed to pay Cargill $0.2 million and put Cargill's transmission service request back into the queue. The settlement also left Cargill's rehearing motion in place before FERC. On May 25, 2012, FERC issued an order accepting the settlement agreement, as modified. PNM paid the $0.2 million in July 2012. On October 9, 2012, Cargill made a filing urging FERC to rule on Cargill's outstanding motion for rehearing. On November 20, 2012, FERC denied Cargill's motion for rehearing concluding this matter.

TGP Complaint

On March 2, 2012, TGP Granada, LLC and its affiliate (collectively, "TGP") filed a complaint at FERC against PNM and Tortoise Capital Resources Corp. ("TTO"). PNM owns 60% of the EIP and leases the other 40% from TTO. TGP's filing requested FERC to direct PNM and TTO to identify the party that will immediately assume the obligation of making transmission capacity on the EIP available to customers for use after the April 1, 2015 expiration of the EIP lease agreement. TGP also requested a declaratory order or waiver regarding certain provisions of PNM's Open Access Transmission Tariff to allow its affiliate to change the point-of-receipt associated with a transmission service agreement related to the EIP without losing its transmission service priority.

PNM's lease of the portion of the EIP owned by TTO expires on April 1, 2015. The lease provides PNM the options, with 24 months advance notice, of purchasing the leased assets at the end of the lease for fair market value, or purchasing the leased assets prior to the lease expiration at the greater of fair market value and stipulated values contained in the lease. The lease also allows PNM to renew the lease for a series of terms with lease payments at the fair market value rate and provides PNM the option, if certain conditions are met, to renew the lease at 50% of the current lease payments for a maximum term to be calculated at the end of the initial lease term.

On July 5, 2012, FERC issued an order denying TGP's requests for declaratory order and waiver. In addition, FERC directed PNM, in consultation with TTO, to identify the party that will provide long-term transmission service over the leased portion of the EIP.

On September 5, 2012, PNM made an informational filing with FERC stating that PNM and TTO had reached an agreement in principle setting out the terms and conditions under which PNM would exercise its option to purchase the 40% leased capacity as provided under the lease on April 1, 2015 and provide long-term transmission service on the leased capacity after April 1, 2015.

On November 1, 2012, PNM and TTO entered into a definitive agreement for PNM to exercise the option to purchase on April 1, 2015 the leased capacity at fair market value, which the parties agreed would be $7.7 million. The lease remains in existence and PNM will record the purchase at the termination of the lease on April 1, 2015. The definitive agreement sets forth the terms and conditions under which PNM would also assume responsibility for scheduling long-term transmission service on the leased capacity. In November 2012, PNM requested the necessary FERC approvals for the definitive agreement. In January 2013, FERC approved PNM's requests. In addition, FERC ordered PNM to make a compliance filing related to PNM's scheduling of transmission service on the leased capacity. PNM's compliance filing is subject to FERC approval. On February 8, 2013, FERC issued an order dismissing as moot a motion filed by TGP for clarification of FERC's July 5, 2012 order. TGP has a thirty-day period in which to file a rehearing or, alternatively, a 60-day period to file for appeal. If no such rehearing request or appeal is filed, the February 8, 2013 order will be final and non-appealable. PNM cannot predict the outcome of this proceeding.

(17) Regulatory and Rate Matters

The Company is involved in various regulatory matters, some of which contain contingencies that are subject to the same uncertainties as those described in Note 16.

PNM

Renewable Portfolio Standard

The REA establishes a mandatory RPS requiring a utility to acquire a renewable energy portfolio equal to 10% of retail electric sales by 2011, 15% by 2015, and 20% by 2020. The NMPRC requires renewable energy portfolios to be "fully diversified." As amended in December 2012, the diversity requirements are 30% wind, 20% solar, 5% other, and 1.5% distributed generation, increasing to 3% in 2015. The REA provides for streamlined proceedings for approval of utilities' renewable energy procurement plans, assures utilities recovery of costs incurred consistent with approved procurement plans, and requires the NMPRC to establish a RCT for the procurement of renewable resources to prevent excessive costs being added to rates. In December 2012, the NMPRC approved an amended RCT set at 3% of customers' annual electric charges beginning in 2013 and continuing thereafter.

In August 2010, the NMPRC partially approved PNM's revised 2010 procurement plan, including PNM's investment in 22 MW of solar PV facilities at various PNM sites and the construction of a solar-storage demonstration project. The NMPRC approved the estimated costs of $107.7 million. Under the REA, actual costs incurred pursuant to and consistent with an approved procurement plan are deemed to be reasonable and recoverable in the ratemaking process. Construction of these facilities was completed in 2011 at a total cost of approximately $95 million.

In July 2010, PNM filed its renewable energy procurement plan for 2011. PNM requested a variance from the diversity requirements for solar and certain "other resources" for 2011 based on the RCT and availability constraints, which the NMPRC granted. The NMPRC ultimately rejected a portion of PNM's proposal in an order that was appealed to the New Mexico Supreme Court. On June 7, 2012, the New Mexico Supreme Court dismissed the appeal.

In July 2011, PNM filed its renewable energy procurement plan for 2012. The plan requested a variance from the RPS due to RCT limitations. The plan was diversity-compliant based on the reduced RPS, except for non-wind/non-solar resources, which were not available. In December 2011, the NMPRC approved PNM's 2012 plan, but ordered PNM to spend an additional $0.9 million on renewable procurements in 2012. PNM intends to recover the costs of the supplemental procurements in 2013 through the renewable rider discussed below. This order also required PNM to file its 2013 renewable energy procurement plan by April 30, 2012. The 2013 plan proposed procurements for 2013 and 2014 of 20 MW of PNM-owned solar PV facilities, at an estimated cost of $45.5 million, wind and solar REC purchases in 2013, and a purchased power agreement for the output of a new geothermal facility. The plan also included a supplemental procurement of 2 MW of PNM-owned solar PV facilities at a estimated cost of $4.5 million to supply the energy sold under PNM's voluntary renewable energy tariff. The plan will enable PNM to comply with the statutory RPS amount in 2013, but requires a variance from the NMPRC's diversity requirements in 2013 while the proposed geothermal facilities are being constructed. This plan is expected to achieve full RPS quantity and diversity compliance by 2014 without exceeding the RCT. The NMPRC approved the plan in December 2012, but reduced the supplemental solar PV procurement to 1.5 MW.

PNM is recovering certain renewable procurement costs from customers through a rate rider. See Renewable Energy Rider below.

Renewable Energy Rider

In January 2012, PNM filed an application for a rate rider that PNM proposed would go into effect in August 2012 to collect costs for renewable energy procurements incurred after December 31, 2010 that are not otherwise being collected in rates.

These costs include the procurement of solar RECs from customers, wind resource procurements during November and December 2011 as ordered by the NMPRC, and the revenue requirements for PNM-owned solar PV facilities and a solar battery storage demonstration project that went into service during 2011. The 2012 rider rate would be reset as of January 1, 2013 to reflect unrecovered costs from 2012 and projected costs to be incurred in 2013. The rider would terminate upon a final order in PNM's next general rate case unless that order authorized a continuation of the rider. Amounts collected under the rider are capped at $18.0 million in 2012 and $24.6 million in 2013 under the stipulation in PNM's 2010 Electric Rate Case. Any amounts above the caps are deferred for future recovery without carrying costs. As a separate component of the rider, if PNM's earned return on jurisdictional equity in 2013, adjusted for weather and other items not representative of normal operations, exceeds 10.5%, it must refund to customers during May through December 2014 the amount over 10.5%. On August 14, 2012, the NMPRC approved collection of renewable procurement costs through the rider on a per KWh basis. The approved rate is $0.0022335 per KWh in 2012 and $0.0028371 per KWh in 2013. The order disapproved the recovery of the cost of the supplemental procurement ordered by the NMPRC in the 2012 procurement plan case because the NMPRC had not yet acted on the specific $0.9 million procurement proposed by PNM, which is discussed under Renewable Portfolio Standard above. The NMPRC subsequently approved the supplemental procurement, but ordered that a hearing must be held on its inclusion in the rider. In October 2012, the NMPRC issued an order to clarify that no separate hearing is required prior to increasing the rider rate for new procurements if a legally appropriate hearing on the increase was conducted as part of the hearing on the procurement plan. PNM implemented the rider on August 20, 2012.

Energy Efficiency and Load Management

Program Costs

Public utilities are required by the Efficient Use of Energy Act to achieve specified levels of energy savings and to obtain NMPRC approval to implement energy efficiency and load management. Costs to implement approved programs are recovered through a rate rider. In September 2010, PNM filed an energy efficiency program application for programs to be offered beginning July 1, 2011. The NMPRC issued an order in June 2011 that approved a rider recovery amount of $17.1 million in program costs. The new rider rate was effective with bills rendered July 27, 2011.

In April 2011, PNM filed a reconciliation of energy efficiency program costs and collections as of December 31, 2010. Included in this filing was an adjustment of the adder amount to reflect the measured and verified savings for 2010 program participation in its 2010 Annual Electric Energy Efficiency Report, also filed in April 2011. PNM proposed an adjustment to the energy efficiency rider to recover an under-collected balance of $2.6 million. After an evidentiary hearing, the NMPRC issued an order in November 2011 that approved recovery of substantially all of the under-collected program costs.

In October 2012, PNM filed an energy efficiency program application for programs to be offered beginning in May 2013. The filing included proposed program costs of $22.5 million plus a proposed profit incentive of $4.2 million. PNM requested that the NMPRC issue an order by April 1, 2013. Portions of the program plan and proposed profit incentive are opposed by other parties to the case. PNM subsequently revised its proposed profit incentive to $2.9 million. A hearing on the application was held in February 2013. PNM is not able to predict the outcome of this matter.

Disincentives/Incentives Adder

The Efficient Use of Energy Act requires the NMPRC to remove utility disincentives to implementing energy efficiency and load management programs and to provide incentives for such programs. A rule approved by the NMPRC authorized electric utilities to collect rate adders of $0.01 per KWh for lifetime energy savings and $10 per KW for demand savings related to energy efficiency and demand response programs beginning in 2010. The NMAG and NMIEC appealed the NMPRC order adopting this rule to the New Mexico Supreme Court. PNM began implementing a rate rider under the rule to collect adders related to its 2010 program savings in December 2010 while the appeal of the rule was pending. In July 2011, the Supreme Court annulled and vacated the order adopting the rule and remanded the matter to the NMPRC. As a result of the Supreme Court decision, PNM filed revised tariffs and ceased collecting this adder for 2010 program savings on August 21, 2011. Of the $4.2 million authorized for recovery, $2.6 million was collected through August 20, 2011.

In June 2011, prior to the Supreme Court decision, the NMPRC approved PNM-specific adders of $0.002 per KWh and $4 per KW for savings due to programs implemented in 2011. PNM is presently collecting $1.3 million in adder revenues consistent with this order. After the Supreme Court decision vacating the rule, the NMPRC initiated a proceeding to determine whether PNM should be required to cease collecting the adders and to refund all adder revenues collected since December 2010. In November 2011, the NMPRC issued orders that PNM is not required to refund any adder revenues and is authorized to continue collecting the adders. However, in an order on rehearing, which it subsequently rescinded, the NMPRC further reduced the amount of the authorized adders. Prior to the rescission, PNM appealed the rehearing order to the Supreme Court. In March 2012, the Supreme Court granted PNM's motion to vacate the rehearing order and dismiss PNM's appeal. In a separate appeal and writ proceeding in the Supreme Court, NMIEC and the NMAG seek to overturn the NMPRC order allowing PNM to continue to collect adders in light of the 2011 Supreme Court decision. On May 21, 2012 the Supreme Court dismissed the writ proceeding. Oral argument in the appeal was held in December 2012 and a decision in the appeal is expected in 2013. PNM is unable to predict the outcome of the appeal.

Decoupling Rulemaking

On May 15, 2012, the NMPRC issued a NOPR that would have amended the NMPRC's energy efficiency rule to authorize use of a decoupling mechanism to recover certain fixed costs of providing retail electric service from the rates charged on a per KWh of consumption, as the mechanism for removal of disincentives associated with the implementation of energy efficiency programs. The proposed mechanism was generally consistent with the decoupling proposal that PNM included, and subsequently agreed to withdraw, in its 2010 Electric Rate Case. The proposed rule also addressed incentives associated with energy efficiency. On July 26, 2012, the NMPRC closed the proposed rulemaking and opened a new energy efficiency rulemaking docket that may address decoupling and incentives. Workshops to develop a proposed rule have been held, but no order proposing a rule has been issued. PNM is unable to predict the outcome of this matter.

2010 Electric Rate Case

PNM filed its 2010 Electric Rate Case application with the NMPRC in June 2010 for rate increases totaling $165.2 million for all PNM retail customers to be effective April 1, 2011. The application proposed separate rate increases for customers served by TNMP prior to its acquisition by PNMR ("PNM South") and other customers of PNM ("PNM North"). PNM also proposed to implement a FPPAC for PNM South. The filed revenue requirements were based on a future test period ending December 31, 2011.

On August 21, 2011, PNM implemented a $72.1 million annual increase in rates as authorized by an order of the NMPRC, which modified a stipulation agreed to by PNM and several other parties. The amended stipulation allows PNM to file a new general rate case for rates to become effective on or after July 1, 2013 and limits the amount that can be recovered on an annual basis for fuel costs, renewable energy costs, and energy efficiency costs during certain years. Costs in excess of the limits are deferred, without carrying costs, for recovery in future periods. The caps are $38.8 million for the FPPAC year beginning July 1, 2012, which PNM began collecting at that time, and $36.2 million for the FPPAC year beginning July 1, 2013. PNM estimates that the caps will result in approximately $41.0 million of FPPAC costs being deferred for future collection at June 30, 2014. Costs attributed to the mine fire incident discussed in Note 16 are included in the FPPAC amounts. Possible recovery of costs through SJCC's insurance, also discussed in Note 16, is not reflected in the FPPAC amounts.

As a result of the modified stipulation, PNM recorded pre-tax losses for the $10.0 million of fuel costs that will not be recovered through the FPPAC and $7.5 million for other costs that will not be recovered in rates. These amounts were recorded as of June 30, 2011 and are reflected as regulatory disallowances on PNM's Consolidated Statement of Earnings.

2011 Integrated Resource Plan

NMPRC rules require that investor owned utilities file an IRP every three years. The IRP is required to cover a 20-year planning period and contain an action plan covering the first four years of that period. In its most recent IRP, which was filed in July 2011, PNM indicated that it planned to meet its anticipated load growth through a combination of new natural gas-fired generating plants, renewable energy resources, load management, and energy efficiency programs. However, PNM has not entered into any commitments regarding these plans beyond what is otherwise described herein. As required by NMPRC rules, PNM utilized a public advisory group process during the development of the 2011 IRP. Two protests were filed to the IRP requesting rejection of the plan. The NMPRC assigned the case to a Hearing Examiner and designated a mediator to facilitate negotiations. The NMPRC staff filed a motion in December 2011 to dismiss the protests and terminate the proceeding on the ground that PNM's IRP fully complies with NMPRC rules. PNM is unable to predict the outcome of this matter.

2008 Electric Rate Case

In September 2008, PNM filed its 2008 Electric Rate Case requesting the NMPRC to approve an increase in electric service rates to all PNM retail customers except those formerly served by TNMP. In June 2009, the NMPRC approved a stipulation providing for an increase in annual non-fuel revenues of $77.1 million, of which 65% was implemented on July 1, 2009 and the remaining 35% was implemented on April 1, 2010. As an offset to the increase, PNM implemented a credit to customers totaling $26.3 million, representing past sales of SO_2 allowances. This amount was credited to ratepayers over 21 months beginning July 1, 2009. The stipulation also provided for a traditional FPPAC with 100% of off-systems sales margins being credited against costs in the FPPAC. The FPPAC factor is set annually. Under NMPRC rules, PNM must file an application for continued use of its FPPAC at least every four years. PNM anticipates making this continuation filing in May 2013.

Emergency FPPAC

In 2008, the NMPRC authorized PNM to implement an Emergency FPPAC from June 2, 2008 through June 30, 2009. The NMPRC order approving the Emergency FPPAC also provided that if PNM's base load generating units did not operate at or above a specified capacity factor and PNM was required to obtain replacement power to serve jurisdictional customers, PNM would be required to make a filing with the NMPRC seeking approval of the replacement power costs. In its required filing, PNM stated that the costs of the replacement power amounting to $8.0 million were prudently incurred and made a motion that they be approved. The NMPRC staff opposed PNM's motion and recommended that PNM be required to refund the amount collected. Auditors selected by the NMPRC found that PNM was prudent in operating its base load units and in securing replacement power but had not obtained prior NMPRC approval in the manner required by the NMPRC order. PNM continues to assert that its recovery of replacement power costs was proper and did not violate the NMPRC's order. The NMPRC has not ruled on this matter. Under the terms of the approved stipulation in the 2010 Electric Rate Case, the parties to the stipulation, including the NMPRC staff, jointly requested that the NMPRC take no further action in this matter and close the docket. No party has opposed that request. PNM is unable to predict the outcome of this matter.

Applications for Approvals to Purchase Delta

As discussed in Note 9, PNM has entered in to an agreement to purchase Delta, a 132 MW natural gas peaking unit from which PNM currently acquires energy and capacity under a PPA. The agreement to purchase Delta is subject to approvals by the NMPRC and FERC. On January 3, 2013, PNM filed an application with the NMPRC for a Certificate of Convenience and Necessity to own and operate Delta and for a determination of related ratemaking principles and treatment. PNM requested expedited consideration of the application so that a final order could be issued by May 31, 2013. The NMPRC has assigned the matter to a hearing examiner. A hearing on the application is scheduled to begin on May 13, 2013. PNM filed an application for approval of the Delta acquisition at FERC on January 24, 2013. FERC approved the purchase on February 26, 2013. PNM is unable to predict the outcome of this matter.

Transmission Rate Case

In October 2010, PNM filed a notice with FERC to increase its wholesale electric transmission revenues by $11.1 million annually, based on a return on equity of 12.25%. The filing also seeks to revise certain Open Access Transmission Tariff provisions and bi-lateral contractual terms. If approved, the rate increase would apply to all of PNM's wholesale electric transmission service customers, which include other utilities, electric cooperatives, and entities that use PNM's transmission system to transmit power at the wholesale level. The proposed rate increase would not impact PNM's retail customers. In December 2010, FERC issued an order accepting PNM's filing and suspending the proposed tariff revisions for five months. The proposed rates were implemented on June 1, 2011, subject to refund. On July 3, 2012, PNM filed an unopposed settlement agreement with the FERC. Under the settlement agreement, PNM would increase transmission service revenues by $2.9 million annually and would refund amounts collected in excess of the settled rates. In addition, the parties agreed that if PNM files for a formula based rate change within one year from FERC's approval of the settlement agreement, no party will oppose the general principle of a formula rate, although the parties may still object to particular aspects of the formula. On January 2, 2013, FERC approved the settlement agreement. PNM refunded amounts collected in excess of the settled rates in January 2013.

Formula Transmission Rate Case

On December 31, 2012, PNM filed a request with FERC for a $3.2 million wholesale electric transmission rate increase, based on a 10.81% return on equity and authority to adjust transmission rates annually based on an approved formula. The proposed

$3.2 million rate increase is in addition to the $2.9 million rate increase approved by the FERC on January 2, 2013 in the transmission rate case discussed above. If approved, the request would apply to all of PNM's wholesale electric transmission service customers, which include other utilities, electric cooperatives, and entities that use PNM's transmission system to transmit power at the wholesale level. The request would not impact PNM's retail customers. PNM has requested FERC approval by March 2013. PNM anticipates that FERC will allow rates to go into effect, subject to refund, in the third quarter of 2013.

Firm-Requirements Wholesale Customer Rate Case

In September 2011, PNM filed an unexecuted amended sales agreement between PNM and NEC with FERC. The agreement proposes a cost of service based rate for the electric service and ancillary services PNM provides to NEC, which would result in an annual increase of $8.7 million or a 39.8% increase over existing rates. PNM also requested a FPPAC and full recovery of certain third-party transmission charges PNM incurs to serve NEC. NEC filed a protest to PNM's filing with FERC. In November 2011, FERC issued an order accepting the filing, suspending the effective date for a five-month period, to be effective April 14, 2012, subject to refund, and set the proceeding for settlement. The parties have finalized a settlement agreement and PNM filed for the necessary FERC approval on December 6, 2012. The settlement agreement would result in an annual increase of $5.3 million, an extension of the contract for 10 years, and an agreement that PNM will be able to file an application for formula based rates to be effective in 2015. On January 23, 2013, the FERC settlement judge certified the settlement agreement and approval is pending before FERC. PNM is unable to predict the outcome of this proceeding.

TNMP

Interest Rate Compliance Tariff

Following a revision of the interest rate on TNMP's CTC, TNMP filed a compliance tariff to implement the new lower 8.31% rate. Intervenors asserted objections and, after regulatory proceedings, the PUCT issued an order making the new rate retroactive to July 20, 2006. Ultimately, the Texas 3rd Court of Appeals reaffirmed the PUCT's decision. Due to the new retroactive ratemaking theory contained in the Texas 3rd Court of Appeals opinion, TNMP recorded a pre-tax regulatory disallowance of $3.9 million in 2011 to reflect the impact of applying the 8.31% rate retroactively. In June 2012, the Texas Supreme Court denied TNMP's petition for review. TNMP filed a motion for rehearing, which was denied in August 2012 concluding this matter.

2010 Rate Case

In August 2010, TNMP filed with the PUCT for a $20.1 million increase in revenues. In January 2011, the PUCT approved a settlement that provided for a revenue increase of $10.25 million, a return on equity of 10.125%, and a hypothetical 55%/45% debt-equity capital structure. The PUCT approved the settlement in January 2011. TNMP implemented the new rates on February 1, 2011.

2010 Rate Case Expense Proceeding

The determination of the amount of reasonable rate case expenses incurred by TNMP and other parties in TNMP's 2010 Rate Case was severed into a separate proceeding. The parties agreed to a settlement of the case, which was approved by the PUCT in May 2011. TNMP began collecting $2.8 million over three years on July 1, 2011.

Advanced Meter System Deployment and Surcharge Request

In July 2011, the PUCT approved a settlement and authorized an advanced meter deployment plan that permits TNMP to collect $113.3 million in deployment costs through a surcharge over a 12-year period. TNMP began collecting the surcharge on August 11, 2011. Deployment of advanced meters began in September 2011 and is scheduled to be completed over a 5-year period. In February 2012, the PUCT opened a proceeding to consider the feasibility of an "opt-out" program for retail consumers that wish to decline receipt of an advanced meter. The PUCT has requested comments and convened a public meeting to hear various issues. No proposal or decision has yet been announced by the PUCT. However, various individuals filed a petition with the PUCT seeking a moratorium on any advanced meter deployment. The PUCT denied the petition and an appeal was filed with the Texas District Court on September 28, 2012. Any opt-out program would apply to all transmission and distribution utilities in ERCOT. TNMP cannot predict the outcome or effect of this proceeding.

Remand of ERCOT Transmission Rates for 1999 and 2000

Following a variety of appeals, the ERCOT transmission rates approved in 1999 and 2000 were remanded back to the PUCT. These dockets concern the recalculation of rates for the fourth quarter of 1999 and all of 2000. In October 2011, TNMP joined in a non-unanimous settlement of the issues relating to resettlement of the last four months of 1999. In January 2012, the PUCT approved the non-unanimous settlement. TNMP received $1.6 million under the settlement. In June 2012, TNMP filed its transmission cost recovery factor filing ("TCRF") seeking $3.2 million in additional transmission costs. The PUCT staff requested a hearing asserting the settlement proceeds from the 1999 remand settlement need to be credited against the costs TNMP requested in its TCRF. TNMP maintains that the settlement proceeds should not be passed on to customers since TNMP was unable to recover those costs in 1999. Subsequently, the PUCT staff agreed to interim rate relief permitting TNMP to add $1.6 million in uncontested costs to its existing TCRF and add $1.6 million in costs in a subsequent TCRF if TNMP is successful in the contested case. The ALJ approved the interim relief on July 16, 2012. TNMP implemented the interim rates on September 1, 2012. On September 26, 2012, the contested portion of the case was remanded back to the PUCT pursuant to an agreed resolution that permits the $1.6 million in interim rates to become final and authorizes TNMP to institute a surcharge in March 2013 to collect the additional $1.6 million in initially disputed costs plus interest at the PUCT under-billing rate. The PUCT approved the joint resolution on November 19, 2012.

Energy Efficiency

TNMP recovers the costs of its energy efficiency programs through an energy efficiency cost recovery factor. The PUCT approved TNMP's collection of its 2010 energy efficiency program costs of $2.6 million over 11 months beginning February 1, 2010. Recovery of the 2011 program costs of $2.7 million were approved for collection beginning January 1, 2011. In September 2011, the PUCT approved a settlement that allows TNMP to collect the estimated 2012 energy efficiency program costs of $3.4 million and a $0.3 million bonus for 2010. TNMP's new rates were effective January 1, 2012. On August 28, 2012, the PUCT approved a settlement that permits TNMP to collect estimated 2013 program costs of $4.8 million, plus recovery of an aggregate of $0.4 million in under-collected costs from prior years, case expenses, and a performance bonus for 2011.

Transmission Cost of Service Rates

TNMP can update its transmission rates twice per year to reflect changes in its invested capital. Updated rates reflect the addition and retirement of transmission facilities, including appropriate depreciation, federal income tax and other associated taxes, and the approved rate of return on such facilities. In March 2010, TNMP filed an application to update its transmission rates to reflect changes in its invested capital. The requested increase in total rate base is $33.8 million, with a total revenue requirement increase of $5.5 million. The PUCT approved the interim adjustment on May 14, 2010.

On August 23, 2012, TNMP filed an application to update its transmission rates to reflect changes in its invested capital. The application reflected an increase in total rate base of $26.4 million and requested an increase in revenues of $2.5 million annually. The application reflected the addition and retirement of transmission facilities, including depreciation, federal income tax, and other associated taxes, and the approved rate of return on such facilities. The PUCT approved the interim adjustment and TNMP implemented it on September 27, 2012.

On January 31, 2013, TNMP filed an application to further update its transmission rates to reflect changes in its invested capital. The requested increase in total rate base is $21.9 million, which will increase revenues $2.9 million annually. The proposed rates reflect the addition and retirement of transmission facilities, including depreciation, federal income tax, and other associated taxes, and the approved rate of return on such facilities. The application is pending before the PUCT and TNMP cannot predict the outcome of this matter.

Periodic Distribution Rate Adjustment

In September 2011, the PUCT approved a new rule permitting interim rate adjustments to reflect changes in investments in distribution assets. The rule permits distribution utilities to file for a periodic rate adjustment between April 1 through April 8 of each year as long as the electric utility is not earning more than its authorized rate of return using weather-normalized data.

(18) Related Party Transactions

PNMR, PNM, and TNMP are considered related parties as defined under GAAP. TNMP provides transmission and distribution services to First Choice. On November 1, 2011, PNMR sold First Choice. TNMP revenues from First Choice through October 31, 2011 are considered related party revenues and included in the table below. PNMR Services Company provides corporate services to PNMR and its subsidiaries in accordance with shared services agreements. These services are billed at cost on a monthly basis to the business units. Optim Energy was a related party prior to September 23, 2011. PNMR Services Company provided corporate services to Optim Energy under a services agreement. There was also a services agreement for Optim Energy to provide services to PNMR.

PNMR files a consolidated federal income tax return with its affiliated companies. A tax allocation agreement exists between PNMR and each of its affiliated companies. These agreements provide that the subsidiary company will compute its taxable income on a stand-alone basis. If the result is a net tax liability, such amount shall be paid to PNMR. If there are net operating losses and/or tax credits, the subsidiary shall receive payment for the tax savings from PNMR to the extent that PNMR is able to utilize those benefits.

See Note 6 for information on intercompany borrowing arrangements. See Note 21 for information concerning Optim Energy. The table below summarizes the nature and amount of related party transactions of PNMR, PNM and TNMP:

	Year Ended December 31,		
	2012	2011	2010
		(In thousands)	
Electricity, transmission and distribution related services billings:			
TNMP to PNMR	$ —	$ 33,813	$ 39,084
Services billings:			
PNMR to PNM	99,986	98,914	93,602
PNMR to TNMP	29,110	29,353	25,455
PNM to TNMP	595	550	400
TNMP to PNMR	15	164	319
PNMR to Optim Energy	—	4,083	5,778
Optim Energy to PNMR	—	23	173
Income tax sharing payments:			
PNMR to TNMP	1,951	—	13,869
PNMR to PNM	63,114	—	59,298
Interest payments:			
PNM to PNMR	1	54	13
TNMP to PNMR	137	40	281

(19) Accumulated Other Comprehensive Income (Loss)

AOCI reports a measure for accumulated changes in equity that result from transactions and other economic events other than transactions with shareholders. The following table sets forth each component of AOCI, net of income taxes:

	Unrealized gain on securities	Pension liability adjustment	Mark-to-market for cash-flow hedge transactions	Accumulated other comprehensive income (loss)
	(In thousands)			
PNMR				
Balance at December 31, 2012	$ 16,406	$ (97,820)	$ (216)	$ (81,630)
Balance at December 31, 2011	$ 15,634	$ (82,432)	$ (58)	$ (66,856)
PNM				
Balance at December 31, 2012	$ 16,406	$ (97,820)	$ —	$ (81,414)
Balance at December 31, 2011	$ 15,634	$ (82,432)	$ —	$ (66,798)
TNMP				
Balance at December 31, 2012	$ —	$ —	$ (216)	$ (216)
Balance at December 31, 2011	$ —	$ —	$ (58)	$ (58)

(20) New Accounting Pronouncements

Information concerning recently issued accounting pronouncements that have not been adopted by the Company is presented below.

Accounting Standards Update 2013-02 - Comprehensive Income: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income

The FASB released amended guidance that requires entities to provide information about the amounts reclassified out of AOCI by component and the line items in the statement of earnings that the reclassifications impact. The update is effective for annual and interim reporting periods beginning after December 15, 2012. Disclosures required shall be applied prospectively for all periods presented. The Company will provide the required information, which will not have a significant impact on the Company's financial statements, beginning in 2013.

(21) Optim Energy

In January 2007, Optim Energy was created by PNMR and ECJV, a wholly owned subsidiary of Cascade, to serve expanding energy markets, principally the areas of Texas covered by ERCOT. PNMR and ECJV each had a 50 percent ownership interest in Optim Energy, a limited liability company. Optim Energy had a bank financing arrangement that provided for a revolving line of credit, the issuance of bank letters of credit support certain contractual arrangements, and a maturity of May 31, 2012. Cascade and ECJV guaranteed Optim Energy's obligations on this facility. Optim Energy's debt was non-recourse to PNMR.

Impairment and Restructuring

Beginning in 2009 and continuing throughout 2010, Optim Energy was affected by adverse market conditions, primarily low natural gas and power prices. In addition, reported sales of electric generating resources within the ERCOT market area were transacted at prices (per KW of generating capacity) that were substantially below the amounts recorded for the electric generating plants underlying PNMR's investment in Optim Energy. Under GAAP, these factors were indicators of impairment that required impairment analyses to be performed as of December 31, 2010, both by Optim Energy of its electric generating plants and by PNMR of its investment in Optim Energy.

GAAP requires that Optim Energy perform the impairment analysis of its electric generating plants using forecasts of future cash flows on an undiscounted basis. Optim Energy's analysis indicated that it would be able to recover its investments in electric generating assets and, therefore, did not record any impairment loss at December 31, 2010.

However, GAAP requires that PNMR develop the impairment analysis of its investment in Optim Energy based on a determination of the investment's fair value. Determination of fair value is subjective and requires reliance on many assumptions and judgments regarding future events. Fair value can be based on the market approach, income approach, or cost approach. In making its determination, PNMR considered recent transactions involving electric generating assets within the ERCOT market area, the forecasted cash flows related to the investment, and preliminary information concerning strategic alternatives for its investment in Optim Energy. PNMR's determination of the fair value of its investment in Optim Energy is considered a Level 3 measurement under the fair value hierarchy established under GAAP. See Note 8. PNMR's analysis indicated that its entire investment in Optim Energy was impaired at December 31, 2010. Accordingly, PNMR reduced the carrying value of its investment in Optim Energy to zero at December 31, 2010, resulting in a pre-tax impairment loss of $188.2 million ($113.7 million after-tax), which is reflected within Other Income and Deductions on the Consolidated Statements of Earnings (Loss) of PNMR. In accordance with GAAP, PNMR did not record income or losses associated with its investment in Optim Energy in 2011 as PNMR had no contractual requirement or agreement to provide Optim Energy with additional financial resources.

As a result of the adverse market conditions described above, PNMR (in collaboration with Optim Energy and ECJV) assessed various strategic alternatives relating to Optim Energy. On September 23, 2011, PNMR, ECJV, and Cascade agreed to restructure Optim Energy and ECJV made an equity contribution to Optim Energy in exchange for an increased ownership interest, which resulted in PNMR's ownership in Optim Energy being reduced from 50% to 1%. As part of this transaction, PNMR did not make any equity contribution to Optim Energy nor was it required to make any future contribution. The fair value of PNMR's 1% ownership interest in Optim Energy was *de minimis* at December 31, 2011. PNMR Services Company provided certain corporate services to Optim Energy through December 31, 2011 and is continuing to provide services with respect to certain open tax matters. On January 4, 2012, ECJV exercised its option to acquire PNMR's remaining 1% ownership interest in Optim Energy at fair market value, which was determined to be zero.

Operational Information

As discussed above, PNMR fully impaired its investment in Optim Energy at December 31, 2010 and did not recognize losses of Optim Energy from January 1, 2011 through September 23, 2011 when PNMR ceased to account for its investment using the equity method of accounting. Accordingly, Optim Energy has no impact on PNMR's 2011 balance sheet, statement of earnings, and statement of cash flows. Summarized results of operations information for Optim Energy is presented below:

Results of Operations

	Nine Months Ended September 30, 2011	Year Ended December 31, 2010
	(In thousands)	
Operating revenues	$ 256,786	$ 374,358
Margin	84,689	109,980
Net earnings (loss)	(21,434)	(25,090)

PNMR recognized net earnings (loss) from Optim Energy of zero and $(15.2) million for the years ended December 31, 2011 and 2010. The 2010 amount includes amortization of a basis difference between PNMR's recorded investment in Optim Energy and 50 percent of Optim Energy's equity.

(22) Goodwill and Other Intangible Assets; Impairments

The excess purchase price over the fair value of the assets acquired and the liabilities assumed by PNMR for its June 6, 2005 acquisition of TNP was recorded as goodwill and was pushed down to the businesses acquired. In 2007, the TNMP assets that were included in its New Mexico operations, including goodwill, were transferred to PNM. Additionally, the trade name "First Choice" and the First Choice customer list were acquired in the TNP acquisition. The trade name was considered to have an indefinite useful life; therefore, no amortization was recorded. The useful life of the customer list was estimated to be approximately eight years. As discussed in Note 3, PNMR completed the sale of First Choice on November 1, 2011. As a result, the goodwill and other intangible assets of First Choice are no longer included in PNMR's Consolidated Balance Sheet and PNMR no longer has any other intangible assets.

GAAP requires the Company to evaluate its goodwill and non-amortizing intangible assets for impairment annually at the reporting unit level or more frequently if circumstances indicate that the goodwill or intangible assets may be impaired. Application of the impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, and determination of the fair value of each reporting unit. A discounted cash flow methodology is primarily used to estimate the fair value of each reporting unit. This analysis requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of long-term growth rates for the business, and determination of appropriate weighted average cost of capital for each reporting unit. Changes in these estimates and assumptions could materially affect the determination of fair value and the conclusion of impairment for each reporting unit.

For goodwill, the first step of the impairment test requires that the Company compare the fair value of each reporting unit with its carrying value, including goodwill. If as a result of this analysis, the Company concludes there is an indication of impairment in a reporting unit having goodwill, the Company is required to perform the second step of the impairment analysis, determining the amount of goodwill impairment to be recorded. The amount is calculated by comparing the implied fair value of the goodwill to its carrying amount. This exercise requires the Company to allocate the fair value determined in step one to the individual assets and liabilities of the reporting unit. Any remaining fair value would be the implied fair value of goodwill on the testing date. To the extent the recorded amount of goodwill of a reporting unit exceeds the implied fair value determined in step two, an impairment loss is reflected in results of operations. Prior to 2012, the Company compared the fair value of non-amortizing intangibles other than goodwill to the recorded value.

The annual evaluations have not indicated impairments of any of PNMR's reporting units, except in 2008. During 2008, the market capitalization of PNMR's common stock was significantly below book value. In addition, changes in the ERCOT market significantly impacted the results of operations of First Choice. The financial challenges facing First Choice were exacerbated by the impacts of Hurricane Ike and depressed economic conditions resulting in significant increases in the levels of uncollectible accounts. As a result, the Company recorded goodwill impairments of $51.1 million for PNM, $34.5 million for TNMP, and $88.8 million for First Choice in 2008. Pre-tax impairment losses of $42.6 million for the First Choice trade name and $4.8 million for the First Choice customer list were also recorded in 2008.

Since 2008, the price of PNMR's common stock has increased, improving the relationship between PNMR's market capitalization and book value. In addition, improved regulatory treatment has been experienced by PNM in New Mexico and by TNMP in Texas. Furthermore, First Choice's business became more stable, primarily due to more predictable power and fuel price patterns in the ERCOT market. These factors resulted in more predictable earnings and increased fair values of the reporting units. Since 2008, the annual evaluations have not indicated that the fair values of the reporting units with recorded goodwill have decreased below their carrying values. Other than the 2008 impairments, the Company has not recorded any impairments of goodwill or other intangible assets.

See Note 21 for a discussion of the impairment of PNMR's investment in Optim Energy.

(23) Quarterly Operating Results (Unaudited)

Unaudited operating results by quarters for 2012 and 2011 are presented below. In the opinion of management of the Company, all adjustments (consisting of normal recurring accruals) necessary for a fair statement of the results of operations for such periods have been included.

	Quarter Ended			
	March 31	June 30	September 30	December 31
	(In thousands, except per share amounts)			
PNMR				
2012				
Operating revenues	$ 305,374	$ 323,860	$ 390,411	$ 322,758
Operating income	53,729	65,106	118,150	36,736
Net earnings	20,477	25,099	61,976	12,573
Net earnings attributable to PNMR	17,080	21,512	57,864	9,091
Net Earnings Attributable to PNMR per Common Share:				
Basic	0.21	0.27	0.73	0.11
Diluted	0.21	0.27	0.72	0.11
2011				
Operating revenues	$ 387,663	$ 415,586	$ 549,498	$ 347,872
Operating income	52,220	32,860	108,284	63,935
Net earnings[1]	19,952	7,669	47,905	115,408
Net earnings attributable to PNMR	16,637	4,067	43,662	111,993
Net Earnings Attributable to PNMR per Common Share:				
Basic	0.18	0.04	0.48	1.36
Diluted	0.18	0.04	0.48	1.35
PNM				
2012				
Operating revenues	$ 250,416	$ 260,094	$ 321,731	$ 260,023
Operating income	42,105	46,669	96,973	20,135
Net earnings	21,077	20,340	54,891	9,293
Net earnings attributable to PNM	17,812	16,885	50,911	5,943
2011				
Operating revenues	$ 234,238	$ 239,234	$ 323,760	$ 260,057
Operating income	18,165	10,543	87,914	44,821
Net earnings	6,964	2,097	42,572	16,905
Net earnings (loss) attributable to PNM	3,781	(1,373)	38,461	13,622
TNMP				
2012				
Operating revenues	$ 54,958	$ 63,766	$ 68,680	$ 62,736
Operating income	11,791	18,897	20,970	15,862
Net earnings	3,011	8,018	9,084	6,634
2011				
Operating revenues	$ 53,842	$ 59,957	$ 66,983	$ 57,076
Operating income	13,724	13,695	21,551	14,872
Net earnings	4,163	4,102	8,868	5,124

[1] During the fourth quarter of 2011, PNMR completed the sale of First Choice which resulted in a $174.9 million ($97.0 million after-tax) gain, that positively affected net earnings, net earnings attributable to PNMR, and earnings per share. See Note 3.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
PNM Resources, Inc.
Albuquerque, New Mexico

We have audited the consolidated financial statements of PNM Resources, Inc. and subsidiaries (the "Company") as of December 31, 2012 and 2011, and for each of the three years in the period ended December 31, 2012, and the Company's internal control over financial reporting as of December 31, 2012 and have issued our reports thereon dated March 1, 2013; such consolidated financial statements and reports are included elsewhere in this Form 10-K. Our audits also included the consolidated financial statement schedules of the Company listed in Item 15. These consolidated financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such consolidated financial statement schedules, when considered in relation to the basic consolidated financial statements taken as whole, present fairly, in all material respects, the information set forth herein.

/s/ DELOITTE & TOUCHE LLP

Phoenix, Arizona
March 1, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Public Service Company of New Mexico
Albuquerque, New Mexico

and

Texas-New Mexico Power Company
Lewisville, Texas

We have audited the consolidated financial statements of Public Service Company of New Mexico and subsidiaries and Texas-New Mexico Power Company and subsidiaries (the "Companies") as of December 31, 2012 and 2011, and for each of the three years in the period ended December 31, 2012, and have issued our reports thereon dated March 1, 2013; such consolidated financial statements and reports are included elsewhere in this Form 10-K. Our audits also included the consolidated financial statement schedules of the Companies listed in Item 15. These consolidated financial statement schedules are the responsibility of the Companies' management. Our responsibility is to express an opinion based on our audits. In our opinion, such consolidated financial statement schedules, when considered in relation to the basic consolidated financial statements taken as whole, present fairly, in all material respects, the information set forth herein.

/s/ DELOITTE & TOUCHE LLP

Phoenix, Arizona
March 1, 2013

SCHEDULE I
PNM RESOURCES, INC.
CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY
STATEMENTS OF EARNINGS

	Year ended December 31,		
	2012	2011	2010
		(In thousands)	
Operating Revenues	$ —	$ —	$ —
Operating Expenses	3,287	20,547	6,584
Operating income (loss)	(3,287)	(20,547)	(6,584)
Other Income and Deductions:			
Equity in earnings of subsidiaries	117,900	205,215	96,804
Equity in net earnings (loss) of Optim Energy	—	—	(15,223)
Impairment of equity investment in Optim Energy	—	—	(188,176)
Other income	670	59	948
Other deductions	(20,904)	(34,124)	(25,772)
Net other income (deductions)	97,666	171,150	(131,419)
Income (Loss) Before Income Taxes	94,379	150,603	(138,003)
Income Tax Expense (Benefit)	(11,168)	(25,756)	(92,788)
Net Earnings (Loss)	$ 105,547	$ 176,359	$ (45,215)

SCHEDULE I
PNM RESOURCES, INC.
CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY
STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2012	2011	2010
		(In thousands)	
Cash Flows From Operating Activities:			
Net earnings (loss)	$ 105,547	$ 176,359	$ (45,215)
Adjustments to reconcile net earnings (loss) to net cash flows from operating activities:			
Depreciation and amortization	5,000	7,654	6,767
Deferred income tax expense	(46,632)	(34,396)	(73,067)
Equity in (earnings) of subsidiaries	(117,900)	(205,215)	(96,804)
Equity in net (earnings) loss of Optim Energy	—	—	15,223
Impairment of equity investment in Optim Energy	—	—	188,176
(Gain) on reacquired debt	—	9,209	—
Stock based compensation expense	3,585	6,556	2,894
Changes in certain assets and liabilities:			
Other current assets	(43,638)	42,687	15,171
Other assets	34,096	59,975	31
Accounts payable	8	(1)	(157)
Accrued interest and taxes	(28,855)	27,348	141
Other current liabilities	3,876	4,765	(8,955)
Other liabilities	(29,601)	(12,854)	18,236
Net cash flows from operating activities	(114,514)	82,087	22,441
Cash Flows From Investing Activities:			
Utility plant additions	(7,524)	—	—
Investments in subsidiaries	—	(43,000)	—
Investments in Optim Energy	—	—	(20,279)
Cash dividends from subsidiaries	61,406	285,757	47,940
Net cash flows from investing activities	53,882	242,757	27,661
Cash Flows From Financing Activities:			
Short-term borrowings (repayments), net	120,900	(15,300)	(8,000)
Short-term borrowings (repayments) – affiliate, net	—	300	1,719
Repayment of long-term debt	(2,387)	(60,391)	(2,125)
Purchase of preferred stock	—	(73,475)	—
Purchase of common stock	—	(125,683)	—
Proceeds from stock option exercise	11,684	5,622	1,247
Purchases to satisfy awards of common stock	(25,168)	(10,104)	(2,986)
Excess tax (shortfall) from stock-based payment arrangements	—	—	(580)
Dividends paid	(44,609)	(45,128)	(45,726)
Other, net	—	(747)	—
Net cash flows from financing activities	60,420	(324,906)	(56,451)
Change in Cash and Cash Equivalents	(212)	(62)	(6,349)
Cash and Cash Equivalents at Beginning of Period	241	303	6,652
Cash and Cash Equivalents at End of Period	$ 29	$ 241	$ 303
Supplemental Cash Flow Disclosures:			
Interest paid	$ 15,007	$ 19,215	$ 19,078
Income taxes paid (refunded), net	$ 1,501	$ 5,454	$ (27,018)

SCHEDULE I

PNM RESOURCES, INC.
CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY
BALANCE SHEETS

	December 31,	
	2012	2011
	(In thousands)	
Assets		
Cash and cash equivalents	$ 29	$ 241
Intercompany receivables	108,875	76,982
Income taxes receivable	41,434	—
Other, net	2,204	—
Total current assets	152,542	77,223
Property, plant and equipment, net of accumulated depreciation of $8,262 and $14,340	25,642	18,792
Long-term investments	3,651	7,439
Investment in subsidiaries	1,688,168	1,646,449
Other long-term assets	49,302	37,294
Total long-term assets	1,766,763	1,709,974
	$ 1,919,305	$ 1,787,197
Liabilities and Stockholders' Equity		
Short-term debt	$ 137,600	$ 16,700
Short-term debt-affiliate	8,819	8,819
Current maturities of long-term debt	2,530	2,387
Accrued interest and taxes	3,127	31,510
Other current liabilities	13,218	7,743
Total current liabilities	165,294	67,159
Long-term debt	142,592	145,123
Other long-term liabilities	3,232	930
Total liabilities	311,118	213,212
Common stock (no par value; 120,000,000 shares authorized; issued and outstanding 79,653,624 shares)	1,182,819	1,193,191
Accumulated other comprehensive income (loss), net of tax	(81,630)	(66,856)
Retained earnings	506,998	447,650
Total common stockholders' equity	1,608,187	1,573,985
	$ 1,919,305	$ 1,787,197

See Notes 6, 7, and 16 for information regarding commitments, contingencies, and maturities of long-term debt.

SCHEDULE II
PNM RESOURCES, INC. AND SUBSIDIARIES
VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at beginning of year	Additions: Charged to costs and expenses	Additions: Charged to other accounts	Deductions: Write-offs and other	Balance at end of year
			(In thousands)		
Allowance for doubtful accounts, year ended December 31:					
2010	$ 12,783	$ 27,566	$ —	$ 29,171	$ 11,178
2011	$ 11,178	$ 24,116	$ —	$ 33,516 [1]	$ 1,778
2012	$ 1,778	$ 3,367	$ —	$ 3,394	$ 1,751

[1] Includes reduction of $11,818 due to the sale of First Choice on November 1, 2011.

SCHEDULE II
PUBLIC SERVICE COMPANY OF NEW MEXICO AND SUBSIDIARY
A WHOLLY OWNED SUBSIDIARY OF PNM RESOURCES, INC.
VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at beginning of year	Additions: Charged to costs and expenses	Additions: Charged to other accounts	Deductions: Write-offs	Balance at end of year
			(In thousands)		
Allowance for doubtful accounts, year ended December 31:					
2010	$ 1,483	$ 2,600	$ —	$ 2,600	$ 1,483
2011	$ 1,483	$ 3,736	$ —	$ 3,441	$ 1,778
2012	$ 1,778	$ 3,384	$ —	$ 3,411	$ 1,751

SCHEDULE II
TEXAS-NEW MEXICO POWER COMPANY AND SUBSIDIARIES
A WHOLLY OWNED SUBSIDIARY OF PNM RESOURCES, INC.
VALUATION AND QUALIFYING ACCOUNTS

		Additions		Deductions	
Description	**Balance at beginning of year**	**Charged to costs and expenses**	**Charged to other accounts**	**Write-offs**	**Balance at end of year**
			(In thousands)		
Allowance for doubtful accounts, year ended December 31:					
2010	$ —	$ 22	$ —	$ 22	$ —
2011	$ —	$ 33	$ —	$ 33	$ —
2012	$ —	$ (17)	$ —	$ (17)	$ —

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

PNMR

(a) Evaluation of disclosure controls and procedures.

As of the end of the period covered by this annual report, PNMR conducted an evaluation under the supervision and with the participation of its management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of the disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based upon this evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the disclosure controls and procedures are effective.

(b) Management's report on internal control over financial reporting.

"Management's Annual Report on Internal Control Over Financial Reporting" appears on page B-2. This report is incorporated by reference herein. PNMR's internal control over financial reporting as of December 31, 2012 has been audited by Deloitte & Touche LLP, as an independent registered public accounting firm, as stated in their report which is included herein.

(c) Changes in internal controls.

There have been no changes in PNMR's internal control over financial reporting (as such term is defined in Rules 13a-15 (f) and 15d-15(f) under the Securities Exchange Act of 1934) during the quarter ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, PNMR's internal control over financial reporting.

PNM

(a) Evaluation of disclosure controls and procedures.

As of the end of the period covered by this annual report, PNM conducted an evaluation under the supervision and with the participation of its management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of the disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based upon this evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the disclosure controls and procedures are effective.

(b) Management's report on internal control over financial reporting.

"Management's Annual Report on Internal Control Over Financial Reporting" appears on page B-3. This report is incorporated by reference herein.

(c) Changes in internal controls.

There have been no changes in PNM's internal control over financial reporting (as such term is defined in Rules 13a-15 (f) and 15d-15(f) under the Securities Exchange Act of 1934) during the quarter ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, PNM's internal control over financial reporting.

TNMP

(a) Evaluation of disclosure controls and procedures.

As of the end of the period covered by this annual report, TNMP conducted an evaluation under the supervision and with the participation of its management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of the disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based upon this evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the disclosure controls and procedures are effective.

(b) Management's report on internal control over financial reporting.

"Management's Annual Report on Internal Control Over Financial Reporting" appears on page B-4. This report is incorporated by reference herein.

(c) Changes in internal controls.

There have been no changes in TNMP's internal control over financial reporting (as such term is defined in Rules 13a-15 (f) and 15d-15(f) under the Securities Exchange Act of 1934) during the quarter ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, TNMP's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

Reference is hereby made to "Proposal 1: Elect Nine Directors" in PNMR's Proxy Statement relating to the annual meeting of stockholders to be held on May 9, 2013 (the "2013 Proxy Statement"), to PART I, SUPPLEMENTAL ITEM – "EXECUTIVE OFFICERS OF THE COMPANY" in this Form 10-K, "Section 16(a) Beneficial Ownership Reporting Compliance", "Code of Ethics," and "Board Committees and Their Functions"-"Audit and Ethics Committee" in the 2013 Proxy Statement. The Company intends to satisfy the disclosure requirements of Form 8-K relating to amendments to the Company's code of ethics applicable to its senior executive and financial officers by posting such information on its Internet website. Information about the Company's website is included under Part I, Item 1 - "Websites."

PNMR's common stock is listed on the New York Stock Exchange. As a result, PNMR's Chief Executive Officer is required to make an annual certification to the New York Stock Exchange stating that she was not aware of any violations by PNMR of the New York Stock Exchange corporate governance listing standards. PNMR's Chief Executive Officer made the most recent certification to the New York Stock Exchange on June 12, 2012.

ITEM 11. EXECUTIVE COMPENSATION

Reference is hereby made to "Executive Compensation", and all subheadings thereunder from "Compensation Discussion and Analysis" to "Change in Control, Termination, Retirement, or Impaction", "Director Compensation," and "Board Committees and Their Functions - Compensation and Human Resources Committee - Interlocks" in the 2013 Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Reference is hereby made to "Ownership of Our Common Stock - Five Percent Shareholders" and " - Executive Officers and Directors" and "Equity Compensation Plan Information" in the 2013 Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Reference is hereby made to "Information About Our Corporate Governance - Related Person Transaction Policy" and " - Director Independence" in the 2013 Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Reference is hereby made to "Audit and Ethics Committee Report" and "Independent Auditor Fees" in the 2013 Proxy Statement. Independent auditor fees for PNM and TNMP are reported in the 2013 Proxy Statement for PNMR. All such fees are fees of PNMR. PNMR charges a management fee to PNM and TNMP that includes an allocation of independent auditor fees.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) - 1. See Index to Financial Statements under Part II, Item 8.

(a) - 2. Financial Statement Schedules for the years 2012, 2011, and 2010 are omitted for the reason that they are not required or the information is otherwise supplied under Part II, Item 8.

(a) - 3-A. Exhibits Filed:

Exhibit No		Description
10.1**	PNMR	2013 Director Compensation Summary
12.1	PNMR	Ratio of Earnings to Fixed Charges
12.2	PNM	Ratio of Earnings to Fixed Charges
12.3	TNMP	Ratio of Earnings to Fixed Charges
21	PNMR	Certain subsidiaries of PNM Resources, Inc.
23.1	PNMR	Consent of Deloitte & Touche LLP for PNM Resources, Inc.
23.2	PNM	Consent of Deloitte & Touche LLP for Public Service Company of New Mexico
31.1	PNMR	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	PNMR	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.3	PNM	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.4	PNM	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.5	TNMP	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.6	TNMP	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	PNMR	Chief Executive Officer and Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	PNM	Chief Financial Officer and Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.3	TNMP	Chief Executive Officer and Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	PNMR	XBRL Instance Document
101.SCH	PNMR	XBRL Taxonomy Extension Schema Document
101.CAL	PNMR	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	PNMR	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	PNMR	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	PNMR	XBRL Taxonomy Extension Presentation Linkbase Document

(a) -3- B. Exhibits Incorporated By Reference:

The documents listed below are being filed (as shown above) or have been previously filed on behalf of PNM Resources, PNM or TNMP and are incorporated by reference to the filings set forth below pursuant to Exchange Act Rule 12b-32 and Regulation S-K section 10, paragraph (d).

Exhibit No.	Description of Exhibit	Filed as Exhibit:	Registrant(s) File No:
Plan of Acquisition			
2.1	Stock Purchase Agreement dated as of September 23, 2011 among PNMR, TNP Enterprises, Inc. and Direct LP, Inc.	2.1 to PNMR's Current Report on Form 8K filed September 23, 2011	1-32464 PNMR
2.2	Asset Purchase Agreement dated January 12, 2008 among PNM, Continental Energy Systems, LLC and New Mexico Gas Company, Inc.	2.0 to PNM's Annual Report on Form 10-K for the year ended December 31, 2007	1-6986 PNM
Articles of Incorporation and By-laws			
3.1	Articles of Incorporation of PNM Resources, as amended to date (Certificate of Amendment dated October 27, 2008 and Restated Articles of Incorporation dated August 3, 2006)	3.1 to the Company's Current Report on Form 8-K filed November 21, 2008	1-32462 PNMR
3.2	Restated Articles of Incorporation of PNM, as amended through May 31, 2002	3.1.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002	1-6986 PNM
3.3	Articles of Incorporation of TNMP, as amended through July 7, 2005	3.1.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005	2-97230 TNMP
3.4	Bylaws of PNM Resources, Inc. with all amendments to and including December 8, 2009	3.1 to the Company's Current Report on Form 8-K filed December 11, 2009	1-32462 PNMR
3.5	Bylaws of PNM with all amendments to and including May 31, 2002	3.1.2 to the Company's Report on Form 10-Q for the fiscal quarter ended June 30, 2002	1-6986 PNM
3.6	Bylaws of TNMP as amended effective June 26, 2011	3.6 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2011	2-97230 TNMP
Indentures‡			
PNMR			
4.1	Indenture, dated as of March 15, 2005, between PNMR and JPMorgan Chase Bank, N.A., as Trustee	10.2 to PNMR's Current Report on Form 8-K filed March 31, 2005	1-32462 PNMR
4.2	Supplemental Indenture No. 1, dated as of March 30, 2005, between the Company and JPMorgan Chase Bank, N.A. as Trustee, with Form of Senior Note included as Exhibit A thereto	10.3 to PNMR's Current Report on Form 8-K filed March 31, 2005	333-32170 PNMR
4.3	Supplemental Indenture No. 2, dated as of May 16, 2008 between PNMR and The Bank of New York Trust Company, N.A. (successor to JPMorgan Chase Bank, N.A.), as trustee	4.3 to PNMR's Current Report on Form 8-K filed May 21, 2008	1-32462 PNMR
4.4	Agreement of Resignation, Appointment and Acceptance, effective as of June 1, 2011, among PNMR, The Bank of New York Mellon Trust Company, N.A. and Union Bank, N.A. (for March 15, 2005 PNMR Indenture)	4.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2011	1-32462 PNMR
PNM			
4.5	Indenture (for Senior Notes), dated as of March 11, 1998, between PNM and The Chase Manhattan Bank, as Trustee	4.4 to PNM's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998	1-6986 PNM

4.6	First Supplemental Indenture, dated as of March 11, 1998, supplemental to Indenture, dated as of March 11, 1998, Between PNM and The Chase Manhattan Bank, as Trustee	4.5 to PNM's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998	1-6986 PNM
4.7	Second Supplemental Indenture, dated as of March 11, 1998, supplemental to Indenture, dated as of March 11, 1998, Between PNM and The Chase Manhattan Bank, as Trustee	4.6 to PNM's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998	1-6986 PNM
4.8	Third Supplemental Indenture, dated as of October 1, 1999 to Indenture dated as of March 11, 1998, between PNM and The Chase Manhattan Bank, as Trustee	4.6.1 to PNM's Annual Report on Form 10-K for the fiscal year ended December 31, 1999	1-6986 PNM
4.9	Fourth Supplemental Indenture, dated as of May 1, 2003 to Indenture dated as of March 11, 1998, between PNM and JPMorgan Chase Bank (formerly The Chase Manhattan Bank), as Trustee	4.6.2 to PNM's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003	1-6986 PNM
4.10	Fifth Supplemental Indenture, dated as of May 1, 2003 to Indenture dated as of March 11, 1998, between PNM and JPMorgan Chase Bank, as Trustee	4.6.3 to PNM's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003	1-6986 PNM
4.11	Sixth Supplemental Indenture, dated as of May 1, 2003 to Indenture dated as of March 11, 1998, between PNM and JPMorgan Chase Bank, as Trustee	4.6.4 to PNM's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003	1-6986 PNM
4.12	Seventh Supplemental Indenture, dated as of June 1, 2007 to Indenture dated as of March 11, 1998, between PNM and The Bank of New York Trust Company, N.A. (successor to JPMorgan Chase Bank), as Trustee	4.23 to PNM's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007	1-6986 PNM
4.13	Eighth Supplemental Indenture, dated as of June 1, 2010 to Indenture dated as of March 11, 1988, between PNM and The Bank of New York Mellon Trust Company (successor to JPMorgan Chase Bank), as Trustee	10.1 to PNM's Current Report on Form 8-K/A filed July 29, 2010	1-6986 PNM
4.14	Ninth Supplemental Indenture, dated as of June 1, 2010 to Indenture dated as of March 11, 1988, between PNM and The Bank of New York Mellon Trust Company (successor to JPMorgan Chase Bank), as Trustee	10.2 to PNM's Current Report on Form 8-K/A filed July 29, 2010	1-6986 PNM
4.15	Agreement of Resignation, Appointment and Acceptance effective as of May 1, 2011, among PNM, The Bank of New York Mellon Trust Company, N.A. and Union Bank, N.A. (for March 11, 1998 PNM Indenture)	4.2 to PNM's Quarterly Report on Form 10-Q for the quarter ended March 31, 2011	1-6986 PNM
4.16	Tenth Supplemental Indenture, dated as of September 1, 2012, between PNM and Union Bank, N.A.(ultimate successor as trustee to The Chase Manhattan Bank), as Trustee	4.1 to PNM's Quarterly Report on Form 10-Q for the quarter ended September 30, 2012	1-6986 PNM
4.17	Indenture (for Senior Notes), dated as of August 1, 1998, between PNM and The Chase Manhattan Bank, as Trustee	4.1 to PNM's Registration Statement No. 333-53367	333-53367 PNM
4.18	First Supplemental Indenture, dated August 1, 1998, supplemental to Indenture, dated as of August 1, 1998, between PNM and The Chase Manhattan Bank, as Trustee	4.3 to PNM's Current Report on Form 8-K Dated August 7, 1998	1-6986 PNM
4.19	Second Supplemental Indenture, dated September 1, 2003, supplemental to Indenture, dated as of August 1, 1998, between PNM and JPMorgan Chase Bank (formerly, The Chase Manhattan Bank), as Trustee	4.7.1 to PNM's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003	1-6986 PNM
4.20	Third Supplemental Indenture, dated as of May 13, 2008 between PNM and The Bank of New York Trust Company, N.A. as trustee	4.1 to PNM's Current Report on Form 8-K filed May 15, 2008	1-6986 PNM
4.21	Agreement of Resignation, Appointment and Acceptance, effective as of June 1, 2011, among PNM, The Bank of New York Mellon Trust Company and Union Bank, N.A. (for August 1, 1998 PNM Indenture)	4.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2011	1-6986 PNM

4.22	Fourth Supplemental Indenture, dated as of October 12, 2011, to the Indenture, dated as of August 1, 1998, between PNM and Union Bank, N.A. (ultimate successor as trustee to The Chase Manhattan Bank), as trustee	4.1 to PNM's Current Report on Form 8-K filed October 12, 2011	1-6986 PNM
TNMP			
4.23	The First Mortgage Indenture dated as of March 23, 2009, between TNMP and The Bank of New York Mellon Trust Company, N.A., as Trustee	4.1 to TNMP's Current Report on Form 8-K filed March 27, 2009	2-97230 TNMP
4.24	The First Supplemental Indenture dated as of March 23, 2009, between TNMP and The Bank of New York Mellon Trust Company, N.A., as Trustee	4.2 to TNMP's Current Report on Form 8-K filed March 27, 2009	2-97230 TNMP
4.25	The Second Supplemental Indenture dated as of March 25, 2009, between TNMP and The Bank of New York Mellon Trust Company, N.A., as Trustee	4.3 to TNMP's Current Report on Form 8-K filed March 27, 2009	2-97230 TNMP
4.26	The Third Supplemental Indenture dated as of April 30, 2009 between TNMP and The Bank of New York Mellon Trust Company, N.A., as Trustee	4.1 to TNMP's current Report on Form 8-K filed May 6, 2009	2-97230 TNMP
4.27	First Amendment dated as of December 16, 2010 between TNMP and The Bank of New York Mellon Trust Company, N.A., as Trustee to The Third Supplemental Indenture dated as of April 30, 2009 between TNMP and The Bank of New York Mellon Trust Company, N.A., as Trustee	4.1 to TNMP's Current Report on Form 8-K filed December 17, 2010	2-97230 TNMP
4.28	Agreement of Resignation, Appointment and Acceptance, effective as of June 1, 2011, among TNMP, The Bank of New York Mellon Trust Company, N.A. and Union Bank, N.A. (for March 23, 2009 TNMP Indenture)	4.4 to TNMP's Quarterly Report Form 10-Q for the quarter ended June 30, 2011	2-97230 TNMP
4.29	Fourth Supplemental Indenture dated as of September 30, 2011 between TNMP and Union Bank, N.A., as Trustee	4.1 to TNMP's 8-K filed October 6, 2011	2-97230 TNMP
Material Contracts			
10.2	Credit Agreement, dated as of October 31, 2011, among PNM Resources, Inc., the lenders party thereto, Wells Fargo Bank, National Association, as Administrative Agent and Union Bank, N.A., as Syndication Agent	10.1 to the Company's Current Report on Form 8-K filed October 31, 2011	1-32462 PNMR
10.3	First Amendment to Credit Agreement dated January 18, 2012 among PNMR, the lenders party thereto and Wells Fargo Bank, National Association, as Administrative Agent	10.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2011	1-32462 PNMR
10.4	Term Loan Agreement dated as of December 14, 2012 among PNMR, the lenders identified therein and JPMorgan Chase Bank, N.A., as administrative agent	10.1 to PNMR's Current Report on form 8-K filed December 17, 2012	1-32462 PNMR
10.5	Letter Agreement, dated as of February 28, 2011, between PNM Resources, Inc. and Cascade Investment, L.L.C.	10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2011	1-32462 PNMR
10.6	Amendment to Letter Agreement, dated as of May 5, 2011, between PNM Resources, Inc. and Cascade Investment, L.L.C.	10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2011	1-32462 PNMR
10.7	Sale and Purchase Agreement, dated as of November 4, 2011, between PNMR and Cascade Investment, L.L.C.	10.1 to PNMR's Current Report on Form 8-K filed November 4, 2011	1-32462 PNMR
10.8	Sale and Purchase Agreement dated as of September 23, 2011 between PNM Resources, Inc. and Cascade Investment, L.L.C.	10.1 to PNMR's Current Report on Form 8-K filed September 23, 2011	1-32462 PNMR
10.9	Credit Agreement, dated as of October 31, 2011, among PNM, the lenders party thereto, Wells Fargo Bank, National Association, as Administrative Agent and Union Bank, N.A., as Syndication Agent	10.2 to PNM's Current Report on Form 8-K filed October 31, 2011	1-6986 PNM

10.10	First Amendment to Credit Agreement dated January 18, 2012 among PNM, the lenders party thereto, and Wells Fargo Bank, National Association, as Administrative Agent	10.2 to PNM's Annual Report on Form 10-K for the year ended December 31, 2011	1-6986 PNM
10.11	Term Loan Credit Agreement dated as of September 30, 2011, among TNMP, as borrower, the lenders identified therein, and JPMorgan Chase Bank, N.A., as administrative agent	10.1 to TNMP's Current Report on Form 8-K filed October 6, 2011	2-97230 TNMP
10.12	Amended and Restated Credit Agreement, dated as of December 16, 2010, among TNMP, the lenders identified therein and JPMorgan Chase Bank, N.A., as administrative agent	10.1 to TNMP's Current Report on Form 8-K filed December 17, 2010	2-97230 TNMP
10.13	Amendment No. 1 to the Amended and Restated Credit Agreement, dated as of September 30, 2011 by and among TNMP, the institutions parties thereto as lenders, and JPMorgan Chase Bank, N.A. as administrative agent	10.2 to TNMP's Current Report on Form 8-K filed October 6, 2011	2-97230 TNMP
10.14**	PNM Resources, Inc. Second Amended and Restated Omnibus Performance Equity Plan dated May 19, 2009 ("PEP")	4.1 to PNM Resources' Form S-8 Registration Statement filed May 20, 2009	333-159361 PNMR
10.15**	Amendment dated May 17, 2011 to PNMR's Second Amended and Restated Omnibus Performance Equity Plan	10.1 to PNMR's Current Report Form 8-K filed May 20, 2011	1-32462 PNMR
10.16**	Second Amendment executed March 28, 2012 to the PNMR Second Amended and Restated Omnibus Performance Equity Plan	10.6 to PNMR's Quarterly Report on Form 10-Q for the quarter ended March 31, 2012	1-32462 PNMR
10.17**	Third Amendment (approved by PNMR Shareholders on May 15, 2012) to the PNMR Second Amended and Restated Omnibus Performance Equity Plan	10.1 to PNMR's Current Report on Form 8-K filed May 17, 2012	1-32462 PNMR
10.18**	PNM Resources, Inc. 2012 Officer Annual Incentive Plan dated March 28, 2012	10.1 to PNMR's Quarterly Report on Form 10-Q for the quarter ended March 31, 2012	1-32462 PNMR
10.19**	PNMR 2011 Officer Short-Term Cash Incentive Plan dated April 29, 2011	10.4 to PNMR's Quarterly Report on form 10-Q for the quarter ended March 31, 2011	1-32462 PNMR
10.20**	PNMR 2012 Long-Term Incentive Plan dated March 28, 2012	10.2 to PNMR's Quarterly Report on Form 10-Q for the quarter ended March 31, 2012	1-32462 PNMR
10.21**	PNM Resources, Inc. 2011 Long-Term Incentive Transition Plan, dated April 29, 2011	10.5 to the Company Quarterly Report on Form 10-Q for the quarter ended March 31, 2011	1-32462 PNMR
10.22**	PNM Resources, Inc. 2011 Long-Term Incentive Plan Terms and Conditions, dated March 22, 2011	10.6 to the Company Quarterly Report on Form 10-Q for the quarter ended March 31, 2011	1-32462 PNMR
10.23**	Description of 2010 long term incentive program for named executive officers	Item 5.02(e) of PNM Resources' Current Report on Form 8-K filed March 25, 2010	1-32462 PNMR
10.24**	Form of Stock Option Award Agreement for non-qualified stock options granted under PEP in 2010	10.3 to PNMR's Current Report on Form 8-K filed May 26, 2009	1-32462 PNMR
10.25**	Form of Performance Restricted Stock Rights Award Agreement for performance-based, time-vested restricted stock rights awards based on adjusted cash earnings granted under PEP in 2010	10.4 to PNMR's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010	1-32464 PNMR

10.26**	Form of Performance Restricted Stock Rights Award Agreement for performance-based, time-vested restricted stock rights awards based on adjusted cash earnings granted under PEP in 2009	10.4 to PNMR's Current Report on Form 8-K filed May 26, 2009 (the 2009 long-term incentive program for named executive officers is described in Item 5.02(e) of this Current Report on Form 8-K filed May 26, 2009)	1-32462 PNMR
10.27**	Form of the award agreement for non- qualified stock options granted under the PEP in 2007-2009	10.2 to the Company's Current Report on Form 8-K filed February 16, 2007	1-32462 PNMR
10.28**	2013 Director Compensation Summary	10.1 to PNMR's Annual Report on Form 10-K for the year ended December 31, 2012	1-32462 PNMR
10.29**	2012 Director Compensation Summary	10.7 to PNMR;s Annual Report on Form 10-K for the year ended December 31, 2011	1-32462 PNMR
10.30**	Form of award notice for restricted stock awards and stock options granted to directors under the PEP (restricted stock awards notice also used for 2011 and 2012 officer awards under PEP)	10.3 to the Company's Current Report on Form 8-K filed March 1, 2011	1-32462 PNMR
10.31**	PNM Resources, Inc. Executive Spending Account Plan (amended and restated effective January 1, 2011)	10.4 to the Company's Current Report on Form 8-K filed March 1, 2011	333-32170 PNMR
10.32**	PNM Resources, Inc. Executive Savings Plan II (amended and restated effective January 1, 2009)	4.1 to PNMR's Registration Statement on Form S-8 (333-156243) filed December 17, 2008	333-156243 PNMR
10.33**	First Amendment executed March 28, 2012 to the PNMR Executive Savings Plan II	10.4 to PNMR's Quarterly Report on Form 10-Q for the quarter ended March 31, 2012	1-32462 PNMR
10.34**	PNM Resources, Inc. After-Tax Retirement Plan effective January 1, 2009	10.5 to PNMR's Annual Report on Form 10-K for the fiscal year ended December 31, 2008	1-32462 PNMR
10.35**	First Amendment executed March 28, 2012 to the PNMR After-Tax Retirement Plan	10.5 to PNMR's Quarterly Report on Form 10-Q for the quarter ended March 31, 2012	1-32462 PNMR
10.36**	Special Performance-Based Retention Award Agreement between PNMR and Patricia K. Collawn dated March 29, 2012	10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2012	1-32462 PNMR
10.37**	Summary of Executive Time Off Policy Effective January 1, 2006	10.31 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005	1-32462 PNMR
10.38**	Amendment to Corporate Policy Absence from Work Policy 125 executed December 16, 2011	10.6 to the Company's Annual Report on Form 10-K for the year ended December 31, 2011	1-32462 PNMR
10.39**	PNM Resources, Inc. Non-Union Severance Pay Plan effective August 1, 2007 (amended and restated)	10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007	1-32462 PNMR
10.40**	First Amendment to the PNM Resources Non-Union Severance Pay Plan executed November 20, 2008	10.3 to PNMR's Annual Report on Form 10-K for the fiscal year ended December 31, 2008	1-32462 PNMR
10.41**	Second Amendment (executed March 27, 2012) to PNMR Non-Union Severance Pay Plan	10.8 to PNMR's Quarterly Report on Form 10-Q for the quarter ended March 31, 2012	1-32462 PNMR

10.42**	PNM Resources, Inc. Officer Retention Plan executed March 28, 2012 as amended and restated effective as of January 1, 2012	10.7 to the Company's Quarterly Report in Form 10-Q for the quarter ended March 31, 2012	1-32462 PNMR
10.43**	PNM Resources Executive Spending Account Plan dated December 9, 2003	10.52 to the Company's Annual Report on Form 10-K for fiscal year ended December 31, 2003	333-32170 PNMR
10.44**	First Amendment to PNM Resources Executive Spending Account Plan effective January 1, 2004	10.52.1 to PNM's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004	333-32170 PNMR
10.45**	Second Amendment to PNMR's Executive Spending Account Plan executed August 28, 2008	10.2 to PNMR's Quarterly Report on Form 10-Q for the quarter ended September 30, 2008	1-32462 PNMR
10.46**	Third Amendment to PNMR's Executive Spending Account Plan effective January 1, 2009	10.7 to PNMR's Annual Report on Form 10-K for the year ended December 31, 2008	1-32462 PNMR
10.47**	PNM Resources, Inc. Director Retainer Plan, dated December 31, 2001	4.3 to PNM Resources, Inc. Post-Effective Amendment No. 1 to Form S-8 Registration Statement filed December 31, 2001	333-03289 PNMR
10.48**	First Amendment dated February 17, 2003 to PNM Resources, Inc. Director Retainer Plan	10.40.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003	333-32170 PNMR
10.49**	PNM Resources Officer Life Insurance Plan dated April 28, 2004	10.24.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004	333-32170 PNMR
10.50**	First Amendment to PNM Resources Officer Life Insurance Plan dated December 16, 2004	10.27 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004.	333-32170 PNMR
10.51**	Second Amendment to PNM Resources Officer Life Insurance Plan executed April 15, 2007	10.5 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007	1-32462 PNMR
10.52**	Third Amendment to the PNMR Officer Life Insurance Plan effective January 1, 2009	10.10 to PNMR's Annual Report on Form 10-K for the fiscal year ended December 31, 2008	1-32462 PNMR
10.53**	Fourth Amendment to the PNMR Officer Life Insurance Plan effective January 1, 2009	10.15 to PNMR's Annual Report on Form 10-K for the fiscal year ended December 31, 2008	1-32462 PNMR
10.54**	Fifth Amendment to the PNM Resources, Inc. Officer Life Insurance Plan executed December 16, 2011	10.5 to the Company's Annual Report on Form 10-K for the year ended December 31, 2011	1-32462 PNMR
10.55**	Executive Long Term Disability effective January 1, 2003	10.88 to the Company's Annual Report on Form 10-K for the year ended December 31, 2002	333-32170 PNMR
10.56	Supplemental Indenture of Lease dated as of July 19, 1966 between PNM and other participants in the Four Corners Project and the Navajo Indian Tribal Council	4-D to PNM's Registration Statement No. 2-26116	2-26116 PNM
10.57	Amendment and Supplement No. 1 to Supplemental and Additional Indenture of Lease dated April 25, 1985 between the Navajo Tribe of Indians and Arizona Public Service Company, El Paso Electric Company, Public Service Company of New Mexico, Salt River Project Agricultural Improvement and Power District, Southern California Edison Company, and Tucson Electric Power Company (refiled)	10.1.1 to PNM's Annual Report on Form 10-K for fiscal year ended December 31, 1995	1-6986 PNM

10.58	Amendment and Supplement No. 2 to Supplemental and Additional Indenture of Lease with the Navajo Nation dated March 7, 2011	10.1 to PNM's Quarterly Report on Form 10-Q for the quarter ended March 31, 2011	1-6986 PNM
10.59	Amendment and Supplement No. 3 to Supplemental and Additional Indenture of Lease with the Navajo Nation dated March 7, 2011	10.2 to PNM's Quarterly Report on Form 10-Q for the quarter ended March 31, 2011	1-6986 PNM
10.60	Water Supply Agreement between the Jicarilla Apache Tribe and Public Service Company of New Mexico, dated July 20, 2000	10.5 to PNM's Quarterly Report of Form 10-Q for the quarter ended September 30, 2001	1-6986 PNM
10.61	Arizona Nuclear Power Project Participation Agreement among PNM and Arizona Public Service Company, Salt River Project Agricultural Improvement and Power District, Tucson Gas & Electric Company and El Paso Electric Company, dated August 23, 1973	5-T to PNM's Registration Statement No. 2-50338	2-50338 PNM
10.62	Amendments No. 1 through No. 6 to Arizona Nuclear Power Project Participation Agreement	10.8.1 to PNM's Annual Report on Form 10-K for fiscal year ended December 31, 1991	1-6986 PNM
10.63	Amendment No. 7 effective April 1, 1982, to the Arizona Nuclear Power Project Participation Agreement (refiled)	10.8.2 to PNM's Annual Report on Form 10-K for fiscal year ended December 31, 1991	1-6986 PNM
10.64	Amendment No. 8 effective September 12, 1983, to the Arizona Nuclear Power Project Participation Agreement (refiled)	10.58 to PNM's Annual Report on Form 10-K for fiscal year ended December 31, 1993	1-6986 PNM
10.65	Amendment No. 9 to Arizona Nuclear Power Project Participation Agreement dated as of June 12, 1984 (refiled)	10.8.4 to PNM's Annual Report of the Registrant on Form 10-K for fiscal year ended December 31, 1994	1-6986 PNM
10.66	Amendment No. 10 dated as of November 21, 1985 and Amendment No. 11 dated as of June 13, 1986 and effective January 10, 1987 to Arizona Nuclear Power Project Participation Agreement (refiled)	10.8.5 to PNM's Annual Report of the Registrant on Form 10-K for fiscal year ended December 31, 1995	1-6986 PNM
10.67	Amendment No. 12 to Arizona Nuclear Power Project Participation Agreement dated June 14, 1988, and effective August 5, 1988	19.1 to PNM's Quarterly Report on Form 10-Q for the quarter ended September 30, 1990	1-6986 PNM
10.68	Amendment No. 13 to the Arizona Nuclear Power Project Participation Agreement dated April 4, 1990, and effective June 15, 1991	10.8.10 to PNM's Annual Report on Form 10-K for the fiscal year ended December 31, 1990	1-6986 PNM
10.69	Amendment No. 14 to the Arizona Nuclear Power Project Participation Agreement effective June 20, 2000	10.8.9 to PNM's Annual Report on Form 10-K for the fiscal year ended December 31, 2000	1-6986 PNM
10.70	Amendment No. 15 to the Arizona Nuclear Power Project Participation Agreement dated November 29, 2010 and effective January 1, 2010	10.1 to PNM's Current Report on Form 8-K filed March 1, 2011	1-6986 PNM
10.71	Underground Coal Sales Agreement, dated August 31, 2001 among San Juan Coal Company, PNM and Tucson Electric Power Company	10.85 to PNM's Quarterly Report on Form 10-Q for the quarter ending September 30, 2001 (Confidential treatment was requested for portions of this exhibit, and such portions were omitted from this exhibit filed and were filed separately with the Securities and Exchange Commission)	1-6986 PNM

10.72	Amendment One to Underground Coal Sales Agreement dated December 15, 2003 among San Juan Coal Company, PNM and Tucson Electric Coal Company	10.9.1 to PNM's Amended Report on Form 10-K for fiscal year ended December 31, 2003 (Confidential treatment was requested for portions of this exhibit, and such portions were omitted from this exhibit filed and were filed separately with the Securities and Exchange Commission)	1-6986 PNM
10.73	Amendment Two to Underground Coal Sales Agreement effective September 15, 2004 among San Juan Coal Company, PNM and Tucson Electric Coal Company	10.9.2 to PNM's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004	1-6986 PNM
10.74	Amendment Three to Underground Coal Sales Agreement executed April 29, 2005 among San Juan Coal Company, PNM and Tucson Electric Coal Company (Confidential treatment was requested for portions of this exhibit, and such portions were omitted from this exhibit filed and were filed separately with the Securities and Exchange Commission)	10.86.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005	1-6986 PNM
10.75	Amendment Four to Underground Coal Sales Agreement effective March 7, 2007 among San Juan Coal Company, PNM and Tucson Electric Coal Company	10.89 to PNM's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007	1-6986 PNM
10.76	Amendment Five to Underground Coal Sales Agreement executed December 21, 2007 among San Juan Coal Company, PNM and Tucson Electric Power Company (Confidential treatment was requested for portions of this exhibit, and such portions were omitted from this exhibit filed and were filed separately with the Securities and Exchange Commission)	10.95 to PNM's Annual Report on Form 10-K for the year ended December 31, 2007	1-6986 PNM
10.77	Participation Agreement among PNM, Tucson Electric Power Company and certain financial institutions relating to the San Juan Coal Trust dated as of December 31, 1981 (refiled)	10.14 to PNM's Annual Report on Form 10-K for fiscal year ended December 31, 1992	1-6986 PNM
10.78	Participation Agreement dated as of June 30, 1983 among Security Trust Company, as Trustee, PNM, Tucson Electric Power Company and certain financial institutions relating to the San Juan Coal Trust (refiled)	10.61 to PNM's Annual Report on Form 10-K for fiscal year ended December 31, 1993	1-6986 PNM
10.79	Amended and Restated San Juan Project Participation Agreement dated as of March 23, 2006, among Public Service Company of New Mexico, Tucson Electric Power Company, The City of Farmington, New Mexico, M-S-R Public Power Agency, The Incorporated County of Los Alamos, New Mexico, Southern California Public Power Authority, City of Anaheim, Utah Associated Municipal Power System and Tri-State Generation and Transmission Association, Inc.	10.119 to PNM's Quarterly Report on Form 10-Q for the quarter ended March 30, 2006	1-6986 PNM
10.80*	Facility Lease dated as of December 16, 1985 between The First National Bank of Boston, as Owner Trustee, and Public Service Company of New Mexico together with Amendments No. 1, 2 and 3 thereto (refiled)	10.18 to PNM's Annual Report on Form 10-K for fiscal year ended December 31, 1995	1-6986 PNM
10.81*	Amendment No. 4 dated as of March 8, 1995, to Facility Lease between Public Service Company of New Mexico and the First National Bank of Boston, dated as of December 16, 1985	10.18.4 to the PNM's Quarterly Report on Form10-Q for the quarter ended March 31, 1995	1-6986 PNM
10.82	Facility Lease dated as of July 31, 1986, between the First National Bank of Boston, as Owner Trustee, and Public Service Company of New Mexico together with Amendments No. 1, 2 and 3 thereto (refiled)	10.19 to PNM's Annual Report on Form 10-K for fiscal year ended December 31, 1996	1-6986 PNM

10.83	Facility Lease dated as of August 12, 1986, between The First National Bank of Boston, as Owner Trustee, and Public Service Company of New Mexico together with Amendments No. 1 and 2 thereto (refiled)	10.20 to PNM's Annual Report on Form 10-K for fiscal year ended December 31, 1996	1-6986 PNM
10.84	Amendment No. 2 dated as of April 10, 1987 to Facility Lease dated as of August 12, 1986, as amended, between The First National Bank of Boston, not in its individual capacity, but solely as Owner Trustee under a Trust Agreement, dated as of August 12, 1986, with MFS Leasing Corp., Lessor and Public Service Company of New Mexico, Lessee (refiled)	10.20.2 to PNM's Annual Report on Form 10-K for fiscal year ended December 31, 1998	1-6986 PNM
10.85	Amendment No. 3 dated as of March 8, 1995, to Facility Lease between Public Service Company of New Mexico and the First National Bank of Boston, dated as of August 12, 1986	10.20.3 to PNM's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995	1-6986 PNM
10.86	Facility Lease dated as of December 15, 1986, between The First National Bank of Boston, as Owner Trustee, and Public Service Company of New Mexico (Unit 1 Transaction) together with Amendment No. 1 thereto (refiled)	10.21 to PNM's Annual Report on Form 10-K for fiscal year ended December 31, 1996	1-6986 PNM
10.87	Facility Lease dated as of December 15, 1986, between The First National Bank of Boston, as Owner Trustee, and Public Service Company of New Mexico Unit 2 Transaction) together with Amendment No. 1 thereto (refiled)	10.22 to PNM's Annual Report on Form 10-K for fiscal year ended December 31, 1996	1-6986 PNM
10.88	Master Decommissioning Trust Agreement for Palo Verde Nuclear Generating Station dated March 15, 1996, between Public Service Company of New Mexico and Mellon Bank, N.A.	10.68 to PNM's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996	1-6986 PNM
10.89	Amendment Number One to the Master Decommissioning Trust Agreement for Palo Verde Nuclear Generating Station dated January 27, 1997, between Public Service Company of New Mexico and Mellon Bank, N.A.	10.68.1 to PNM's Annual Report on Form 10-K for fiscal year ended December 31, 1997	1-6986 PNM
10.90	Amendment Number Two to the Master Decommissioning Trust Agreement for Palo Verde Nuclear Generating Station between Public Service Company of New Mexico and Mellon Bank, N.A.	10.68.2 to PNM's Annual Report on Form 10-K for fiscal year ended December 31, 2003	1-6986 PNM
10.91	Refunding Agreement No. 8A, dated as of December 23, 1997, among PNM, the Owner Participant Named Therein, State Street Bank and Trust Company, as Owner Trustee, The Chase Manhattan Bank, as Indenture Trustee, and First PV Funding Corporation	10.73 to PNM's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998	1-6986 PNM
10.92	PVNGS Capital Trust-Variable Rate Trust Notes-PVNGS Note Agreement dated as of July 31, 1998	10.76 to PNM's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998	1-6986 PNM
10.93	Stipulation in the matter of PNM's transition plan Utility Case No. 3137, dated October 10, 2002 as amended by Amendment to Stipulated Agreement dated October 18, 2002	10.86 to the Company's Annual Report on Form 10-K for the year ended December 31, 2002	1-6986 PNM
10.94	Stipulation dated February 28, 2005 in NMPRC Case No. 04-00315-UT regarding the application of PNM Resources and TNMP for approval of the TNP acquisition	10.134 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005	1-32462 PNMR/ TNMP

10.95	Settlement Agreement dated February 3, 2005, between PNM Resources, Inc. and Texas-New Mexico Power Company, the cities of Dickenson, Lewisville, La Marque, Ft. Stockton and Friendswood, Texas, the Legal and Enforcement Division of the Public Utility Commission of Texas, the Office of Public Utility Counsel, the Texas Industrial Energy Consumers and the Alliance for Retail Markets	10.1-10.1.7 to the Company's Current Report on Form 8-K filed February 7, 2005	1-32462 PNMR/ TNMP
10.96	Consent Decree entered into by PNM on March 9, 2005 relating to the citizen suit under the Clean Air Act and the excess emissions report matter for SJGS	10.135 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005	1-6986 PNM
10.97	Settlement and Release of Claims Agreement dated February 11, 2010 among PNM, PG&E, SDG&E, CPUC, California ex. rel. Edmund G. Brown, Jr., Attorney General and the California Dept. of Water Resources (collectively, "PNM and the California Parties") (relating to certain 2000-2001 transactions in California energy markets)	10.1 to PNM's Current Report on Form 8-K filed February 12, 2010	1-6986 PNM
10.98	Agreement for Disposition of Escrowed Funds dated January 11, 2010 among PNM and the California Parties	10.1 to PNM's current Report on Form 8-K filed January 14, 2010	1-6986 PNM

Subsidiaries

21	Certain subsidiaries of PNM Resources	21 to the Company's Annual Report on Form 10-K for the year ended December 31, 2012	1-32462 PNMR

Additional Exhibits

99.1*	Participation Agreement dated as of December 16, 1985, among the Owner Participant named therein, First PV Funding Corporation. The First National Bank of Boston, in its individual capacity and as Owner Trustee (under a Trust Agreement dated as of December 16, 1985 with the Owner Participant), Chemical Bank, in its individual capacity and as Indenture Trustee (under a Trust Indenture, Mortgage, Security Agreement and Assignment of Rents dated as of December 16, 1985 with the Owner Trustee), and Public Service Company of New Mexico, including Appendix A definitions, together with Amendment No. 1 dated July 15, 1986 and Amendment No. 2 dated November 18, 1986 (refiled)	99.2 to PNM's Annual Report on Form 10-K for fiscal year ended December 31, 1995	1-6986 PNM
99.2	Trust Indenture, Mortgage, Security Agreement and Assignment of Rents dated as of December 16, 1985, between the First National Bank of Boston, as Owner Trustee, and Chemical Bank, as Indenture Trustee together with Supplemental Indentures Nos. 1 and 2 (refiled)	99.3 to PNM's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996	1-6986 PNM
99.3	Supplemental Indenture No. 3 dated as of March 8, 1995, to Trust Indenture Mortgage, Security Agreement and Assignment of Rents between The First National Bank of Boston and Chemical Bank dated as of December 16, 1985	99.3.3 to PNM's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995	1-6986 PNM
99.4*	Assignment, Assumption and Further Agreement dated as of December 16, 1985, between Public Service Company of New Mexico and The First National Bank of Boston, as Owner Trustee	28(c) to PNM's Current Report on Form 8-K dated December 31, 1985	1-6986 PNM

99.5	Participation Agreement dated as of July 31, 1986, among the Owner Participant named herein, First PV Funding Corporation, The First National Bank of Boston, in its individual capacity and as Owner Trustee (under a Trust Agreement dated as of July 31, 1986, with the Owner Participant), Chemical Bank, in its individual capacity and as Indenture Trustee (under a Trust Indenture, Mortgage, Security Agreement and Assignment of Rents dated as of July 31, 1986, with the Owner Trustee), and Public Service Company of New Mexico, including Appendix A definitions together with Amendment No. 1 thereto (refiled)	99.5 to PNM's Annual Report on Form 10-K for fiscal year ended December 31, 1996	1-6986 PNM
99.6	Trust Indenture, Mortgage, Security Agreement and Assignment of Rents dated as of July 31, 1986, between The First National Bank of Boston, as Owner Trustee, and Chemical Bank, as Indenture Trustee together with Supplemental Indenture No. 1 thereto (refiled)	99.6 to PNM's Annual Report on Form 10-K for fiscal year ended December 31, 1996	1-6986 PNM
99.7	Assignment, Assumption, and Further Agreement dated as of July 31, 1986, between Public Service Company of New Mexico and The First National Bank of Boston, as Owner Trustee (refiled)	99.7 to PNM's Annual Report on Form 10-K for fiscal year ended December 31, 1996	1-6986 PNM
99.8	Participation Agreement dated as of August 12, 1986, among the Owner Participant named therein, First PV Funding Corporation. The First National Bank of Boston, in its individual capacity and as Owner Trustee (under a Trust Agreement dated as of August 12, 1986, with the Owner Participant), Chemical Bank, in its individual capacity and as Indenture Trustee (under a Trust Indenture, Mortgage, Security Agreement and Assignment of Rents dated as of August 12, 1986, with the Owner Trustee), and Public Service Company of New Mexico, including Appendix A definitions (refiled)	99.8 to PNM's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997	1-6986 PNM
99.9*	Amendment No. 1 dated as of November 18, 1986, to Participation Agreement dated as of August 12, 1986 (refiled)	99.8.1 to PNM's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997	1-6986 PNM
99.10*	Trust Indenture, Mortgage, Security Agreement and Assignment of Rents dated as of August 12, 1986, between the First National Bank of Boston, as Owner Trustee, and Chemical Bank, as Indenture Trustee together with Supplemental Indenture No. 1 thereto (refiled)	99.9 to PNM's Annual Report of the Registrant on Form 10-K for fiscal year ended December 31, 1996	1-6986 PNM
99.11	Supplemental Indenture No. 2 dated as of March 8, 1995, to Trust Indenture, Mortgage, Security Agreement and Assignment of Rents between The First National Bank of Boston and Chemical Bank dated as of August 12, 1986 (refiled)	99.9.1 to PNM's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995	1-6986 PNM
99.12*	Assignment, Assumption, and Further Agreement dated as of August 12, 1986, between Public Service Company of New Mexico and The First National Bank of Boston, as Owner Trustee (refiled)	99.10 to PNM's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997	1-6986 PNM
99.13*	Participation Agreement dated as of December 15, 1986, among the Owner Participant named therein, First PV Funding Corporation, The First National Bank of Boston, in its individual capacity and as Owner Trustee (under a Trust Agreement dated as of December 15, 1986, with the Owner Participant), Chemical Bank, in its individual capacity and as Indenture Trustee (under a Trust Indenture, Mortgage, Security Agreement and Assignment of Rents dated as of December 15, 1986, with the Owner Trustee), and Public Service Company of New Mexico, including Appendix A definitions (Unit 1 Transaction) (refiled)	99.11 to PNM's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997	1-6986 PNM

99.14	Trust Indenture, Mortgage, Security Agreement and Assignment of Rents dated as of December 15, 1986, between The First National Bank of Boston, as Owner Trustee, and Chemical Bank, as Indenture Trustee (Unit 1 Transaction) (refiled)	99.12 to PNM's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997	1-6986 PNM
99.15	Assignment, Assumption and Further Agreement dated as of December 15, 1986, between Public Service Company of New Mexico and The First National Bank of Boston, as Owner Trustee (Unit 1 Transaction) (refiled)	99.13 to PNM's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997	1-6986 PNM
99.16	Participation Agreement dated as of December 15, 1986, among the Owner Participant named therein, First PV Funding Corporation, The First National Bank of Boston, in its individual capacity and as Owner Trustee (under a Trust Agreement dated as of December 15, 1986, with the Owner Participant), Chemical Bank, in its individual capacity and as Indenture Trustee (under a Trust Indenture, Mortgage, Security Agreement and Assignment of Rents dated as of December 15, 1986, with the Owner Trustee), and Public Service Company of New Mexico, including Appendix A definitions (Unit 2 Transaction) (refiled)	99.14 to PNM's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997	1-6986 PNM
99.17	Trust Indenture, Mortgage, Security Agreement and Assignment of Rents dated as of December 31, 1986, between the First National Bank of Boston, as Owner Trustee, and Chemical Bank, as Indenture Trustee (Unit 2 Transaction) (refiled)	99.15 to PNM's Annual Report on Form 10-K for fiscal year ended December 31, 1996	1-6986 PNM
99.18	Assignment, Assumption, and Further Agreement dated as of December 15, 1986, between Public Service Company of New Mexico and The First National Bank of Boston, as Owner Trustee (Unit 2 Transaction) (refiled)	99.16 to PNM's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997	1-6986 PNM
99.19*	Waiver letter with respect to "Deemed Loss Event" dated as of August 18, 1986, between the Owner Participant named therein, and Public Service Company of New Mexico (refiled)	99.17 to PNM's Annual Report on Form 10-K for fiscal year ended December 31, 1996	1-6986 PNM
99.20*	Waiver letter with respect to Deemed Loss Event" dated as of August 18, 1986, between the Owner Participant named therein, and Public Service Company of New Mexico (refiled)	99.18 to PNM's Annual Report on Form 10-K for fiscal year ended December 31, 1996	1-6986 PNM
99.21	Agreement No. 13904 (Option and Purchase of Effluent), dated April 23, 1973, among Arizona Public Service Company, Salt River Project Agricultural Improvement and Power District, the Cities of Phoenix, Glendale, Mesa, Scottsdale, and Tempe, and the Town of Youngtown (refiled)	99.19 to PNM's Annual Report on Form 10-K for fiscal year ended December 31, 1996	1-6986 PNM
99.22	Agreement for the Sale and Purchase of Wastewater Effluent, dated June 12, 1981, Among Arizona Public Service Company, Salt River Project Agricultural Improvement and Power District and the City of Tolleson, as amended (refiled)	99.20 to PNM's Annual Report on Form 10-K for fiscal year ended December 31, 1996	1-6986 PNM
99.23	Municipal Effluent Purchase and Sale Agreement dated April 23, 2010 between Cities of Phoenix, Mesa, Tempe, Scottsdale and Glendale, Arizona municipal corporations; and APS, SRP, acting on behalf of themselves and EPE, SCE, PNM, SCPPA, and Los Angeles Department of Water and Power	10.6 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010	1-6986 PNM
99.24*	1996 Supplemental Indenture dated as of September 27, 1996 to Trust Indenture, Mortgage, Security Agreement and Assignment of Rents dated as of December 16, 1985 between State Street Bank and Trust Company, as Owner Trustee, and The Chase Manhattan Bank, as Indenture Trustee	99.21 to PNM's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996	1-6986 PNM

99.25	1997 Supplemental Indenture, dated as of December 23, 1997, to Trust Indenture, Mortgage, Security Agreement and Assignment of Rents, dated as of August 12, 1986, between State Street Bank and Trust, as Owner Trustee, and The Chase Manhattan Bank, as Indenture Trustee	99.22 to the Company's Annual Report on Form 10-K for the year ended December 31, 2006	1-6986 PNM

* One or more additional documents, substantially identical in all material respects to this exhibit, have been entered into, relating to one or more additional sale and leaseback transactions. Although such additional documents may differ in other respects (such as dollar amounts and percentages), there are no material details in which such additional documents differ from this exhibit.

** Designates each management contract or compensatory plan or arrangement required to be identified pursuant to paragraph 3 of Item 15(a) of Form 10-K.

‡ Certain instruments defining the rights of holders of long-term debt of the registrants included in the financial statements of registrants filed herewith have been omitted because the total amount of securities authorized thereunder does not exceed 10% of the total assets of registrants. The registrants hereby agree to furnish a copy of any such omitted instrument to the SEC upon request.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PNM RESOURCES, INC.
(Registrant)

Date: March 1, 2013 By /s/ P. K. Collawn
P. K. Collawn
Chairman, President, and
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Capacity	Date
/s/ P. K. Collawn P. K. Collawn Chairman, President, and Chief Executive Officer	Principal Executive Officer and Director	March 1, 2013
/s/ C. N. Eldred C. N. Eldred Executive Vice President and Chief Financial Officer	Principal Financial Officer	March 1, 2013
/s/ T. G. Sategna T. G. Sategna Vice President and Corporate Controller	Principal Accounting Officer	March 1, 2013
/s/ A. E. Archuleta A. E. Archuleta	Director	March 1, 2013
/s/ J. A. Dobson J. A. Dobson	Director	March 1, 2013
/s/ A. J. Fohrer A. J. Fohrer	Director	March 1, 2013
/s/ R. R. Nordhaus R. R. Nordhaus	Director	March 1, 2013
/s/ M. T. Pacheco M. T. Pacheco	Director	March 1, 2013
/s/ B. S. Reitz B. S. Reitz	Director	March 1, 2013
/s/ D. K. Schwanz D. K. Schwanz	Director	March 1, 2013
/s/ B. W. Wilkinson B. W. Wilkinson	Director	March 1, 2013
/s/ J. B. Woodard J. B. Woodard	Director	March 1, 2013

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PUBLIC SERVICE COMPANY OF NEW MEXICO
(Registrant)

Date: March 1, 2013

By /s/ P. K. Collawn
P. K. Collawn
President and
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Capacity	Date
/s/ P. K. Collawn P. K. Collawn President and Chief Executive Officer	Principal Executive Officer and Chairman of the Board	March 1, 2013
/s/ C. N. Eldred C. N. Eldred Executive Vice President and Chief Financial Officer	Principal Financial Officer and Director	March 1, 2013
/s/ T. G. Sategna T. G. Sategna Vice President and Corporate Controller	Principal Accounting Officer	March 1, 2013
/s/ R. N. Darnell R. N. Darnell	Director	March 1, 2013
/s/ R. E. Talbot R. E. Talbot	Director	March 1, 2013

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEXAS-NEW MEXICO POWER COMPANY
(Registrant)

Date: March 1, 2013

By /s/ P. K. Collawn
P. K. Collawn
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Capacity	Date
/s/ P. K. Collawn P. K. Collawn Chief Executive Officer	Principal Executive Officer and Chairman of the Board	March 1, 2013
/s/ T. G. Sategna T. G. Sategna Vice President and Controller	Principal Financial Officer and Principal Accounting Officer	March 1, 2013
/s/ R. N. Darnell R. N. Darnell	Director	March 1, 2013
/s/ C. N. Eldred C. N. Eldred	Director	March 1, 2013
/s/ R. E. Talbot R. E. Talbot	Director	March 1, 2013
/s/ J. N. Walker J. N. Walker	Director	March 1, 2013

*** Exercise Your *Right* to Vote ***

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on May 9, 2013.

PNM RESOURCES, INC.


PNM Resources

PNM RESOURCES, INC.
CATHY MARTINEZ-SHAREHOLDER SERVICES
CORPORATE HEADQUARTERS
ALBUQUERQUE, NM 87158-0905

Meeting Information

Meeting Type: Annual Meeting
For holders as of: March 20, 2013
Date: May 9, 2013 **Time:** 10:00 AM MDT
Location: PNM Resources, Inc.
414 Silver Ave. SW 4th Floor
Albuquerque, New Mexico

For Directions Please Call (505) 241-2868
Please vote before the meeting. If you are unable to attend the meeting in person, you may listen to the meeting via the Internet @ www.virtualshareholdermeeting.com/pnm2013.

You are receiving this communication because you hold shares in the company named above.

This is not a ballot. You cannot use this notice to vote these shares. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. You may view the proxy materials online at *www.proxyvote.com* or easily request a paper copy (see reverse side).

We encourage you to access and review all of the important information contained in the proxy materials before voting.

See the reverse side of this notice to obtain proxy materials and voting instructions.

M56272-P36638

— Before You Vote —

How to Access the Proxy Materials

Proxy Materials Available to VIEW or RECEIVE:

1. Notice and Proxy Statement 2. Annual Report on Form 10-K 3. Shareholder letter and Stock Performance Graph

How to View Online:

Have the information that is printed in the box marked by the arrow → XXXX XXXX XXXX (located on the following page) and visit: *www.proxyvote.com.*

How to Request and Receive a PAPER or E-MAIL Copy:

If you want to receive a paper or e-mail copy of these documents, you must request one. There is NO charge for requesting a copy. Please choose one of the following methods to make your request:

1) *BY INTERNET*: www.proxyvote.com
2) *BY TELEPHONE*: 1-800-579-1639
3) *BY E-MAIL**: sendmaterial@proxyvote.com

* If requesting materials by e-mail, please send a blank e-mail with the information that is printed in the box marked by the arrow → XXXX XXXX XXXX (located on the following page) in the subject line.

Requests, instructions and other inquiries sent to this e-mail address will NOT be forwarded to your investment advisor. Please make the request as instructed above on or before April 25, 2013 to facilitate timely delivery.

— How To Vote —

Please Choose One of the Following Voting Methods

Vote In Person: Many shareholder meetings have attendance requirements including, but not limited to, the possession of a valid photo identification and an attendance ticket issued by the entity holding the meeting. Please check the meeting materials for any special requirements for meeting attendance. At the meeting, you will need to request a ballot to vote these shares.

Vote By Internet:

Before The Meeting: Go to *www.proxyvote.com.* Have the information that is printed in the box marked by the arrow → XXXX XXXX XXXX (located on the following page) available and follow the instructions.

Vote By Mail: You can vote by mail by requesting a paper copy of the materials, which will include a proxy card.

M56273-P36638

Voting Items

The Board of Directors recommends you vote FOR the following proposals:

1. Elect Nine Directors

   Nominees:

   01) Adelmo E. Archuleta
   02) Patricia K. Collawn
   03) Julie A. Dobson
   04) Alan J. Fohrer
   05) Robert R. Nordhaus
   06) Bonnie S. Reitz
   07) Donald K. Schwanz
   08) Bruce W. Wilkinson
   09) Joan B. Woodard

2. Ratify appointment of KPMG LLP as independent public accountants for 2013.

3. Approve, on an advisory basis, the compensation of named executive officers ("Say-on-Pay").

The Board of Directors recommends you vote AGAINST the following proposal:

4. Shareholder proposal regarding the adoption of a policy to require an independent chairman.

M56274-P36638





PNM RESOURCES, INC.
CATHY MARTINEZ-SHAREHOLDER SERVICES
CORPORATE HEADQUARTERS
ALBUQUERQUE, NM 87158-0905

VOTE BY INTERNET
Before The Meeting - Go to **www.proxyvote.com**
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time on May 8, 2013. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time on May 8, 2013. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 to be received by May 8, 2013.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

M56266-P36638-Z59936 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

PNM RESOURCES, INC.

The Board of Directors recommends you vote FOR the following proposals:

	For All	Withhold All	For All Except
1. Elect Nine Directors	☐	☐	☐

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

____

Nominees:

01) Adelmo E. Archuleta
02) Patricia K. Collawn
03) Julie A. Dobson
04) Alan J. Fohrer
05) Robert R. Nordhaus
06) Bonnie S. Reitz
07) Donald K. Schwanz
08) Bruce W. Wilkinson
09) Joan B. Woodard

	For	Against	Abstain
2. Ratify appointment of KPMG LLP as independent public accountants for 2013.	☐	☐	☐
3. Approve, on an advisory basis, the compensation of named executive officers ("Say-on-Pay").	☐	☐	☐

The Board of Directors recommends you vote AGAINST the following proposal:

	For	Against	Abstain
4. Shareholder proposal regarding the adoption of a policy to require an independent chairman.	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement, Annual Report on Form 10-K, Shareholder letter and Stock Performance Graph are available at www.proxyvote.com.

M56267-P36638-Z59936

PNM RESOURCES, INC.
Annual Meeting of Shareholders
May 9, 2013 10:00 AM
This proxy is solicited by the Board of Directors

PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned appoints A.E. Archuleta, B.W. Wilkinson, J.B. Woodard, and each or anyone of them, true and lawful attorney-in-fact and proxy for the undersigned, with full power of substitution, to represent and vote the Common Stock of the undersigned at the Annual Meeting of Shareholders of PNM Resources, Inc., to be held at PNM Resources, Inc., Corporate Headquarters - 4th Floor, 414 Silver Avenue SW, Albuquerque, NM at 10:00 a.m. Mountain Daylight Time, on May 9, 2013, and at any continuation of the meeting, if adjourned, on all matters coming before the meeting. Pursuant to the proxy statement, said proxies are directed to vote as indicated on this proxy, and otherwise in accordance with their judgment with respect to any other business that may properly come before the Annual Meeting or at any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made this proxy will be voted FOR PROPOSALS 1, 2, and 3 and AGAINST PROPOSAL 4.

To listen to the meeting via internet, please visit: www.virtualshareholdermeeting.com/pnm2013

Continued and to be signed on reverse side



PNM RESOURCES, INC.
CATHY MARTINEZ-SHAREHOLDER SERVICES
CORPORATE HEADQUARTERS
ALBUQUERQUE, NM 87158-0905

VOTE BY INTERNET
Before The Meeting - Go to **www.proxyvote.com**
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time on May 6, 2013. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time on May 6, 2013. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 to be received by May 6, 2013.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

M56268-P36638-Z59936 KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

DETACH AND RETURN THIS PORTION ONLY

PNM RESOURCES, INC.

The Board of Directors recommends you vote FOR the following proposals:

	For All	Withhold All	For All Except	To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.
1. Elect Nine Directors	☐	☐	☐	______

Nominees:

01) Adelmo E. Archuleta
02) Patricia K. Collawn
03) Julie A. Dobson
04) Alan J. Fohrer
05) Robert R. Nordhaus
06) Bonnie S. Reitz
07) Donald K. Schwanz
08) Bruce W. Wilkinson
09) Joan B. Woodard

	For	Against	Abstain
2. Ratify appointment of KPMG LLP as independent public accountants for 2013.	☐	☐	☐
3. Approve, on an advisory basis, the compensation of named executive officers ("Say-on-Pay").	☐	☐	☐
The Board of Directors recommends you vote AGAINST the following proposal:			
4. Shareholder proposal regarding the adoption of a policy to require an independent chairman.	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement, Annual Report on Form 10-K, Shareholder letter and Stock Performance Graph are available at www.proxyvote.com.

M56269-P36638-Z59936

PNM RESOURCES, INC.
Annual Meeting of Shareholders
May 9, 2013 10:00 AM
This proxy is solicited by the Board of Directors

Voting Shares Allocated to Your Retirement Savings Plan (RSP) Account

Vote the RSP shares by Internet, phone or mail before the earlier **RSP voting deadline of May 6, 2013, at 11:59 P.M. Eastern Time.** If you do not vote, the PNM Resources' Corporate Investment Committee has instructed the RSP Trustee (record holder) to vote the RSP shares as follows ("implied directions"):

- **FOR** the election of the 9 director nominees
- **FOR** the appointment of KPMG LLP as independent public accountants for 2013
- **FOR** the compensation of named executive officers ("Say on Pay")
- **AGAINST** shareholder proposal regarding policy to require independent chariman

Broadridge will tally your confidential vote and only communicate the cumulative RSP participant express timely voting results to the Trustee and the Committee so that the remaining shares may be voted in accordance with the above implied directions. The Committee will vote all RSP shares on any other matter properly raised at the Annual Meeting in accordance with its judgment. **This form is only for voting the RSP shares.**

To listen to the meeting via internet, please visit: www.virtualshareholdermeeting.com/pnm2013

Continued and to be signed on reverse side



PNM Resources, Inc.
Corporate Headquarters
414 Silver Ave. SW
Albuquerque, NM 87102
www.pnmresources.com

NOTICE OF 2013 ANNUAL MEETING OF SHAREHOLDERS

To Our Shareholders:

The 2013 annual meeting of shareholders of PNM Resources, Inc. will be held as follows:

Meeting Date: Thursday, May 9, 2013

Meeting Time: 10:00 a.m., MDT

Location: PNM Resources, Inc.: Corporate Headquarters-4th Floor
414 Silver Ave. SW, Albuquerque, New Mexico
(map to meeting location included on back of proxy statement)

Who can vote: You may vote if you were a shareholder of record as of the close of business on March 20, 2013.

Purposes of the Meeting:

- Elect nine (9) directors.
- Ratify appointment of KPMG LLP as independent public accountants for 2013.
- Approve, on an advisory basis, the compensation of our named executive officers.
- Vote on a shareholder proposal regarding adoption of a policy to require an independent chairman.
- Consider any other business properly presented at the meeting.

On March 28, 2013, we began mailing to our shareholders either (1) a Notice of Internet Availability of Proxy Materials which indicates how to access our proxy materials on the Internet or (2) a printed copy of our proxy materials.

Your vote is important:

After reading the proxy statement, please promptly vote by telephone or Internet or by signing and returning the proxy card so that we can be assured of having a quorum present at the meeting and so your shares may be voted in accordance with your wishes. See the questions and answers in our proxy statement about the meeting (including how to listen to the meeting by webcast), voting your shares, how to revoke a proxy and how to vote shares in person.

By Order of the Board of Directors

Patricia K. Collawn
Chairman, President and Chief Executive Officer

Important Notice Regarding the Availability of Proxy Materials for PNM Resources' 2013 Annual Meeting to be held on May 9, 2013: Our Notice of Annual Meeting; this 2013 proxy statement; our 2012 Annual Report on Form 10-K; a shareholder letter from Patricia K. Collawn, our Chairman, President and CEO; and stock performance graph are available at **www.proxyvote.com** and **http://www.pnmresources.com/asm/annual-proxy.cfm.**

GLOSSARY OF TERMS USED IN THIS PROXY

After-Tax Plan	PNM Resources, Inc. After-Tax Retirement Plan
AIP	PNM Resources, Inc. 2012 Officer Annual Incentive Plan
Annual Meeting	Annual Meeting of PNMR shareholders to be held on May 9, 2013
Audit Committee	Audit and Ethics Committee of the Board
Board	Board of Directors of PNM Resources, Inc.
CD&A	Compensation Discussion and Analysis beginning on page 27
CEO	Chief Executive Officer
CFO	Chief Financial Officer
Compensation Committee	Compensation and Human Resources Committee of the Board
COO	Chief Operating Officer
Company, PNMR or PNM Resources	PNM Resources, Inc.
Deloitte & Touche or Deloitte	Deloitte & Touche LLP
Dodd-Frank Act	Dodd-Frank Wall Street Reform and Consumer Protection Act
ESA	PNM Resources, Inc. Executive Spending Account Plan, which allows Named Executive Officers to receive reimbursement for income tax preparation, financial management and counseling services, estate planning, premiums for life and other insurance, and travel expenses related to medical or financial planning services
ESP	PNM Resources, Inc. Executive Savings Plan, adopted in 1998. On December 17, 2008, this plan was merged into PNM Resources, Inc. Executive Savings Plan II
ESP II	PNM Resources, Inc. Executive Savings Plan II
EVP	PNM Resources Executive Vice President
FASB ASC Topic 718	Financial Accounting Standards Board Accounting Standards Codification Topic 718 (Compensation - Stock Compensation)
FFO/Debt Ratio	Performance measure calculated for the purpose of determining certain long-term equity and cash incentive awards as described in the CD&A. Equals PNMR's funds from operations for the fiscal year *divided by* PNMR's total debt outstanding (including any long-term leases and unfunded pension plan obligations) as of the end of the fiscal year. Funds from operations are equal to the amount of PNMR's net cash flow from operating activities (as reflected on the Consolidated Statement of Cash Flows) adjusted by the following items: (1) adding amounts received by PNMR as principal payments on the Palo Verde Nuclear Generating Station lessor notes, (2) adding amounts received by PNMR on Palo Verde Nuclear Generating Station firm-sales contracts, (3) including amounts attributable to principal payments on imputed debt from long-term leases, (4) excluding changes in certain of PNMR's current assets and liabilities, as well as bad debt expense, (5) excluding the impacts of the Valencia Energy Facility consolidation, (6) excluding the impact of capitalized interest, and (7) excluding any contributions to the PNM and TNMP qualified pension plans. Management also excluded an additional amount from the 2011 results to be consistent with Incentive EPS. The FFO/Debt Ratio levels are not necessarily identical to any earnings outlook or guidance that may be announced by the Company and are structured to ensure that award payments are not artificially inflated or deflated.

GPBA Table	Grants of Plan Based Awards Table beginning on page 45
Incentive EPS	Adjusted earnings per share performance measure calculated for the purpose of determining awards under the AIP. Incentive EPS is corporate earnings per share, excluding non-recurring items that do not factor into ongoing earnings. Incentive EPS levels are not necessarily identical to any earnings outlook or guidance that may be announced by the Company and are structured to ensure that award payments are not artificially inflated or deflated. For 2012, Incentive EPS of $1.31 equals net earnings attributable to PNMR per common share (as reflected on the Consolidated Statements of Earnings (Loss)) of $1.31 (A) *minus* (i) $0.01 per share attributable to the gain on sale of the First Choice Power business, (ii) $0.01 per share attributable to the mark-to-market impact of economic hedges, (iii) $0.04 per share attributable to the net change in unrealized impairments of certain securities, and (iv) $0.01 per share attributable to a one-time collection by TNMP related to unrecovered transmission costs from the 1999-2000 time period, (B) *plus* (a) $0.06 per share attributable to costs incurred in the consolidation of building space and (b) $0.01 per share attributable to process improvement initiatives. For 2011, Incentive EPS of $1.06 equals net earnings attributable to PNMR per common share (as reflected on the Consolidated Statements of Earnings (Loss)) of $1.96 (A) *minus* (i) $1.08 per share attributable to the gain on sale of the First Choice Power business, (ii) $0.06 per share attributable to the mark-to-market impact of economic hedges, (iii) $0.02 per share related to revenue on disincentives/incentives on energy efficiency, and (iv) $0.05 per share attributable to post-impairment loss of Optim Energy not recognized in the Company's Consolidated Statement of Earnings, (B) *plus* (a) $0.02 per share attributable to the net change in unrealized impairments of certain securities, (b) $0.05 per share attributable to process improvement initiatives, (c) $0.15 per share attributable to regulatory disallowance, (d) $0.03 per share attributable to strategic alternatives related to competitive businesses, (e) $0.02 per share attributable to New Mexico gross receipts tax adjustments, and (f) $0.06 attributable to loss on reacquired debt. In addition, management determined to exclude an additional $0.02 from the 2011 results. Incentive EPS herein refers to 2012 unless otherwise stated
LTIP or Long-Term Incentive Plan	Long-Term Incentive Plan summary detailing measurements and metrics for a specific plan year within scope of the governing PNM Resources, Inc. Second Amended and Restated Omnibus Performance Equity Plan, as amended
Meridian	Meridian Compensation Partners, LLC, the current compensation consultant retained by the Compensation Committee and the Nominating Committee
NEO(s) or named executive officer(s)	Named Executive Officers of PNMR consisting of our five most highly compensated executive officers including the CEO and CFO
Nominating Committee	Nominating and Governance Committee of the Board
Notice	Notice of Internet Availability of Proxy Materials
NYSE	New York Stock Exchange
Officers	PNM Resources, Inc. Officers
PEP or Performance Equity Plan	PNM Resources, Inc. Second Amended and Restated Omnibus Performance Equity Plan, effective May 19, 2009, as amended by the First Amendment thereto effective May 17, 2011 and the Second and Third Amendments thereto effective May 15, 2012
PNM	Public Service Company of New Mexico, a wholly owned subsidiary of PNM Resources, Inc.

PNM Resources, PNMR or Company	PNM Resources, Inc., which trades on the NYSE under the symbol "PNM"
PNMR Peer Group	Utility and energy companies comprising PNMR's director and executive compensation peer group listed on pages 13 and 35
PS	Performance share award opportunity granted in 2012
Retention Plan	PNM Resources, Inc. Officer Retention Plan, as amended and restated
RSA	Time-vested restricted stock right award
RSP	PNM Resources, Inc. Retirement Savings Plan, a 401(k) plan
SEC	Securities and Exchange Commission
Severance Plan	PNMR Non-Union Severance Pay Plan
SCT	Summary Compensation Table beginning on page 40
SPR	Special performance-based retention grant awarded to Ms. Collawn in 2012
SVP	PNM Resources Senior Vice President
Tax Code	Internal Revenue Code of 1986, as amended
TNMP	Texas-New Mexico Power Company, an indirect wholly owned subsidiary of PNMR
Total Cash Compensation or TCC	Total Cash Compensation, which consists of the total of base salary and short-term cash incentives
Total Direct Compensation or TDC	Total Direct Compensation, which consists of base salary, short-term incentives, and all long-term incentives (equity grants, performance-based grants, performance cash)
Total Shareholder Return or TSR	A comparison over time of share price appreciation and dividends paid to show the total return to the shareholder. $TSR = (Price_{end} - Price_{begin} + Dividends) / Price_{begin}$
Towers Watson	Towers Watson, the compensation consultant retained by PNMR management
VP	PNM Resources Vice President
2012 Benchmark Data	The median of the compensation data from companies included in (1) the Towers Watson 2011 U.S. CDB Energy Services Executive Database of similarly sized utility/energy companies (companies with revenue of $1 Billion - $3 Billion) and (2) the 2011 Towers Watson U.S. CDB General Industry Executive Database of similarly sized companies (companies with revenue of $1 Billion - $3 Billion), weighted respectively at 75% and 25%, to derive the weighted median. The two compensation databases provide information on base salary and short-term cash incentives (collectively Total Cash Compensation or TCC), the expected value of long-term incentives, and the Total Direct Compensation (or TDC, which is the sum of TCC and long-term incentives). The companies in the 2012 Benchmark Data are listed in Appendix A.

PNM Resources, Inc.
Proxy Statement for 2013 Annual Meeting of Shareholders
Thursday, May 9, 2013

1. Why did I receive these proxy materials?

You are receiving these materials because you owned shares of our common stock as of March 20, 2013, and are therefore eligible to vote at the Annual Meeting. This proxy statement summarizes the information you need to know to vote at the Annual Meeting. For a list of terms defined and used in this proxy statement, see the Glossary on page ii.

After reading the proxy statement, please promptly vote by telephone or Internet or by signing and returning the proxy card so that we can be assured of having a quorum present at the meeting and so your shares may be voted in accordance with your wishes. You do not need to attend the Annual Meeting to vote your shares.

2. What is included in these proxy materials?

These proxy materials include:

- Our proxy statement for the Annual Meeting;
- Our 2012 Annual Report on Form 10-K, which includes our consolidated financial statements;
- A shareholder letter from Patricia K. Collawn, our Chairman, President and CEO, and the stock performance graph.

If you requested printed versions of these materials by mail, these materials also include the proxy card for the Annual Meeting. Proxy materials are available at:

www.proxyvote.com and **http://www.pnmresources.com/asm/annual-proxy.cfm**.

3. Why did I receive a one-page notice in the mail regarding Internet availability of proxy materials instead of printed proxy materials?

Most shareholders received a Notice of Internet Availability of Proxy Materials (the "Notice") instead of a full set of printed proxy materials. The Notice provides access to proxy materials in a fast and efficient manner via the Internet. This reduces the amount of paper necessary to produce these materials, as well as costs associated with mailing these materials to shareholders.

On March 28, 2013, (1) we began mailing to our shareholders either (a) the Notice (which indicates how to access our proxy materials on the Internet) or (b) a printed copy of our proxy materials, and (2) posted our proxy materials on the website referenced in the Notice.

All shareholders will have the ability to access the proxy materials on the website referred to in the Notice or request to receive a printed set of the proxy materials. The Notice includes instructions on how to access the proxy materials over the Internet or how to request to receive proxy materials in printed form by mail or electronically by email for this meeting and on an ongoing basis. Pursuant to applicable law, beneficial owners of shares held in the RSP (our 401(k) plan for employees) will automatically receive paper copies of the proxy materials by mail instead of the Notice. In addition, shareholders who previously requested printed proxy materials or electronic materials on an ongoing basis received the materials in the format requested.

4. How may I obtain copies of the Annual Report on Form 10-K?

As stated above and reflected in the Notice, our Annual Report on Form 10-K for the year ended December 31, 2012 (previously filed with the SEC) was made available to shareholders beginning on March 28, 2013. **Copies of the Annual Report on Form 10-K are available without charge upon written request to Leo Gonzalez, Assistant Treasurer, Corporate Headquarters, Mail Stop 0905, Albuquerque, New Mexico 87102, or electronically at www.pnmresources.com** (under Investor Relations). You may also obtain our SEC filings through the Internet at **www.pnmresources.com** (under Investor Relations) or **www.sec.gov**.

5. Who may vote at the Annual Meeting?

You may vote all of the shares of our common stock that you own at the close of business on March 20, 2013, the record date. On the record date, PNM Resources had 79,653,624 shares of common stock outstanding that are entitled to be voted at the Annual Meeting. You may cast one vote for each share of common stock held by you on all matters presented at the Annual Meeting.

6. What proposals will be voted on at the Annual Meeting?

The following four proposals will be considered and voted on at the Annual Meeting:

Proposal No.	Description of Proposal	Proposal discussed on following pages:	Board Recommendation
1	Elect nine (9) directors	18 to 21	FOR
2	Ratify appointment of KPMG LLP as independent public accountants for 2013	23 to 24	FOR
3	Approve, on an advisory basis, our NEO compensation	24 to 25	FOR
4	Vote on a shareholder proposal regarding the adoption of a policy to require an independent chairman	25 to 27	AGAINST

7. Will any other business be conducted at the Annual Meeting or will other matters be voted on?

As of the date of this proxy statement, we are unaware of any other matter (other than the above four proposals listed in the Notice of Annual Meeting of Shareholders) that may be properly presented at the Annual Meeting. If any other matter is properly presented for consideration at the meeting, including consideration of a motion to adjourn the meeting to another time or place, the proxy committee will vote on the matter in accordance with its judgment. Shareholders attending the meeting will directly vote on those matters.

8. How do I vote my shares?

For your convenience, we have established four easy methods for voting shares held in your name:

By Internet: Access **www.proxyvote.com** and follow the instructions. (You will need the control number on your Notice or on the requested paper proxy card to vote your shares.)

Shareholders voting through the Internet should understand that there may be costs associated with electronic access, such as usage charges from Internet access providers and telephone companies that must be paid by the shareholder.

By Telephone: For automated telephone voting, call 1-800-690-6903 (toll free) from any touch-tone telephone and follow the instructions. (You will need the control number on your Notice or on the requested paper proxy card to vote your shares.)

By Mail: Request delivery of the proxy statement and proxy card by mail and then simply return your executed proxy card in the enclosed postage-paid envelope.

In Person: You can attend and cast your vote at the Annual Meeting.

Your shares will be voted in the manner you indicate. The telephone and Internet voting systems are available 24 hours a day. They will close at 11:59 PM Eastern Time on May 8, 2013. Please note that the voting deadline is earlier for voting shares held in our RSP, as described below under question 15.

9. What constitutes a quorum and why is a quorum required?

A quorum of shareholders is necessary to conduct business at the Annual Meeting. If at least a majority of all of the PNM Resources common stock outstanding on the record date is represented at the Annual Meeting, in person or by proxy (by voting by telephone or on the Internet or by properly submitting a proxy card or voting instruction form by mail), a quorum will exist. Abstentions, withheld votes, and broker non-votes will be counted as present for quorum purposes.

10. What vote is required to approve each proposal?

The existence of a quorum and the following votes are required for approval of each proposal at the Annual Meeting:

Proposal No.	Affirmative Vote Requirement	Effect of Abstentions and Broker Non-Votes (See Questions 16-18 below)
1: Elect nine (9) Directors	Majority of shares present, in person or by proxy, and entitled to vote on the matter	Votes may be cast in favor or withheld from each director nominee. Abstentions and withheld votes have the effect of a vote against the nominee. Broker non-votes will not counted in calculating voting results.
2: Ratify Auditors	Majority of shares present, in person or by proxy, and entitled to vote on the matter	Abstentions have the effect of a vote against the matter. Brokers may vote your "street name" shares on this routine matter without your instructions.
3: Advisory vote to approve NEO Compensation	Majority of shares present, in person or by proxy, and entitled to vote on the advisory matter	Abstentions have the effect of a vote against the matter, while broker non-votes will not be counted in calculating voting results.
4: Shareholder proposal regarding adoption of policy to require an independent chair	Majority of shares present, in person or by proxy, and entitled to vote on the shareholder proposal	Abstentions have the effect of a vote against the proposal, while broker non-votes will not be counted in calculating voting results.

11. What is a proxy?

A proxy is your legal designation of another person (the "proxy") to vote on your behalf. By voting by telephone or the Internet, or by completing and mailing a printed proxy card, you are giving the proxy committee appointed by the Board, A. E. Archuleta, B.W. Wilkinson and J.B. Woodard, the authority to vote your shares in the manner you indicate. If you are a shareholder of record and sign and return your proxy card without indicating how you want your shares to be voted, or if you vote by telephone or Internet in accordance with the Board of Directors' voting recommendations, the proxy committee will vote your shares as follows:

- **FOR** the election of the nine (9) directors nominated;
- **FOR** ratification of the appointment of KPMG LLP as independent public accountants for 2013;
- **FOR** the resolution approving the compensation of our NEOs, on an advisory basis, as disclosed in this proxy statement; and
- **AGAINST** the shareholder proposal regarding the adoption of a policy to require an independent chairman.

If you hold your shares in "street name" and do not provide specific voting instructions to your broker, a "broker non-vote" will result with respect to Proposals 1, 3 and 4. More information about the implications of holding your shares in street name and broker non-votes is set forth in answers to questions 10, 16-18.

12. Can I change my vote or revoke my proxy?

Yes. Any subsequent vote by any means will change your prior vote. The last vote actually received before the Annual Meeting will be the one counted. You may also revoke your proxy by voting in person at the Annual Meeting.

13. What is the difference between a "shareholder of record" and a "street name" holder?

These terms describe how your shares are held. If your shares are registered directly in your name with Computershareowner Services, LLC, the Company's transfer agent, you are a "shareholder of record" with respect to those shares and the Notice that was sent directly to you by PNM Resources.

If your shares are held in the name of a broker, bank, trust or other nominee as a custodian, you are a "street name" holder, and the Notice would have been forwarded to you by that organization. As a beneficial owner, you have the right to direct that organization on how to vote the shares held in your account. If you wish to attend the Annual Meeting and vote in person, you must obtain a legal proxy from the organization that holds your shares. Please contact that organization for instructions regarding obtaining a legal proxy.

14. Why did I receive more than one proxy card or Notice?

You will receive multiple proxy cards or Notices if you hold your shares in different ways (e.g., joint tenancy, trusts, custodial accounts) or in multiple accounts. Each Notice and proxy card that you receive will contain a specific "control number" with the relevant information to vote the specific shares at issue. Note that the proxy card or Notice for shares registered in your name will include any shares you may hold in the PNMR Direct Plan, a dividend reinvestment and stock purchase plan. If your shares are held by a broker (i.e., in "street name"), you will receive a Notice on how to obtain your proxy materials and vote from your broker. You should vote according to the instructions on each Notice you receive and vote on, sign and return each proxy card you receive.

15. How do I vote my RSP shares?

If you participate in the RSP, our 401(k) plan for our employees, and shares have been allocated to your account under the PNMR Stock Fund investment option, you will receive the following materials by mail:

- the proxy materials; and
- a separate vote authorization form and voting instructions for these RSP shares from the PNMR Corporate Investment Committee.

Please use the RSP vote authorization form to vote your RSP shares by telephone, Internet or mail. To allow sufficient time for the record holder of the RSP shares, The Vanguard Fiduciary Trust Company, to vote these shares, your voting instructions must be received by 11:59 PM Eastern Time on May 6, 2013.

16. What happens if I don't give my broker voting instructions for my "street name" shares?

You will receive proxy materials directly from your broker if your shares are not registered in your name, but are held by your broker as your "street name" shares. If you do not give your broker voting instructions, your brokerage firm may only vote your "street name" shares on certain "routine" matters. When a brokerage firm votes its customers' unvoted shares on routine matters, these shares are counted to determine if a quorum exists to conduct business at the meeting. Ratification of the appointment of KPMG LLP as independent public accountants for 2013 is considered the only routine matter for which brokerage firms may vote your shares without your voting instructions.

17. What is a broker non-vote?

A broker non-vote occurs when a broker is not permitted under NYSE rules to vote on a "non-routine" matter without instructions from the beneficial owner of the shares and no instruction is given. "Non-routine" matters include the election of directors, actions relating to equity compensation plans and actions relating to executive compensation (including Say-on-Pay shareholder advisory votes). Thus, your "street name" shares cannot be voted on Proposals 1, 3 and 4 without receipt of your voting instructions.

We encourage you to provide instructions to your broker by giving your proxy. This ensures that your shares will be voted in accordance with your wishes on all matters at the Annual Meeting.

18. How are votes withheld, abstentions and broker non-votes treated?

As discussed above in questions 9 and 10, votes withheld and abstentions are deemed as present at the Annual Meeting, are counted for quorum purposes, and will have the same effect as a vote against matters requiring a majority of shares present and entitled to vote on the matter. Broker non-votes, if any, while counted for general quorum purposes, are not deemed to be present with respect to any matter for which a broker does not have authority to vote and so do not have any effect on proposals which require a majority of shares present and entitled to vote on the matter (but will have the same effect as a vote against the matter for any proposals requiring the approval of a majority of outstanding shares rather than a majority of shares present and entitled to vote on the matter).

19. Who may attend the Annual Meeting?

Attendance is limited to shareholders of record and beneficial owners as of March 20, 2013, or their legal proxy holder. If your shares are held in the name of your broker, bank, or other nominee, please bring an account statement or letter from the nominee indicating that you are the beneficial owner of the shares as of March 20, 2013. In all cases, valid photo identification is also required. A map of the meeting location and parking directions are contained on the back of this proxy statement. Rules of the meeting will be printed on the back of the agenda that will be given to you at the meeting.

20. May I listen to the Annual Meeting by Webcast?

Yes. Shareholders may listen to the Annual Meeting by webcast at: **www.virtualshareholdermeeting.com/pnm2013**

While any member of the public may listen to the Annual Meeting by webcast, only verified shareholders will be able to submit questions via the webcast to a moderator during the meeting. New Mexico law does not allow shareholders who do not attend the meeting in person to vote during the Annual Meeting. Thus, shareholders who listen to the Annual Meeting by webcast will be unable to vote during the Annual Meeting, so please vote before the Annual Meeting if you are unable to attend the meeting in person.

21. Can I vote my shares in person at the Annual Meeting?

If you are a "shareholder of record," you may vote your shares in person at the Annual Meeting. If you hold your shares in "street name," you must obtain a proxy from your broker, banker, trustee or nominee, giving you the right to vote the shares at the Annual Meeting.

22. Who pays the cost of this proxy solicitation?

The enclosed proxy is being solicited on behalf of PNM Resources' Board of Directors. This solicitation is being made by mail, but also may be made in person, by telephone or via the Internet. The Company has hired Georgeson, Inc. ("Georgeson") to assist in the solicitation for an estimated fee of $8,500 plus any out-of-pocket expenses. PNM Resources will pay all costs related to solicitation. Broadridge Investor Communication Solutions, Inc. ("Broadridge") is tabulating the vote and providing the webcast hosting services for listening to the Annual Meeting.

23. Is this proxy statement the only way that proxies are being solicited?

No. As stated above, the Company has retained Georgeson to aid in the solicitation of proxies. In addition to mailing these proxy materials, certain directors, officers or employees of the Company may solicit proxies by telephone, facsimile, e-mail or personal contact. They will not be specifically compensated for doing so.

24. Where can I find voting results of the Annual Meeting?

Preliminary voting results will be announced at the Annual Meeting. The final voting results will be tallied by the inspectors of election and published in the Company's Current Report on Form 8-K within four business days after the date of the Annual Meeting. Such results will also be published on our website at **www.pnmresources.com** (under Governance and Ethics).

25. What are the deadlines and procedures to propose actions for consideration or to nominate individuals to serve as directors at the 2014 Annual Meeting?

If you want PNM Resources to consider including a proposal in our 2014 proxy statement and form of proxy next year, you must submit the proposal to us in accordance with applicable rules of the SEC and Article I, Section 4(d) of our bylaws, and your proposal must be received at our principal executive offices no later than the close of business (5:00 p.m. Mountain Standard Time) on November 29, 2013.

We strongly encourage any shareholder interested in submitting a proposal to contact our Corporate Secretary in advance of this deadline to discuss the proposal, and shareholders may want to consult knowledgeable counsel regarding the detailed requirements of applicable securities laws. Submitting a shareholder proposal does not guarantee that we will include it in our proxy statement.

In addition, even if you do not want the proposal to be included in our next year's proxy statement and form of proxy, under our bylaws, any shareholder intending to nominate a candidate for election to the Board or to propose any business at our 2014 annual meeting must give notice to our Corporate Secretary no later than the close of business (5:00 p.m. Mountain Standard Time) on November 29, 2013. The notice must include information specified in Article I, Section 4(d) of our bylaws, including information concerning the nominee or proposal, as the case may be, and information about the shareholder's ownership of and agreements related to our stock. For information on recommending individuals for consideration as nominees, see page 12 of this proxy statement. We will not entertain any proposals or nominations at the annual meeting that do not meet the requirements set forth in our bylaws.

Shareholder proposals should be delivered to or mailed and received by us on or before the above dates addressed to: Corporate Secretary, PNM Resources, Inc., Corporate Headquarters, MS-1245, Albuquerque, NM 87102.

If you would like a copy of the procedures for submitting shareholder proposals contained in our bylaws, please contact: Assistant Corporate Secretary, PNM Resources, Inc., Corporate Headquarters, MS-1275, Albuquerque, NM 87102, 505-241-2205.

For next year's Annual Meeting of Shareholders, the persons appointed by the proxy to vote shareholders' shares will vote those shares according to their judgment on any shareholder proposal that PNM Resources receives after November 29, 2013. If the shareholder does not also comply with the requirements of Rule 14a-4(c)(2) under the Securities Exchange Act of 1934, as amended, we may exercise discretionary voting authority under proxies that we solicit to vote in accordance with our judgment on any such shareholder proposal or nomination.

26. Whom should I call with other questions?

If you have any further questions about voting your shares or attending the Annual Meeting, please call Shareholder Services at 1-505-241-2868.

INFORMATION ABOUT OUR CORPORATE GOVERNANCE

Corporate Governance Principles

In recognition of the importance of governance to the proper management of the Company, the Board has organized the various governance policies adopted and practiced over the years into a consolidated Corporate Governance Principles document so that investors, employees, customers, regulators and the community may be aware of the policies followed by the Company. These principles have been approved by the full Board after analysis of policy considerations and peer benchmarks. With the goal of incorporating evolving best corporate governance principles, the Board requires the Nominating Committee to review the principles at least annually and recommend changes from time to time for consideration and adoption by the full Board.

The Corporate Governance Principles document can be found on PNM Resources' website at **www.pnmresources.com** (under Governance and Ethics). The principles document sets forth key practices and addresses the following:

Responsibilities of the Board
Process for Director Nominations
Director Qualifications
Director Independence
Planning/Oversight Functions
Stock Ownership Guidelines
Director Service
Director Compensation
Leadership Structure

Code of Ethics

The Company has adopted a code of ethics, *Do the Right Thing-Principles of Business Conduct*, which applies to all directors, officers (including the principal executive officer, principal financial officer and principal accounting officer) and employees. *Do the Right Thing* is available in print to any shareholder who requests it by writing to the Ethics and Governance Department, PNM Resources, Inc., Corporate Headquarters, MS-1285, Albuquerque New Mexico 87102. *Do the Right Thing* is also available on our website at **www.pnmresources.com** (under Governance and Ethics). The Company will post any amendments to or waivers from its code of ethics (to the extent applicable to the Company's executive officers and directors) at this location on its website.

Concerns relating to financial statement disclosures, accounting, internal accounting controls, or auditing matters, and other matters involving violations of law are handled in accordance with the complaint procedures, adopted by the Audit Committee, that are posted on the Company's website at **www.pnmresources.com** (under Governance and Ethics). The Company also established an anonymous/confidential hotline through which employees and others may report concerns about the Company's business practices.

Majority Voting for Directors

Our articles and bylaws provide for the annual election of directors. As discussed above on page 3, each director must receive the affirmative vote of a majority of our shares of common stock represented at the meeting and entitled to vote on the election.

Our Corporate Governance Principles also provide that any nominee in an uncontested election who does not receive the required affirmative majority vote must promptly submit his or her resignation for consideration by the Nominating Committee which shall make a recommendation to the full Board within a reasonable period of time. The director whose resignation is under consideration will abstain from participating in the Nominating Committee's recommendation and the Board's decision on this matter. If a resignation is not accepted by the Board, the director may continue to serve. Directors added to the Board during the course of the year will stand for election at the next annual meeting of shareholders.

In addition to the annual election of directors, the Board's accountability to shareholders is enhanced by:

- the rigorous nomination process conducted by the Nominating Committee (which includes consideration of director candidates proposed by shareholders), and
- the Board's policy that a substantial majority of the Board be independent and that all Board committees consist of independent members.

Director Independence

In accordance with the Company's Corporate Governance Principles, the Board has affirmatively determined that all of the current directors, except Patricia K. Collawn, are independent of PNM Resources and its management. Ms. Collawn is considered an inside director because of her employment as the President and CEO of the Company.

In determining the independence of the remaining eight non-employee members of the Board, the Board examined all direct and indirect relationships of these non-employee directors with the Company and determined that all such relationships complied with the specific independence criteria under applicable law, including the NYSE listing standards. In addition, the only direct or indirect relationships between PNM Resources and each current non-employee director nominee consisted of service on the Board or a Board committee, being a shareholder or a retail utility customer of the Company, or were indirect relationships that were determined to be immaterial in amount and significance.

Board Leadership Structure and Lead Director

We believe the Company and its shareholders are best served by a Board that has the flexibility to establish a leadership structure that fits the needs of the Company at a particular point in time. Under the Company's Corporate Governance Principles and bylaws, the Board has the authority to combine or separate the positions of Chairman and CEO, as well as to determine whether, if the positions are separated, the Chairman should be an employee, non-employee, or an independent director.

The Board believes the most effective leadership structure for the Company at this time is one with a combined Chairman and CEO and an independent lead director. The Chairman is Patricia K. Collawn, our President and CEO. Combining the roles of Chairman and CEO: 1) enhances the Board's ability to provide strategic direction and communicate clearly and effectively with management; and 2) avoids creating a structure that would only duplicate the work of our lead director, Julie A. Dobson. Ms. Collawn's knowledge of our utilities and our industry, and her experience successfully navigating our company out of the competitive businesses and through a challenging period make her best suited to speak as Chairman and CEO and provide strong unified leadership for PNM Resources.

The position of lead director and role of our Board committees (comprised entirely of independent directors) are designed to promote strong, independent oversight of our management and affairs. Our lead director performs the following functions:

- approving Board meeting agendas and information sent to the Board;
- approving meeting schedules to ensure sufficient time for discussion of all agenda items;
- chairing all meetings of the independent directors, including executive sessions of the independent directors, and presiding at all meetings of the Board in the absence of the Chairman;
- working with committee chairs to ensure coordinated coverage of Board responsibilities;
- ensuring the Board is organized properly and functions effectively, independent of management;
- in consultation with the Board, being authorized to retain independent advisors and consultants on behalf of the Board;
- facilitating the annual self-evaluation of the Board and Board committees;

- serving as a liaison for communications between (1) management and the independent directors and (2) the Board and the Company's shareholders and other interested parties; and
- performing such other duties as the Board may from time to time delegate.

The lead director is elected by the independent directors who review the role and functions of the lead director on an annual basis.

The lead director, with the above described duties, facilitates independent oversight of management. The balance of the lead director and combined Chairman/CEO positions ensures that the Board receives the information, experience and direction to effectively govern. Further, the Board believes that having Ms. Collawn serve in the combined role of PNMR Chairman and CEO is in the best interests of our shareholders because:

- Ms. Collawn's thorough understanding of the particular challenges facing the regulated utility industry and the need to balance various stakeholder interests is critical at both the management and Board level and she is uniquely qualified to identify key strategic risks; and
- Ms. Collawn's combined role promotes unified leadership and direction and conveys the Board's confidence in her leadership to shareholders, customers and other stakeholders.

Board's Role in Risk Oversight

PNM Resources' management is responsible for managing risk and bringing the most material risks facing the Company to the Board's attention. The Board has oversight responsibility for the processes established to identify, assess, mitigate, and monitor material risks applicable to the Company. Throughout the year, the Board reviews briefing materials developed through the Company's enterprise risk management program regarding the potential significant risks facing the Company. Each significant strategic risk is overseen by the full Board, with all its experience and expertise, in order to facilitate more effective integrated risk and strategy oversight.

In addition to oversight of strategic risks, the Board oversees the appropriate allocation of responsibility for oversight of specific risks among the committees of the Board. Over the past several years, Board committees have played an important role in risk oversight. For example, the Finance Committee reviews and recommends to the full Board the Company's capital structure and oversees the Company's management of risks associated with capital availability, liquidity and costs thereof. In addition, the Finance Committee monitors the execution of the Company's energy supply, sales, and hedging programs. The Audit Committee plays a central role in overseeing the integrity of the Company's financial statements and reviewing and approving the performance of the Company's internal audit function and independent accountants. The Audit Committee is also regularly briefed on the Company's cybersecurity risks and risk mitigation programs. The Nominating Committee oversees risks related to succession planning for the Board, and the Compensation Committee oversees risks related to succession planning for Company officers. The full Board annually reviews the CEO succession planning process. In addition, the Compensation Committee considers risks related to the attraction and retention of talent, risks related to the design of compensation programs and arrangements, and monitors the design and administration of the Company's overall incentive programs to ensure that they incentivize strong individual and group performance and include appropriate safeguards to avoid unintended or excessive risk-taking by Company employees.

The Board does not believe that its leadership structure (i.e. combining the Chairman and CEO roles, coupled with an independent lead director) affects its ability to effectively oversee risk management because a substantial majority of the Board is comprised of independent directors, each committee is comprised entirely of non-management independent directors, and the roles of the lead director and committees are designed to provide effective oversight of management.

Communication with the Board

Shareholders wishing to communicate with the Board, or with a specific director, may do so by writing to the Board, or to the particular director, and delivering the communication in person or mailing it to: Board of Directors, c/o Corporate Secretary, PNM Resources, Inc., Corporate Headquarters, MS-1245, Albuquerque, New Mexico 87102. All shareholder communications will be relayed to the Board of Directors or an appropriate committee of the Board. If the shareholder desires to communicate a concern directly with the Board without initial review by the Corporate Secretary, the concern should be submitted in writing, in a sealed envelope addressed to the Board, in care of the Corporate Secretary, with a notation indicating that it is to be opened only by the Board. The Corporate Secretary shall promptly forward the unopened envelope to the Board. From time to time, the Board may change the process for shareholder communications with the Board or its members. Please refer to the Company's website **www.pnmresources.com** (under Governance and Ethics) for any changes in this process.

Shareholders and other interested parties wishing to communicate directly with the lead independent director or with the non-management or independent directors as a group may do so by writing to Lead Independent Director, c/o Corporate Secretary, PNM Resources, Inc., Corporate Headquarters, MS-1245, Albuquerque, New Mexico 87102.

Director Service Policy

Our Director Service Policy provides that directors will not serve more than 12 years on the Board absent certain conditions. The policy requires directors serving more than 12 years, employee directors who leave the Company, and directors who undergo a significant change in their business or professional career to submit resignations to the Board for acceptance at such time as the Board deems appropriate. The policy can be found on page 7 of the Corporate Governance Principles found on the Company's website at **www.pnmresources.com** (under Governance and Ethics).

Equity Compensation Awards Policy

The Board adopted the Equity Compensation Awards Policy to govern the granting of all forms of equity compensation. The policy provides that equity compensation awards shall only be made in compliance with the PEP and applicable laws and regulations. The PEP prohibits option repricing, incorporates, as a general rule, a "double trigger" vesting rule in connection with a change in control, and contains a "clawback" provision subjecting awards to potential forfeiture to the fullest extent called for by applicable law or Company policy. The Equity Compensation Awards Policy provides that equity compensation awards are prospective only and sets forth additional good governance procedures for making equity awards when the regular schedule for the grant of equity compensation falls within a black-out period for trading in the Company's securities under PNM Resources' Insider Trading Policy. The Equity Compensation Awards Policy is available on our website at **www.pnmresources.com** (under Governance and Ethics).

The Company conducts an annual review of equity compensation awards to ensure compliance with the requirements of the Equity Compensation Awards Policy.

Related Person Transaction Policy

On February 13, 2007, the Board approved the "Policy and Procedures Governing Related Party Transactions," which is posted on our website at **www.pnmresources.com** (under Governance and Ethics). The policy provides that all transactions with executive officers, directors or greater than 5% shareholders or any immediate family member of any of the foregoing (collectively referred to as "related persons"), where the aggregate amount involved is expected to exceed $120,000 per year, are subject to pre-approval or ratification by the Nominating Committee, or by the Board or another committee in the normal fulfillment of their respective charters and responsibilities. In determining whether to approve such transactions, the Nominating Committee will consider, among other factors, the extent of the related person's interest in the transaction; the availability of other sources of comparable products or services; whether the terms are no less favorable than terms generally available in unaffiliated transactions under like circumstances; the benefit to the Company; and the aggregate value of the transaction at issue. Since January 1, 2012, PNM Resources has not participated, and has no current plans to participate, in any transactions in which any related person has a material interest that would be subject to pre-approval under this policy or otherwise be reportable under applicable SEC Rules.

ADDITIONAL INFORMATION ABOUT OUR BOARD AND BOARD COMMITTEES

Board Meetings

The Chairman of the Board presides at all meetings of the shareholders and of the full Board. As discussed above under "Board Leadership Structure and Lead Director," the lead independent director chairs meetings of the independent directors and assumes other duties designed to support the Board's independent oversight of management. The lead independent director is nominated and approved by the independent directors annually. The independent directors meet at least four times a year without management present and will meet more often as the need arises. Julie A. Dobson has served as the lead independent director since February 2012.

In 2012, the full Board met seven times. The independent directors held six regularly scheduled meetings in 2012 and one additional special meeting. Attendance in 2012 at full Board and committee meetings was 99%.

Directors are expected to attend the Annual Meeting, and as stated in the Corporate Governance Principles, directors are responsible for attending all director meetings and for reviewing materials provided in advance of each meeting. Directors are expected to actively participate in Board and committee meetings. All directors attended the 2012 Annual Meeting held on May 15, 2012.

Board Committees and their Functions

The Board has four current standing committees: the Audit and Ethics Committee (or Audit Committee), the Compensation and Human Resources Committee (or Compensation Committee), the Finance Committee, and the Nominating and Governance Committee (or Nominating Committee). All committee members are independent directors.

Each committee has a written charter that addresses the committee's purpose and responsibilities. All current committee charters can be found at **www.pnmresources.com** (under Governance and Ethics), and are available in print without charge to any shareholder who requests it. The charters comply with applicable NYSE Listing Standards.

The table below provides 2012 membership and meeting information for each of the four Board Committees.

Name	Audit & Ethics	Nominating & Governance	Finance	Compensation & Human Resources
A. E. Archuleta		x*	x	
J. A. Dobson**	x			x
A.J. Fohrer	x			x
R. R. Nordhaus	x	x		
M. T. Pacheco[y]	x			x
B. S. Reitz		x	x	
D. K. Schwanz			x*	x
B. W. Wilkinson	x*		x	
J. B. Woodard		x		x*
# Meetings in 2012	8	4	4	5
# Executive Sessions in 2012	6	—	—	4

*Committee Chair

**Lead Independent Director

[y]This table reflects the 2013 membership of Board committees except that, upon Mr. Pacheco's retirement from the Board on May 9, 2013, the Audit and Compensation committees will each consist of four independent, non-employee directors.

A summary of each standing committee's responsibilities is included below:

Audit and Ethics Committee

Functions:	Five independent, non-employee directors during 2012. Oversees the integrity of the Company's financial statements, system of disclosure and internal controls regarding finance, accounting, legal, compliance and ethics that management and the Board have established. Ensures compliance with legal and regulatory requirements by the Company. Assesses and ensures the independent accountant's qualifications and independence. Reviews and approves the performance of the Company's internal audit function and independent accountants. Approves independent accountant services and fees for audit and non-audit services. Oversees the Company's management of risks as assigned by the Board.
Charter:	A current copy of the Audit Committee Charter may be found on the Company's website at **www.pnmresources.com** (under Governance and Ethics). The Audit Committee Charter prohibits any committee member from serving on the audit committees of more than two other publicly traded companies.
Evaluation:	The Audit Committee conducted an evaluation of its performance in 2012.
Financial Expert:	The Board has unanimously determined that all Audit Committee members are financially literate. In addition, Ms. Julie A. Dobson, Mr. Alan J. Fohrer and Mr. Bruce W. Wilkinson qualify as "audit committee financial experts" within the meaning of SEC regulations.

Compensation and Human Resources Committee

Functions:	Five independent, non-employee directors (including meeting the outside director rules under Section 162(m) of the Tax Code) during 2012. Recommends the compensation philosophy, guidelines, and equity-based compensation for officers (emphasizing rewarding long-term results and maximizing shareholder value). Establishes an appropriate compensation program for the CEO and reviews and approves corporate goals and objectives relevant to CEO compensation. Evaluates CEO performance in light of corporate goals and objectives. Reviews and recommends to the independent directors, the CEO's annual compensation level and components. Reviews and approves all components of compensation and stock ownership guidelines for all senior officers, giving due consideration to the CEO's recommendations. Oversees and approves guidelines for all other employee compensation programs. Oversees the Company's management of risks as assigned by the Board
Charter:	A current copy of the Compensation Committee Charter may be found on the Company's website at **www.pnmresources.com** (under Governance and Ethics).
Interlocks:	No member of the Compensation Committee had a relationship during 2012 that requires disclosure as a compensation committee interlock or as insider participation.
Evaluation:	The Compensation Committee conducted an evaluation of its performance of the above functions in 2012.

Finance Committee

Functions:	Four independent non-employee directors. Reviews and recommends to the Board the Company's capital structure and financial strategy, including dividend policy. Oversees the Company's financial performance, capital expenditures and investment procedures and policies. Oversees the Company's investments in subsidiaries. Oversees the Company's management of risks as assigned by the Board.
Charter:	A current copy of the Finance Committee Charter may be found at **www.pnmresources.com** (under Governance and Ethics).
Evaluation:	The Finance Committee conducted an evaluation of its performance in 2012.

Nominating & Governance Committee

Functions: Four independent non-employee directors.
Recommends candidates for election to the Board.
Develops policy on composition and size of the Board, as well as director tenure.
Develops director independence standards consistent with applicable laws or regulations.
Oversees the performance evaluation of the Board.
Recommends applicable revisions to the corporate governance principles.
Recommends Board compensation levels and stock ownership guidelines.
Oversees the Policy and Procedure Governing Related Party Transactions.
Oversees the Company's management of risks as assigned by the Board.

Charter: A current copy of the Nominating Committee Charter may be found at **www.pnmresources.com** (under Governance and Ethics).

Interlocks: No member of the Nominating Committee had a relationship during 2012 that requires disclosure as a director compensation committee interlock or as insider participation.

Evaluation: The Nominating Committee conducted an evaluation of its performance of the above functions in 2012.

The Nominating Committee will consider director candidates proposed by shareholders. Director candidates recommended by shareholders will be evaluated against the same criteria as nominees submitted by the Nominating Committee. Candidates must be highly qualified and exhibit both willingness and interest in serving on the Board. Candidates should represent the interests of all shareholders and not those of a special interest group. A shareholder wishing to nominate a candidate should forward the candidate's name and a detailed description of the candidate's qualifications, appropriate biographical information and signed consent to serve to the Secretary of the Company, taking into consideration the criteria for new directors:

- directors should be individuals of the highest character and integrity and have inquiring minds, vision and the ability to work well with others and exercise good judgment;
- directors should be free of any conflict of interest which would violate any applicable law or regulation or interfere with the proper performance of the responsibilities of a director;
- directors should possess substantial and significant experience which would be of particular importance to the Company in the performance of the duties of a director;
- directors should have sufficient time available to devote to the affairs of the Company in order to carry out the responsibilities of a director;
- directors should have the capacity and desire to represent the balanced, best interests of the shareholders as a whole and not primarily a special interest group or constituency; and
- each director's ownership interest should increase over time, consistent with the stock ownership guidelines and applicable insider trading restrictions, so that an appropriate amount of stock is accumulated.

Nominations: General Board attributes and director qualifications can also be found on page 3 of the current Corporate Governance-Principles-document posted at **www.pnmresources.com** (under Governance and Ethics).

In addition, please see "Shareholder Proposals for the Year 2014 Annual Meeting" on pages 5-6 above for information on how to submit a shareholder proposal for nomination of a director candidate in accordance with our bylaws and applicable SEC rules.

The Nominating Committee and the Board have no formal policy regarding diversity in recruiting directors. However, the Nominating Committee does consider diversity in identifying nominees for a balanced board with varied expertise including having accounting or related financial management expertise. For example, in the past, efforts were made to recruit more female nominees and to recruit candidates from Texas and New Mexico to reflect the geographic market served by the Company and its utility subsidiaries, PNM and TNMP. In addition, the Nominating Committee seeks to recruit nominees who will represent the balanced, best interests of the shareholders as a whole rather than special interest groups or constituencies.

DIRECTOR COMPENSATION

Elements of Director Compensation

The Nominating Committee recommends non-employee director compensation levels and stock ownership guidelines for review and approval by the full Board. Ms. Collawn, our Chairman, President and CEO, is the only salaried employee serving on the Board and she receives no additional compensation for her Board service.

The general policy of the Board is to provide a reasonable director compensation package that will attract and retain highly qualified non-employee directors. The Nominating Committee reviews and compares the form and amount of director compensation on an annual basis to consider trends in director compensation and to recommend a total compensation amount that approximates the median of non-employee director compensation in similarly situated utility and energy companies, such as the PNMR Peer Group described on page 35 of this proxy statement.

As discussed in the 2012 proxy statement, director compensation was increased in 2011 to better reflect the median of the PNMR Peer Group. Meridian became the independent consultant retained directly by the Nominating Committee in July 2011. Meridian reviewed the analysis done for 2011 compensation and concluded that no further analysis was required to support making no changes for 2012 compensation. In December 2011, after discussing Meridian's recommendation, the Nominating Committee recommended and the Board approved making no changes to director compensation for 2012. Thus, the 2012 annual retainer for non-employee directors consisted of the following cash and stock based compensation:

Annual Retainer:	\$52,500 in cash Restricted stock rights[(1)] with a market value of \$55,000[(2)]
Annual Lead Director Fee:	\$15,000
Annual Audit Committee Chair Fee:	\$10,000
Annual Other Committee Chair Fee:	\$ 5,000
Attendance Fees:	\$1,500 per Board Committee meeting; \$0 per Board meeting

In addition, all directors were reimbursed for any board-related expenses, such as travel expenses incurred to attend Board and Committee meetings and director education programs sponsored by educational and other institutions. Further, directors are indemnified by PNMR to the fullest extent permitted by law pursuant to PNMR's bylaws and indemnification agreements between the Company and each director. No retirement or other benefit plans are available to directors.

(1) Restricted stock rights granted under the PEP vest in three equal annual installments beginning on the first anniversary of the grant date, subject to vesting acceleration upon retirement from the Board. These awards are typically made at the annual meeting of directors, unless the meeting occurs during a black-out period for trading in the Company's securities as specified in the Company's Insider Trading Policy. As set forth under the Equity Compensation Awards Policy, under those circumstances, the Board will either (a) schedule a special meeting after the expiration of the black-out period, (b) make awards pursuant to a unanimous written consent executed after the expiration of the black-out period, or (c) pre-approve the equity awards with an effective date after the expiration of the black-out period. The date of the awards is the date on which the Board approves the awards, unless (i) the approval date is a non-trading day, in which case the date is the immediately preceding trading date or (ii) in the case of pre-approval during a black-out period, in which case the grant date is the first trading date after the expiration of the black-out period.

(2) The amount of restricted stock rights is determined by dividing \$55,000 by the closing price of our stock on the NYSE on the day of the grant. Thus, 3,062 restricted stock rights were granted on May 15, 2012, based on the closing price on that date of \$17.96 per share.

In 2012, Meridian prepared an analysis of director compensation comparing our compensation to the median of the updated 18 member peer group used for 2012 analysis of 2013 executive compensation (described in footnote on page 36) and to the median of a "general industry" subset of 84 companies with revenues between \$1.0-\$2.5 billion in the 2012 Meridian Compensation General Industry Outside Director Database. The analysis showed that our director compensation was below the median of both comparator groups. After reviewing Meridian's analysis and recommendations, in December 2012, the Nominating Committee recommended and the Board approved making the following changes to director compensation for 2013: (1) increasing the lead independent fee from \$15,000 to \$20,000 and the Compensation Committee chair fee from \$5,000 to \$10,000, and (2) increasing the market value of the annual retainer equity award of restricted stock rights from \$55,000 to \$65,000.

Stock Ownership and Retention Guidelines for Directors

The Board believes directors should be shareholders and have a financial stake in the Company to help align director financial interests with the financial interests of the Company's longer term shareholders. The Board requires newly elected directors to attain a significant level of Company stock ownership over a reasonable period of time.

The Nominating Committee is responsible for recommending Board compensation levels and stock ownership and retention guidelines to the Board for approval. In 2012, the Board adopted revised stock ownership guidelines which provide that non-employee directors will hold an amount of shares (including unvested restricted stock rights) equal to five times the annual cash retainer within a reasonable period of time. In addition, each director is required to hold 100% of all vested restricted stock rights until his or her holdings exceed five times the annual cash retainer. Further, directors must also hold all restricted stock awards for a period of six months after termination of Board service or until the Director achieves the holding requirements. We believe these holding guidelines are appropriate because they approximate the holding requirements of the PNMR Peer Group. The directors have met or are making good progress toward meeting their holding requirements under the guidelines. Similar stock ownership guidelines have been developed for executives and are discussed further below on page 37.

The guidelines are reviewed periodically for any appropriate changes and can be found on page 7 of the Corporate Governance Principles document available on the PNM Resources' website at **www.pnmresources.com** (under Governance and Ethics).

Summary of Non-Employee Director Compensation in 2012

The following table summarizes the total compensation paid or earned by each of the non-employee directors for the year ended December 31, 2012.

DIRECTOR COMPENSATION

Name[1] (a)	Fees Earned Or Paid In Cash ($)[2] (b)	Stock Awards ($)[3] (c)	Option Awards ($) (d)	Non-Equity Incentive Plan Compensation ($) (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (f)	All Other Compensation ($) (g)	Total ($) (h)
A.E. Archuleta	69,500	53,218	—	—	—	—	122,718
J.A. Dobson	85,750	53,218	—	—	—	—	138,968
A.J. Fohrer	54,375	53,218	—	—	—	—	107,593
R. R. Nordhaus	69,000	53,218	—	—	—	—	122,218
M.T. Pacheco	72,000	53,218	—	—	—	—	125,218
B.S. Reitz	64,500	53,218	—	—	—	—	117,718
D. K. Schwanz	71,000	53,218	—	—	—	—	124,218
B.W. Wilkinson	78,000	53,218	—	—	—	—	131,218
J.B. Woodard	74,750	53,218	—	—	—	—	127,968

[1] Patricia K. Collawn does not receive any director compensation, as she is an employee, i.e., President and CEO.

[2] The following table provides additional information about fees earned or paid in cash to non-employee directors in 2012:

Name	Annual Retainer ($)	Committee Chair Fee ($)	Committee Meeting Fees ($)	Lead Independent Director Fee ($)	Total ($)
A. E. Archuleta	52,500	5,000	12,000	—	69,500
J. A. Dobson	52,500	2,500	19,500	11,250	85,750
A. J. Fohrer	39,375	—	15,000	—	54,375
R. R. Nordhaus	52,500	—	16,500	—	69,000
M. T. Pacheco	52,500	—	19,500	—	72,000
B. S. Reitz	52,500	—	12,000	—	64,500
D. K. Schwanz	52,500	5,000	13,500	—	71,000
B. W. Wilkinson	52,500	7,500	18,000	—	78,000
J. B. Woodard	52,500	7,500	13,500	3,750	74,750

[3]Represents the grant date fair value of $17.38 per restricted stock right calculated in accordance with FASB ASC Topic 718 of the 3,062 restricted stock rights awarded under the PEP to each non-employee director on May 15, 2012. The assumptions used in determining the grant date fair value of restricted stock rights are set forth in Note 13 of the consolidated financial statements in PNMR's Annual Report on Form 10-K for the year ended December 31, 2012. As of December 31, 2012, each non-employee director listed in the above table had 6,707 outstanding restricted stock rights, except Mr. Fohrer, who joined the Board in March 2012, had 3,062. The actual value that a director may realize on the vesting of the restricted stock will depend on the market price of our common stock at the date of vesting. The restricted stock rights granted under the PEP vest in three equal annual installments beginning on the first anniversary of the grant, subject to vesting acceleration upon retirement. As discussed above under "Stock Ownership and Retention Guidelines for Directors," directors will hold 100% of the annual restricted stock award until they hold stock equal to the required multiple of annual cash retainer. This amount of restricted stock is held until six months after termination of Board service or until the Director achieves the holding requirements.

OWNERSHIP OF OUR COMMON STOCK

Five Percent Shareholders

The following table contains information regarding the only persons and groups we know of that beneficially owned more than 5% of our common stock based on reports filed by such persons with the SEC as of March 20, 2013.

	Voting Authority			Dispositive Authority			
Name and Address	**Sole**	**Shared**	**None**	**Sole**	**Shared**	**Total Amount**	**Percentage of Class**
BlackRock, Inc. (1) 40 East 52nd Street New York, NY 10022	7,161,812	—	—	7,161,812	—	7,161,812	8.99%
FMR LLC (2) 82 Devonshire Street Boston, MA 02109	182,600	—	—	6,684,300	—	6,684,300	8.392%
GAMCO Investors, Inc. et al (3) One Corporate Center Rye, NY 10580-1435	(3)	—	—	(3)	—	6,637,479	8.33%
The Vanguard Group, Inc. (4) 100 Vanguard Blvd. Malvern, PA 192355	135,276	—	—	6,220,343	119,476	6,339,819	7.95%
Franklin Resources, Inc. (5) One Franklin Parkway San Mateo, CA 94403-1906	—	—	—	—	—	4,088,250	5.1%

(1) As reported on Schedule 13G/A filed February 1, 2013 with the SEC by BlackRock, Inc. as the parent holding company or control person of twelve subsidiaries.
(2) As reported on Schedule 13G/A filed February 14, 2013 with the SEC by FMR LLC. The filing reported that FMR LLC beneficially owned 6,684,300 shares (8.392%) and had sole voting power for 182,600 shares and had sole dispositive power for 6,684,300 shares. The filing also reported that (a) (1) Fidelity Management and Research Company ("Fidelity"), as a wholly owned subsidiary of FMR LLC and a registered investment advisor, is the beneficial owner of 6,497,800 shares (8.158%) as a result of acting as investment advisor to certain companies, and (2) Edward C. Johnson, 3d and FMR LLC, through its control of Fidelity, and the funds each has sole power to dispose of the 6,497,800 shares owned by the funds and (b) neither FMR LLC nor Edward C. Johnson 3d, Chairman of FMR LLC, has the sole power to vote or direct voting of shares owned directly by the Fidelity Funds and Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.
(3) As reported on Schedule 13D/A filed November 14, 2011 with the SEC by GAMCO Investors, Inc. et al. This filing reported that Gabelli Funds, LLC beneficially owned 3,053,379 shares (3.83%) with sole voting and sole dispositive power; GAMCO Asset Management Inc. beneficially owned 3,267,300 shares with sole voting power and 3,574,100 shares (4.49%) with sole dispositive power; and MJG-IV Limited Partnership beneficially owned 10,000 shares (0.01%) with sole voting and dispositive powers. The filing reported that Mario J. Gabelli is deemed to have beneficial ownership of the securities beneficially owned by each of the foregoing persons. As additional information, on February 13, 2013 (1) GAMCO Investors, Inc. filed a Form 13F with the SEC reporting sole investment discretion for 3,084,150 shares, sole voting authority for 2,817,650 shares and no voting authority for 266,500 shares; and (2) Gabelli Funds, LLC filed a Form 13F with the SEC reporting sole investment discretion and sole voting authority for 3,035,000 shares (representing a combined total of 6,119,150 shares with sole investment discretion).
(4) As reported on Schedule 13G/A filed February 11, 2013 with the SEC by The Vanguard Group, Inc.
(5) As reported on Schedule 13G/A filed February 6, 2013 with the SEC by Franklin Resources, Inc. ("FRI"). The filing reported that Charles B. Johnson and Rupert H. Johnson, Jr. each own in excess of 10% of the outstanding stock of FRI and are the principal stockholders of FRI, and that FRI and its principal stockholders may be deemed to be the beneficial owners of PNMR common stock held by persons or entities for whom or for which FRI subsidiaries provide investment management services. The filing reported that FRI and its principal shareholders disclaim any pecuniary interest in any of such securities.

Executive Officers and Directors

The Board believes that our directors and executive offices should be shareholders and have a significant long-term financial stake in the Company. The stock ownership guidelines for directors and officers are discussed on pages 14 and 37 of this proxy statement. The following table shows the amount of PNM Resources common stock owned by the Company's directors, the named executive officers, and our directors and executive officers as a group as of March 20, 2013.

Name	Amount and Nature of Shares Beneficially Owned (a)		
	Aggregate No. of Shares Held (b)	Right to Acquire within 60 Days (c)	Percent of Shares Beneficially Owned
Non-Employee Directors:			
Adelmo E. Archuleta	16,525	20,407	*
Julie A. Dobson	19,473	20,407	*
Alan J. Fohrer	3,000	3,062	*
Robert R. Nordhaus	8,573	9,757	*
Manuel T. Pacheco	12,055	18,356	*
Bonnie S. Reitz	6,223	17,690	*
Donald K. Schwanz	12,323	8,707	*
Bruce W. Wilkinson	13,910	7,707	*
Joan B. Woodard	14,595	20,407	*
NEOs :			
Patricia K. Collawn	139,338	292,703	*
Charles N. Eldred	58,413	88,194	*
Patrick V. Apodaca	28,826	27,123	*
Ronald N. Darnell	12,765	10,055	*
Ronald E. Talbot	4,682	12,727	*
Directors and Executive Officers as a Group (14)	350,701	557,302	1.14%

(a) Beneficial ownership means the sole or shared power to vote, or to direct the voting of a security and/or investment power with respect to a security.
(b) The amounts shown are shares held in the individual's name, individually or jointly with others, or in the name of a bank, broker, or nominee for the individual's account, and also include the number of restricted stock rights held by each director and officer.
(c) The number of shares directors and executive officers have a right to acquire through (1) stock option exercises within 60 days after March 19, 2013, (2) potential accelerated vesting (upon retirement or disability) under the PEP of restricted stock right awards, and (3) the number of shares that executive officers have a right to acquire through the ESP II upon the participant's termination of employment. As of the most recent plan statements, the number of shares reported in this column include the following ESP II share rights held by our NEOs: P. K. Collawn - 67,725, C. N. Eldred - 6,163, and R. E. Talbot - 5,658.

*Less than 1% of PNM Resources outstanding shares of common stock.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires PNM Resources' executive officers and directors to file certain reports of ownership and changes in ownership with the SEC within two business days of a transaction. We believe all executive officers' and directors' applicable filing requirements were met.

PROPOSAL 1: ELECT NINE DIRECTORS (PROPOSAL 1 ON YOUR PROXY CARD)

GENERAL INFORMATION

Nine (9) incumbent director nominees are seeking election to the Board for one-year terms at this year's annual meeting. Currently, there are no vacancies as the Board fixed the number of directors at nine, effective May 9, 2013.

Pursuant to the Director Service Policy, Dr. Pacheco will complete his current term and will not stand for election at the Annual Meeting of Shareholders on May 9, 2013. We sincerely acknowledge his dedication, engagement, and contributions to the Company during his tenure.

Each nominee has consented to being nominated and to serve if elected. In the unlikely event that any nominee becomes unable to serve for any reason, the proxies will be voted for a substitute nominee selected by the Board upon the recommendation of the Nominating Committee. Alternatively, the seat will remain vacant if a substitute nominee is not selected prior to the Annual Meeting.

All of the director nominees are independent directors, except Ms. Collawn, our Chairman, President and CEO. As shown by the following biographies, each nominee has valuable skills and experiences that, taken together, provide us with the variety and depth of knowledge and judgment necessary to provide effective oversight of our electric utility and related businesses. The noted age of each director is as of March 28, 2013.

Directors Nominated This Year For One Year Terms Expiring in 2014

Adelmo E. Archuleta
Director since July 15, 2003

President and Owner, Molzen-Corbin & Associates, Inc., a New Mexico consulting engineering and architecture firm, since 1982

Mr. Archuleta, age 62, is a resident of Albuquerque, New Mexico. He joined Molzen-Corbin & Associates in 1975 and has led the firm as its President and Chief Executive Officer since 1982. Other directorships include: Bank of Albuquerque, New Mexico Mutual Casualty, and the Greater Albuquerque Chamber of Commerce. Mr. Archuleta earned his Masters degree in Civil Engineering from New Mexico State University and was awarded an Honorary Doctorate by his alma mater, New Mexico State University, in 2010.

Specific Qualifications / Attributes:

- CEO and board experience
- Engineering background and experience
- Public policy experience and knowledge of political environment
- Community engagement
- Business background and experience

Patricia K. Collawn
Director since March 1, 2010

Chairman, President and CEO, PNM Resources, Inc., since January 1, 2012
President and CEO, PNM Resources, Inc., March 1, 2010-December 31, 2011
President and Chief Operating Officer, PNM Resources, Inc., August 11, 2008-February 28, 2010
Utilities President, PNM Resources, Inc., June 25, 2007-August 10, 2008
President and CEO, Public Service Company of Colorado, October 2005-June 5, 2007

Ms. Collawn, age 54, is a resident of Albuquerque, New Mexico, and is Chairman, President and CEO of PNM Resources and PNM, and Chairman and CEO of TNMP. Ms. Collawn has more than 20 years of utility experience. Other directorships in addition to various Company subsidiaries include CTS Corporation. She is also the former Chair of the Greater Albuquerque Chamber of Commerce and Chair of United Way of Central New Mexico. Ms. Collawn earned her MBA from Harvard University.

Specific Qualifications / Attributes:

- CEO and COO experience
- Business background and experience
- Extensive utility and energy industry expertise and leadership
- Federal electric, natural gas and environmental regulatory experience

Julie A. Dobson
Director since July 16, 2002

Chairman, TeleBright Corp., a telecommunications decision-support technology company, since 2002
Chief Operating Officer, TeleCorp PCS, 1998-2002

Ms. Dobson, age 56, is a resident of Potomac, Maryland, and was Chief Operating Officer and one of the founding principals of TeleCorp PCS, a wireless/mobile phone company serving more than a million customers when sold to AT&T Wireless. Ms. Dobson served in a variety of leadership positions during an almost 20-year career in what became Verizon Communications, starting in sales with Bell of Pennsylvania, and concluding as president of one of the company's non-regulated businesses, Bell Atlantic Mobile (New York). Through her present and past service on boards of other public companies, Ms. Dobson adds to our Board's experience and knowledge base relating to governance best practices. Other directorships include: American Water Works Company, Voorhees, New Jersey; and Radio Shack Corporation, Fort Worth, Texas. She previously served as non-executive chairman and director of LCC International, Inc., McLean, Virginia. Ms. Dobson currently serves as the lead director of the independent directors' meetings. The Board has determined that Ms. Dobson qualifies as an "audit committee financial expert" as defined by the SEC regulations. Ms. Dobson earned her MBA from the University of Pittsburgh and a Bachelor of Science degree from the College of William and Mary.

Specific Qualifications / Attributes:

- CFO, COO and Board experience
- "Financial expert" under SEC regulations
- Finance educational background
- Technology background
- Business background and experience in regulated and non-regulated corporations

Alan J. Fohrer
Director since March 1, 2012

Retired Chairman and CEO, Southern California Edison, June 27, 2007-December 31, 2010
CEO, Southern California Edison, January 1, 2002-June 26, 2007

Mr. Fohrer, age 62, is a resident of Arcadia, California. On December 31, 2010, he retired as Chairman and CEO of Southern California Edison ("SCE"), one of the largest electric utilities in the United States. During his 37-year career at SCE, Mr. Fohrer gained extensive knowledge and experience in every aspect of the utility business.

Over the past ten years, Mr. Fohrer represented the electric utility industry in significant regulatory and legislative proceedings. He co-chaired the Edison Electric Institute's Energy Delivery and Reliability Committees and also served on the Boards of Directors of the Institute of Nuclear Power Operations and the California Chamber of Commerce.

Other directorships include: lead director at MWH, Inc.; Blue Shield of California; Osmose Utility Services, Inc.; and TransAlta Corporation. He served on the board of Duratek, a publicly held nuclear services company, prior to its acquisition by Energy Solutions. Mr. Fohrer is a member of the Viterbi School of Engineering Board of Councilors for the University of Southern California, the San Gabriel Valley Council of the Boy Scouts of America, and the California Science Center Foundation and the Huntington Library Overseers. The Board has determined that Mr. Fohrer qualifies as an "audit committee financial expert" as defined by the SEC regulations. Mr. Fohrer earned his BSc and MSc degrees in Civil Engineering from the University of California and received an MBA from California State University Los Angeles.

Specific Qualifications / Attributes:

- Extensive Board experience, including Board Chairman
- "Financial expert" under SEC regulations
- Former CEO of one of the largest U.S. electric utilities
- Extensive utility and energy industry expertise and leadership
- Extensive electric utility regulatory experience

Robert R. Nordhaus
Director since September 18, 2007

Member, Van Ness, Feldman, P.C., Attorneys at Law, since 1997

Mr. Nordhaus, age 76, is a resident of Washington, DC, and is a partner in the law firm of Van Ness, Feldman, LLP. Mr. Nordhaus served as General Counsel of the Federal Energy Regulatory Commission from 1977 to 1980, and practiced with the law firm from 1981 to 1993, when he was appointed General Counsel of the Department of Energy by President Clinton. He rejoined the firm in 1997. Mr. Nordhaus is a 1960 graduate of Stanford University and a 1963 graduate of Yale Law School.

Specific Qualifications / Attributes:

- Extensive utility and energy industry legal expertise and leadership
- Federal electric, natural gas and environmental regulatory experience

Bonnie S. Reitz
Director since July 16, 2002

Owner, InsideOut...Culture to Customer, since March 2003
President, EOS Airlines, April-August 2005
Senior Vice President, Sales and Distribution, Continental Airlines, Inc., 1994-2003

Ms. Reitz, age 60, is a resident of St. Petersburg, Florida, and is the owner/founder of InsideOut...Culture to Customer, a business consulting company. Ms. Reitz was President of EOS Airlines from April to August 2005. Ms. Reitz retired in 2003 as Senior Vice President for Sales and Distribution of Continental Airlines. Ms. Reitz began her career in the airline industry in 1977. Other directorships include: Former Express Jet Holdings of Houston, Texas, which was sold to Atlantic Southeast Airlines on November 12, 2010; the local and national organizations of Dress for Success; Farelogix, a provider of low-cost, multi-source distribution and independent faring technology to the global travel industry; and Airline Reporting Corporation, a technology solutions company providing transaction settlement and data information services to multiple sectors of the travel and transportation industry, of which she is Chairman of the Board. Ms. Reitz earned her degree from Purdue University.

Specific Qualifications / Attributes:

- Board and Committee Chair experience
- Business background and leadership experience
- Customer service and delivery systems expertise
- Employee and customer relationship expert and technology background

Donald K. Schwanz
Director since July 29, 2008

Chairman and CEO, CTS Corporation, 2002-2007
CEO, CTS Corporation, 2001-2007
COO, CTS Corporation, January-September 2001
Honeywell, 1979-2000

Mr. Schwanz, age 67, is a resident of Scottsdale, Arizona, and is retired Chairman and CEO of CTS Corporation, a global manufacturer of electronic components and sensors and a provider of electronic manufacturing services. Mr. Schwanz held various management and senior executive roles at Honeywell from 1979 to 2000, where he last served as President of the Industrial Controls Business. Other directorships include: Multi-Fineline Electronix, Inc. (MFLEX). Mr. Schwanz earned a Bachelor of

Science degree in Mechanical Engineering from Massachusetts Institute of Technology and an MBA from Harvard Graduate School of Business in 1968.

Specific Qualifications / Attributes:

- CEO experience
- Board and Board Chairman experience
- Regulatory environment experience
- Technology and innovation experience

Bruce W. Wilkinson
Director since May 18, 2010

Retired Chairman and Chief Executive Officer, McDermott International, Inc., 2000-2008

Mr. Wilkinson, age 68, is a resident of Houston, Texas, and served as President and Chief Operating Officer from May 2000 to July 2000, and as Chairman and Chief Executive Officer of McDermott International, Inc., an energy services company, from August 2000 until his retirement in September 2008. Other directorships include: Director of Cameron International Corporation (formerly, Cooper Cameron Corp.) since 2002 and Trustee of Duchesne Academy of the Sacred Heart in Houston. The Board has determined that Mr. Wilkinson qualifies as an "audit committee financial expert" as defined by the SEC regulations. Mr. Wilkinson earned a BA and JD from the University of Oklahoma and an LLM from the University of London.

Specific Qualifications /Attributes:

- Board Chairman and CEO experience
- "Financial expert" under SEC regulations
- Extensive business background and experience
- Energy and power industry experience
- Engineering and construction experience

Joan B. Woodard, Ph.D.
Director since July 15, 2003

Owner, EDT Consulting, LLC, 2011-present
Sandia National Laboratories
Executive Vice President & Deputy Director of National Security Programs, 2005-2010
Executive Vice President & Chief Operating Officer, 1999-2005

Dr. Woodard, age 60, is a resident of Albuquerque, New Mexico, and owner of EDT Consulting, LLC, an energy and national security consulting company. Dr. Woodard retired in 2010 from Sandia National Laboratories as Executive Vice President and Deputy Director. She served as the Chief Operating Officer from 1999 to 2005. During her 36-year career at Sandia National Laboratories, she led the energy technology development programs as well as the national security programs and was the executive with oversight for human resources and compensation as well as budget and finance. Other directorships include: Missouri University of Science & Technology Board of Trustees (President) and Bosque School Board of Trustees. Dr. Woodard earned her doctorate degree in Mechanical Engineering from the University of California Berkley and a Master's degree in Engineering Economics from Stanford.

Specific Qualifications/Attributes:

- COO experience
- Board governance experience
- Engineering background and experience
- Energy technology and industry experience
- Public policy experience and awareness of political environment
- Community engagement

The Board of Directors unanimously recommends a vote FOR each director nominee.

AUDIT AND ETHICS COMMITTEE REPORT

The primary function of our Committee is oversight of the Company's financial reporting process, public financial reports, internal accounting and financial controls, and the independent audit of the annual consolidated financial statements. Our Committee acts under a charter, which can be found on the PNM Resources web site at **www.pnmresources.com** (under Governance and Ethics). We review the adequacy of the charter at least annually. All of our members are independent, and three of our members are audit committee financial experts under Securities and Exchange Commission rules. We held eight meetings in 2012 and two meetings to date in 2013 at which (as discussed in more detail below) we had extensive reports and discussions with the independent auditors, internal auditors, and other members of management.

In carrying out our responsibilities, we look to management and the independent auditors. The Company's management is responsible for the preparation and fair presentation of the Company's financial statements and for maintaining effective internal control. Management is also responsible for assessing and maintaining the effectiveness of internal control over the financial reporting process in compliance with Sarbanes-Oxley Section 404 requirements. The independent auditors are responsible for auditing the Company's annual financial statements and expressing an opinion as to whether the statements are fairly stated in conformity with generally accepted accounting principles. In addition, the independent auditors are responsible for auditing the Company's internal control over financial reporting and for expressing an opinion on the effectiveness of internal control over financial reporting. The independent auditors perform their responsibilities in accordance with the standards of the Public Company Accounting Oversight Board ("PCAOB").

In performing our oversight function, we reviewed and discussed the consolidated financial statements with management and Deloitte & Touche LLP ("Deloitte"), the independent auditors. Management and Deloitte informed us that the Company's consolidated financial statements were fairly stated in accordance with generally accepted accounting principles. We discussed significant accounting policies applied by the Company in its financial statements, as well as alternative treatments. We discussed with Deloitte the matters required to be discussed by the Statement on Auditing Standards No. 61 (Communication with Audit Committees), as amended (AICPA Professional Standards, Vol. 1, AV Section 380), as adopted by the PCAOB in Rule 3200T. In addition, we reviewed and discussed management's report on internal control over financial reporting and the related audit performed by Deloitte which confirmed the effectiveness of the Company's internal control over financial reporting.

We received the written disclosures and the letter from Deloitte required by the PCAOB regarding the independent accountant's communications with us concerning independence, and we discussed the firm's independence with Deloitte.

We discussed with the Company's internal auditors and Deloitte the overall scope and plans for their respective audits. We met with the internal auditors and Deloitte at each regularly scheduled meeting, both with and without management present. Discussions included the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting.

Based on the reviews and discussions referred to above, reliance on management and Deloitte, and subject to the limitations of our role described above, we recommended to the Board, and the Board has approved, the inclusion of the audited financial statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2012, for filing with the Securities and Exchange Commission.

Members of the Audit and Ethics Committee

Bruce W. Wilkinson, Chair
Julie A. Dobson
Alan J. Fohrer
Robert R. Nordhaus
Manuel T. Pacheco

INDEPENDENT AUDITOR FEES

Audit Fees for 2012 and 2011

The following table represents aggregate fees billed to the Company for fiscal year ended December 31, 2012 and 2011 by Deloitte & Touche, the Company's principal accounting firm during that time.

	Fiscal Year Ended (in thousands) ($)	
	2012	2011
Audit Fees	1,557	2,163
Audit-related Fees	—	152
Tax Fees	—	—
All Other Fees	—	—
Total Fees	1,557	2,315

Audit fees are primarily for the audit of the Company's annual financial statements, review of financial statements included in the Company's 10-Q filings and the annual Sarbanes-Oxley audit. Audit-related fees in 2011 are primarily in connection with the Company's exit from its competitive businesses.

All fees have been approved by the Audit Committee. The reported aggregate fees billed for professional services include travel related expenses to perform the services and applicable gross receipts taxes.

The Audit Committee requires the independent accountant firm selected to audit the Company's financial statements to obtain the approval of the Audit Committee before performing any non-audit services permitted by applicable law so that the Audit Committee may determine whether the provision of such services is compatible with the maintenance of that firm's independence in the conduct of its auditing functions. Thus, the Audit Committee preapproved all audit services and all permitted non-audit services performed by Deloitte & Touche.

PROPOSAL 2: RATIFY APPOINTMENT OF INDEPENDENT PUBLIC ACCOUNTANTS (PROPOSAL 2 ON YOUR PROXY CARD)

The Board, on the recommendation of its Audit Committee, recommends that the shareholders ratify the appointment of KPMG LLP as the independent registered public accounting firm of the Company for the fiscal year 2013. Effective 5:00 PM Mountain Standard Time on March 1, 2013, the Board, on the recommendation of the Audit Committee, engaged KPMG LLP as the Company's new independent registered public accounting firm for 2013, subject to shareholder ratification. Deloitte & Touche LLP was the Company's independent registered public accounting firm for 2012 and has been the auditor of the Company since 2002.

The Board, on the recommendation of the Audit Committee of the Board, dismissed Deloitte & Touche LLP ("Deloitte") as the independent registered public accounting firm for PNMR and its wholly owned subsidiaries, PNM and TNMP, effective as of 5:00 PM Mountain Standard Time on March 1, 2013.

Deloitte's reports on the PNMR, PNM and TNMP consolidated financial statements as of and for the fiscal years ended December 31, 2012 and 2011 contained no adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the fiscal years ended December 31, 2012 and 2011 and through March 1, 2013, there were no disagreements with Deloitte on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte, would have caused it to make reference to the subject matter of the disagreements in its reports for such years. During the fiscal years ended December 31, 2012 and 2011 and through March 1, 2013, there were no reportable events as defined in Item 304(a)(1)(v) of the SEC's Regulation S-K.

The Board, on the recommendation of the Audit Committee of the Board, engaged KPMG LLP as the new independent registered public accounting firm to audit the consolidated financial statements of PNMR, PNM and TNMP for the fiscal year ending December 31, 2013, effective 5:00 PM Mountain Standard Time on March 1, 2013. During the fiscal years ended December 31,

2012 and 2011 and through March 1, 2013, the date of engagement of KPMG LLP, neither PNMR, PNM nor TNMP,or any person on their behalf, has consulted with KPMG LLP with respect to (i) either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the consolidated financial statements of PNMR, PNM and TNMP, and no written report or oral advice was provided by KPMG LLP to PNMR, PNM or TNMP that KPMG LLP concluded was an important factor considered by PNMR, PNM or TNMP in reaching a decision as to the accounting, auditing, or financial reporting issue; or (ii) any matter that was the subject of either a disagreement as defined in Item 304(a)(1)(iv) of the SEC's Regulation S-K or a reportable event as described in Item 304(a)(1)(v) of the SEC's Regulation S-K.

Representatives of KPMG LLP will be available at the Annual Meeting where they will have the opportunity to make statements and answer questions. Representatives of Deloitte & Touche LLP are not expected to be present at the annual meeting. If shareholders fail to ratify the appointment of KPMG LLP, the Audit Committee will consider other auditors for 2013. However, because of the difficulty in making any substitution of auditors so long after the beginning of the current year, the appointment of KPMG LLP as independent public accountants for 2013 will stand unless the Audit Committee determines there is a compelling reason for a change.

The Board of Directors unanimously recommends a vote FOR the ratification of KPMG LLP as independent public accountants for 2013.

PROPOSAL 3: ADVISORY VOTE TO APPROVE COMPENSATION OF NAMED EXECUTIVE OFFICERS ("SAY-ON-PAY") (PROPOSAL 3 ON YOUR PROXY CARD)

Shareholders will be given the opportunity to vote on the following advisory resolution (commonly referred to as "Say-on-Pay"):

> "**RESOLVED**, that the shareholders of PNM Resources, Inc. approve, on an advisory basis, the compensation of the Company's named executive officers, as disclosed in the PNM Resources, Inc. 2013 proxy statement pursuant to the compensation disclosure rules of the SEC (which disclosure includes the Compensation Discussion and Analysis section, the compensation tables and the accompanying footnotes and narratives within the Executive Compensation section of the proxy statement)."

Background on Proposal

In accordance with the Dodd-Frank Act (and related SEC rules), shareholders are being given the opportunity to vote at the Annual Meeting on this advisory resolution regarding the compensation of our NEOs.

As described in the Compensation Discussion and Analysis, which begins below on page 27, we believe attracting, motivating and retaining talented executives is critical to our achievement of the Company's financial and strategic objectives. Our executive compensation program is designed with that premise in mind. The Company's basic philosophy is that our NEOs should be paid for performance, as determined by a combination of corporate performance measures, business unit and individual performance. For a comprehensive description of our executive compensation program, philosophy and objectives, including the specific elements of executive compensation that comprised the program in 2012, please refer to the CD&A. The Summary of 2012 NEO Compensation, including the Summary Compensation Table and other executive compensation tables (and accompanying narrative disclosures) that follow the CD&A, beginning on page 39, provide additional information about the compensation that we paid to our NEOs in 2012.

The Dodd-Frank Act and applicable SEC rules also require that, at least once every six years, shareholders be given the opportunity to vote on an advisory basis regarding the frequency (i.e., annually, every two years or every three years) of future shareholder advisory votes on the compensation of our NEOs. At the 2011 Annual Meeting, the shareholders indicated a preference for holding "Say-on-Pay" advisory votes on an annual basis as recommended by the Board of Directors. Thus, the advisory vote in Proposal 3 reflects the approved annual frequency and the next advisory vote on the frequency of future Say-on-Pay votes will occur no later than the 2017 annual meeting.

Effects of Advisory "Say-on-Pay" Vote

Because the vote on this proposal is advisory in nature, it will not affect any compensation already paid or awarded to our NEOs and will not be binding on the Board or the Compensation Committee. However, the Compensation Committee will consider the outcome of the vote when making future executive compensation decisions.

The Board of Directors unanimously recommends a vote FOR approval of the advisory resolution set forth above regarding the compensation of our named executive officers.

PROPOSAL 4: SHAREHOLDER PROPOSAL REGARDING POLICY TO REQUIRE INDEPENDENT CHAIRMAN (PROPOSAL 4 ON YOUR PROXY CARD)

Gerald R. Armstrong, 910 Sixteenth Street, No. 412, Denver, CO 80202-2917, who held 1,231.4056 shares of our common stock on December 3, 2012, intends to submit a resolution to shareholders for approval at the Annual Meeting. Mr. Armstrong's resolution and supporting statement are set forth below in the form we received them. We do not necessarily agree with all of the statements contained in the resolution and supporting statement, but we have limited our responses to the most important points and have not attempted to address all the statements with which we disagree.

The Board has carefully considered this shareholder proposal and has concluded that adoption of this proposal would not be in the best interests of the Company or its shareholders. Thus, the Board recommends a vote against this proposal for the reasons set forth in the opposing statement that follows the shareholder's proposal.

Resolution

That the shareholders of PNM RESOURCES, INC. request its Board of Directors to establish a policy requiring that the Board's chairman be an "independent director," as defined by the rules of the New York Stock Exchange, and who has not previously served as an executive officer of PNM RESOURCES, INC.

This policy should not be implemented to violate any contractual obligation and should specify: (a) how to select a new "Independent" chairman if the current chairman ceases to be independent during the time between annual meetings of shareholders; and, (b) that compliance is excused if no independent director is available and willing to serve as chairman.

Statement

The proponent of this proposal is a longterm shareholder of PNM RESOURCES, INC., having owned shares since 1971, and presented this proposal in last year's annual meeting of KeyCorp where it received a majority vote of shareholders and had been recommended by governance consultants. It also received a majority vote in last year's meeting of Sempra Energy, a large utility on the west coast.

When only one person serves as Chairman of the Board, President, and Chief Executive Officer, that person can be accountable only to that person. The proponent believes that greater accountability is beneficial to good business practices and could have prevented the 2008 problems which caused earnings to slide and dividends to be reduced by 46.8%. Today, PNM's dividends remain reduced by 38.3%.

The proponent is a professional investor who has observed that the corporations with an "independent chairman" have been the first to rebound from the recent financial crisis and many have been able to avoid this trauma.

Too often, when the president is accountable only to himself, or herself, and not an "independent" chairman, problems can be unnoticed and mishandled. "Two heads are better than one," noted a shareholder at the meeting of another corporation where this proposal was presented.

Norges Bank Investment Management, has stated in support of a similar proposal:

"The roles of Chairman of the Board and CEO are fundamentally different and should not be held by the same person. There should be a clear division of responsibilities between these positions to insure a balance of power and authority on the Board. Approximately 43% of S&P 1500 companies have separate CEO and Chairman positions.

"The Board should be led by an independent Chairman. Such a structure will put the Board in a better position to make independent evaluations and decisions, hire management, decide a remuneration policy that encourages performance, provide strategic direction and support management in taking a long-term view in development of business strategies. An independently led board is better able to oversee and give guidance to corporation executives, help prevent conflict or the perception of conflict, and effectively strengthen the system of checks-and-balances with corporate structure and thus protect shareholder value."

If you agree, please vote "FOR" this proposal.

Position of the Board

The Board of Directors recommends voting AGAINST this shareholder proposal for the following reasons:

- **The Company's corporate governance structure, including the composition of the Board, its committees and its independent lead director, already provides effective independent oversight of management;**

- **If adopted, the proposal would unnecessarily restrict the Board's ability to select the director best suited to serve as Chairman of the Board based on criteria the Board deems to be in the best interests of the Company and its shareholders; and**

- **The Board believes that at this point in time, the most effective leadership structure is to combine the roles of Chairman and CEO.**

Our corporate governance structure ensures that the candor and objectivity of the Board's deliberations are not affected by whether its Chairman is independent or a member of management. All directors, except Ms. Collawn, are independent, and all Board committees are comprised entirely of independent directors. The roles and duties of the lead director, Board committees and committee chairs are designed to provide effective oversight of management.

The lead director, appointed by the Company's independent directors to provide independent Board leadership, has clearly defined responsibilities, including:

- approving Board meeting agendas and information sent to the Board;
- approving meeting schedules to ensure sufficient time for discussion of all agenda items;
- calling and chairing executive sessions and meetings of the independent directors;
- working with committee chairs to ensure coordinated coverage of Board responsibilities;
- ensuring the Board is organized properly and functions effectively, independent of management;
- in consultation with the Board, being authorized to retain independent advisors and consultants on behalf of the Board;
- facilitating the annual self-evaluation of the Board and Board committees; and
- serving as a supplemental channel for communications between (1) management and the independent directors and (2) the Board and the Company's shareholders and other interested parties.

The Audit and Compensation Committees meet in executive session and the Nominating and Finance Committees do so as needed. All committees have the authority and resources to hire independent consultants. Each committee chair reviews and approves all committee meeting agendas. The chair of the Compensation Committee leads the evaluation of the performance of our CEO.

Our shareholders are best served by a Board that has the flexibility to establish the most effective leadership structure that fits the needs of the Company at any particular point in time. Under our current bylaws and Corporate Governance Principles, the Board has the authority to combine or separate the positions of Chairman and CEO, as well as to determine whether, if the positions are separated, the Chairman should be an independent director. The Board believes that the decision as to who should serve as Chairman and CEO, and whether the offices should be combined or separated, is the proper responsibility of the Board. The members of the Board possess considerable experience and unique knowledge of the challenges and opportunities the Company faces. They are, therefore, in the best position to evaluate the current and future needs of the Company, and to judge how the capabilities of the Company's directors and executives can be most effectively organized to meet those needs. The Board believes that maintaining flexibility to decide the appropriate leadership structure of the Board (after taking into consideration succession planning, relevant skills and experiences of the CEO and directors and challenges facing the Company) is consistent with effective governance and best serves the shareholders' interests. The Board has separated the two offices on four different occasions since the 1980s.

At this time the Board believes that the most effective and efficient leadership structure for the Company is for Ms. Collawn to serve as both our CEO and Chairman. Ms. Collawn's experience in successfully navigating our Company though a challenging period makes her uniquely qualified to lead the Board in developing and monitoring strategic direction as we refocus on our regulated utility businesses. Her selection as Chairman is counterbalanced by the aforementioned features of our corporate governance principles document posted at **www.pnmresources.com** (under Governance and Ethics). Given the unique nature of the regulated utility industry, Ms. Collawn's combined CEO and Chairman role promotes unified leadership and direction for the Company and the necessary experience and skills to lead the Company in addressing the Company's financial, economic, environmental and regulatory issues. Ms. Collawn's thorough understanding of the particular challenges facing the regulated utility industry and of the need to balance various stakeholder interests is critical at both the management and Board level. Combining the roles of Chairman and CEO enhances the Board's ability to communicate clearly and effectively with management and avoids creating a structure that would only duplicate the work of our lead director, Julie A. Dobson. The lead director facilitates the Board's oversight of management and holding management accountable for execution of strategy and goals.

The Board values its flexibility to select, on a case-by-case basis, the leadership arrangement best able to meet the Company's and shareholders' needs based on the qualifications of the individuals available and circumstances existing at the time. Imposing an inflexible rule regarding the Chairman position which may be contrary to the Board's determination of the appropriate governance model could disrupt or impede governance of the Company as well as the Board's internal working relationships and decision making process. The Board believes the proposed policy would impose an unnecessary and potentially harmful restriction on the Board that is not in the best interests of the Company and its shareholders.

Accordingly, the Board of Directors unanimously recommends a vote AGAINST this shareholder proposal.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

The following Compensation Discussion and Analysis ("CD&A") should be read together with the Summary Compensation Table ("SCT") and other tables that are presented beginning on page 40. Please note that this CD&A contains information about our corporate goals. We have included this information for the limited purpose of enabling investors and other readers of this CD&A to better understand our executive compensation philosophy, policies, programs, and practices. This information should not be understood to represent our management's estimates, or our future results or other guidance, and we specifically caution investors and other readers not to apply this information to other contexts.

INTRODUCTION

Highlights

- The Company's compensation strategy is grounded in pay for performance
- In 2012, the Company performed well by aligning costs to revenues to earn the authorized returns for our regulated businesses
- As of December 31, 2012:
  - TSR for the two year period, 2011-2012, was 72.09%, the highest TSR in the S&P 400 Mid-Cap Utility Index
  - Our 2012 Incentive EPS increased over the 2011 Incentive EPS by 24%

This CD&A informs our shareholders about our compensation philosophy, core principles and decision-making process. It also explains the compensation-related actions taken, and factors considered, with respect to 2012 compensation for the Named Executive Officers ("NEOs"). Based on 2012 positions and compensation levels, our NEOs are:

- Patricia K. Collawn, Chairman, President and CEO
- Charles N. Eldred, EVP and CFO
- Ronald E. Talbot, SVP and COO (hired January 2012)
- Patrick V. Apodaca, SVP, General Counsel and Secretary
- Ronald N. Darnell, SVP, Public Policy (promoted January 2012)

The Compensation Committee is composed entirely of independent directors and is responsible for approving and overseeing our executive compensation philosophy, policies, programs and practices.

Compensation Philosophy and Objectives
Our long term success depends on our ability to provide reliable and affordable energy and services to our customers and invest wisely for present and future shareholder return. Achievement of these outcomes depends upon our success in attracting, motivating and retaining highly talented professionals. As such, our executive compensation program is designed to promote and support the overall objective of enhancing shareholder value and is based on principles designed to:

- Attract and retain highly qualified, motivated and experienced executives,
- Provide total compensation opportunities that are market competitive and reflect the size and financial resources of our Company,
- Pay our NEOs for performance based on corporate and business unit measures,
- Link corporate compensation goals to the interest of our shareholders, and
- Recognize and reward outstanding Company and individual performance.

The Company's compensation strategy is grounded in pay-for-performance reflected in the way we have structured base pay, annual incentives and the long-term incentives. This philosophy applies to PNMR employees, with a more significant level of variability and compensation at risk for executive officers and management. The charts below show the mix of pay for 2012 for the CEO and the average mix of pay for the EVP and the SVPs, in each case assuming these NEOs were paid under our incentive compensation plans at the target level goal for 2012. The average mix of pay for the EVP/SVP group was derived from the average dollar amount of each component for all individuals within the group.


CEO
Long-Term Incentive
Base Salary
26%
51%
23%
Short-Term Incentive
EVP/SVPs
Long-Term Incentive
Base Salary
37%
41%
22%
Short-Term Incentive

The Compensation Committee also considers other factors in determining the compensation of the NEOs such as each NEO's qualifications, experience, expertise and business results and market competitiveness of the compensation opportunity. The relative importance of these factors may vary from year to year and from NEO to NEO because the Compensation Committee evaluates each component of pay in the context of each NEO's total compensation.

2012 Performance
During 2012, the Company performed well by aligning costs to revenues to earn the authorized returns for our regulated businesses while focusing on the continued development and implementation of a constructive regulatory environment. The Company achieved Incentive EPS of $1.31 per share. The 2012 Incentive EPS increased 24% when compared to the 2011 Incentive EPS, which was $1.06 per share. The Company achieved the highest TSR at 72.09%, relative to its peers, in the S&P 400 Midcap Utility Index for the two year performance period, 2011-2012. For the year ended December 31, 2012 the Company's TSR was 19.2%, placing second in the S&P 400 Midcap Utility Index. The Company's FFO/Debt Ratio for 2012 was 17.3% as compared to the Company's target FFO/Debt Ratio of 19.3%. The Company did not achieve its threshold FFO/Debt Ratio performance level (18.7%) principally as a result of its exit from the competitive businesses in 2011. The Company's annual goals and achievement levels are detailed beginning on page 43, and its long-term goals and achievement levels are detailed beginning on page 44.

The Compensation Committee approved the 2012 annual cash incentive awards under the 2012 AIP based on corporate and business area performance against established goals. In order to ensure that the awards could be funded by Company earnings, no awards were made unless the Company achieved the threshold corporate earnings per share targets, adjusted for certain items to ensure that the award payments were based on the underlying growth of the core business. The Incentive EPS levels were established solely for measuring performance under the 2012 AIP and are not necessarily equal to any earnings outlook or guidance that may have been announced by the Company. In addition to the performance goal for Incentive EPS, the incentive award opportunity includes two operational objectives, specifically customer satisfaction and safety. These two operational performance goals were designed to help align our compensation program with the interests of our customers, employees and shareholders. In 2012, the Company achieved above target level of Incentive EPS for the purposes of determining actual annual incentive awards under the 2012 AIP. The Company achieved below threshold for the customer satisfaction goal, although recent results from the J.D. Power Customer Survey identified the Company as a "top improver" for overall improvement. The Company also achieved below threshold for the safety goal. The Company's 2012 annual incentive awards are described in more detail in the *Annual Incentive Awards* section of *Elements of Executive Compensation.*

The Company's long-term incentive awards are tied to longer term shareholder returns to promote an appropriate focus on creating sustainable shareholder value. For 2012, incentives for the 2011-2012 performance period of the 2011 LTIP were earned based on the Company's TSR as well as the FFO/Debt Ratio. As of December 31, 2012, the Company's aggregate performance results in the 2011 LTIP long-term incentive metrics were above target levels. The Company's long-term incentives are described in more detail in the *Long-Term Incentive Awards* section of *Elements of Executive Compensation.*

EXECUTIVE COMPENSATION PRACTICES

The Compensation Committee strives to ensure that we compensate our NEOs consistent with shareholder interests. Highlights of our practices to sustain good governance alignment with shareholder interests include the following:

What We Do

- **Pay-for-Performance** – PNMR's pay-for-performance is emphasized through variability in compensation. A significant portion of executive pay is considered "at risk" and is based on actual Company performance. Total Direct Compensation ("TDC") varies with performance in achieving Company financial and non-financial objectives, and long-term incentive compensation is designed to closely align with shareholders' interests. Year-end results and related performance pay are reviewed and approved by the Compensation Committee for all NEOs, with Board approval for the CEO.
- **Reasonable Retention Plan Provision** – In 2012, the Retention Plan was modified to eliminate certain change in control provisions that were considered to be poor pay practices. More discussion appears in the *Payments Made Upon a Change In Control* section of *Summary of 2012 NEO Compensation.*
- **Double Trigger and Clawback Provision** – In 2012, the PEP was amended to generally provide for double trigger vesting following a change in control and to add a clawback provision. The clawback provision subjects PEP awards to potential clawback or forfeiture to the fullest extent called for by applicable law or Company policy. More discussion appears in the *Payments Made Upon a Change In Control* section of *Summary of 2012 NEO Compensation.*
- **Retain and Hire High-Achieving Executives** – The objectives of rewarding performance and retention are balanced to ensure high-achieving, marketable executives remain motivated and committed to the Company.
- **Review Tally Sheets** – We review tally sheets that include compensation, benefits and retirement benefits for our NEOs prior to making annual executive compensation decisions.
- **Mitigate Undue Risk** – Compensation and benefits foster a long term focus. Management and the Compensation Committee evaluate through the annual risk assessment process whether the Company's compensation programs create risks that are reasonably likely to have a material adverse effect on the Company. The Compensation Committee reviews the annual compensation risk analysis prepared by the Company to assess the compensation policies and practices for its employees, including NEOs. Based on the risk analysis, the Committee does not believe that the policies and practices create risks that are reasonably likely to have a material adverse effect on the Company. Appropriate risk taking is incentivized by providing a mix of long-term and short-term compensation, as well as through the use of multiple performance criteria. More discussion appears in the *Board's Role in Risk Oversight* section on page 8.
- **Conservative Perquisites** – Perquisites for our executive officers are modest and serve a reasonable business purpose.
- **Share Ownership Guidelines** – The Compensation Committee believes rewarding the NEOs with equity compensation aids in retention and helps align management with the best interests of our shareholders, our customers and the Company. Therefore, the Company has implemented stock ownership guidelines for all Officers requiring they hold from one (1) to five (5) times base salary in PNMR shares. See the *Stock Ownership Guidelines* section of *Additional Information.*
- **Independent Compensation Consultant** – The Compensation Committee benefits from utilization of an independent compensation consulting firm that provides no other services to the Company.

What We Don't Do

- **No Employment Contracts** – We do not have employment contracts for the CEO or the other NEOs.
- **No Individual Change In Control Agreements with our CEO or Other NEOs**
- **No Excise Tax Gross-Ups are Included in the Retention Plan**

- **No Repricing of Stock Options**
- **No Dividends or Dividend Equivalents on Unearned Restricted Shares or Performance Shares**
- **No Hedging Transactions, Short Sales or Speculative Trading are permitted by any employees, including Officers and directors**

Results of 2012 Advisory Vote on Executive Compensation - Say-on-Pay

Our shareholders cast an advisory say-on-pay vote on executive compensation at the May 2012 Annual Meeting and the holders of 84.44% of the shares, present and entitled to vote, approved, on an advisory basis, the compensation of the NEOs disclosed in our 2012 proxy statement. The holders of 10.98% of the shares, present and entitled to vote, abstained from voting. The Compensation Committee has considered the outcome of the advisory vote and considered this to be high approval by the shareholders. Accordingly, we determined that significant changes to our executive compensation programs were not warranted, and that our current compensation philosophy remains consistent with the prior year. At our 2013 Annual Meeting, shareholders will have the opportunity to cast an advisory say-on-pay vote regarding the compensation of our NEOs as disclosed in this CD&A and the accompanying tables. At the 2011 Annual Meeting, our shareholders indicated a preference for holding say-on-pay votes on an annual basis, as recommended by the Board of Directors. The next advisory vote on the frequency of future say-on-pay votes will occur no later than the 2017 Annual Meeting.

The Compensation Committee and management continue to review our executive compensation practices and policies to ensure alignment with competitive pay practices. As noted in the *Key Changes* section below the Compensation Committee supported several changes to the executive compensation program in 2012, as recommended by management.

Key Changes

Several key changes were made to our executive compensation program for 2012 to further align the executive compensation structure with shareholders' interests and current market practices, including:

- For 2012, the Compensation Committee approved an increase in base salaries for our NEOs, with the Board approving the increase for our CEO.
- The Compensation Committee approved the 2012 LTIP for the 3-year performance period of 2012-2014 (which if earned, would be paid in 2015) to align with industry trends and market practices. The 2012 LTIP award mix is comprised 70% of performance shares (based on the following performance measures: TSR and FFO/Debt, weighted 60%/40% respectively) and 30% of time-vested restricted stock rights (vesting equally over a 3-year period). Performance cash was eliminated from the 2012 LTIP.
- Sale of Executive Paid Time Off for additional cash compensation was eliminated for 2012 and beyond.
- The Retention Plan was amended and restated. The key plan amendments include elimination of excise tax gross-up, reduction of lump sum severance, elimination of additional supplemental retirement benefits, and the inclusion of a restrictive covenant agreement for specified officers.
- All Company Officers, including the NEOs, waived their rights to benefits that would be provided under the Retention Plan prior to the amendment of such plan in 2012. As such, all Company Officers including the NEOs would receive the reduced benefits provided under the newly amended Retention Plan.
- The Severance Plan for Officers was amended to cap the lump-sum severance pay at a level equal to what an officer would receive under the Retention Plan, as amended.
- The PEP was amended to include, as a general rule, double trigger vesting following a change in control and to add a clawback provision.
- The independent directors approved a special performance-based retention grant for performance period 2012-2016 for our CEO to reward her for the Company's performance (based on the Company's improvement in TSR in 2011) and to further incentivize her to remain in her current position for an extended period of time.
- The Compensation Committee approved granting supplemental After-Tax Plan or ESP II target contributions to the two new SVPs, Mr. Talbot and Mr. Darnell, to achieve the competitive retirement pay replacement ratio between 40% to 60% of pre-retirement income, consistent with our other NEOs.

Elements of Executive Compensation

Our executive compensation program is designed to maintain an appropriate and competitive balance between fixed (base salaries), and variable pay incentives (short and long-term). The program consists of three core elements that comprise TDC – base salary, annual cash incentive awards, and long-term incentive awards (comprised of a mix of equity and cash awards for the 2011 LTIP and solely equity awards for the 2012 LTIP) that are targeted at the median level of compensation paid to executive officers of similar companies in the 2012 Benchmark Data (as described in the *Role of the Independent Compensation Consultant* section of *Administration and Resources*) as well as the companies comprising the PNMR Peer Group. The annual and long-term incentives are structured to reward the achievement of strategic, financial and operational performance goals. The NEO with the highest level of responsibility, the CEO, has the greatest variability in TDC. The Compensation Committee sets targets for each element of compensation separately at approximately the median range, and then makes appropriate adjustments to the elements of compensation based on individual NEO performance, experience and future value to the Company. If the Compensation Committee increases a NEO's base salary, it also considers the resulting impact on annual and long-term performance-based incentive compensation levels and benefits.

Compensation Component	Key Characteristics	Purpose
Base Salary	Fixed amount of cash compensation based on an executive's role, experience and responsibilities.	• Compensate executive officers for the scope of responsibilities, previous experience and individual performance • Provide base compensation at a level consistent with compensation philosophy
Annual Incentive Awards	Variable cash annual incentive based on corporate performance metrics with threshold, target and maximum opportunities for each executive officer. Threshold results must be achieved to receive any incentives and the incentives are capped at the maximum award level.	• Reward and motivate Officers for achieving the annual financial and operating goals across the organization • Link pay and performance
Long-Term Incentive Awards	Variable compensation incentive based on long-term corporate performance metrics, generally granted annually, as a combination of performance shares, time-vested restricted stock and performance cash for the 2011 LTIP and equity only awards for the 2012 LTIP. Amounts actually earned will vary based on corporate performance.	• Reward executives for achieving business objectives by tying incentives to the performance of stock price over the long-term • Align the interests of the executive officers and the shareholders • Reward and motivate long-term performance • Measure Company performance relative to peers • Enhance retention of executives
Retirement Benefits and Deferred Compensation	Deferred compensation and other retirement benefits.	• Enhance recruitment and retention by aligning benefits with competitive market practices • Provide for future retirement of executive officers
Supplemental Benefits	Generally limited to perquisites such as officer life insurance, long-term disability, and the ESA. The ESA is limited to $23,000 for the CEO and $18,000 for the EVP and SVPs.	• Attract and retain executives
Potential Severance Benefits and Change in Control	Amounts are payable only if employment is terminated under certain conditions.	• Support the objective assessment and execution of potential changes to the Company's strategy and structure by our executive officers • Enhance retention of management by reducing concerns about employment continuity

Base Salary

Base salary is the fixed component of compensation paid to compensate a NEO for effectively discharging the duties and responsibilities of his or her position. The Compensation Committee sets each NEO's base salary (except the CEO's base salary, which is set by the independent members of the Board) by considering a variety of factors, including, but not limited to:

- Scope of responsibilities,
- Previous experience,
- Individual performance,
- Base salaries for comparable NEOs within the PNMR Peer Group,
- Published compensation surveys and proprietary survey data such as the Towers Watson U.S. CDB Energy Services Executive Database, and
- Recommendations from the Compensation Committee's independent compensation consultant.

The Compensation Committee considers all of these factors in arriving at each NEO's base salary level. Salary adjustments, if any, are based on the median of base salaries of applicable benchmarking analysis of comparable positions, described in the *Role of the Independent Compensation Consultant* section of *Administration and Resources*, as well as the Company's performance, internal pay equity among the NEOs, and the Compensation Committee's evaluation of the NEO's performance. Performance is primarily measured on the basis of corporate and individual performance goals which are established at the beginning of each year.

Base salaries are reviewed annually. The 2012 Benchmark Data showed that each NEO's base salary was either at or below median levels. After reviewing the 2012 Benchmark Data, recommendations from management and Meridian, and considering the Company's strong performance and the individual NEO's strong performance in 2011, the Compensation Committee increased the 2012 NEO base salaries for Ms. Collawn, Mr. Eldred and Mr. Apodaca. The salaries of these three NEOs, Ms. Collawn, Mr. Eldred and Mr. Apodaca, were frozen 3 of the past 5 years. Mr. Talbot was hired in January 2012 and, therefore, did not receive an increase to base salary. Mr. Darnell was promoted to SVP, Public Policy in January 2012. Including the 2012 increase to the base salaries, the NEOs base salaries remained approximately at or below the median of the 2012 Benchmark Data.

Annual Incentive Awards

The AIP provides annual cash incentives to reward the NEOs for the achievement of annual financial and operating goals and reinforces the Company's pay-for-performance philosophy. Our philosophy is to set the AIP award opportunities at the approximate median for NEOs in comparable positions based on an applicable benchmarking analysis, which for 2012 consisted of the 2012 Benchmark Data. The 2012 financial and operating performance goals are described beginning on page 43. The Company and individual NEOs achieved their 2012 performance goals at above target level for the Incentive EPS performance goal and below threshold levels for the customer satisfaction and safety performance goals. No incentive award is paid for achieving performance that is below the threshold level and incentive awards are capped at the maximum opportunity, 200% of target. The Compensation Committee has only negative discretion when approving the AIP awards. For the 2012 AIP awards, the Compensation Committee did not decrease the AIP awards to the Officers. Straight-line interpolation determines the bonus payout for performance that falls between threshold and target or between target and maximum levels. Performance results and related annual incentive awards for the 2012 performance period were reviewed and approved by the Compensation Committee, and by the Board for the CEO at its meeting in February 2013. More detail can be found in the *NEO Incentive Goals and Results* section of *Summary of 2012 NEO Compensation.*

2012 NEO ANNUAL INCENTIVE AWARD OPPORTUNITIES

Position	Threshold Opportunity*	Target Opportunity*	Maximum Opportunity*
CEO	36%	90%	180%
EVP/SVP (other than SVP for Public Policy)	22%	55%	110%
SVP for Public Policy	18%	45%	90%

**As a percent of base salary*

Long-Term Incentive Awards

In 2012, the Compensation Committee approved the 2012 LTIP for the 3-year performance period of the calendar year 2012 to 2014 to align with industry trends and market practices. The 2012 LTIP, if earned, will be paid in 2015 at the end of the 3-year performance period. Award opportunities under the 2012 LTIP were restored to median level opportunities as compared to the long-term incentive median of the 2012 Benchmarking Data. The 2012 LTIP award mix is comprised 70% of performance shares and 30% of time-vested restricted stock rights (that vest equally over a 3-year period). Performance cash awards were eliminated from the 2012 LTIP award mix. The potential performance share awards under the 2012 LTIP are based on two performance measures: TSR (based on Company performance compared to the S&P 400 Midcap Utilities Index) and FFO/Debt Ratio (targets are determined by the Board based on the Company's long range operating plan), weighted 60%/40%, respectively. The threshold, target, and maximum performance levels determined by the Compensation Committee for TSR and for the FFO/Debt Ratio are set forth on page 44. The Committee has only negative discretion in approving the LTIP awards.

Under the 2011 LTIP, the Company transitioned from a 1-year performance period for determining long-term incentive awards to a 3-year performance period, in part, by granting performance share and performance cash award opportunities with 1, 2, and 3-year performance periods for TSR and FFO/Debt, weighted 60%/40%, respectively. The 2011 LTIP was previously discussed in the Company's 2012 proxy statement. For the second performance period of the 2011 LTIP (2011-2012 performance period) the Company and the NEOs achieved above target levels of performance based on achieving the TSR goal at the maximum level, but below the threshold level with respect to the FFO/Debt Ratio goal. Performance results and related long-term incentive awards for the 2011-2012 performance period were reviewed and approved by the Compensation Committee, and the Board for the CEO, at its meeting in February 2013. More detail can be found in the *Long-Term Incentive Awards* section of *Summary of 2012 NEO Compensation.*

Long-Term Incentives - Special Award, Retention Grant

Also in 2012, the Compensation Committee recommended, and the independent directors approved, a special performance-based retention grant (the "Retention Grant") to the Company's Chairman, President and CEO, Ms. Collawn. The Retention Grant was intended to reward Ms. Collawn for the Company's performance (based on the Company's improvement in TSR) and further incentivize her to remain in her current position for an extended period of time. Given Ms. Collawn's performance and the contributions to the Company, the Retention Grant was provided to partially close the gap between her TDC and the median TDC for the CEO in the 2012 Benchmarking Data. Pursuant to the Retention Grant, Ms. Collawn is eligible to be granted 135,000 shares of the Company's common stock. If the Company achieves an annualized, compounded 5% increase in TSR through 2014 (as measured by comparing the Company's stock price on the last 20 trading days in 2011 to the price on the last 20 trading days in 2014), 35,000 shares will be subject to accelerated vesting. If the Company achieves an annualized, compounded 5% increase in TSR through 2016 (as measured by comparing the Company's stock price on the last 20 trading days in 2011 to the price on the last 20 trading days in 2016), 135,000 shares (less any shares that vested on an accelerated basis) will vest and be awarded. All such shares would be issued under the PEP, and, with certain exceptions, Ms. Collawn must remain employed by the Company, as of the applicable vesting dates, to receive the grants described above.

Retirement Benefits and Deferred Compensation

Our NEOs participate in the Company's Retirement Savings Plan (a broad-based 401(k) plan referred to as "RSP") and either a non-qualified supplemental deferred compensation plan (the "ESP II" – runs side-by-side with the RSP) or an alternative plan (the "After-Tax Plan"). These programs are described in more detail beginning on page 48.

Supplemental Benefits and Perquisites

In order to competitively attract and retain key executive talent, the NEOs receive certain reasonable supplemental benefits that make up a very small component of their compensation and benefits. These 2012 supplemental benefits include: company-paid premiums for life insurance for those Officers hired prior to September 2011, long-term disability insurance and an ESA (e.g., reimbursement for personal financial management and estate planning services). Management recommended, and the Board approved, the elimination of the long-term care benefit and the sale of executive paid time off for additional cash compensation beginning January 1, 2012. The 2012 supplemental benefits are set forth in footnote 7 of the SCT on page 41.

Potential Severance Benefits

The Company offers severance benefits to the NEOs to mitigate the possible difficulty they may have finding comparable employment, within a reasonable period of time, following a separation from service. Under our Severance Plan, benefits are only payable if the NEO's position is eliminated through no fault of his or her own. The Severance Plan and related benefits are described in more detail on page 52.

Potential Change in Control Benefits

The Company also recognizes that, as is the case with many publicly-held companies, the possibility of a change in control exists. A change in control, and the uncertainty and the questions that it may raise, may result in the departure or distraction of key management to the detriment of the Company and our shareholders, and the Company's ability to continue to provide efficient and reliable utility services to its customers. The Company and the Compensation Committee have determined that appropriate steps should be taken to reinforce and encourage the continued attention and dedication of the Company's key management to its assigned duties and to facilitate recruitment of future employees without distraction in the face of potentially challenging circumstances arising from the possibility of a change in control of the Company. The Company and the Compensation Committee have also concluded that one of the necessary steps is to provide competitive and fair compensation and benefits to employees terminated under these circumstances through our Retention Plan. The change in control benefit is detailed beginning on page 52.

The Retention Plan provides the NEOs with benefits if their employment is terminated, under certain circumstances, within 24 months following a change in control of the Company. The purpose of our Retention Plan is to better align the NEO's interests with the interests of our shareholders and to provide the NEOs with reasonable protection from loss of employment resulting from a change in control. The provision of benefits pursuant to the Retention Plan also facilitates our recruitment and retention of talented NEOs by providing reasonable and expected protections. Our Retention Plan and change in control benefits are described in more detail beginning on page 52. In 2012, the Retention Plan and certain related benefit plans were amended. The amended Retention Plan reduced the benefits provided to Officers in a change in control. All Company Officers, including the NEOs, waived their rights to benefits that would be provided under the Retention Plan prior to the amendment in 2012. As such, all Company Officers, including the NEOs, would receive the reduced benefits provided under the newly amended Retention Plan. The details are further discussed beginning on page 52.

ADMINISTRATION AND RESOURCES

Roles of the Compensation Committee, Board of Directors, and Executive Officers

Pursuant to its role as assigned by the Board of Directors, the Compensation Committee is primarily responsible for the design and administration of our executive compensation program. Additionally, our Board, our executive officers, and an independent compensation consultant play a role. The Compensation Committee establishes and periodically reviews all elements of our executive compensation program. The ultimate responsibility for determining the level of compensation paid to each of the NEOs, other than the CEO, resides with the Compensation Committee. The Compensation Committee makes a recommendation to our independent directors regarding the level of the CEO's compensation, and the final decision is made by the independent directors (a group that includes, but is not limited to, the members of the Compensation Committee). The Board, based on the recommendations of the Compensation Committee, approves all equity compensation plans and equity awards for Officers. In setting (or recommending in the case of the CEO) specific compensation levels, the Compensation Committee considers the CEO's evaluation of the other NEOs and the self-evaluation prepared by the CEO. The Board takes into consideration their evaluation of the CEO's performance when approving or setting the CEO specific compensation levels. The CEO recommends corporate-level performance goals to the Compensation Committee for approval. The CEO provides regular input to the Compensation Committee with respect to the overall structure of the executive compensation program, including how the program can be effectively aligned with the Company's financial and strategic objectives. However, the final decisions related to the executive compensation program rest with the Compensation Committee, with Board approval, for all officer equity plans, officer equity awards and the CEO compensation.

Role of the Independent Compensation Consultant

Pursuant to its Charter, the Compensation Committee selects and retains an independent compensation consultant (at the Company's expense) whose services include: providing peer group and market compensation data, providing information on trends and regulatory issues affecting executive pay, performing competitive market analysis, recommending compensation program and plan changes, and recommending executive officer compensation structure and levels. In July 2011, the Compensation Committee engaged Meridian as its independent compensation consultant. Meridian does not provide any other services to the Company, unless directed to do so by the Compensation Committee. On occasion, the independent compensation consultant provides information to the members of management, but all its services are provided and performed at the request of and pursuant to instructions provided by the Compensation Committee. None of the NEOs is present during the Compensation Committee's discussions with the independent consultant regarding his or her individual compensation. During 2012, no services were provided to the Company by Meridian, other than the services as outlined relating to executive compensation. In December 2012, the Compensation Committee reviewed the six factors listed in SEC Rule 10C-1(b)(4) to evaluate the independence of Meridian and determined that there was not a conflict of interest.

The Compensation Committee strives to provide target compensation opportunities that are at the median TDC of the appropriate benchmark group of companies, which reflect the market within which PNMR competes for senior executive talent. As the Compensation Committee's consultant, Meridian's primary role is to advise the Compensation Committee regarding the compensation levels and the mix of our executive compensation program, for the CEO and other NEOs, in relation to market-median compensation levels. Information referenced in 2011 to assist in setting 2012 compensation levels was obtained and analyzed as follows:

- Management engaged Towers Watson to perform a competitive assessment of the executive compensation program, including compensation opportunity levels for the CEO and other NEOs ("Towers Watson study"). Meridian reviewed the approach and independently confirmed the findings of the Towers Watson study.
- The Towers Watson study compared our NEO compensation to (1) market data for the PNMR Peer Group described below and (2) market data from the companies (listed in Appendix A) comprising the Towers Watson 2011 U.S. CDB Energy Services Executive Database of similarly sized utility/energy companies (companies with revenue of $1 Billion-$3 Billion) and the 2011 Towers Watson U.S. CDB General Industry Executive Database of similarly sized companies (companies with revenue of $1 Billion - $3 Billion).
- For corporate-function roles, such as those of the NEOs, talent may be recruited by or lost to companies that are similar in size to the Company which may or may not be in the utility/energy sector. As such, to determine overall market compensation levels, the benchmark analysis used the weighted average median of these two market databases, weighted, respectively at 75% for the median of the 2011 Towers Watson U.S. CDB Energy Services Executive Database and 25% for the median of the 2011 U.S. CDB General Industry Executive Database of similarly sized companies (collectively, the "2012 Benchmark Data").
- The Towers Watson study showed that the median compensation of the PNMR Peer Group was somewhat higher than the weighted median of the 2012 Benchmark Data.
- The median compensation levels of the 2012 Benchmarking Data were the primary reference points used by the Compensation Committee to evaluate executive compensation. The Compensation Committee used these figures to benchmark TCC and TDC paid to the NEOs (both individually and as a group) to similar types and elements of compensation paid to executives holding comparable positions in the marketplace.
- The 2012 Benchmark Data for TDC and TCC showed that the compensation levels for each NEO was at median or below.

PNMR Peer Group

For setting compensation levels for 2012, the Compensation Committee decided to maintain the PNMR Peer Group, as revised in 2009. The PNMR Peer Group was reviewed based on the following criteria:

1. Ownership structure (publicly-traded),
2. Business focus (electric utility and energy companies),
3. Size (between one-half and three times the Company's size in terms of revenues and market capitalization),
4. Organizational complexity,
5. Operational characteristics (such as nuclear generation ownership, multi-state regulated utilities), and
6. Likely competition for executive talent.

The table below lists the companies that comprised the PNMR Peer Group for 2012.

PNMR PEER GROUP

Alliant Energy Corporation	NSTAR*
Black Hills Corporation	NV Energy, Inc.
Cleco Corporation	Pinnacle West Capital Corporation
DPL, Inc.*	TECO Energy Corporation
El Paso Electric Company	UniSource Energy Corporation
Great Plains Energy, Inc.	Westar Energy, Inc.
Hawaiian Electric Industries, Inc.	Wisconsin Energy Corporation

**DPL was acquired by AES Corporation in November 2011 and NSTAR was acquired by Northeast Utilities in April 2012. The acquiring companies AES Corporation and Northeast Utilities were not included in the PNMR Peer Group.*

2013 COMPENSATION

In February 2013, the Compensation Committee approved increases to the base salaries for NEOs, as well as the 2013 AIP and the 2013 LTIP. Each NEO's base salary increase was based on corporate and individual performance and on the current median base salaries for corresponding executive positions in the 2013 benchmarking data (see below in this section for more detail regarding the benchmarking data that was used for this purpose). The 2013 base salaries are as follows: Ms. Collawn $745,000; Mr. Eldred $420,000; Mr. Talbot $360,500; Mr. Apodaca $306,000; and Mr. Darnell $247,200.

The Compensation Committee approved the 2013 AIP for 2013. The 2013 AIP has similar performance goals as the 2012 AIP with a financial goal of Incentive EPS and two operational goals, Customer Satisfaction and Safety. No incentive award will be paid for achieving performance that is below the threshold level, and incentive awards will be capped at the maximum opportunity. Straight-line interpolation determines the bonus payout for performance that falls between threshold and target or target and maximum levels.

The Compensation Committee also approved the 2013 LTIP for the 3-year performance period of 2013-2015 to align with industry trends and market practices. The 2013 LTIP is based on two performance measures: TSR (based on Company performance compared to the S&P 400 Midcap Utilities Index) and FFO/Debt Ratio (targets are determined by the Board based on the Company's long range operating plan), weighted 60%/40%, respectively. The threshold, target and maximum levels have been approved by the Compensation Committee for TSR and for the FFO/Debt Ratio. The 2013 LTIP award mix is comprised of 70% of performance shares and 30% of time-vested restricted stock rights.

Benchmarking data used to determine the 2013 award levels consists of a revised PNMR Peer Group[1] and the Towers Watson 2012 U.S. CDB General Industry Executive Database of similarly sized companies (companies with revenue of $1 Billion - $3 Billion). In alignment with best practices, the Company reviews the PNMR Peer Group to ensure it reflects relevant business and talent comparators and is size appropriate. In 2012, the Company changed its business structure by selling the unregulated businesses. Also, as previously noted, two of PNMR Peer Group companies, DPL and NStar, were acquired thus eliminating them from our peer group. The 2014 CD&A will contain additional disclosure regarding the 2013 benchmarking analysis completed for the 2013 compensation, including relevant component companies.

[1]*Revised PNMR Peer Group includes the following companies: ALLETE, Inc.; Alliant Energy Corporation; Avista Corporation; Black Hills Corporation; Cleco Corporation; El Paso Electric Company; Great Plains Energy, Inc.; Hawaiian Electric Industries, Inc.; IDACORP, Inc.; Northwestern Corporation; NV Energy, Inc.; OGE Energy Corporation; Pinnacle West Capital Corporation; Portland General Electric, Company; TECO Energy, Inc.; UniSource Energy Corporation; Vectren Corporation and Westar Energy, Inc.*

ADDITIONAL INFORMATION

Corporate Governance

The Company and the Compensation Committee continue to monitor corporate governance best practices and give consideration to incorporating them into the Company's and the Compensation Committee's processes and policies, as appropriate.

Clawbacks

The Company currently complies with the Sarbanes-Oxley Act of 2002 as it relates to "clawbacks." The Company plans to implement an executive compensation recoupment policy that will, at a minimum, fully comply with the final rules to be issued by the SEC and NYSE pursuant to the Dodd-Frank Act. In 2012, the PEP was amended to include a clawback provision subjecting PEP awards to potential clawback or forfeiture to the fullest extent called for by applicable law or Company policy.

Insider Trading Policy

The Company's Insider Trading Policy has been in place since 1997. In 2008, the policy was amended to prohibit all employees, Officers and directors from engaging in hedging, short-term or speculative trading transactions involving Company securities.

Double Trigger Vesting Following a Change in Control

In 2012, the PEP was amended to include, as a general rule, double trigger vesting following a change in control. Double trigger vesting results only if a NEO is terminated following a change in control. See *Payments Made Upon A Change in Control* on page 52.

CEO Succession Planning

The Board, including the members of the Compensation Committee, reviews the CEO succession planning process on an annual basis. The succession planning process ensures that internal candidates are identified and developed well before the position may need to be filled. The succession planning process addresses both short and long-term succession potential needs.

Stock Ownership Guidelines
To maintain alignment between our NEOs and shareholders, we continue to provide equity based compensation as well as maintain stock ownership guidelines. Our stock ownership guidelines provide that each NEO should own PNMR common stock having a value equal to a specified multiple of the officer's base salary. The multiples range from one (1) to five (5) times base salary, depending upon the position of the officer. The stock ownership guidelines also require that each officer retain 100% of any shares he or she receives under our PEP until he or she has achieved the applicable guideline multiple. The amended guidelines do, however, permit a NEO to sell a portion of the shares delivered to the NEO upon vesting of restricted stock or performance shares awards to satisfy resulting tax withholding obligations subject to the Insider Trading Policy.

The Compensation Committee believes these guidelines further align the interests of NEOs with the interests of our shareholders by ensuring that the NEOs maintain a significant long-term stake in the Company and are subject to the risks of equity ownership. All shares that the executive either holds directly or indirectly, in addition to any unvested restricted stock and any earned performance shares, count towards compliance with the ownership guidelines. The Compensation Committee reviews compliance with the stock ownership requirements on an annual basis for all Officers, and did so most recently at its December 3, 2012 meeting. As of December 31, 2012, NEO stock ownership holdings were as noted below:

2012 STOCK OWNERSHIP HOLDINGS

NEO	Holding Requirement	Percent of Holding Requirement*
Patricia K. Collawn	5X	164%
Charles N. Eldred	3X	145%
Ronald E. Talbot	3X	20%
Patrick V. Apodaca	3X	95%
Ronald N. Darnell	3X	55%

**Based on 12/31/2012 closing price on the NYSE of $20.51*

As of December 31, 2012, two of the NEOs had met or exceeded our Stock Ownership Holding Requirements. Given the short tenure of certain Company's executives (Mr. Talbot, Mr. Apodaca, and Mr. Darnell) and the stock retention requirements for LTIP award shares, the Compensation Committee believes the NEOs are making reasonable progress towards achieving the holding guidelines. The current holdings of each NEO are shown on page 17.

Impact of Tax and Accounting Requirements
The Compensation Committee evaluates costs, cash flow implications, and the deductibility of compensation to maximize finance efficiencies. Furthermore, in the context of our "covered employees" (as defined in Section 162(m) of the Tax Code), the Compensation Committee considers the objective of having the incentive-based compensation components qualify for the performance-based compensation exception to the limits on the deductibility of compensation imposed by Section 162(m).

Section 162(m) generally limits the Company's income tax deduction for compensation paid to covered employees to $1 million. Compensation that qualifies for the performance-based compensation exception is not subject to this limitation. Generally, in order to qualify for the performance-based compensation exception, the payment of the compensation must be contingent on the achievement of certain objective performance goals. The Compensation Committee has endeavored to qualify certain components of our executive compensation program for the performance-based compensation exception. However, the Compensation Committee may choose to forgo the deductions on occasion, if it determines such action to be in the best business interest of the Company to recognize and motivate executive officers as circumstances warrant. In 2012, we incurred compensation for our NEOs of approximately $800,000 that may not be deductible for tax purposes. In addition, when determining whether to offer a particular form of equity compensation to executives, the Compensation Committee takes into consideration the accounting implications associated with that form of compensation. Traditionally, accounting-related considerations have not had a significant impact on the Compensation Committee's decisions about the total compensation of the NEOs or the structure of our executive compensation program. Likewise, although the Compensation Committee considers the personal tax implications for the NEOs of different forms of compensation in designing our executive compensation program (and individual plans), such considerations have not materially impacted the Compensation Committee's ultimate decisions about executive compensation.

Adjustments for Certain Items

Consistent with past practice and based on criteria determined at the beginning of the performance period, the Compensation Committee may, subject to compliance with applicable plan or award agreement(s) as well as applicable law or regulations, adjust the performance measures underlying certain incentive compensation awards to eliminate the effects of certain items. The adjustments are intended to ensure that award payments are based on the underlying growth of the core business and are not artificially inflated or deflated due to such eliminated items in the award year. The adjustments made for 2012 award calculations for Incentive EPS and FFO/Debt Ratio are reflected in the definitions of Incentive EPS and FFO/Debt Ratio set forth in the Glossary beginning on page ii. These defined terms are used solely for measuring performance for compensation purposes and should not be considered earnings guidance by the Company.

COMPENSATION AND HUMAN RESOURCES COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with the Company's management and, based on such review and discussion, recommended to the Board of Directors its inclusion into the 2013 Proxy Statement.

The Compensation Committee is pleased to submit this report to the Company's shareholders.

Members of the Compensation Committee:

Joan B. Woodard, Chair
Julie A. Dobson
Alan J. Fohrer
Manuel T. Pacheco
Donald K. Schwanz

SUMMARY OF 2012 NEO COMPENSATION

Analysis of 2012 NEO Compensation

Base Salary: The following 2012 base salaries for the NEOs were approved in February of 2012.

NEO BASE SALARY

NEO	2012 Base Salary
Patricia K. Collawn Chairman, President and CEO	$650,000
Charles N. Eldred EVP and CFO	$420,000
Ronald E. Talbot SVP and COO	$350,000
Patrick V. Apodaca SVP, General Counsel and Secretary	$300,000
Ronald N. Darnell SVP, Public Policy	$240,000

Summary of Executive Compensation

The table below summarizes the total compensation paid to or earned by the NEOs for the years ended December 31, 2012, 2011, and 2010. We have not entered into any employment agreements with any of our NEOs.

SUMMARY COMPENSATION TABLE

(a) Name and Principal Position	(b) Year	(c) Salary ($) (1)	(d) Bonus ($) (2)	(e) Stock Awards ($) (3)	(f) Option Awards ($) (4)	(g) Non-Equity Incentive Plan Compensation ($) (5)	(h) Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($) (6)	(i) All Other Compensation ($) (7)	(j) Total ($)
Patricia K. Collawn, Chairman, President and CEO	2012	629,808	—	2,432,375	—	519,225	—	547,086	4,128,494
	2011	575,000	125,000	1,539,019	—	875,075	—	474,790	3,588,884
	2010	551,635	—	242,090	177,700	1,229,174	—	268,924	2,469,523
Charles N. Eldred, EVP and CFO	2012	414,615	—	384,963	—	221,000	—	352,384	1,372,962
	2011	400,000	100,000	611,216	—	386,240	—	353,807	1,851,263
	2010	419,231	—	84,450	76,250	525,647	—	331,313	1,436,891
Ronald E. Talbot, SVP and COO	2012	323,077	100,000	280,550	--	159,935	—	218,895	1,082,457
Patrick V. Apodaca, SVP, General Counsel and Secretary	2012	289,231	—	212,677	—	140,530	—	166,268	808,706
	2011	260,000	75,000	369,087	—	243,677	—	191,577	1,139,341
	2010	255,000	—	84,450	48,800	396,147	—	77,161	861,558
Ronald N. Darnell, SVP, Public Policy	2012	237,323	—	160,255	—	88,489	—	135,686	621,753

(1) 2012 salary amounts include cash compensation earned by each NEO during 2012 as well as any amounts earned in 2012 but contributed into the RSP, the ESP II, or the After-Tax Plan (as applicable). The 2010 salary for Mr. Eldred includes $19,231 received in the form of additional cash compensation for the sale of paid time off. Effective January 1, 2012, executives are no longer eligible to sell paid time off for additional cash compensation.

(2) For Mr. Talbot, the 2012 amount includes a one-time signing bonus of $100,000 when he joined the Company in January 2012. The signing bonus was a cash incentive provided to Mr. Talbot due to his forfeiture of incentive compensation from his former employer as a result of voluntary decision to accept employment with our Company.

(3) Represents the grant date fair value of all stock awards calculated in accordance with FASB ASC Topic 718. For 2012, the amount indicated is the aggregate grant date fair value of all grants of (a) time-vested restricted stock rights granted on March 5, 2012 (shown as RSA in the GPBA Table below), (b) performance share awards (shown as PS in the GPBA Table), based on target performance, which the Company considered the probable outcome on the grant date, and (c) for Ms. Collawn, the Retention Grant (shown as SPR in the GPBA Table). The assumptions used in determining the grant date fair value of stock awards are set forth in Note 13 of the consolidated financial statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2012. The actual cash value that the NEO may realize on the vesting of the restricted stock rights or performance shares will depend on the number of shares that ultimately vests, the market price of our common stock at the date of vesting, and ultimately, the value received by the employee on the sale of the stock. Time-vested restricted stock rights awards vest over a three-year period beginning on the grant date. The table below shows the grant date fair value of all 2012 stock awards assuming maximum performance of the 2012 LTIP performance share awards (shown as PS in the GPBA table) and the actual RSA and SPR awards shown in the GPBA Table. As discussed above, column (e) of the SCT assumes target performance of PS awards. Both column (e) of the SCT and the table below also include the grant date fair value of the actual RSA awards and also assume achievement of the performance measure for Ms. Collawn's SPR.

Name	Grant Date Fair Value of Maximum PS Awards, SPR and actual RSA ($)
P. K. Collawn	3,232,597
C. N. Eldred	663,303
R. E. Talbot	481,819
P. V. Apodaca	366,467
R. N. Darnell	266,160

(4) Stock options were not granted to NEOs in 2012 or in 2011. For 2010, represents the grant date fair value of stock options calculated in accordance with FASB ASC Topic 718. The assumptions used in determining the grant date fair value of stock options are set forth in Note 13 of the consolidated financial statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2012. The actual cash value, if any, that the NEO may realize on the exercise of stock options will depend on the excess of the stock price over the exercise price. Stock option awards vest over a three-year period from the grant date.

(5) The chart below reflects the actual amount of the following cash incentive awards earned as of December 31, 2012: (a) short-term incentive cash awards under the 2012 AIP (shown as AIP awards in the GPBA Table) and (b) the 2-year performance cash awards for the 2011-2012 performance period under the 2011 LTIP. The total shown in the table below corresponds to column (g) for 2012 of the SCT. Individual amounts are as follows:

2012 NON-EQUITY INCENTIVE COMPENSATION

Name	2012 AIP ($)	2011-2012 LTIP Performance Cash Award ($)	Total ($)
P. K. Collawn	429,525	89,700	519,225
C. N. Eldred	182,600	38,400	221,000
R. E. Talbot	146,460	13,475	159,935
P. V. Apodaca	118,690	21,840	140,530
R. N. Darnell	76,851	11,638	88,489

(6) There are no above-market or preferential rate earnings to report for the ESP II or the After-Tax Plan.

(7) The table below reflects the types and dollar amounts of perquisites, additional compensation, and other personal benefits provided to the NEOs during 2012. For purposes of computing the dollar amounts of the items listed below, we used the actual out-of-pocket costs to the Company of providing the perquisite or other personal benefit to the NEOs. The NEOs paid any taxes associated with these benefits without reimbursement from the Company.

ALL OTHER COMPENSATION TABLE

Name	Payment of Officer Life Premium ($)	Payment of Long-Term Disability Premium ($)	ESA Amounts ($) (a)	RSP Company Contri-butions	ESP II Company Contri-butions ($) (b)	After-Tax Plan Company Contri-butions ($) (c)	Relocation Benefits ($) (d)	All Other Compensation (Total) ($)
P. K. Collawn	6,333	1,350	23,000	31,250	—	485,153	—	547,086
C. N. Eldred	11,710	1,350	18,000	33,000	249,627	38,697	—	352,384
R. E. Talbot	—	1,350	18,000	22,984	79,250	—	97,311	218,895
P. V. Apodaca	23,411	1,350	18,000	33,000	4,368	86,139	—	166,268
R. N. Darnell	5,136	1,200	18,000	34,993	—	76,357	—	135,686

(a) Reflects the amounts received by the NEOs under the ESA (described in the Glossary).

(b) Amounts are reflected in column (c) of the 2012 Non-Qualified Deferred Compensation table on page 51. NEOs are required to elect, on an annual basis, between participating in the ESP II or in the After-Tax Plan (but not both within the same year). For 2012, all NEOs except Mr. Eldred and Mr. Talbot elected to participate in the After-Tax Plan. The annual election encompasses current year salary deferrals and cash incentive awards earned in the current year and paid in the next year. Thus, from time-to-time, a NEO may receive Company contributions under both plans as shown above for Mr. Eldred and Mr. Apodaca. In 2011, Mr. Eldred participated in the After-Tax Plan and elected to defer a portion of cash incentive awards earned in 2011 and paid in 2012 into the After-Tax Plan. As well, Mr. Apodaca participated in the ESP II Plan and elected to defer a portion of his cash incentive awards earned in 2011 and paid in 2012 into the ESP II plan. Consequently, Mr. Apodaca and Mr. Eldred each received 2012 Company matching contributions under both plans pursuant to their 2011 and 2012 elections.

(c) Amounts are reflected in the Total ($) of the After-Tax Plan Company Contributions listed below.

AFTER-TAX PLAN COMPANY CONTRIBUTIONS

Name	Matching ($)	Age-Based ($)	Supplemental ($)	Total ($)
Patricia K. Collawn	67,720	195,033	222,400 (x)	485,153
Charles N. Eldred	17,381	21,316	—	38,697
Patrick V. Apodaca	13,016	23,923	49,200	86,139
Ronald N. Darnell	15,349	9,108	51,900	76,357

(x) Pursuant to the terms of the After-Tax Plan, amounts are not contributed until they vest. Ms. Collawn's After-Tax Plan supplemental contribution is unvested and as such, the supplemental contribution was not made to the After-Tax Plan on her behalf.

(d) The Company reimburses certain relocation expenses. In 2012, Mr. Talbot received $97,311 in relocation expenses.

Annual Incentive Awards: The objective of the 2012 AIP was to motivate the NEOs to achieve certain performance goals tied to the Company's financial results. In order to ensure that awards are funded by the Company's earnings, no awards were to be made under the 2012 AIP unless the Company achieved Incentive EPS of at least $1.20. Maximum awards were to be made at Incentive EPS levels of $1.39 or higher. In 2012, the Company's Incentive EPS was $1.31, resulting in achievement at above target level. See the performance results noted on the Corporate Scorecard on page 43.

The 2012 AIP plan goals were established for all NEOs in order to ensure alignment with the strategy of the Company. A more detailed description of each listed NEO's award opportunities and performance goals under the 2012 AIP, as well as the actual awards approved in February 2013, are set forth below.

NEO Incentive Goals and Results:

CORPORATE SCORECARD

Goal	Weight	Threshold 40%	Target 100%	Maximum 200%	2012 Results	Weighted Score
PNMR Incentive EPS	60% of Scorecard	≥$1.20/share	≥$1.26/share	≥$1.39/share	$1.31/share (138% of target award level)[1]	83%
Customer Satisfaction (measured by J.D. Power Customer Survey Index)	20% of Scorecard	690	700	710	645.8 (0% of target award level)	0%
Safety (PNMR OSHA Recordable Incident Rate)	20% of Scorecard	≤2.15	≤1.78	≤1.34	3.06 (0% of target award level)	0%
Aggregate Performance Results						**83%**

[1] Based on linear interpolation, the $1.31/share performance results in a 138% multiplier for the Incentive EPS goal. When the 60% weighting is applied, this results in an 83% weighted score.

Under the 2012 AIP, Ms. Collawn was eligible to receive a target level award of 90% of her base salary as of January 1, 2012. Based on Ms. Collawn's aggregate performance results, she received an award equal to approximately 74.70% of her base salary.

Under the 2012 AIP, Mr. Eldred was eligible to receive a target level award of 55% of his base salary as of January 1, 2012. Based on Mr. Eldred's aggregate performance results, he received an award equal to approximately 45.65% of his base salary.

Under the 2012 AIP, Mr. Talbot was eligible to receive a target level award of 55% of his base salary as of January 1, 2012. Based on Mr. Talbot's aggregate performance results, he received an award equal to approximately 41.85% of his base salary.

Under the 2012 AIP, Mr. Apodaca was eligible to receive a target level award of 55% of his base salary as of January 1, 2012. Based on Mr. Apodaca's aggregate performance results, he received an award equal to approximately 45.65% of his base salary.

Under the 2012 AIP, Mr. Darnell was eligible to receive a target level award of 45% of his base salary as of January 1, 2012. Based on Mr. Darnell's aggregate performance results, he received an award equal to approximately 37.45% of his base salary.

Long-Term Incentive Awards

2012 LTIP

Consistent with our pay-for-performance philosophy, 70% of the NEO's total 2012 long-term incentive compensation opportunities are dependent upon the Company's achievement of two performance goals ("TSR" and "FFO/Debt Ratio") over the 2012-2014 performance period. No performance shares (shown as PS in the GPBA Table) will be earned by or paid to our NEOs if actual performance over the 2012-2014 performance period is below the threshold levels set forth in the table below. The remaining 30% of the total 2012 long-term incentive compensation for NEOs is comprised of time-vested restricted stock awards (shown as RSAs in the GPBA Table) that vest over a three-year period. A pro rated award will not be paid to an officer who separates from service in the first half of the performance period for any reason other than a qualifying change in control. After the first half of the performance period, a pro rated award will be calculated based on actual performance and the number of full months of service completed by the officer during the the performance period. In the case of a qualifying change in control, the performance shares vest pro rata at the end of the performance period based on the the attainment of the performance goals.

2012 LTIP TSR AND FFO/DEBT RATIO PERFORMANCE GOAL TABLE

Corporate Goal	Weight	Threshold	Target	Maximum
TSR	60%	>35th percentile	>50th percentile	>95th percentile
FFO/Debt Ratio	40%	16.0%	16.6%	18.0%

LTIP Awards Earned in 2012

In 2011, we transitioned from a one-year to a three-year performance period by granting performance share and performance cash awards with 1-year, 2-year and 3-year performance periods. Information regarding the threshold, target and maximum performance targets under the 2011 LTIP for TSR (relative to the S&P 400 Midcap Utilities Index) and FFO/Debt Ratio and actual 2011-2012 performance are set forth in the table below.

TSR AND FFO/DEBT RATIO ACHIEVEMENT AS OF DECEMBER 31, 2012

Corporate Goal	Weight	Threshold	Target	Maximum	2012 Actual Results	Result Percent
TSR 2011-2012 and 2011-2013	60%	>35th percentile	>50th percentile	>95th percentile	>95th percentile	120%
FFO/Debt Ratio 2011-2012	40%	18.7%	19.3%	20.4%	17.3%	0%
2011-2013		21.6%	22.2%	23.3%	n/a	n/a

The amount of performance share and performance cash awards payable at threshold, target and maximum performance is set forth in the GPBA Table in the 2012 proxy statement. In February 2013, the performance cash and share awards for the 2011-2012 performance period were determined to be earned at above target (120% of target) based on the above 2011-2012 performance period.

Grants of Plan-Based Awards in 2012

The table below discloses the following 2012 grants of awards to our NEOs, all of which were made under the PEP: (1) short-term cash incentive plan awards under the 2012 AIP (shown below as AIP); (2) the following equity awards made under the LTIP: (a) time-vested restricted stock rights awards (RSA), (b) performance share awards (PS) based on TSR and FFO/Debt Ratio performance measures over the 2012-2014 performance period, and (c) Ms. Collawn's Retention Grant (shown below as SPR) as well as the grant date fair value of all such equity awards. Restricted stock rights awards vest in three equal annual installments beginning on the first anniversary of the grant date.

GRANTS OF PLAN BASED AWARDS IN 2012

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($) (1)
		Thresh-old ($)	Target ($)	Maxi-mum ($)	Thresh-old (#)	Target (#)	Maxi-mum (#)				
P. K.Collawn	AIP 2/28/12	207,000	517,500	1,035,000	—	—	—	—	—	—	—
	PS 2/28/12	—	—	—	21,674	43,349	86,698	—	—	—	800,223
	RSA 3/5/12	—	—	—	—	—	—	15,791	—	—	260,552
	SPR 2/28/12	—	—	—	—	—	—	135,000	—	—	1,371,600
C. N. Eldred	AIP 2/28/12	88,000	220,000	440,000	—	—	—	—	—	—	—
	PS 2/28/12	—	—	—	7,539	15,078	30,156	—	—	—	278,340
	RSA 3/5/12	—	—	—	—	—	—	6,462	—	—	106,623
R. E. Talbot	AIP 2/28/12	70,583	176,458	352,917	—	—	—	—	—	—	—
	PS 2/28/12	—	—	—	5,451	10,902	21,805	—	—	—	201,251
	RSA 3/5/12	—	—	—	—	—	—	4,806	—	—	79,299
P. V. Apodaca	AIP 2/28/12	57,200	143,000	286,000	—	—	—	—	—	—	—
	PS 2/28/12	—	—	—	4,165	8,330	16,661	—	—	—	153,772
	RSA 3/5/12	—	—	—	—	—	—	3,570	—	—	58,905
R. N. Darnell	AIP 2/28/12	36,252	90,630	181,260	—	—	—	—	—	—	—
	PS 2/28/12	—	—	—	2,868	5,736	11,473	—	—	—	105,887
	RSA 3/5/12	—	—	—	—	—	—	3,295	—	—	54,368

(1) Represents the grant date fair value of the equity awards, based on target performance, determined in accordance with FASB ASC Topic 718. The assumptions used in determining the grant date fair value of stock awards are set forth in Note 13 of the consolidated financial statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2012.

Outstanding Equity Awards

The following table includes certain information about the following outstanding equity awards (as of December 31, 2012) made under the PEP to the NEOs: (1) stock options, (2) traditional time-vested restricted stock rights that begin vesting on the grant date, (3) performance-based restricted stock rights that began vesting on the date of determining the amount earned, (4) performance share awards granted on March 22, 2011 subject to the achievement of two performance criteria (TSR and FFO/Debt Ratio) showing the amount of actual above target performance achieved for the 2011-2012 performance period and assuming each officer will achieve maximum performance over the entire respective 2011-2013 performance period, (5) performance share award opportunities granted on February 28, 2012 under the 2012 LTIP (shown as PS in the GPBA Table above) subject to the achievement of the TSR and FFO/Debt Ratio performance measures assuming each officer will achieve maximum performance over the 2012-2014 performance period, and (6) the Special Retention Grant awarded to Ms. Collawn on February 28, 2012 (shown as SPR in the GPBA Table above) assuming achievement of the performance measure. All stock options and traditional time-vested restricted stock rights granted under the PEP vest in three equal annual installments beginning on the first anniversary of the grant (whereas performance-based restricted stock rights begin vesting in three equal annual installments beginning on the first anniversary of the determination date and are identified by an * after the grant date shown below).

OUTSTANDING EQUITY AWARDS AT 2012 YEAR-END

(a)		(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
		Option Awards					Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexer-cised Options (#) Unexer-cisable (1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (2)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#) (3)	Market Value of Shares or Units of Stock That Have Not Vested ($) (4)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (4)
	8/17/2007	4,000	—	—	23.90	8/17/2017	—	—	—	—
	2/19/2008	24,000	—	—	13.17	2/19/2018	—	—	—	—
	8/14/2008	4,000	—	—	10.56	8/14/2018	—	—	—	—
	2/17/2009	90,000	—	—	7.98	2/17/2019	—	—	—	—
	5/19/2009*	—	—	—	—	—	4,625	94,859	—	—
	8/5/2009	4,000	—	—	12.48	8/5/2019	—	—	—	—
	3/17/2010*	—	—	—	—	—	20,189	414,076	—	—
P. K. Collawn	2/26/2010	25,334	12,666	—	12.22	2/26/2020	—	—	—	—
	3/1/2010	13,333	6,667	—	12.40	3/1/2020	—	—	—	—
	3/4/2011	—	—	—	—	—	12,000	246,120	—	—
	3/22/2011	—	—	—	—	—	38,068	780,775	—	—
	3/22/2011	—	—	—	—	—	—	—	72,172	1,480,248
	2/28/2012	—	—	—	—	—	—	—	86,698	1,778,176
	2/28/2012	—	—	—	—	—	135,000	2,768,850	—	—
	3/5/2012	—	—	—	—	—	15,791	323,873	—	—
	2/13/2006	9,338	—	—	24.06	2/13/2016	—	—	—	—
	2/16/2007	14,000	—	—	30.50	2/16/2017	—	—	—	—
	2/17/2009	26,666	—	—	7.98	2/17/2019	—	—	—	—
	5/19/2009*	—	—	—	—	—	3,300	67,683	—	—
	3/17/2010*	—	—	—	—	—	7,028	144,144	—	—
C. N. Eldred	2/26/2010	8,332	8,334	—	12.22	2/26/2020	—	—	—	—
	3/4/2011	—	—	—	—	—	4,166	85,445	—	—
	3/22/2011	—	—	—	—	—	15,558	319,095	—	—
	3/22/2011	—	—	—	—	—	—	—	29,241	599,733
	2/28/2012	—	—	—	—	—	—	—	30,156	618,500
	3/5/2012	—	—	—	—	—	6,462	132,536	—	—

(a)		(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
		Option Awards					Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable (1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (2)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#) (3)	Market Value of Shares or Units of Stock That Have Not Vested ($) (4)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (4)
R. E. Talbot	3/22/2011	—	—	—	—	—	5,310	108,908	—	—
	3/22/2011	—	—	—	—	—	—	—	13,879	284,658
	2/28/2012	—	—	—	—	—	—	—	21,805	447,221
	3/5/2012	—	—	—	—	—	4,806	98,571	—	—
P. V. Apodaca	2/26/2010	10,667	5,333	—	12.22	2/26/2020	—	—	—	—
	3/17/2010*	—	—	—	—	—	7,028	144,144	—	—
	3/4/2011	—	—	—	—	—	3,832	78,594	—	—
	3/22/2011	—	—	—	—	—	8,606	176,509	—	—
	3/22/2011	—	—	—	—	—	—	—	16,137	330,970
	2/28/2012	—	—	—	—	—	—	—	16,661	341,717
	3/5/2012	—	—	—	—	—	3,570	73,220	—	—
R. N. Darnell	5/19/2009*	—	—	—	—	—	875	17,946	—	—
	3/17/2010*	—	—	—	—	—	2,018	41,389	—	—
	2/26/2010	—	3,434	—	12.22	2/26/2020	—	—	—	—
	3/4/2011	—	—	—	—	—	1,532	31,421	—	—
	3/22/2011	—	—	—	—	—	4,670	95,782	—	—
	3/22/2011	—	—	—	—	—	—	—	9,805	201,101
	2/28/2012	—	—	—	—	—	—	—	11,473	235,311
	3/5/2012	—	—	—	—	—	3,295	67,580	—	—

(1) The exercise price of stock options granted under the PEP is the closing market price on the NYSE on the date of the grant; stock options expire if not exercised within 10 years of the grant date. Stock options awarded under the PEP vest over a three-year period. All outstanding unvested stock options shown with a grant date of February 26, 2010 vested on February 26, 2013. All outstanding unvested stock options shown with a grant date of March 1, 2010 vested on March 1, 2013.

(2) As of December 31, 2012, no incentive stock options for 2012 had been granted under the PEP.

(3) One share of our common stock underlies each restricted stock right and performance share. Traditional time-vested restricted stock rights awards vest over a three-year period beginning on the grant date. One-half of the restricted stock rights shown with a grant date of March 4, 2011 vested on March 4, 2013 and the remaining half will vest on March 4, 2014. One-third of the restricted stock rights shown with a grant date of March 5, 2012 vested on March 5, 2013, and the remaining two-thirds will vest in equal amounts on March 5, 2014 and March 5, 2015. Performance-based restricted stock rights awards vest over a three-year period beginning on the determination date of the amount earned. All outstanding performance-based restricted stock rights shown with a grant date of May 19, 2009* began vesting on the February 16, 2010 determination date and fully vested and were delivered on March 6, 2013, following the expiration of the blackout period. Performance-based restricted stock rights with a grant date of March 17, 2010* began vesting on the March 4, 2011 determination date: one-half vested on March 4, 2013 and

the remaining half will vest on March 4, 2014. The first March 22, 2011 awards shown are the actual amount of performance shares earned by our NEOs as of December 31, 2012 and delivered to them in March 2013 for the 2011-2012 performance period.

(4) Based on closing price of $20.51 for our common stock, as quoted on the NYSE on December 31, 2012, the last trading day of fiscal year 2012.

Option Exercises and Stock Vested Table

The following table includes certain information with respect to the NEO's exercise of vested stock options during 2012 as well as the vesting during 2012 of traditional restricted stock rights held by the NEOs. Options and restricted stock rights were awarded under the PEP.

OPTION EXERCISES AND STOCK VESTED DURING 2012

(a)	(b)	(c)	(d)	(e)
	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) (1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) (2)
Patricia K. Collawn	—	—	76,006	1,404,382
Charles N. Eldred	—	—	34,660	638,907
Ronald E. Talbot	—	—	—	—
Patrick V. Apodaca	—	—	18,511	341,250
Ronald N. Darnell	—	—	8,668	159,536

(1) Amounts indicated are the aggregate dollar value realized upon the exercise of stock options based on the number of options exercised at a particular exercise price multiplied by the difference between the market price on the exercise date minus the exercise price.

(2) Amounts indicated are the aggregate dollar value realized upon the vesting of restricted stock rights awards based on the number of shares acquired on vesting multiplied by the closing price of our common stock on the vesting date, as quoted on the NYSE.

Retirement Benefits

__Tax-Qualified Retirement Plans Available to all Eligible Employees:__ The retirement benefits under the tax-qualified plans for NEOs are the same as those available for other eligible employees of the Company. The RSP is a 401(k) plan that allows before-tax and after-tax contributions by employees and Company-matching and age-based contributions. The age-based contributions provide for varying contribution rates, from 3% to 10% depending on the employee's age, with the highest contribution rates applying to older employees. Employees direct their own investments in the RSP.

The RSP includes a Roth 401(k) feature, which allows an employee to make post-tax contributions that do not reduce the employee's current taxable income. Withdrawals and other distributions from the Roth 401(k) feature are generally tax free.

Age-based contributions are made regardless of whether the employee defers compensation into the RSP. All of the Company's contributions to the RSP are in cash, not shares of common stock. Employees may invest in shares of our common stock by allocating up to 20% of their respective RSP account balances into a Company stock fund, which is one (1) of 23 investment options under the RSP. All contributions made under the RSP vest immediately.

The RSP results in individual participant balances that reflect a combination of: (1) the employee deferring a portion of cash compensation; (2) annual matching contributions made on behalf of the employee; (3) the age-based contributions on behalf of the employee in an amount ranging from 3% to 10% of eligible compensation; (4) the annual contributions and deferred amounts being invested at the direction of the employee (the same investment choices are available to all employees); and (5), as in (4), the continuing reinvestment of the investment returns until the accounts are paid out. This means that similarly situated employees, including the NEOs, may have materially different account balances because of a combination of factors including: the number of years they have participated in the plan, the amount of money contributed, or compensation deferred, at the election of the employee from year to year, and the investments chosen by the employee. The RSP does not guarantee minimum returns or above-market returns and an employee's returns are dependent upon actual investment results.

Non-Qualified Deferred Compensation

Non-Tax Qualified Retirement Plans: The Tax Code imposes a limitation on the amount of compensation that can be considered when determining the amount of the matching contributions and age-based contributions to the RSP. The Tax Code also limits the maximum amount that can be contributed by any participant, employer contributions, and other amounts that can be allocated to any participant's account.

We adopted the ESP in 1998 to address these Tax Code limitations. The ESP was a non-qualified deferred compensation plan that provided executive officers with an opportunity to supplement their retirement savings and to receive the full employer contributions that would be available in the absence of the limitations imposed by the Tax Code. We froze the ESP in December 2004 when the Compensation Committee recommended, and the Board adopted, the ESP II, a non-qualified supplemental deferred compensation plan. Effective as of December 17, 2008, the ESP was merged into the ESP II and we adopted the After-Tax Plan as an alternative non-tax qualified retirement plan.

Executive officers may annually elect to defer eligible compensation into the ESP II or contribute such compensation to the After-Tax Plan (but not both); the ESP II runs side-by-side with the RSP. A participant may make before-tax deferrals to the ESP II up to 100% of eligible compensation. We make a matching contribution equal to 75% of the first 6% of eligible compensation deferred. Additionally, when a participant reaches the annual compensation limit under the Tax Code in the RSP ($250,000 in 2012), our age-based contribution continues to the ESP II.

If a participant elects to participate in the After-Tax Plan rather than the ESP II, the participant may make payroll deductions, on an after-tax basis, to the After-Tax Plan up to 100% of eligible compensation (after taxes and other deductions). We make a matching contribution equal to 75% of the first 6% of eligible compensation saved, on which the participant is taxed when the matching contribution is made to the After-Tax Plan. Additionally, when a participant reaches the annual compensation limit under the Tax Code in the RSP, our age-based contribution continues to the After-Tax Plan, on which the participant is taxed at the time the age-based contribution is made to the After-Tax Plan. Certain participants (including the NEOs) also receive a supplemental target contribution in the ESP II or the After-Tax Plan. In general, these contributions have been set to achieve competitive retirement pay replacement ratios of between 40% to 60% of pre-retirement income depending on years of service and age at retirement. These contributions are individually scheduled, actuarially-calculated contributions designed to reach target replacement ratios at a retirement age of 65. Additionally, the Compensation Committee may elect to make discretionary credits or discretionary contributions to the ESP II or the After-Tax Plan for a participant during a plan year in any amount, and on such terms and conditions, that the Compensation Committee deems appropriate.

Upon enrollment in the ESP II, participants make an election regarding the form of their distribution. They may elect to receive a lump sum payment, installment payments, or an annuity. Participants also may elect to have the portion of their account that is hypothetically invested in a Company stock fund distributed in shares of our common stock in lieu of cash. Participants become entitled to a distribution under the ESP II upon their separation from service, death, disability, or upon a specified date elected by the participant, subject to the requirements of Section 409A of the Tax Code. ESP II amounts are subject to the same vesting and investment provisions as under the RSP, with the exception of the supplemental credit account under the ESP II, which has a two-year vesting requirement that may be accelerated. Participants' accounts in the ESP II are unfunded obligations, including the increases and decreases based on "investment" of the balances reflected as hypothetical returns equal to the actual returns of investments designated by a participant or the Company. Unless the participant elects to receive all or a portion of his or her accounts on a specified date while the participant is employed by the Company, benefits payable under the ESP II will be paid within 90 days of the participant's separation from service, death, or disability, subject to the requirements of Section 409A of the Tax Code. Participants hypothetically invest their deferrals and employer contributions in the ESP II in the same investment options as are available under the RSP. Participants may change their investment selections on a daily basis. The table below shows the funds available under the RSP and their annual rate of return for the calendar year ended December 31, 2012, as reported by the administrator of the RSP.

Fund Name	Rate of Return - 2012 %
American Funds Euro Pacific Gr R6	13.56
Vanguard Inst Index Fund Inst	15.98
PIMCO Total Return Institutional	12.00
PNM Resources Stock Fund	15.63
Vanguard Prime Money Market Fund	0.04
Vanguard PRIMECAP Fund Investor Shares	15.27
Vanguard Retirement Savings Trust IV	2.48
RS Partners A	16.41
Vanguard Target Retirement 2010	10.12
Vanguard Target Retirement 2015	11.37
Vanguard Target Retirement 2020	12.35
Vanguard Target Retirement 2025	13.29
Vanguard Target Retirement 2030	14.24
Vanguard Target Retirement 2035	15.16
Vanguard Target Retirement 2040	15.56
Vanguard Target Retirement 2045	15.58
Vanguard Target Retirement 2050	15.58
Vanguard Target Retirement 2055	15.58
Vanguard Target Retirement 2060 (1)	10.68
Vanguard Target Retirement Income	8.23
Vanguard Wellington Fund Investor Shares	12.57
Wells Fargo Advantage Discovery Fund Institutional	11.35
Vanguard Windsor II Fund Investor Shares	16.72

(1) Vanguard Target Retirement 2060 is a new fund that was added into the funding pool on January 19, 2012. Percentage of return figures for periods of less than one year are cumulative returns.

In 2012, Mr. Talbot and Mr. Eldred elected to participate in the ESP II, and Ms. Collawn, Mr. Apodaca and Mr. Darnell elected to participate in the After-Tax Plan. Accounts in the After-Tax Plan are in the names of the participants and are owned by the participants. The annual election encompasses current year salary deferrals and cash incentive awards earned in the current year and paid in the next year. Thus, from time-to-time, a NEO may receive Company contributions under both plans (as shown for Mr. Apodaca who received 2012 Company matching contributions under the ESP II Plan even though he elected to participate in the After-Tax Plan in 2012). In 2011, Mr. Apodaca participated in the ESP II Plan and elected to defer a portion of his cash incentive, earned in 2011 and paid in 2012, into the ESP II. Consequently, Mr. Apodaca received 2012 Company matching contributions under both plans pursuant to their 2011 and 2012 elections. The NEO participant will own the investments, made through the After-Tax Plan, in his or her name and we will have no involvement with the investments as an owner, beneficiary, sponsor, or otherwise. Accordingly, participants may transfer amounts from the accounts or may withdraw the money from the accounts at any time after the deposit is made. Like the RSP, all contributions to the After-Tax Plan are fully vested when made. As a general rule, there is a two year delay in the supplemental contributions to the After-Tax Plan for participants who are under the age of 55 or have less than 2 years of service. In those circumstances, the supplemental contribution for 2011 to the After-Tax Plan would not be made until 2013. In comparison, the supplemental credit to the ESP II would be made so that the participant could begin the hypothetical investing but the contribution would remain unvested during the relevant period. Both the unvested ESP II or delayed After-Tax Plan Company supplemental contribution are subject to accelerated vesting and payment upon certain termination events discussed below under *Potential Payments upon Termination or Change in Control.*

2012 NON-QUALIFIED DEFERRED COMPENSATION

(a)		(b)	(c)	(d)	(d)	(f)
		Executive Contributions in Last Year (2012) ($) (2)	Company Contributions in Last Year (2012) ($) (3)	Aggregate Earnings in Last Year (2012) ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Year End (2012) ($)
Patricia K. Collawn (1)	ESP II	—	—	186,587	—	1,380,362
Charles N. Eldred	ESP II	79,692	249,627	21,489	—	457,069
Ronald E. Talbot	ESP II	18,577	79,250	1,137	—	97,281
Patrick V. Apodaca (1)	ESP II	600	4,368	33,502	—	331,219
Ronald N. Darnell	ESP II	—	—	—	—	—

(1) Although Ms. Collawn and Mr. Apodaca are currently participating in the After-Tax Plan, the above respective ESP II plan balances reflect the amounts that were contributed to the ESP II in prior years.

(2) All amounts are included in the "Salary" column (c) of SCT on page 40.

(3) All amounts are included as a component of "All Other Compensation" in column (i) of the SCT and consist of the following 2012 Company contributions to the ESP II:

ESP II COMPANY CONTRIBUTIONS

Name	Matching ($)	Age-Based ($)	Supplemental ($)	Total ($)
Charles N. Eldred	18,658	33,769	197,200	249,627
Ronald E. Talbot	10,904	5,846	62,500 (x)	79,250
Patrick V. Apodaca (y)	—	4,368	—	4,368

(x) Pursuant to the terms of the ESP II Plan, amounts are not contributed until they vest. Mr. Talbot's ESP II Plan supplemental contribution is unvested and as such, the supplemental contribution was not made to the ESP II Plan on his behalf.

(y) For 2012, Mr. Apodaca elected to participate in the After-Tax Plan. The annual election encompasses current year salary deferrals and cash incentive awards earned in the current year and paid in the next year. Thus, from time to time, a NEO may receive Company contributions under both plans as shown below for Mr. Apodaca. In 2011 Mr. Apodaca participated in the ESP II Plan and therefore was eligible to receive the company contribution of his cash incentive award earned in 2011 and paid in 2012 into ESP II Plan.

Potential Payments upon Termination or Change in Control: The tables beginning on page 54 illustrate the amounts payable to each of the NEOs in the event of a termination of his or her employment, whether voluntary or involuntary. Also included are additional payments in connection with his or her retirement, death, disability, or termination following a change in control. The amounts shown: (1) assume a termination effective as of December 31, 2012, (2) are based on the closing price of our common stock on December 31, 2012, as reported on the NYSE (i.e., $20.51), and (3) are estimates of the amounts that would be paid to each NEO based upon the amounts earned through the end of 2012. The precise amount actually due to any NEO upon his or her termination can only be determined at the time of the termination.

Payments Made Upon Termination: If a NEO's employment terminates for any reason, he or she is entitled to receive amounts earned during his or her term of employment. Such amounts include: (1) base salary through the date of termination, (2) accrued but unused paid time off, (3) amounts contributed by the NEO and vested amounts contributed by the Company under the RSP,

ESP II, After-Tax Plan, and (4) stock options and restricted stock rights awards that have vested as of the termination date (unless the NEO is terminated for "cause," in which case vested and unexercised stock options and any undelivered vested stock options or performance shares are forfeited).

Additional Payments Made Upon Retirement: In addition to the amounts described above, upon a NEO's termination of employment because of retirement (upon the occurrence of certain age and/or service conditions as defined in the relevant plan), all of his or her outstanding non-vested stock options granted under the PEP will immediately vest. All of such retiring NEO's restricted stock rights awards and a pro rata portion of his or her performance share awards, granted under the 2011 LTIP, will also immediately vest. As of December 31, 2012, Mr. Apodaca is retirement-eligible under the PEP.

Additional Payments Made Upon Death or Disability: In addition to the amounts described above, if a NEO dies or becomes disabled, he or she will receive payments under our basic and supplemental life, accidental death and dismemberment, and disability programs.

Severance Payments: In addition to the amounts described above, if we terminate the employment of a NEO because we eliminate his or her position, the table on page 54 reflects the amounts payable under our Severance Plan. This plan covers all non-union employees (including the NEOs) who satisfy the Severance Plan's service requirement and whose positions are eliminated. Members of the Officer group (which includes all NEOs) are eligible, upon signing a customary release agreement, for a lump sum severance payment equal to 14 months of base salary plus one additional week of base salary for each year of service. In March 2012, this plan was amended to cap the lump sum severance payment at a level equal to what an officer would receive under the Retention Plan, as amended and restated. Members of the officer group also are eligible to receive reimbursement for placement assistance expenses (up to 5% of base salary), continuation of certain insurance benefits, and health care benefits for up to 12 months. If an individual receives benefits under a Retention Plan discussed below in the *Payments Made upon a Change in Control* section, severance benefits are not available under the Severance Plan.

Payments Made Upon a Change in Control: In addition to the amounts described above (other than the severance pay), if a NEO's employment is terminated within 24 months in connection with a change in control, either by us without cause, or by the NEO due to a constructive termination, the NEO will receive additional payments and benefits (including special severance benefits) under the Retention Plan, which covers all of the NEOs. Benefits are only payable if the officer is not retained or immediately re-employed ("double trigger") by the successor company following a change in control and if the termination is (1) for reasons other than cause, death, or disability or (2) by the officer due to constructive termination. In addition, the officer must sign a customary release agreement to receive benefits. In 2012, the Retention Plan and other related benefit plans were amended to eliminate certain change in control provisions that were considered to be poor pay practices. All Company Officers, including the NEOs, waived their rights to benefits that would be provided under the Retention Plan prior to the amendment in 2012. As such, all Company Officers including the NEOs, would receive the reduced benefits provided under the newly amended Retention Plan as highlighted below. The benefits include:

- A lump sum severance payment equal to two times current eligible compensation for the CEO, EVP and SVPs. The VPs will receive a severance equal to one and a half times Eligible Compensation;
- Eligible Compensation includes base salary, any cash award paid as a merit increase in lieu of base salary, and the average of the AIP awards for the three calendar years immediately preceding;
- A pro rata award of the officer's annual incentive equal to at least a minimum of 50% of the maximum award available under the applicable plan for the relevant performance period;
- Health care, life, and accidental death and dismemberment insurance benefits that are substantially similar to those received by the officer immediately prior to termination of employment for a period of 24 months for the CEO, EVP and SVPs and 12 months for Vice Presidents;
- Senior officers, including the NEOs, as well as the VP-Controller, VP-Treasurer, and VP-Regulatory must sign a restrictive covenant agreement not to compete in order to participate in the Retention Plan. If an officer signs a restricted covenant agreement, the officer will be compensated for the period of time during which the restrictions are in effect. If the officer does not sign the agreement in a timely manner, then the officer(s) will not be entitled to any benefits under the amended Retention Plan. As of December 31, 2012, all eligible Officers had signed the required restrictive covenant agreements. As such, the period of time covered for which a senior officer will be compensated, in the case of a change in control, is an amount equal to the Officers eligible compensation paid over a 12 month period. The VP-Controller, VP-Treasurer, and VP-Regulatory will be compensated, in the case of a change in control, in an amount equal to 50% of the officer's eligible compensation paid over a six month period;
- Reimbursement of reasonable legal fees and expenses incurred as a result of termination of employment; and
- The PEP was amended to provide for double trigger vesting following a change in control and add a general clawback provision. The clawback provision subjects PEP awards to potential clawback or forfeiture to the fullest extent called

for by applicable law or Company policy. Upon a qualifying change in control (which requires a termination of employment by the Company for any reason other than cause, death, disability or a termination by officer due to constructive termination), all outstanding, unvested stock option awards, all time-vested restricted stock awards, and a pro rata portion of any performance share awards granted under the PEP will fully vest. If the Board concludes the value of an award will be materially impaired following a change in control, then the award will fully vest immediately prior to the change in control.

The Company also sponsors certain other plans in which the NEOs participate that contain provisions that are triggered by a change in control. These include, for example, the ESP II and After-Tax Plan, which provide that the participant will receive a pro rata amount of the annual contribution for the number of months of service during the year. The long-term incentive plan also provides that each NEO will receive a pro rata award for the number of months of service during the performance period prior to the change in control event.

Upon a qualifying change in control, all outstanding, unvested stock option awards and either all restricted stock rights awards with service-based restrictions or a pro rata portion of restricted stock rights awards with performance-based restrictions granted under the PEP will fully vest.

A summary of the material provisions of the definition of "Change in Control" contained in the Retention Plan and related plans are as follows:

1. Subject to certain exceptions, any person becomes the beneficial owner of 20% or more of the Company's common stock;
2. During any consecutive two-year period, the following individuals cease, for any reason, to constitute a majority of the Board: (i) directors who were directors at the beginning of the two-year period and (ii) any new directors whose election by the Board or nomination for election by our shareholders was approved by a vote of at least two-thirds of the directors then still in office who either were elected at the beginning of the two-year period or whose election or nomination for election was previously so approved, but not including any such new directors designated by a person who entered into an agreement with the Company to effect a transaction described in parts 1, 3, or 4 of this definition summary;
3. Our shareholders approve a merger or consolidation with another company, corporation, or subsidiary that is not affiliated with us immediately before the change in control, unless the merger or consolidation results in the Company's voting securities outstanding immediately before the merger or consolidation continuing to represent at least 60% of the Company's combined voting power of such surviving entity outstanding immediately after such merger or consolidation; or
4. The adoption of a plan of complete liquidation of the Company or any agreement for the sale or disposition of all or substantially all of the Company's assets.

No change in control will be deemed to have occurred until all required regulatory approvals are obtained and the transaction that would otherwise be considered to be a change in control closes.

The following table summarizes the value of the termination payments and benefits that the NEOs would have received if he or she had terminated employment on December 31, 2012, under the circumstances shown, and based on the terms of the relevant plans as of December 31, 2012. The table excludes amounts which are generally available to all our employees, such as (1) amounts accrued through December 31, 2012, that would be paid in the normal course of continued employment, such as accrued but unpaid salary and (2) vested account balances under the RSP.

CHANGE IN CONTROL, TERMINATION, RETIREMENT, OR IMPACTION

Benefits and Payments	Voluntary Termination by Executive ($)	Termination for Cause ($)	Disability ($)	Death ($)	Constructive or without Cause Termination due to Change in Control ($)	Retirement ($) (1)	Impaction ($) (9)
P. K. Collawn							
AIP (2)	—	—	429,525	429,525	429,525	—	429,525
Stock Options (3)	—	—	159,071	159,071	159,071	—	159,071
Restricted Stock Units (4)	—	—	1,078,929	1,078,929	1,078,929	—	1,078,929
2011-2 Performance Shares (5)	780,775	—	780,775	780,775	780,775	—	780,775
2011-2 Performance Cash (5)	89,700	—	89,700	89,700	89,700	—	89,700
2011-3 Performance Shares (6)	592,083	—	592,083	592,083	592,083	—	592,083
2011-3 Performance Cash (6)	69,000	—	69,000	69,000	69,000	—	69,000
2012-2014 Performance Shares (7)	—	—	—	—	355,623	—	—
ESP II Plan Balances	1,380,362	1,380,362	1,380,362	1,380,362	1,380,362	—	1,380,362
After-Tax Plan	—	—	449,359	449,359	449,359	—	—
Health and Welfare Benefits	—	—	—	—	7,064	—	3,532
Life Insurance Proceeds	—	—	—	1,400,000	—	—	—
Cash Severance (10)	—	—	—	—	3,611,747	—	820,833
Legal Fees (8)	—	—	—	—	20,000	—	—
Total P. K. Collawn	2,911,920	1,380,362	5,028,804	6,428,804	9,023,238	—	5,403,810
C. N. Eldred							
AIP (2)	—	—	182,600	182,600	182,600	—	182,600
Stock Options (3)	—	—	69,089	69,089	69,089	—	69,089
Restricted Stock Units (4)	—	—	429,808	429,808	429,808	—	429,808
2011-2 Performance Shares (5)	319,095	—	319,095	319,095	319,095	—	319,095
2011-2 Performance Cash (5)	38,400	—	38,400	38,400	38,400	—	38,400
2011-3 Performance Shares (6)	239,864	—	239,864	239,864	239,864	—	239,864
2011-3 Performance Cash (6)	28,800	—	28,800	28,800	28,800	—	28,800
2012-2014 Performance Shares (7)	—	—	—	—	123,696	—	—
ESP II Plan Balances	457,069	457,069	457,069	457,069	457,069	—	457,069
After-Tax Plan	—	—	—	—	—	—	—
Health and Welfare Benefits	—	—	—	—	19,209	—	9,605
Life Insurance Proceeds	—	—	—	1,400,000	—	—	—

CHANGE IN CONTROL, TERMINATION, RETIREMENT, OR IMPACTION

Benefits and Payments	Voluntary Termination by Executive ($)	Termination for Cause ($)	Disability ($)	Death ($)	Constructive or without Cause Termination due to Change in Control ($)	Retirement ($) (1)	Impaction ($) (9)
Cash Severance (10)	—	—	—	—	2,273,720	—	538,462
Legal Fees (8)	—	—	—	—	20,000	—	—
Total C. N. Eldred	**1,083,228**	**457,069**	**1,764,725**	**3,164,725**	**4,201,350**	**—**	**2,312,792**
R. E. Talbot							
AIP (2)	—	—	146,460	146,460	146,460	—	146,460
Stock Options (3)	—	—	—	—	—	—	—
Restricted Stock Units (4)	—	—	98,571	98,571	98,571	—	98,571
2011-2 Performance Shares (5)	108,908	—	108,908	108,908	108,908	—	108,908
2011-2 Performance Cash (5)	13,475	—	13,475	13,475	13,475	—	13,475
2011-3 Performance Shares (6)	113,851	—	113,851	113,851	113,851	—	113,851
2011-3 Performance Cash (6)	14,311	—	14,311	14,311	14,311	—	14,311
2012-2014 Performance Shares (7)	—	—	—	—	89,424	—	—
ESP II Plan Balances	35,000	35,000	97,281	97,281	97,281	—	35,000
After-Tax Plan	—	—	—	—	—	—	—
Health and Welfare Benefits	—	—	—	—	19,100	—	9,550
Life Insurance Proceeds	—	—	—	750,000	—	—	—
Cash Severance (10)	—	—	—	—	1,627,500	—	408,333
Legal Fees (8)	—	—	—	—	20,000	—	—
Total R. E. Talbot	**285,545**	**35,000**	**592,857**	**1,342,857**	**2,348,881**	**—**	**948,459**
P. V. Apodaca							
AIP (2)	—	—	118,690	118,690	118,690	118,690	118,690
Stock Options (3)	—	—	44,211	44,211	44,211	44,211	44,211
Restricted Stock Units (4)	—	—	295,959	295,959	295,959	295,959	295,959
2011-2 Performance Shares (5)	176,509	—	176,509	176,509	176,509	176,509	176,509
2011-2 Performance Cash (5)	21,840	—	21,840	21,840	21,840	21,840	21,840
2011-3 Performance Shares (6)	132,372	—	132,372	132,372	132,372	132,372	132,372
2011-3 Performance Cash (6)	16,640	—	16,640	16,640	16,640	16,640	16,640
2012-2014 Performance Shares (7)	—	—	—	—	68,319	—	—
ESP II Plan Balances	331,219	331,219	331,219	331,219	331,219	331,219	331,219

CHANGE IN CONTROL, TERMINATION, RETIREMENT, OR IMPACTION

Benefits and Payments	Voluntary Termination by Executive ($)	Termination for Cause ($)	Disability ($)	Death ($)	Constructive or without Cause Termination due to Change in Control ($)	Retirement ($) (1)	Impaction ($) (9)
After-Tax Plan	—	—	—	—	—	—	—
Health and Welfare Benefits	—	—	—	—	19,733	—	9,867
Life Insurance Proceeds	—	—	—	1,400,000	—	—	—
Cash Severance (10)	—	—	—	—	1,558,905	—	361,538
Legal Fees (8)	—	—	—	—	20,000	—	—
Total P. V. Apodaca	678,580	331,219	1,137,440	2,537,440	2,804,397	1,137,440	1,508,845
R. N. Darnell							
AIP (2)	—	—	76,851	76,851	76,851	—	76,851
Stock Options (3)	—	—	28,468	28,468	28,468	—	28,468
Restricted Stock Units (4)	—	—	158,337	158,337	158,337	—	158,337
2011-2 Performance Shares (5)	95,782	—	95,782	95,782	95,782	—	95,782
2011-2 Performance Cash (5)	11,638	—	11,638	11,638	11,638	—	11,638
2011-3 Performance Shares (6)	80,420	—	80,420	80,420	80,420	—	80,420
2011-3 Performance Cash (6)	9,964	—	9,964	9,964	9,964	—	9,964
2012-2014 Performance Shares (7)	—	—	—	—	47,050	—	—
ESP II Plan Balances	—	—	—	—	—	—	—
After-Tax Plan	—	—	—	—	—	—	—
Health and Welfare Benefits	—	—	—	—	18,926	—	9,463
Life Insurance Proceeds	—	—	—	1,140,000	—	—	—
Cash Severance (10)	—	—	—	—	1,000,214	—	298,462
Legal Fees (8)	—	—	—	—	20,000	—	—
Total R. N. Darnell	197,804	—	461,460	1,601,460	1,547,650	—	769,385

(1) Under the PEP, "Retirement" is defined as termination of employment and attainment of (a) age 45 and 20 years of service, (b) age 55 and 10 years of service, (c) age 59.5, or (d) any age and 30 years of service. As of December 31, 2012, Ms. Collawn, Mr. Eldred, Mr. Talbot, and Mr. Darnell were not eligible for retirement.

(2) The amount represented is the amount payable under the 2012 AIP, as set forth in the 2012 AIP column of the 2012 Non-Equity Incentive Compensation table (contained in footnote (5) to the SCT) on page 41.

(3) The amount represented is the value of "in-the-money" unvested options that would vest under the PEP on an accelerated basis under certain termination events based upon the difference between the exercise price and the NYSE closing price of our stock on December 31, 2012 ($20.51).

(4) The amount represented is the value of all restricted stock units that would vest under the PEP on an accelerated basis under certain termination events based on the closing market price of our common stock on December 31, 2012 ($20.51).

(5) The amounts shown are the amounts payable to our NEOs under the 2011 LTIP for the actual above target performance earned for 2011-2012 based on the applicable TSR and FFO/Debt Ratio performance measures. For performance shares, the number indicated assumes that the market prices, upon delivery in 2012 of such performance shares, was the same as the closing price on December 31, 2012 ($20.51). For performance cash, the amount shown is the actual amount received by our NEOs, shown in the 2011-2012 LTIP Performance Cash Award column of the 2012 Non-Equity Incentive Compensation Table on page 41.

(6) The amounts shown are a pro rata portion of the amounts payable, if at all, in 2014 under the 2011 LTIP for the 2011-2013 performance period assuming above target performance is achieved for the 2011-2013 performance periods. For performance shares, the amounts shown assume that the market price upon delivery will be the same as the closing price on December 31, 2012 ($20.51).

(7) The amounts shown are a pro rata portion of the amounts payable, if at all, under the 2012 LTIP, upon a change in control, assuming the current level of performance and that the market price upon delivery will be the same as the closing price on December 31, 2012 ($20.51).

(8) The NEOs are eligible for reimbursement of reasonable legal expenses upon termination for change in control as of December 31, 2012. The amount shown in the table is a reasonable estimate of the amount that may be reimbursable.

(9) "Impaction" is defined under our Severance Plan, in relevant part, as the termination of employment as a result of the Company's elimination of executive's position.

(10) Represents (i) lump sum severance payment equal to two times current eligible compensation and (ii) payment for restrictive covenant agreement equal to 1 times eligible compensation paid over a 12 month period.

EQUITY COMPENSATION PLAN INFORMATON

The following table shows the total number of outstanding options and shares available for future issuances of options and all other equity awards under all of our equity compensation plans as of December 31, 2012.

EQUITY COMPENSATION PLAN INFORMATION
As of December 31, 2012

	(a)	(b)	(c)
Plan Category	**Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)**	**Weighted-average exercise price of outstanding options, warrants and rights ($)**	**Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (#)**
Equity compensation plans approved by security holders	2,968,872[(1)]	$20.72[(1)]	4,369,001[(2)]
Equity compensation plans not approved by security holders (ESP II)[(3)]	87,402	(3)	19,206
Total	3,056,274	20.72[(1)(3)]	4,388,207

(1) Amount includes 1,927,450 outstanding options, 353,722 unvested restricted stock awards and 622,450 actual and contingent performance shares (assuming maximum performance) issued under the PEP, as well as 65,250 outstanding options issued under the Director Retainer Plan, which expired on July 1, 2005. Unvested restricted stock and performance shares are not included in the weighted-average exercise price calculations of column (b).

(2) As of December 31, 2012, although 4,369,001 shares of the 12,343,000 authorized shares remained available for future issuance under the PEP, only 1,225,592 shares remained available for future issuance of full-value equity awards under the PEP due to the PEP's separate limit of 3,240,000 authorized shares that may be subject to full-value equity awards.

(3) Under the ESP II (as referenced under the caption "Non-Tax Qualified Retirement Plans" on page 49), a participant may choose to invest his or her accounts in one or more of several hypothetical investment funds, including the PNM Resources Stock Fund, which provides for returns based on a hypothetical investment in shares of common stock of PNM Resources. A participant who chooses to invest in the PNM Resources Stock Fund may elect to settle that portion of his or her account in either common stock or cash. As of December 31, 2012 a total of 257,500 shares of common stock were registered by PNM Resources for issuance under the ESP II, and 19,206 registered shares remained available. As reflected above in column (a), as of December 31, 2012, a total of 87,402 phantom shares of PNM Resources' common stock were allocated to participants in ESP II. Phantom shares are not included in the weighted average exercise price calculations of column (b).

ANNUAL REPORT AVAILABILITY

Pursuant to the Notice of Internet Availability of Proxy Materials mailed March 28, 2013, PNM Resources' 2012 Annual Report on Form 10-K was made available to shareholders beginning on March 28, 2013. **Copies of the Annual Report on Form 10-K are available without charge upon written request to Leo Gonzalez, Assistant Treasurer, Corporate Headquarters, Mail Stop 0905, Albuquerque, New Mexico 87102, or electronically at www.pnmresources. com (under Investor Relations)**. You may also obtain our SEC filings through the Internet at www.pnmresources.com (under Investor Relations) or www.sec.gov.

By Order of the Board of Directors,

Patrick V. Apodaca
Senior Vice President, General Counsel and Secretary

2012 BENCHMARKING DATA

The following list comprises the 2011 Towers Watson U.S. Compensation Data Bank (CDB) Energy Services Executive Database of similarly sized utility/energy companies (companies with revenue of $1 Billion - $3 Billion) and (2) the 2011 Towers Watson U.S. Compensation Data Bank (CDB) General Industry Executive Database of similarly sized companies (companies with revenue of $1 Billion - $3 Billion), weighted respectively 75% and 25% to derive the weighted median, comprising the 2012 Benchmark Data. As shown below, seven (7) of the 14 companies in the PNMR Peer Group are also in the 2012 Benchmark Data group.

2011 Towers Watson U.S. CDB Energy Services Executive Database with Revenue of $1 Billion - $3 Billion

Acciona, S.A. / AGL Resources, Inc. / AREVA, Inc. / Avista Corporation / Black Hills Corporation* / Cleco Corporation* / Covanta Holdings Corporation / CPS Energy / Crosstex Energy, L.P. / DPL, Inc. (1)* / Energen Corporation / EQT Corporation / First Solar, Inc. / GenOn Energy, Inc. / Hawaiian Electric Industries, Inc.* / IDACORP, Inc. / LG&E and KU Energy, LLC / Lower Colorado River Authority / McDermott International, Inc. / New York Power Authority / Nicor, Inc. / North Western Energy / NSTAR* (1)/ Oglethorpe Power Corporation / PNM Resources, Inc. / Portland General Electric Company / ProLiance Holdings, LLC / Regency Energy Partners, L.P. / Salt River Project / Santee Cooper / SemGroup Corporation/ Southern Union Company / TransCanada Corporation / UniSource Energy Corporation* / Vectren Corporation / Westar Energy, Inc.*

* PNMR Peer Group Member

(1) DPL, Inc. was acquired November 2011 and NSTAR was acquired April 2012

2011 Towers Watson U.S. CDB General Industry Executive Database with Revenue of $1 Billion - $3 Billion

A.O. Smith Corporation / General Atomics / Nypro, Inc. / Acuity Brands, Inc. / Goodman Manufacturing Company, L.P. / Overhead Door Corporation* / Aerojet* / GSI Commerce, Inc. / Parsons Corporation / Alexander & Baldwin, Inc. / GTECH Corporation / PerkinElmer, Inc. / American Crystal Sugar Company / H.B. Fuller Company / Plexus Corporation / AMETECK, Inc. / Harland Clarke Corporation* / Polaris Industries, Inc. / Ann, Inc. / Harman International Industries, Inc. / Purdue Pharma, L.P. / AOL, Inc. / Headway Technologies, Inc.* / Quintiles, Inc. / Armstrong World Industries, Inc. / Herman Miller, Inc. / Reader's Digest Association, Inc. / Barnes Group, Inc. / Hexcel Corporation / Regal-Beloit Corporation / Brady Corporation / HNI Corporation / Rent-A-Center, Inc. / Broadridge Financial Solutions, Inc. / HNTB Corporation / Safety-Kleen Systems, Inc. / Brown-Forman Corporation / Hostess Brands, Inc. / Schwan Food Company, LLC / The Carmeuse Group / Houghton Mifflin Harcourt Publishing / Scotts Miracle-Gro Company / Carpenter Technology Corporation / Hunt Consolidated, Inc. / Scripps Networks Interactive, Inc. / CDI Corporation / Husky Injection Molding Systems, Ltd.* / ServiceMaster Company / Chemtura Corporation / IDEXX Laboratories, Inc. / ShawCor, Ltd. / Chiquita Brands, LLC / IMS Health, Inc. / Sigma-Aldrich Corporation / Coinstar, Inc. / Intercontinental Hotels* / Snap-On, Inc. / ConvaTec, Inc. / International Flavors and Fragrances, Inc. / Space Systems Loral, Inc.* / Convergys Corporation / Irvine Company, LLC / SRA Inernational Inc. / CoreLogic Inc. / Jack in the Box, Inc. / Stantec, Inc.* / Covance, Inc. / Kaman Industrial Technologies Corporation / Steelcase, Inc. / Curtiss-Wright Corporation / Kansas City Southern, Inc. / Swagelok Company / Cytec Industries, Inc. / Kinetic Concepts, Inc. / Teradata Corporation / Dassault Systemès* / Kinross Gold Corporation / Thomas & Betts Corporation / Day & Zimmerman, Inc. / Magellan Midstream Partners, L.P. / Toro Company / Deckers Outdoor Corporation / ManTech International Corporation / Total System Services, Inc. / Deluxe Corporation / Martin Marietta Materials, Inc. / Travelport, Ltd. / Dentsply International, Inc. / Mary Kay, Inc. / Trident Seafoods Corporation / Dex One Corporation / The McClatchy Company / Tupperware Brands Corporation / Donaldson Company, Inc. / MDC Holdings, Inc. / Underwriters Laboratories, Inc. / Endo Pharmaceuticals, Inc. / Molson Coors Brewing Company / United Rentals, Inc. / Equifax, Inc. / MWH Global, Inc. / USG Corporation / Equity Office Properties Trust / Noranda Aluminum, Inc. / Vulcan Materials Company

* Indicates a subsidiary

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N
W
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40
25
CENTRAL
GOLD
SILVER
LEAD
COAL
4TH STREET
3RD STREET
2ND STREET
BROADWAY

Corporate
Headquarters
(4th Floor)
414 SILVER S.W.
P
Parking
P Parking
5TH STREET

Downtown Albuquerque
(map not to scale)

To Albuquerque
International
Sunport

PNM Resources, Inc.
Annual Meeting of Shareholders

Thursday, May 9, 2013 – 10:00 A.M. (MDT)

PNM Resources Corporate Headquarters

4th Floor - Conference Center

414 Silver Avenue, S.W.

Albuquerque, NM


PNM Resources